As confidentially submitted to the Securities and Exchange Commission on August 21, 2013

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Sungy Data Ltd.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

British Virgin Islands	7389	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Floor 17, Tower A, China International Center

No. 33 Zhongshan 3rd Road

Yuexiu District, Guangzhou 510055

People’s Republic of China

Tel: (+86 20) 6681-5066

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower The Landmark 15 Queen’s Road Central Hong Kong (+852) 3740-4700	Leiming Chen, Esq. Simpson Thacher & Bartlett LLP c/o 35th Floor, ICBC Tower 3 Garden Road Central, Hong Kong (+852) 2514-7600

Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee
Ordinary shares, par value US$0.0001 per share(2)(3)

(1)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.
(2)	Includes ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public, and also includes ordinary shares that may be purchased by the underwriters pursuant to an over-allotment option. These ordinary shares are not being registered for the purpose of sales outside the United States.
(3)	American depositary shares issuable upon deposit of the ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No.333- ). Each American depositary share represents ordinary shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. [Neither we nor the selling shareholders] may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we [and the selling shareholders] are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                 , 2013

                 American Depositary Shares

Sungy Data Ltd.

[Note: Insert company logo here.]

Representing                      Ordinary Shares

This is an initial public offering of American Depositary Shares, or ADSs, of Sungy Data Ltd. Sungy Data Ltd. is offering              ADSs[, and the selling shareholders are offering              ADSs]. Each ADS represents              ordinary shares, par value US$0.0001 per share.

Prior to this offering, there has been no public market for the ADSs or our ordinary shares. We anticipate that the initial public offering price will be between US$             and US$             per ADS. We have applied to have our ADSs listed on the [NYSE/Nasdaq] under the symbol “            .”

We are an “emerging growth company” under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements.

The underwriters have the right to purchase up to an additional              ADSs from us [and an aggregate of                  additional ADSs from the selling shareholders] at the initial public offering price, less underwriting discounts and commissions, within 30 days from the date of this prospectus, to cover over-allotments of ADSs.

Investing in our ADSs involves risks. See “Risk Factors” beginning on page 12.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Us	Proceeds to Selling Shareholders
Per ADS	US$	US$	US$	US$
Total	US$	US$	US$	US$

Delivery of the ADSs will be made on or about             , 2013.

Neither the United States Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse

The date of this prospectus is             , 2013.

[Page intentionally left blank for graphics]

You should rely only on the information contained in this prospectus or in any related free-writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, the ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ADSs.

We have not taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of the prospectus outside the United States.

Dealer Prospectus Delivery Obligation

Until                     , all dealers that buy, sell or trade ADS, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under “Risk Factors,” before deciding whether to buy our ADSs. This prospectus contains information from a report commissioned by us and prepared by App Annie Intelligence, an independent research firm, in August 2013, to provide information on the ranking of our applications on Google Play globally. We refer to this report as the App Annie Report in this prospectus.

Overview

We are a leading provider of mobile internet products and services globally with a focus on applications and mobile platform development. We were one of the top three mobile application publishers worldwide as measured by the number of product downloads on Google Play for the six months ended June 30, 2013, based on the App Annie Report.

With approximately 210 million downloads and activations, our platform product, GO Launcher EX, was the No. 1 most downloaded product in the personalization category on Google Play in both 2012 and the six months ended June 30, 2013, according to the App Annie Report. As users’ first entry point to these Android smartphones, GO Launcher EX manages installed apps, widgets and other functions. It is available in 38 languages and has attracted users from over 200 countries and regions since it was launched in November 2010.

Building upon our success in GO Launcher EX, we have developed a portfolio of GO series products which include the launcher products and a broad range of other GO series apps and widgets that provide rich functionality, enhanced performance and extensive personalization for Android smartphones. Our GO series products have been downloaded and activated on over 280 million smartphones worldwide as of June 30, 2013, with over 70% of these downloads and activations from locations outside of China. We have achieved the following milestones for our key GO series products:

•

GO Launcher EX was one of the 14 non-game products with more than 100 million downloads on Google Play, excluding apps developed by Google, as of June 30, 2013, according to the App Annie Report. It has been downloaded and activated on 210 million Android smartphones worldwide as of June 30, 2013 which, calculated based on data provided in a report by Gartner Inc., an independent market research firm (such report being referred to herein as the Gartner Report), represents approximately 19.5% of all the Android smartphones sold globally as of June 30, 2013.

•

GO short messaging service, or SMS, downloaded and activated on 52 million Android smartphones worldwide as of June 30, 2013, was ranked the most downloaded SMS app on Google Play for the six months ended June 30, 2013, according to the App Annie Report.

•

GO Locker, downloaded and activated on 50 million Android smartphones worldwide as of July 14, 2013, was ranked the most downloaded locker app on Google Play for the six months ended June 30, 2013, according to the App Annie Report.

•

GO Weather, downloaded and activated on 32 million Android smartphones worldwide as of June 30, 2013, was ranked the most downloaded weather app on Google Play for the six months ended June 30, 2013, according to the App Annie Report.

As of June 30, 2013, we had three out of the 39 non-game products with more than 50 million downloads on Google Play, excluding apps developed by Google, according to the App Annie Report.

Leveraging the success of our GO series products, we have created and continued to expand a GO platform that is built upon GO Launcher EX and integrates all of our GO series products as well as third-party mobile internet products and services.

We have devoted ourselves to the mobile internet industry since our inception in 2003, starting with products and services based on the Wireless Application Protocol and the Symbian mobile operating system. When Android grew in popularity as a mobile operating system, the extensive technologies and know-how we had accumulated from prior endeavors in the mobile internet industry have enabled us to seize the market opportunity and develop and successfully launch our GO series products for Android smartphones within a short period of time.

In addition to our GO series products and GO platform, we also offer 3G.cn, a mobile internet portal, and mobile reading services, both of which provide us with a stable and growing user and paying customer base.

•

We launched 3G.cn, one of the first Chinese mobile internet portals, in March 2004, when the mobile internet was still in its infancy. It provides mobile users access to a vast array of professional media and user-generated content, such as entertainment and sports events coverage in multi-media formats. 3G.cn had more than 45 million unique visitors in June 2013.

•

We launched our mobile reading services in the first half of 2010 to capture one of the early monetization opportunities in the mobile internet industry. Our mobile reading services are comprised of an expanding library of original and copyrighted literary works and a growing and highly engaged user community. In 2012, we attracted 810 million cumulative page views for a single piece of literature offered by us.

We generate our revenues through paid apps and themes, in-app purchase for advanced functionalities, advertising in various forms as well as users’ purchases of literary content. We believe that we will be able to explore and capture additional monetization opportunities and diversify our revenue sources as we continue to expand our GO platform to capitalize on opportunities in the mobile internet industry.

We have achieved significant growth in recent years. Our total revenues increased from RMB96.6 million in 2011 to RMB185.2 million in 2012, representing a 91.7% growth. We became profitable in 2012.

Our Strengths

We believe that the following competitive strengths have contributed to the growth of our business:

•	Global leading mobile platform products;

•	Open platform with diversified product offerings;

•	Large and fast growing global user base;

•	Superior user experience supported by strong research and development capabilities; and

•	Experienced and stable core management team with strong commitment to the mobile internet industry.

Our Strategies

Our goal is to become a global leading mobile internet platform. We strive to achieve this goal by pursuing the following strategies:

•	Strengthen and enrich our GO platform;

•	Expand our user base;

•	Improve the monetization of our products and services;

•	Continue to invest in and enhance our research and development capabilities; and

•	Selectively pursue strategic alliance and acquisition opportunities.

Our Industry

The global mobile internet industry has seen rapid development with the continuous enhancement of infrastructure, introduction of increasingly affordable mobile devices and advancement in wireless technology. According to International Data Corporation, or IDC, the number of global mobile internet users reached 1.1 billion in 2012, and is expected to increase to 2.3 billion in 2017, representing a compound annual growth rate, or CAGR, of 15.8%.

Smartphones, which combine advanced computing and network capabilities in a compact form, are increasingly popular among consumers around the world. Worldwide smartphone shipments are expected to increase from 723 million units in 2012 to 1.6 billion units in 2017, representing a CAGR of 16.9%. In the smartphone market, Android, an operating system developed and introduced by Google in 2008, has grown to capture the largest market share, according to IDC. In 2012, Android smartphone shipment amounted to 497 million, more than three times as much as iOS, the operating system with the second largest market share. Android is expected to continue to be the dominant operating system by 2017, according to IDC.

With the proliferation of mobile internet and smartphones, people are spending more time on their mobile devices. As a result, the industry has seen the emergence of an app economy and mobile activities, which is a key driver for mobile advertising. According to IDC, the total number of free and paid downloads on mobile application stores worldwide is expected to grow from 47.2 billion in 2012 to 187.0 billion by 2017, representing a CAGR of 31.7%. Mobile advertising spending worldwide reached US$8.8 billion in 2012 and is expected to expand to US$59.7 billion in 2017, representing a CAGR of 46.7%, according to eMarketer.

The mobile internet industry is still at a nascent stage. We believe the industry will continue to experience constant evolutions and innovations with significant monetization potential.

Our Challenges

Our ability to achieve our goal and execute our strategies is subject to risks and uncertainties, including but not limited to those relating to our ability to:

•	implement our relatively new business/revenue model and generate and increase revenues from our innovative GO series products;

•	retain and grow our user base and expand our product and service offerings;

•	continue developing innovative technologies in response to evolving industry trend and user demand and maintain our technological leadership;

•	develop and maintain relationships with third-party app developers and advertisers in a broad range of industries; and

•	attract and retain qualified personnel.

In addition, we face risks and uncertainties related to our compliance with applicable PRC regulations and policies, particularly those risks and uncertainties associated with our control over our variable interest entities, which is based on contractual arrangements rather than equity ownership.

Please see “Risk Factors” and other information included in this prospectus for a detailed discussion of these challenges and risks.

Corporate Information

Our principal executive offices are located at Floor 17, Tower A, China International Center, No. 33 Zhongshan 3rd Road, Yuexiu District, Guangzhou 510055, People’s Republic of China. Our telephone number at this address is (+86 20) 6681 5066. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is             .

Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our website is             . The information contained on our website is not a part of this prospectus.

Corporate History

We commenced operations in June 2003 in China. In January 2005, we established Sungy Data Ltd. in the British Virgin Islands. Through its wholly owned subsidiary, Sungy Data Ltd. entered into a series of contractual arrangements with certain variable interest entities and their shareholders through which it exercises effective control over, and receive substantially all of the economic benefits from, these variable interest entities. Sungy Data Ltd. has applied to the Registrar of Companies of the Cayman Islands for a transfer by way of redomiciliation to the Cayman Islands, and is in the process of changing its corporate name to GO Innovation Inc. As a result, we expect Sungy Data Ltd. to be renamed as GO Innovation Inc. and registered as an exempted company with limited liability in the Cayman Islands, in the near future. For more details, see “Corporate History and Structure.”

The following diagram illustrates our corporate structure and principle subsidiaries and variable interest entities as of the date of this prospectus:

(1)	Jiubang Digital is one of our variable interest entities. Mr. Yuqiang Deng and Mr. Xiangdong Zhang, our co-founders and Sanju Advertising, one of our variable interest entities, own 16%, 4% and 80% of Jiubang Digital’s equity interests, respectively.
(2)	Sanju Advertising is one of our variable interest entities. Mr. Yuqiang Deng, Mr. Xiangdong Zhang and Mr. Yingming Chang own 70%, 20% and 10% of Sanju Advertising’s equity interests, respectively.
(3)	Hengye Software is one of our variable interest entities. Mr. Yuqiang Deng, Mr. Xiangdong Zhang and Mr. Yingming Chang own 70%, 10% and 20% of Hengye Software’s equity interests, respectively.
(4)	Zhiteng Computer is one of our variable interest entities. Mr. Yuqiang Deng and Mr. Xiangdong Zhang own 80% and 20% of Zhiteng Computer’s equity interests, respectively.
(5)	Dormant entity without operations.

Implications of Being an Emerging Growth Company

As a company with less than US$1.0 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

We will remain an emerging growth company until the earliest of (a) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.0 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

THE OFFERING

The following information assumes that the underwriters will not exercise their option to purchase additional ADSs in the offering, unless otherwise indicated.

Offering price	We currently estimate that the initial public offering price will be between US$ and US$ per ADS.

ADSs offered by us	ADSs

[ADSs offered by the selling shareholders	ADSs]

Ordinary shares outstanding immediately after this offering	ordinary shares (or ordinary shares if the underwriters exercise their over-allotment option in full) will be outstanding immediately upon the completion of this offering, comprised of ordinary shares, par value US$0.0001 per share (or ordinary shares if the underwriters exercise their over-allotment option in full).

ADSs outstanding immediately after this offering	ADSs (or ADSs if the underwriters exercise their over-allotment option in full)

The ADSs	Each ADS represents ordinary shares, par value US$0.0001 per share.

The depositary will hold the ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement.

If we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares, after deducting its fees and expenses.

You may turn in your ADSs to the depositary in exchange for ordinary shares. The depositary will charge you fees for any exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Over-allotment option	We [and the selling shareholders] have granted to the underwriters an option, which is exercisable within 30 days from the date of this prospectus, to purchase up to additional ADSs.

Use of proceeds	We plan to use the net proceeds we receive from this offering to expand our product development and services offerings, invest in our database and infrastructure, research and development of mobile internet technology, expanding our selling and marketing activities and other general corporate purposes, including working capital needs. See “Use of Proceeds” for additional information.

[We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.]

Lock-up	We, [our directors and executive officers, our existing shareholders and certain of our option holders] have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our ADSs or ordinary shares or securities convertible into or exercisable or exchangeable for our ADSs or ordinary shares for a period of 180 days after the date of this prospectus. See “Underwriting” for more information.

[In addition, through a letter agreement, we will instruct , as depositary, not to accept any deposit of any ordinary shares or issue any ADSs for 180 days after the date of this prospectus unless we otherwise instruct the depositary with the prior written consent of the representative. The foregoing does not affect the right of ADS holders to cancel their ADSs and withdraw the underlying ordinary shares.]

Proposed [NYSE/Nasdaq] symbol	We have applied to have the ADSs listed on the [NYSE/Nasdaq] under the symbol “ .” Our ADSs and ordinary shares will not be listed on any other stock exchange or traded on any automated quotation system.

Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of Depositary Trust Company on , 2013.

Depositary

Directed share program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to ADSs offered by this prospectus to some of our directors, officers, employees, business associates and related persons.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks that you should carefully consider before investing in our ADSs.

The number of ordinary shares that will be outstanding immediately after this offering:

•	assumes re-designation or conversion of series A, B and C preferred shares into ordinary shares immediately upon the completion of this offering;

•	assumes no exercise of the underwriters’ over-allotment option;

•	excludes ordinary shares issuable upon exercise of our outstanding share options at a weighted average exercise price of US$ per ordinary share; and

•	excludes ordinary shares available for future issuance under our share incentive plans.

OUR SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated statements of comprehensive income (loss) data for the years ended December 31, 2011 and 2012 and the summary balance sheets data as of December 31, 2011 and 2012 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following summary financial information in conjunction with the consolidated financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Year Ended December 31,
	2011	2012
	RMB	RMB
Summary Consolidated Statements of Comprehensive Income (Loss) Data:
Revenues	96,594,538	185,218,681
Cost of revenues(1)	(46,617,793)	(74,813,098)

Gross profit	49,976,745	110,405,583
Operating Expenses:
Research and development expenses(1)	(30,190,352)	(34,041,250)
Selling and marketing expenses(1)	(35,305,268)	(45,914,065)
General and administrative expenses(1)	(23,224,454)	(25,614,849)

Operating income (loss)	(38,743,329)	4,835,419
Change in fair value of warrants	(2,356,037)	—
Share of losses of equity method investments	(3,744,390)	(1,072,946)
Impairment loss on equity method investments	(389,270)	—
Gain on disposal of an equity method investment	—	4,182,485
Investment income on short-term investment	2,251,269	124,862
Interest income	205,715	194,643

Income (loss) before income taxes	(42,776,042)	8,264,463
Income tax benefit	—	6,903,561

Net income (loss)	(42,776,042)	15,168,024
Basic and diluted loss per ordinary share	(1.89)	(0.83)
Weighted average number of ordinary shares used in calculating:
Basic and diluted	51,880,468	51,880,468

(1)	The amount of compensation costs recognized for stock options for the years ended December 31, 2011 and 2012 is as follows:

	Year Ended December 31,
	2011	2012
	RMB	RMB
Cost of revenues	74,458	76,111
Research and development expenses	111,716	164,374
Selling and marketing expenses	52,355	124,850
General and administrative expenses	53,365	60,748

Total	291,894	426,083

	As of December 31,
	2011	2012
	RMB	RMB
Summary Consolidated Balance Sheets Data:
Cash	81,011,002	83,598,378
Accounts receivable, net	33,167,598	46,341,590
Total assets	135,853,500	164,318,473
Total liabilities	33,894,056	46,632,878
Redeemable convertible preferred shares	390,097,630	447,127,915
Ordinary shares	42,360	42,360
Accumulated deficit	(327,181,409)	(369,820,097)
Total shareholders’ deficit	(288,138,186)	(329,442,320)

CONVENTIONS WHICH APPLY TO THIS PROSPECTUS

Except where the context otherwise requires and for purposes of this prospectus only:

•

“Sungy Data Ltd.,” “we,” “us,” “our company” and “our” refer to Sungy Data Ltd., its subsidiaries and, in the context of describing our operations and consolidation financial information, also include our variable interest entities, Guangzhou Jiubang Digital Technology Co., Ltd., or Jiubang Digital, Guangzhou Sanju Advertising Media Co., Ltd., or Sanju Advertising, Guangzhou Hengye Software Technology Co., Ltd., or Hengye Software, and Guangzhou Zhiteng Computer Technology Co., Ltd., or Zhiteng Computer;

•	“ADSs” refers to our American depositary shares, each of which represents ordinary shares;

•	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this prospectus only, Hong Kong, Macau and Taiwan;

•	“ordinary shares” prior to the completion of this offering refer to our ordinary shares, par value US$0.0001 per share;

•	“RMB” and “Renminbi” refer to the legal currency of China;

•	“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States;

•

“Gartner Report” refers to a report titled Market Share: Mobile Phones by Region and Country, 2Q13, published by Gartner Inc on August 13, 2013. The Gartner Report represents data, research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc., and are not representations of fact. The Gartner report speaks as of its original publication date (and not as of the date of the filing of this prospectus) and the opinions expressed in the Gartner Report are subject to change without notice;

•

“MAU”, or monthly active user, for our GO series products refers to anyone with our GO series products installed on their phone who logs onto the mobile internet through their smartphone at least once during a month, with each smartphone counted for only one monthly active user in any given month; and

•

“unique visitor” to 3G.cn means a visitor to 3G.cn from a specific mobile phone containing an individual browser cookie. No subsequent visits from the same mobile phone using the same cookie during a relevant period are added to our total unique visitors count for that period. An individual who accesses 3G.cn multiple times from the same mobile phone with the same cookie is counted as a unique visitor for each cookie he or she uses.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

RISK FACTORS

An investment in our ADSs involves significant risks. You should carefully consider all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.

Risks Relating to Our Business and Industry

Our GO series products and GO platform are relatively new, and the continued growth of our business is subject to a high degree of uncertainty.

Our GO series products and GO platform are relatively new and have only a short operating history, and the core elements of our GO platform are unique and rapidly evolving. Our Go series products have rapidly achieved global popularity since the first launch of GO Launcher EX in November 2010. Within less than three years since its launch, GO Launcher EX has been downloaded and activated in approximately 210 million Android smartphones worldwide as of June 30, 2013. We were one of the top three Android mobile application publishers worldwide as measured by the number of product downloads on Google Play for the six months ended June 30, 2013, based on the App Annie Report. However, due to the relatively short history of GO series products and services, the sustainability of user demand and the continued growth of our GO series products and GO platform are subject to a high degree of uncertainty. There are few proven methods of projecting user demand or industry trends on which we can rely, and we cannot assure you that we will be successful in the future. As the mobile internet industry is experiencing constant changes and innovation, many of the determining factors for the future of our GO series products and our GO platform are beyond our control, including our ability to anticipate and adapt to rapid changes in industry trends and the tastes and preferences of our users, our ability to develop a larger portfolio of GO series products and services that will continue to be popular among users, our ability to integrate a large number of third party mobile internet products and services to serve a wider range of our users’ needs, the continued worldwide growth in the use of our platform products and mobile internet products, and the availability and popularity of other competing mobile internet products.

There are significant uncertainties in the revenue potential of our GO series products and GO platform.

There is no proven revenue model for our GO series products and GO platform, as the fast growth of the mobile internet industry is a very recent phenomenon and we offer a unique, innovative portfolio of products and services that redefine the Android user experience. We have devoted, and expect to continue to devote, substantial resources to the development of our GO platform and the expansion of the products and services offered on this platform, but we cannot guarantee that we will be able to continuously improve the functionality and performance our GO series products so that they continue to appeal to our users, advertisers, third-party developers or other business partners.

Leveraging the large user base of our GO series products, we have been experimenting with various revenue models, including user purchases of premium launcher products such as our Next Launcher, in-app purchases of additional functionalities, and advertiser payments for different forms of advertising on our GO platform either through direct sale or through third party advertising agencies and mobile advertising networks such as Google AdMob and GetJar. We also intend to enter into arrangements with more third-party mobile internet products and services providers for their offerings on our GO platform. We cannot assure you that our existing revenue streams can continue to grow as we expected or that we can successfully identify new significant revenue streams, nor can we guarantee that we will be successful in developing and building an effective revenue model for our GO platform. As a result, there is significant uncertainty in our revenue potential.

Our business is increasingly subject to the risks relating to international operations, which could adversely affect our financial conditions and results of operations.

Our business has rapidly expanded internationally since we released our GO Launcher EX and other launcher products. Available in 38 languages and serving users from over 200 countries and regions, our GO series products have been downloaded and activated on over 280 million smartphones worldwide as of June 30, 2013 with over 70% of these activities occurring outside of China. The international market forms an important component of our growth strategy but expanding our business internationally exposes us to a number of risks, including:

•	Difficulty in identifying appropriate local third party business partners and establishing and maintaining a good working relationship with them;

•	Difficulty in selecting appropriate geographical regions for overseas expansion;

•	Difficulty in understanding local markets and culture;

•	Fluctuations in currency exchange rates;

•	Compliance with applicable foreign laws and regulations, including internet content requirements, foreign exchange controls and cash repatriation restrictions, and data privacy requirements; and

•	Increased costs associated with doing business in foreign jurisdictions.

Our financial condition and results of operations could be adversely affected by these and other risks associated with conducting international operations.

Our GO series products are built on the Android operating system and are highly reliant on third-party mobile internet products distribution platforms such as Google Play. Our revenues may suffer if the market demand for Android smartphones decreases, or if any of the distribution platforms that help make our GO series products available for download changes its standard terms and conditions in a way that is detrimental to us.

We build up our GO platform offerings on the Android operation system. Any significant downturn in the overall demand for Android smartphones or the use of Android smartphones could significantly and adversely affect the demand for our launcher products, which in turn would materially affect our revenues generated from GO series products. Although the Android smartphone market has grown rapidly in recent years, it is uncertain whether the Android smartphone market will remain growing at a similar rate in the future. In addition, due to the constantly evolving nature of the smartphone industry, another operating system for smartphones may eclipse the Android operating system and send the Android system into a decline in popularity. To the extent that our GO series products continue to be operated on Android smartphones, and that our future revenues substantially depend on the use and sales of Android smartphones, our business would be vulnerable to any downturns in the Android smartphone market.

In addition, we rely upon third party mobile internet products distribution platforms such as Google Play to make our GO series products available for download. Google Play, a popular global application distribution platform, is currently the primary delivery medium for our GO series products. Leveraging Google Play’s strong brand recognition and large global user base, we have acquired a significant portion of our GO series product users to date through the Google Play platform; we work with other similar distribution platforms in China to make our GO series products available to users in the country. We expect to continue to derive a substantial number of downloads and activations of our GO series products from such distribution platforms, especially Google Play. As such, the promotion, distribution and operation of our platform products are subject to Google Play’s and such other similar distribution platforms’ standard terms and policies for application developers, which are very broad and subject to the interpretation of, and frequent changes by, Google Play and these other distribution platforms. If Google Play, or any of major distribution platforms that help make our GO series products available for download, changes its standard terms and conditions in a way that is detrimental to us, including terminating its existing relationship with us, revenues from our GO series products and services could be materially and adversely affected.

We may not be able to continuously meet user demand and retain or expand our user base.

Although we constantly monitor and research user needs, we may be unable to meet user demand on a continuous basis or anticipate future user demands. A decrease in the number of users may reduce our monetization opportunities and have a material and adverse effect on our business, financial condition and results of operations. In order to attract and retain users and remain competitive, we must continue to innovate our products and services, improve user experience, and implement new technologies and functionalities.

The mobile internet business is characterized by constant changes, including rapid technological evolution, continual shifts in user demands, frequent introductions of new products and services and constant emergence of new industry standards and practices. As a result, users may leave us for competitors’ products and services more quickly than in other sectors. Thus our success will depend, in part, on our ability to respond to these changes on a cost-effective and timely basis, including improving and marketing our existing products and services and developing and pricing new products and services in response to evolving user needs. Our ability to successfully retain or expand our user base will depend on our ability to achieve the following, among others:

•	Anticipate and effectively respond to the growing number of mobile internet users in general and GO platform product users in particular;

•	Attract, retain and motivate talent application designers, product managers and engineers who have experience developing our GO series products and other mobile internet products;

•	Further integrate the content of our 3G.cn and mobile reading base with our GO platform;

•	Effectively market new mobile internet products and price them in response to evolving user needs;

•	Timely develop and launch new Go series products and other mobile internet products cost-effectively;

•	Further improve our GO platform to provide a compelling and optimal user experience through existing and new third-party developers or business partners; and

•	Further provide quality content to attract and retain visitors, advertisers and readers to 3G.cn and our mobile reading base.

We cannot assure you that our existing products and services will continue to be sufficiently popular with our users. We may be unsuccessful in adding compelling new products and services to further diversify our product offerings. Unexpected technical, operational, distribution or other problems could delay or prevent the introduction of one or more of our new products or services. Moreover, we cannot be sure that any of our new products and services will achieve widespread market acceptance or generate incremental revenue the way our existing GO series products have done. If we fail to continue to keep our current user base and achieve sufficient user satisfaction through our products or services or our products and services fail to meet our expectation to maintain our user and generate new users, our business, results of operations and financial condition will be materially and adversely affected.

We may not be able to effectively manage our growth or implement our future business strategies, in which case our business and results of operations may be materially and adversely affected.

We anticipate continuous expansion in our business, both through internal growth and strategic cooperation with third party partners. We have experienced a period of significant rapid growth and expansion that has placed, and continues to place, significant strain on our management and resources. We cannot assure you that this level of significant growth will be sustainable or achieved at all in the future. We believe that our continued growth will depend on our ability to develop and enhance our products and services, attract new users, retain existing users, encourage additional purchases by existing users, continue developing innovative technologies in response to user demand, maintain an open platform for Android smartphone products and services from third party developers, increase brand awareness through marketing and promotional activities, react to changes in market trends, expand into new market segments, integrate our products onto our platform, attract new advertisers and retain existing advertisers and take advantage of the growth in the relevant markets. We cannot assure you that we will achieve any of the above.

To manage our growth and attain and maintain profitability, we will also need to further expand, train, manage and motivate our workforce and manage our relationships with users, third party developers, business partners and advertisers. We anticipate that we will need to implement a variety of enhanced and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems. All of these endeavors involve risks and will require substantial management efforts and skills and significant additional expenditures. In addition, we currently derive revenues for GO series products primarily from outside of China, whereas our revenues from 3G.cn and our mobile reading services are primarily derived from China; this geographic division in the sources of our revenues may raise the level of difficulty in managing our growth and profitability. We cannot assure you that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations. In addition, we cannot assure you that we will be able to effectively manage our growth or implement our future business strategies effectively, and failure to do so may materially and adversely affect our business and results of operations.

We have limited relevant operating history and it may be difficult to evaluate our business and prospects.

We commenced operations in 2003, and our business has undergone significant changes with the development of different mobile internet products, from the establishment of 3G.cn in 2004 to the beginning of our mobile reading services in 2010 and, most recently, the launch of GO Launcher EX in November 2010. Given our history and our diversified sources of revenues, including the relatively new GO series products, and given the risks frequently encountered by fast-growing companies in relatively new and rapidly evolving markets such as the mobile internet market, it may be difficult for you to evaluate our business, financial performance and prospects. Our historical growth rate may not be indicative of our future performance. We cannot assure you that we will grow at the same rate as we did in the past. You should consider our prospects in light of the risks and uncertainties that fast-growing companies in a relatively new and rapidly evolving market may encounter or to which such companies may be exposed.

If we fail to attract advertisers or if our advertisers reduce their spending with us, our revenues, profitability and prospects may be materially and adversely affected.

In the years ended December 31, 2011 and 2012, revenues from advertising accounted for 49.2% and 33.0%, respectively, of our total revenues. Although our other business has experienced significant growth in recent years, we expect that our profitability and prospects will still partly depend on the continued development of the advertising industry and advertisers’ allocation of budgets to mobile internet advertising. In addition, companies that decide to advertise on mobile internet may utilize other methods or channels that are more established than the advertising solutions we offer. If the mobile advertising market size does not increase from current levels, or if we are unable to capture and retain a sufficient share of that market, our ability to maintain or increase our current level of advertising revenues and our profitability and prospects could be materially and adversely affected.

We generate our advertising revenues from working with mobile advertising networks, advertising agencies and direct advertisers. We cannot assure you that we will be able to retain existing direct advertisers, maintain relations with existing advertising agencies or mobile advertising networks, attract new direct advertisers or work with new advertising agencies and mobile advertising networks. In addition, if any direct advertisers or advertising agencies determine that their expenditures on advertising with us do not generate expected returns, for reasons such as the amount and quality of content on our GO platform or 3G.cn fail to attract a sufficient number of users, such direct advertisers or advertising agencies may allocate a greater portion or all of their advertising budgets to other channels and reduce or discontinue doing business with us. Since our arrangements with third party advertising agencies typically involve short-term framework or project-based agreements, we cannot assure you that we can continue cooperating with such advertising agencies in the future. Although we intend to reduce reliance on third party advertising networks by developing our own advertising network, failure to retain existing advertisers, enhance relations with existing advertising agencies and mobile advertising networks, attract new direct advertisers, work with new advertising agencies and mobile advertising networks or efficiently manage advertising inventory may materially and adversely affect our business, financial condition and results of operations.

We face competition in all aspects of our business. If we fail to compete effectively or if our reputation is damaged, our business, financial condition and results of operations may be materially and adversely affected.

Although we currently have a leading presence in the smartphone launcher platform products market, we cannot guarantee that we will be able to maintain our leading position in the future. We may face potential competition from leading mobile internet companies or smartphone manufacturers if they start to allocate resources and focus on the development in this business sector, and new competitors may also emerge. With more entrants into the smartphone launcher platform products business, aggressive price cutting by competitors may result in downward pressure on our gross margins in the future. We may then have to take actions to retain and attract users, such as cutting the price of our product and service offerings, which could adversely affect our profitability. If we fail to compete effectively, our market share would decrease and our results of operations would be materially and adversely affected.

We also face competition in other aspects of our business, particularly from companies that provide mobile portal services and mobile reading services. Some of our competitors have longer operating histories and significantly greater financial, technical and marketing resources than we do, and in turn have an advantage in attracting and retaining users and advertisers. In addition, many of our competitors that provide mobile portal and mobile reading services have significantly larger user bases and more established brand names than we do and may be able to more effectively leverage their user bases and brand names to provide integrated products and services, and thereby increase their respective market shares.

If we are not able to effectively compete in any aspect of our business or if our reputation is harmed by rumors or allegations regarding our business, our overall user base may decrease, which could reduce our paying users or make us less attractive to advertisers. We may be required to spend additional resources to further increase our brand recognition and promote our products and services, and such additional spending could adversely affect our profitability. Furthermore, if we are involved in disputes with any of our competitors that result in negative publicity relating to us, such disputes, regardless of their veracity or outcome, may harm our reputation or brand image and in turn lead to reduced number of users and advertisers. Any legal proceedings or measures we take in response to such disputes may be expensive, time-consuming and disruptive to our operations and divert our management’s attention.

We may incur net losses and experience negative cash flow from operating activities in the future and may not be able to obtain additional capital in a timely manner or on acceptable terms, or at all.

We have incurred net losses historically and we may incur losses in the future as we grow our business. In addition, we experienced negative cash flow from operating activities of RMB29.5 million in 2011; although we generated positive cash flow from operating activities in the amount of RMB12.3 million in 2012, we may experience negative cash flows again in the future.

Our ability to achieve and maintain profitability and positive cash flow from operating activities depends on various factors, including but not limited to, the acceptance of our products and services by mobile internet users, the growth and maintenance of our user base, our ability to control our costs and expenses and grow our revenues and the effectiveness of our selling and marketing activities. We may not be able to achieve or sustain profitability or positive cash flow from operating activities, and if we achieve positive operating cash flow, it may not be sufficient to satisfy our anticipated capital expenditures and other cash needs. As such, we may not be able to fund our operating expenses and expenditures and may be unable to fulfill our financial obligations as they become due, which may result in voluntary or involuntary dissolution or liquidation proceeding of our company and a total loss of your investment.

We have financed our operations to date primarily with proceeds from the sale of equity securities and warrants. As of December 31, 2012, we had approximately RMB83.6 million in cash. We expect that our existing cash will be sufficient to fund our operating and capital requirements for at least the next 12 months. However, we may need to raise additional capital to fund our continued operations. We cannot be certain that additional funding will be available in a timely manner or on acceptable terms, or at all. Our failure to obtain sufficient capital or sufficient capital in a timely manner or on acceptable terms could significantly harm our business, financial condition and prospects.

Our mobile reading services historically generated a substantial portion of our revenues. Our business and results of operations may be adversely affected if we fail to identify, attract and retain promising authors to generate popular literary content and support the continued growth of our mobile reading services.

In the years ended December 31, 2011 and 2012, mobile reading services accounted for 34.7% and 39.3% , respectively, of our total revenues. We expect that our mobile reading services will continue to be an important revenue generating source and we rely on our authors to produce attractive literary content and drive the continued growth of our mobile reading services. We may not be able to identify, attract and retain promising authors to produce popular literary content on a scale sufficient to support the continued growth of our mobile reading services. We may lose our most successful authors to competitors who may offer our authors more favorable terms that we are unable to match. Our popular authors may request more favorable terms or higher prices for licensing or transferring the proprietary rights of their literary works to us. We cannot guarantee that the content created by our authors will be attractive enough to help us increase the number of paying users or increase their spending with our mobile reading services. Although some of our authors agree to create literary content exclusively for us, we cannot control their productivity or the quality of their works produced within the contract term. We cannot be certain that the authors will continue to prefer to publish their literary works with our mobile reading services. In the event of any decline in our authors’ productivity or the quality of the literary works they produce, or if we are unable to attract or retain qualified authors , we may incur substantial costs to procure suitable replacement authors and content, which could have a negative impact on the number of our readers for our mobile reading services, and ultimately, on our business, financial condition and results of operations.

Our business depends substantially on the continuing efforts of our management team and key employees, and our business operations may be severely disrupted if we lose their services.

Our future success depends substantially on the continued efforts of our management team and key employees, in particular, our core management team members, Mr. Yuqiang Deng, Mr. Xiangdong Zhang, Mr. Yingming Chang and Mr. Aihua Huang. The loss of any of our core management team members could harm our business. In addition, if any of our key employees were unable or unwilling to continue their services with us, we might not be able to replace them easily, in a timely manner, or at all, which could result in significant disruptions to our business, and the integration of replacement personnel could be time-consuming and expensive and cause additional disruptions to our business. If any of our core management team members or key employees joins a competitor or forms a competing company, we may lose customers, know-how and key professionals and staff members.

In addition, if we are unable to attract or retain qualified employees to achieve a high level of success, we may not be able to grow our business or execute our business strategy and as a result, our revenues and profitability may decline. Each of our executive officers and key employees has made undertakings relating to non-competition obligations. However, these undertakings may not be enforceable in China, where our executives and key employees reside, in light of uncertainties with China’s legal system. See “—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.” In addition, if one or more of our executives or other key personnel do not act in the best interests of our company when a conflict of interest arises, our business, prospects and reputation may be harmed.

The performance and functionality of our GO platform may be impacted by third party developers’ internet mobile products offered via our GO platform.

We publish a development kit for our GO platform to allow for third party-developed themes and to partner with third-party developers to offer their internet mobile products on our GO platform. Over 10,000 third-party developed themes for our launcher products are currently available to suit our users’ diverse needs and preferences, in addition to the over 100 themes we have developed internally for our launcher products. Although no single third-party developer is critical to our GO platform and we continue to develop our core GO series products and services internally, if the number of high quality third-party developers decreases, the overall quality of applications declines or the products from the third-party developers fail to be compatible with our GO platform, our ability to monetize the GO platform may be negatively impacted and we may have to allocate more resources to internally develop the relevant products, which could have a material and adverse effect on our financial results. In addition, if we fail to integrate 3G.cn, the mobile reading services or other GO series products into our GO platform, the business potential for the sustainable growth of our GO platform could be substantially limited.

We contract with third parties to provide content for 3G.cn and our mobile reading services and we may lose users and revenues if these arrangements are terminated or if the quality of their content deteriorates.

We have arrangements with a number of third parties to provide content to our 3G.cn, for example, news agencies and publishers, entertainment and sports program providers, and our mobile reading services, and we have relied and will continue to rely on third parties for a significant portion of the content and materials (including all news-related content and materials) that we offer on 3G.cn and on our mobile reading services. If a large number of these content providers terminate relationships with us, materially change our existing arrangements, or fail to deliver high-quality content that meets users’ needs, or if we fail to find other content providers to maintain or expand the content we offer, we may lose our users and suffer significant revenue losses.

In addition, the PRC government has the ability to restrict or prevent state-owned media from cooperating with us in providing certain content to us, which will result in a decline in the amount and scope of content we offer on 3G.cn, in which case our revenues will be negatively impacted. Certain state-owned media companies from whom we currently procure content have built their own portal websites and may discontinue the cooperations with us in the future.

We cannot assure you that we will be able to retain our third party content providers or attract new third party providers to provide sufficient and popular content or materials, which may materially and adversely affect our business, financial condition and results of operations.

We depend on revenue-sharing arrangements with major mobile network carriers in China for a significant portion of our revenues from mobile reading.

A significant portion of our revenues from mobile reading services is derived from our revenue-sharing arrangements with major mobile network carriers in China, such as China Mobile, that run their own mobile reading base. We provide content to the mobile reading libraries of these mobile network carriers and receive a percentage of the fees paid by their users. For example, in 2011 and 2012, we derived approximately 63% and 59%, respectively, of our net revenues related to our mobile reading services from revenue-sharing arrangements with China Mobile. Our agreements with these major mobile network carriers generally have a term of one year and there can be no assurance that the agreements will be extended or renewed upon the expiration of their respective terms or that we will be able to extend or renew such agreements on terms and conditions favorable to us or at all. If any of the major mobile network carriers breaches its obligations under its agreement with us or refuses to extend such agreement when the term expires, we may lose all or a portion of the users of the relevant mobile network carrier. Our mobile reading services will suffer if our relationship with any of the major mobile network carriers terminates or deteriorates, or if there are material changes to terms and conditions of the agreements which are detrimental to us.

We face risks relating to third parties’ billing and payment systems.

We depend on the billing and payment systems of third parties such as wireless carriers, mobile payment service providers and third-party payment processors to maintain accurate records of payments of sales proceeds by users and collect such payments. We receive periodic statements from these third parties which indicate the aggregate amount of fees that were charged to users of our products and services. Our business and results of operations could be adversely affected if these third parties fail to accurately account for or calculate the revenues generated from the sales of our products and services. If there are security breaches or failure or errors in the payment process of these third parties, user experience may be affected and our business results may be negatively impacted.

Failure to timely collect our receivables from third parties whose billing and payment systems we use and third-party payment processors may adversely affect our cash flows. Our wireless carriers and third-party payment processors may from time to time experience cash flow difficulties. Consequently, they may delay their payments to us or fail to pay us at all. Any delay in payment or inability of current or potential wireless carriers and third-party payment processors to pay us may significantly harm our cash flow and results of operations.

In addition, we rely on the billing statements provided by third party wireless carriers and third-party payment service providers in order to recognize a substantial portion of our revenues from our products and services. We may not be able to recognize revenue from our products and services from these third parties in the period in which the services are performed if we do not receive the billing statements from these third parties. Due to the delays in receiving such billing statements, our revenues may fluctuate between periods and may not reflect the actual performance of our services.

We also do not have control over the security measures of our third party payment service providers, and security breaches of the online payment systems that we use could expose us to litigation and possible liability for failing to secure confidential customer information and could, among other things, damage our reputation and the perceived security of all of the online payment systems that we use. If a well-publicized internet or mobile network security breach were to occur, users concerned about the security of their online payments may become reluctant to purchase our products through payment service providers even if the publicized breach did not involve payment systems or methods used by us. In addition, there may be billing software errors that would damage customer confidence in these payment systems. If any of the above were to occur and damage our reputation or the perceived security of the payment systems we use, we may lose paying users and users may be discouraged from purchasing our internal mobile products, which may have an adverse effect on our business and results of operations.

Non-compliance on the part of third parties with which we conduct business could disrupt our business and adversely affect results of our operation.

Our third party content providers or other business partners may be subject to regulatory penalties or punishments because of their regulatory compliance failures, which may disrupt our business. Although we conduct a rigid review of legal formalities and certifications before entering into contractual relationships with our business partners, such as third party content providers, application developers and landlords, we cannot be certain whether any such third party has infringed or will infringe any third parties’ legal rights or violate any regulatory requirements. The legal liabilities and regulatory actions on our commercial partners may affect our business activities and reputation and in turn, our results of operations. For example, according to PRC regulations, all lease agreements are required to be registered with the local housing authorities. We presently lease properties at five different locations in China, and any failure to complete these required registrations by our landlords may expose our landlords and us to potential monetary fines. In addition, we provide certain online game developers with the platform to operate mobile games. The online game industry is highly regulated in China and each online game operator is required to obtain licenses and permits and complete filing procedures for specific online games as well as to comply with various requirements when conducting business. We require our online game developers and operators to provide their licenses, permits or filing documents in respect of the relevant online games before entering into cooperation arrangements with them, but we cannot assure you that such commercial partners or other developers who distribute online games and other applications through our platform without entering into cooperation arrangements with us will maintain all applicable permits and approvals, and any noncompliance on the part of such commercial partners may cause potential liabilities to us and in turn disrupt our operations.

If we fail to keep up with rapid technological changes in the internet and smartphone industries, our future growth may be adversely affected.

The internet industry and the smartphone industry are characterized by rapid and innovative technological changes. Our future success will depend on our ability to respond to rapidly changing technologies, adapt our products and services to evolving industry standards and improve the performance, functionality and reliability of our products and services. Our failure to adapt to such changes could harm our business. If we are slow to develop products and services that are compatible with smartphones, or if the products and services we develop are not widely accepted and used by smartphone users, we may not be able to capture a significant share of this increasingly important market. In addition, the widespread adoption of new internet, networking or telecommunications technologies or other technological changes for smartphones could require substantial expenditures to modify or adapt our products, services or infrastructure. If we fail to keep up with rapid and innovative technological changes to remain competitive, our future growth may be adversely affected.

If we fail to maintain and enhance our brands, or if we incur excessive expenses in this effort, our business, results of operations and prospects may be materially and adversely affected.

We believe that maintaining and enhancing our brands, such as the GO brand for our GO platform, the GG brand for our mobile reading services and the 3G brand for our mobile internet portal, is of significant importance to the success of our business. Maintaining and enhancing the recognition and reputation of our brands are critical to our success and ability to compete. Well-recognized brands are important to increasing the number of users and enhancing our attractiveness to advertisers. Since our products and services are relatively new in the mobile internet market, brand maintenance and enhancement directly affect our ability to maintain our market position.

Many factors, some of which are beyond our control, are important to maintaining and enhancing our brands and may negatively impact our brands and reputation if not properly managed, such as:

•	our ability to maintain a convenient and reliable user experience as user preferences evolve and as we expand into new service categories and new service lines;

•	our ability to increase brand awareness among existing and potential users, readers, authors, content providers and advertisers through various marketing and promotional activities;

•	our ability to adopt new technologies or adapt our products and services to meet user needs or emerging industry standards;

•	our ability to effectively control the quality of third-party developers that offer their applications on our platform products; and

•	our ability to distinguish our GO name from other similar names in the market and maintain and enhance such name in the face of potential challenges from third parties.

Although we have established and developed our brands mostly through word of mouth referrals and repeat users and, in the case of GO series products, the Google Play distribution platform, as we expand, we may conduct various marketing and brand promotion activities to continue promoting our brands. We cannot assure you, however, that these activities will be successful or that we will be able to achieve the brand promotion effect we expect. In addition, any negative publicity in relation to our mobile internet products or services, regardless of its veracity, could harm our brands and reputation.

We have sometimes received, and expect to continue to receive, complaints from users regarding the quality of the products and services we offer. If our users’ complaints are not addressed to their satisfaction, our reputation and our market position could be significantly harmed, which may materially and adversely affect our business and prospects.

There are third parties in the mobile internet market with the name “Go” in their names or brands. These third parties may have registered similar brands to ours in different jurisdictions. We may be unable to clearly distinguish our GO name from such other similar names in the market, and may encounter difficulties in maintaining our GO name if there are challenges from third parties holding similar names.

Legal proceedings or allegations of impropriety against us or our management could have a material adverse impact on our reputation, results of operation, financial condition and liquidity.

We have been, and may be in the future, subject to allegations or lawsuits brought by our competitors, individuals or other entities against us or our management, including claims of unfair, unethical, fraudulent or otherwise inappropriate business practices. Any such lawsuit or allegation, with or without merit, or any perceived unfair, unethical, fraudulent or inappropriate business practice by us or perceived wrong doing by any key member of our management team could harm our reputation and user base and distract our management from day-to-day operations of our company. We cannot assure you that we or key members of our management team will not be subject to lawsuits or allegations of a similar nature in the future. Where we can make a reasonable estimate of the liability relating to pending litigation and determine that an adverse liability resulting from such litigation is probable, we will record a related contingent liability. As additional information becomes available, we will assess the potential liability and revise estimates as appropriate. In 2011 and 2012, we did not record any contingent liabilities relating to pending litigation. However, when we record or revise our estimates of contingent liabilities in the future, the amount of our estimates may be inaccurate due to the inherent uncertainties relating to litigation. In addition, the outcomes of actions we institute against third parties may not be successful or favorable to us. Litigations and allegations against us may also generate negative publicity that significantly harms our reputation, which may materially and adversely affect our user base and our ability to attract authors and advertisers. In addition to the related cost, managing and defending litigation and related indemnity obligations can significantly divert management’s and the board of directors’ attention from operating our business. We may also need to pay damages or settle the litigation with a substantial amount of cash. All of these could have a material adverse impact on our business, results of operation and cash flows.

We may be subject to intellectual property infringement claims or other allegations, which could require us to pay substantial statutory penalties or other damages and fines, remove relevant content or enter into license agreements which may not be available on commercially reasonable terms.

Some of our competitors may own technology patents, copyrights, trademarks, trade secrets and internet content, which they may use to assert claims against us. We require our editors and relevant staff to sign agreements upon joining our company, to undertake to follow certain procedures designed to reduce the likelihood that we may use, develop or make available any content or applications without the proper licenses or necessary third party consents. However, these procedures may not be effective in completely preventing the unauthorized posting or use of copyrighted material or the infringement of other rights of third parties.

The validity, enforceability and scope of protection of intellectual property rights in internet-related industries, particularly in China, is uncertain and still evolving. As we face increasing competition and as litigation becomes a more common way to resolve disputes in China, we face a higher risk of being the subject of intellectual property infringement claims. Pursuant to relevant laws and regulations, internet service providers, including mobile internet service providers, may be held liable for damages if such providers have reasons to know that the works uploaded or linked infringe the copyrights of others. In cases involving the unauthorized posting of copyrighted content by users on websites in China, there have been court proceedings but no settled court practice that provides clear guidance as to under what circumstances hosting providers and administrators of a website such as 3G.cn or a reading base such as our mobile reading base or GO platform can be held liable for the unauthorized posting by third parties of copyrighted material. See “PRC Regulation—Intellectual Property Rights.” Any such proceeding could result in significant costs to us and divert our management’s time and attention from the operation of our business, as well as potentially adversely impact our reputation, even if we are ultimately absolved of all liability.

In addition, we cannot assure you that we will not become subject to intellectual property laws in other jurisdictions, such as the United States, by virtue of our ADSs being listed on the [NYSE/Nasdaq], the ability of users to access, download and use our products and services in the United States and other jurisdictions, the ownership of our ADSs by investors in the United States and other jurisdictions, or the extraterritorial application of foreign law by foreign courts or otherwise, among other reasons. If a claim of infringement brought against us in the United States or other jurisdictions is successful, we may be required to pay substantial penalties or other damages and fines, remove relevant content or enter into license agreements which may not be available on commercially reasonable terms or at all. Even though the allegations or claims could be baseless, defense against any of these allegations or claims would be both costly and time-consuming and could significantly divert the efforts and resources of our management and other personnel.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, service marks, patents, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark and patent law, trade secret protection and confidentiality and license agreements with our employees and others to protect our proprietary rights. As of June 30, 2013, we had registered 14 domain names, including 3G.net.cn and 3G.cn, 52 software copyrights, six patents and 50 trademarks and service marks in China. In addition, we have filed 25 patent applications covering certain of our proprietary technologies and two trademark applications in China. We have also filed 12 trademark applications in South Korea and the U.S.

Monitoring unauthorized use of our intellectual property rights is difficult and costly, and we cannot be certain that we can effectively prevent misappropriation of our intellectual properties, particularly in countries where the laws may not protect our proprietary rights as fully as in the United States. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources.

In addition, it is often difficult to create and enforce intellectual property rights in China. Patents, trademarks and service marks may also be invalidated, circumvented, or challenged. Trade secrets are difficult to protect, and our trade secrets may be leaked or otherwise become known or be independently discovered by others. Confidentiality agreements may be breached, and we may not have adequate remedies for any breach. Even where adequate, relevant laws exist in China, it may not be possible to obtain swift and equitable enforcement of such laws, or to obtain enforcement of a court judgment or an arbitration award delivered in another jurisdiction, and accordingly, we may not be able to effectively protect our intellectual property rights or enforce agreements in China. Given the potential cost, effort, risks and downsides of obtaining patent protection, in some cases we have not and do not plan to apply for patents or other forms of formal intellectual property protection for certain key technologies. If some of these technologies are later proven to be important to our business and are used by third parties without our authorization, especially for commercial purposes, our business and competitive position may be harmed.

If we fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment for internet-based and mobile-based businesses in China, our business, financial condition and results of operations may be materially and adversely affected.

The internet industry in China, including the mobile internet, is highly regulated. See “PRC Regulation.” Our PRC variable interest entities are required to obtain and maintain applicable licenses or approvals from different regulatory authorities in order to provide their current services. Under the current PRC regulatory scheme, a number of regulatory agencies, including the General Administration of Press, Publication, Radio, Film and Television, or GAPPRFT, the Ministry of Culture, or MOC, Ministry of Industry and Information Technology, or MIIT, and the State Council Information Office, or SCIO, jointly regulate all major aspects of the internet industry, including the mobile internet business. Operators must obtain various government approvals and licenses for relevant internet or publication business. We have obtained Internet Content Provider Licenses, or ICP licenses, for provision of internet and mobile network information services, a Value-added Telecommunications Business Operation License, or SP license, for provision of mobile network information services, a License for Online Transmission of Audio-visual Programs and an Internet Publishing License for internet publication and online games business and Online Culture Operating Licenses for operation of online games and music and entertainment products and an Online Culture Operating Licenses for operation of internet comic and animation products. We have also obtained SMS Service Access Code for provision of internet and mobile network information services. These licenses are essential to the operation of our business and are generally subject to annual government review. However, we cannot assure you that we can successfully renew these licenses annually or that these licenses are sufficient to conduct all of our present or future business.

We have applied for the approval from the SCIO to publish news on 3G.cn or disseminate news through the mobile internet. We currently operate a current events channel on 3G.cn which includes audio/video content relating to current topics and social events produced by third party news agencies. We are also in the process of applying for the approval to expand the scope of permitted activities under the current licenses, for example, the inclusion of internet literature and mobile literature in our Internet Publishing License, and the inclusion of interview and broadcasting services for entertainment programs or products in our license for Online Transmission of Audio-visual Programs. If the PRC government finds that we were operating without the proper licenses or approvals, promulgates new laws and regulations that require additional licenses or imposes additional restrictions on the operation of relevant internet businesses and/or mobile and web-based subscription services that we plan to launch, the PRC government has the power to, among other things, levy fines, confiscate our income, revoke our business licenses, and require us to discontinue or impose restrictions on the affected portion or our business. Any of these actions by the PRC government may have a material and adverse effect on our results of operations.

As we further develop and expand our products and services, we may need to obtain additional qualifications, permits, approvals or licenses. For example, we may be required to obtain a License for Production and Operation of Radio and TV Programs, and an Internet News Publication Licenses for the productions and operation of our news programs. We cannot assure you that we or the service or content providers will be granted such qualifications, permits, approvals or licenses in a timely manner or at all. Prior to the receipt of such qualifications, permits, approvals or licenses, we may be deemed as being in violation of relevant laws or regulations and be subject to penalties.

In addition, we work with a lottery business partner to operate an online lottery through 3G.cn. Under PRC laws, a license is required for conducting the online lottery business. There have been no detailed procedures available for online lottery operators to submit the application for such license or for the approval authorities to grant such license. We intend to apply for the license as soon as detailed procedures are available under the relevant PRC law. If the PRC government finds that we were operating online lottery without a proper license, the PRC government has the power to, among other things, levy fines and confiscate our income. Any of these sanctions may have an adverse effect on our business and results of operations.

As the mobile internet industry in China is still at an early stage of development, new laws and regulations may be adopted from time to time to address new issues that come to the authorities’ attention. In the interpretation and implementation of existing and future laws and regulations governing our business activities, considerable uncertainties still exist. We cannot assure you that we will not be found in violation of any future laws and regulations or any of the laws and regulations currently in effect due to changes in the relevant authorities’ interpretation of these laws and regulations. In addition, we may be required to obtain additional license or approvals, and we cannot assure you that we will be able to timely obtain or maintain all the required licenses or approvals or make all the necessary filings in the future. If we fail to obtain or maintain any of the required licenses or approvals or make the necessary filings, we may be subject to various penalties, such as confiscation of the net revenues that were generated through the unlicensed internet activities, the imposition of fines and the discontinuation or restriction of our operations. Any such penalties may disrupt our business operations and materially and adversely affect our business, financial condition and results of operations.

Concerns about collection and use of personal data could damage our reputation and deter current and potential users from using our products and services, which could have material adverse effects on our business and results of operations.

Concerns about our personalization technology with regard to the collection, use or disclosure of personal information or other privacy-related matters, even if unfounded, could damage our reputation and results of operations. For example, one of our competitors had previously publicly spread allegations about our collection of user data. Although we were subsequently able to refute such allegations, such negative publicity and any additional negative publicity in relation to our services or products, regardless of its veracity, could seriously harm our reputation which in turn may deter current and potential users from using our products and services, which could have material adverse effects on our business and results of operations.

We apply strict management and protection for any information provided by users and, under our privacy policy, without our users’ prior consent, we will not provide any of our users’ personal information to any unrelated third party. While we strive to comply with our privacy policy as well as all applicable data protection laws and regulations, any failure or perceived failure to comply may result in proceedings or actions against us by government entities or others, and could damage our reputation. User and regulatory attitudes towards privacy are evolving, and future regulatory or user concerns about the extent to which personal information is used or shared with advertisers or others may adversely affect our ability to share certain data with advertisers, which may limit certain methods of targeted advertising. Concerns about the security of personal data could also lead to a decline in general usage of our products and services, which could lead to lower user numbers. For example, if the PRC government authorities require real-name registration for our launcher product users, the growth of our user numbers may slow and our business, financial condition and results of operations may be adversely affected. See “—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulations of internet and mobile internet businesses and companies.” A significant reduction in user numbers could have a material and adverse effect on our business, financial condition and results of operations.

Errors, flaws or failures in our products or services could harm our reputation or decrease market acceptance of our services and products.

Our products and services may contain errors, flaws or failures that may only become apparent after their release, especially in terms of updated versions of our mobile internet products and services. We receive user feedbacks in connection with errors, flaws or failures in our products and services from time to time, and such errors, flaws or failures may also come to our attention during our internal testing process. We generally have been able to resolve such errors, flaws or failures in a timely manner, but we cannot assure you that we will be able to detect and resolve all of them effectively or in a timely manner. Errors, flaws or failures in our services and products may adversely affect user experience and cause our users to stop using our services and products, which could materially and adversely affect our business and results of operations.

If any system failure, interruptions and downtime occurs, our business, financial condition and results of operations may be materially and adversely affected.

Although we seek to reduce the possibility of disruptions or other outages, our GO platform, 3G.cn and our mobile reading services may be disrupted by problems with our own technology and system, such as malfunctions in our software or other facilities and network overload. Our systems may be vulnerable to damage or interruption from telecommunication failures, power loss, computer attacks or viruses, earthquakes, floods, fires, terrorist attacks and similar events. Parts of our system are not fully redundant, and our disaster recovery planning may not be sufficient for all eventualities. Despite any precaution we may take, the occurrence of a natural disaster or other unanticipated problems at our hosting facilities could result in lengthy interruptions in the availability of our products and services. Any interruption in the ability of our users to use our products and services could reduce our future revenues, harm our future profits, subject us to regulatory scrutiny and lead users to seek alternative internet mobile products.

Our servers may experience some downtime from time to time, which may negatively affect our brand and user perception of the reliability of our systems. Any scheduled or unscheduled interruption in the ability of users to use our servers could result in an immediate, and possibly substantial, loss of revenues.

We have limited control over the prices of the services provided by telecommunication service providers and may have limited access to alternative networks or services. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be materially and adversely affected. Furthermore, if internet access fees or other charges to mobile internet users increase, our user traffic may decline and our business may be harmed.

Security breaches or computer virus attacks could have a material adverse effect on our business prospects and results of operations.

Any significant breach of security of our computer systems could significantly harm our business, reputation and results of operations and could expose us to lawsuits brought by our users and partners and to sanctions by governmental authorities in the jurisdictions in which we operate. We cannot assure you that our IT systems will be completely secure from future security breaches or computer virus attacks. Anyone who is able to circumvent our security measures could misappropriate proprietary information, including the personal information of our users, obtaining users’ names and passwords and enabling the hackers to access users’ other online and mobile accounts, if those users use identical user names and passwords. They could also misappropriate other information, including financial information, uploaded by our users in a secure environment. These circumventions may cause interruptions in our operations or damage our brand image and reputation. Our servers may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could cause system interruptions, website slowdown or unavailability, delays in communication or transactions, or loss of data. We may be required to incur significant additional costs to protect against security breaches or to alleviate problems caused by such breaches. In addition, a significant security breach or virus attack on our system could result in a material adverse impact on our business and results of operations.

We have granted, and may continue to grant, options, restricted shares and other types of awards under our share incentive plans, which may result in increased share-based compensation expenses.

We adopted a share plan in June 2006, or the 2006 Plan, and a second share plan in June 2010, or the 2010 Plan. Under the 2006 Plan, we are authorized to grant options or other types of awards to purchase a maximum of 11,507,900 ordinary shares. Under the 2010 Plan, we are authorized to grant options or other types of awards to purchase a maximum of 22,237,980 ordinary shares. See “Management—Share Incentive Plans” for a detailed discussion. For the years ended December 31, 2011 and 2012, we recorded RMB291,894 and RMB426,083, respectively, in share-based compensation expenses. The amount of these expenses is based on the fair value of the share-based compensation awards we granted. The expenses associated with share-based compensation have affected our net income and may reduce our net income in the future, and any additional securities issued under share-based compensation schemes will dilute the ownership interests of our shareholders, including holders of our ADSs. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, or consultants, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audit of our consolidated financial statements as of and for the two years ended December 31, 2012, we and our independent registered public accounting firm identified one material weakness relating to insufficient accounting personnel for financial information processing and reporting with appropriate U.S. GAAP knowledge and two deficiencies, including a deficiency related to information technology general control, or ITGC, in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. ITGC deficiencies refer to the failure to maintain an information technology management and security policy as guidance for processing financial and business data as well as ensuring the security of our company’s information technology system. We have implemented and are continuing to implement a number of measures to address the material weakness identified. For details, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting.” However, we cannot assure you that we will be able to continue implementing these measures in the future, or that we will not identify additional material weaknesses or significant deficiencies in the future.

Furthermore, it is possible that, had our independent registered public accounting firm conducted an audit of our internal control over financial reporting, such firm might have identified additional material weaknesses and deficiencies. Upon the completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2014. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with

Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs.

Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Future strategic alliances or acquisitions may not be successful and may have a material and adverse effect on our business, reputation and results of operations.

We may enter into strategic alliances, including joint ventures or minority equity investments, with various third parties to further our business purpose from time to time. These alliances could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the third party and increased expenses in establishing new strategic alliances, any of which may materially and adversely affect our business. We may have limited ability to monitor or control the actions of these third parties and, to the extent any of these strategic third parties suffers negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third party.

In addition, although we have no immediate acquisition plans, if appropriate opportunities arise, we may acquire additional assets, products, technologies or businesses that are complementary to our existing business. Future acquisitions and the subsequent integration of new assets and businesses into our own would require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Acquired assets or businesses may not generate the financial results we expect. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant. In addition to possible shareholders’ approval, we may also have to obtain approvals and licenses from relevant government authorities for the acquisitions and to comply with any applicable laws and regulations, which could result in increased delay and costs.

Our results of operations may be subject to wide fluctuations due to a number of factors, which may adversely affect the trading price of our ADSs.

We may experience seasonality and other fluctuations in our business, reflecting fluctuations in mobile internet and smartphone usage. For example, the number of unique visitors may sometimes be lower during certain holidays, which may negatively affect our revenues and cash flow for those periods. Thus, our operating results in one or more future quarters or years may fluctuate substantially or fall below the expectations of securities analysts and investors. In such event, the trading price of our ADSs may fluctuate significantly.

We have limited business insurance coverage. Any uninsured occurrence of business disruption may result in substantial costs to us and the diversion of our resources, which could have an adverse effect on our results of operations and financial condition.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies do in more developed economies. We do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured occurrence may disrupt our business operations, require us to incur substantial costs and divert our resources, which could have an adverse effect on our results of operations and financial condition.

Our business, financial condition and results of operations, as well as our ability to obtain financing, may be adversely affected by the downturn in the global or Chinese economy.

The global financial markets have experienced significant disruptions since 2008 and the United States, Europe and other economies went into a recession. The recovery from the lows of 2008 and 2009 has been uneven and is facing new challenges, including the escalation of the European sovereign debt crisis since 2011 and the slowdown of the Chinese economy in 2012. It is unclear whether the European sovereign debt crisis will be contained and whether the Chinese economy will resume its high growth rate. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. There have also been concerns over unrest in the Middle East and Africa, which have resulted in volatility in oil and other markets, and over the possibility of a war involving Iran. There have also been concerns about the economic effect of the earthquake, tsunami and nuclear crisis in Japan and tensions in the relationship between China and Japan. Economic conditions in China are sensitive to global economic conditions. The mobile internet products and services industry may be affected by economic downturns. A prolonged slowdown in the world economy, including in the Chinese economy, may lead to a reduced amount of mobile internet advertising, which could materially and adversely affect our business, financial condition and results of operations. Our products and services may be viewed as discretionary by our users, who may choose to discontinue or reduce spending on such products and services during an economic downturn. In such an event, our ability to retain existing users and increase new users will be adversely affected, which would in turn negatively impact our business and results of operations.

Moreover, a slowdown or disruption in the global or China’s economy may have a material and adverse impact on financings available to us. The weakness in the economy could erode investor confidence, which constitutes the basis of the credit market. The recent financial turmoil affecting the financial markets and banking system may significantly restrict our ability to obtain financing in the capital markets or from financial institutions on commercially reasonable terms, or at all. Although we are uncertain about the extent to which the recent global financial and economic crisis and slowdown of China’s economy may impact our business in the short-term and long-term, there is a risk that our business, results of operations and prospects would be materially and adversely affected by any global economic downturn or disruption or slowdown of China’s economy.

Any catastrophe, including natural catastrophes and outbreaks of health pandemics and other extraordinary events, could disrupt our business operations.

Our operations may be vulnerable to interruption and damage from natural and other types of catastrophes, including earthquakes, fire, floods, hail, windstorms, severe winter weather (including snow, freezing water, ice storms and blizzards), environmental accidents, power loss, communications failures, explosions, man-made events such as terrorist attacks and similar events. Due to their nature, we cannot predict the incidence, timing and severity of catastrophes. If any such catastrophe or extraordinary event occurs in the future, our ability to operate our business could be seriously impaired. Such events could make it difficult or impossible for us to deliver our services and products to our users and could decrease demand for our products. Because we do not carry property insurance and significant time could be required to resume our operations, our financial position and results of operations could be materially and adversely affected in the event of any major catastrophic event.

In addition, our business could be adversely affected by the outbreak of influenza A (H1N1), avian influenza, H7N9, severe acute respiratory syndrome (SARS) or other pandemics. Any occurrence of these pandemic diseases or other adverse public health developments in China or elsewhere could severely disrupt our staffing or the staffing of our business partners and otherwise reduce the activity levels of our work force and the work force of our business partners, causing a material and adverse effect on our business operations.

Risks Relating to Our Corporate Structure

If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC governmental restrictions on foreign investment in mobile internet businesses, or if these laws or regulations or interpretations of existing laws or regulations change in the future, we could be subject to severe penalties, including the shutting down of our platform and our business operations.

Foreign ownership of internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates internet access, the distribution of online information, the online advertising, the operation of online games and the conduct of online commerce through strict business licensing requirements and other government regulations. These laws and regulations also limit foreign ownership in PRC companies that provide internet information distribution services. Specifically, foreign ownership in an internet information provider or other value-added telecommunication service providers may not exceed 50%. In addition, according to the Several Opinions on the Introduction of Foreign Investment in the Cultural Industry promulgated by the MOC, the GAPPRFT, the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce, or the MOFCOM, in July 2005, foreign investors are prohibited from investing in or operating, among others, any internet cultural operating entities. Companies providing mobile internet services such as ours are governed by these rules and regulations on internet companies in China.

We expect to become a Cayman Islands company and we conduct our operations in China primarily through a series of contractual arrangements entered into among our PRC subsidiary, Jiubang Computer Technology (Guangzhou) Co., Ltd., or Jiubang Computer, our PRC variable interest entities, including Guangzhou Jiubang Digital Technology Co., Ltd., or Jiubang Digital, Guangzhou Sanju Advertising Media Co., Ltd., or Sanju Advertising, Guangzhou Hengye Software Technology Co., Ltd., or Hengye Software and Guangzhou Zhiteng Computer Technology Co., Ltd., or Zhiteng Computer, the shareholders of these variable interest entities and us. Our contractual arrangements with our PRC variable interest entities and their shareholders enable us to exercise effective control over our PRC variable interest entities because we have the power to direct activities of our variable interest entities that most significantly impact the economic performance of the variable interest entities and the obligation to absorb the expected losses and the right to receive the expected residual return of the variable interest entities that could potentially be significant to the variable interest entities. Accordingly, the financial statements for the variable interest entities are consolidated in our financial statements. All of the equity (net assets) or deficit (net liabilities) and net income (loss) of the variable interest entities are attributed to us. For a detailed description of these contractual arrangements, see “Corporate History and Structure.”

On September 28, 2009, the GAPPRFT, the National Copyright Administration and the Office of National Work Group for Combating Pornography and Illegal Publications jointly issued a Notice on Implementing the Provisions of the State Council on “Three Determination” and the Relevant Explanation of the State Commission Office for Public Sector Reform on Further Strengthening the Administration of the Pre-approval of Online Games and Examination and Approval of Imported Online Games, or Circular 13. Circular 13 restates that foreign investors are not permitted to invest in online game-operating businesses in China via wholly owned, equity joint venture or cooperative joint venture investments and expressly prohibits foreign investors from gaining control over or participating in domestic online game operators through indirect ways such as establishing other joint venture companies or entering into contractual or technical arrangements such as the variable interest entity structural arrangements we adopted. We are not aware of any companies that have adopted a corporate structure that is the same as or similar to ours having been penalized or terminated under Circular 13 since the effective date of the circular. Furthermore, we are advised by our PRC counsel, Jun He Law Offices, that the enforcement of Circular 13 is still subject to substantial uncertainty, including possible subsequent joint actions by relevant authorities, such as the MOC. In the event that we, our PRC subsidiaries, or PRC variable interest entities are found to be in violation of the prohibition under Circular 13, the GAPPRFT, in conjunction with the relevant regulatory authorities in charge, may impose applicable penalties, which in the most serious cases may include suspension or revocation of relevant licenses and registrations. In addition, various media sources have reported that the CSRC prepared a report proposing pre-approval by a competent central government authority of offshore listings by China-based companies with variable interest entity structures, such as ours, that operate in industry sectors subject to foreign investment restrictions. However, it is unclear whether the CSRC officially issued or submitted such a report to a higher level government authority or what any such report provides, or whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or what they would provide.

Based on the advice of our PRC legal counsel, Jun He Law Offices, the current corporate structure of our PRC subsidiaries and our PRC variable interest entities, and the contractual arrangements among our PRC subsidiary, our PRC variable interest entities, their shareholders and us, as described in this prospectus, are in compliance with existing PRC laws, rules and regulations. However, we were further advised by Jun He Law Offices that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations, and these laws or regulations or interpretations of these laws or regulations may change in the future. Furthermore, the relevant government authorities have broad discretion in interpreting these laws and regulations. Accordingly, we cannot assure you that PRC government authorities will not ultimately take a view contrary to the opinion of our PRC legal counsel.

If our corporate structure, contractual arrangements and businesses of our company, our PRC subsidiaries or our PRC variable interest entities are found to be in violation of any existing or future PRC laws or regulations, the relevant governmental authorities would have broad discretion in dealing with such violation, including

•	levying fines, confiscating our income or the income of our PRC subsidiaries or PRC variable interest entities,

•	revoking or suspending the business licenses or operating licenses of our PRC subsidiaries or PRC variable interest entities,

•	shutting down our servers or blocking our platform, discontinuing or placing restrictions or onerous conditions on our operations,

•	requiring us to discontinue our operations,

•	requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from this offering to finance our business and operations in China, and

•	taking other regulatory or enforcement actions that could be harmful to our business.

Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. Our PRC variable interest entities contributed substantially all of our consolidated net revenues in the years ended December 31, 2011 and 2012. If the imposition of any of these penalties causes us to lose the rights to direct the activities of our PRC variable interest entities or our right to receive their economic benefits, we would no longer be able to consolidate such entities.

We rely on contractual arrangements with our PRC variable interest entities and their shareholders for the operation of our business, which may not be as effective as direct ownership.

Because of PRC restrictions on foreign ownership of mobile internet businesses in China, we depend on contractual arrangements with our PRC variable interest entities in which we have no ownership interest to conduct our business. These contractual arrangements are intended to provide us with effective control over these entities and allow us to obtain economic benefits from them. Our PRC variable interest entities are owned directly by our co-founders, directors and executive officers, Messrs. Yuqiang Deng, Xiangdong Zhang and Yingming Chang. For additional details on these ownership interests, see “—Risks Relating to Our Business—Our business depends substantially on the continuing efforts of our management team and key employees, and our business operations may be severely disrupted if we lose their services” and “Corporate History and Structure.” However, these contractual arrangements may not be as effective in providing control as direct ownership. For example, our PRC variable interest entities and their shareholders could breach their contractual arrangements with us by, among other things, failing to operate our business in an acceptable manner or taking other actions that are detrimental to our interests. If we were the controlling shareholder of these PRC variable interest entities with direct ownership, we would be able to exercise our rights as shareholders to effect changes to their board of directors, which in turn could implement changes at the management and operational level. However, under the current contractual arrangements, as a legal matter, if our PRC variable interest entities or their shareholders fail to perform their obligations under these contractual arrangements, we may have to incur substantial costs to enforce such arrangements, and rely on legal remedies under PRC law, including contract remedies, which may be time-consuming, unpredictable and expensive. If we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and damage our reputation. See “—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.”

Our contractual arrangements with our PRC variable interest entities may result in adverse tax consequences to us.

As a result of our corporate structure and the contractual arrangements among our PRC subsidiary, our PRC variable interest entities, their shareholders and us, we are effectively subject to the 6% PRC value-added tax and related surcharges on revenues generated by our subsidiaries from our contractual arrangements with our PRC variable interest entities. The PRC Enterprise Income Tax Law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its affiliates or related parties to the relevant tax authorities. These transactions may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year during which the transactions are conducted. We may be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between us and our PRC variable interest entities were not on an arm’s length basis and therefore constitute a favorable transfer pricing arrangements. If this occurs, the PRC tax authorities could request that our PRC variable interest entities and any of their respective subsidiaries adjust their taxable income upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by reducing expense deductions recorded by such PRC variable interest entities and thereby increasing these entities’ tax liabilities, which could subject these entities to late payment fees and other penalties for the underpayment of taxes. Our consolidated net income may be materially and adversely affected if our PRC variable interest entities’ tax liabilities increase or if it becomes subject to late payment fees or other penalties.

The shareholders of our variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business.

The shareholders of our variable interest entities include Mr. Yuqiang Deng, Mr. Xiangdong Zhang and Mr. Yingming Chang, who are also shareholders, directors or officers of our company. Conflicts of interest may arise between the roles of Mr. Deng, Mr. Zhang and Mr. Yingming Chang as shareholders, directors or officers of our company and as shareholders of our variable interest entities. We rely on these individuals to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to our company that requires them to act in good faith and in the best interest of our company and not to use their positions for personal gains. We cannot assure you that when conflicts arise, shareholders of our variable interest entities will act in the best interest of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and these shareholders, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

We may rely on dividends paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of our ADSs and ordinary shares.

We are a holding company, and we may rely on dividends to be paid by our wholly owned PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to the holders of our ADSs and ordinary shares and service any debt we may incur. If our wholly owned PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Under PRC laws and regulations, wholly foreign-owned enterprises in the PRC, such as Jiubang Computer, may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. At the discretion of the wholly foreign-owned enterprise, it may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. Any limitation on the ability of our wholly owned PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Our existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders, which may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their securities.

Currently, certain of our executive officers, including our co-founders, beneficially own an aggregate of 37.5% of our outstanding shares. Upon the completion of this offering, they will beneficially own an aggregate of             % of our outstanding shares and             % of the then total voting power, assuming the underwriters do not exercise their over-allotment option to purchase additional ADSs. Our co-founders and our chief operating officer together hold 100% of the equity interest in each of our PRC variable interest entities, including Jiubang Digital through their shareholding in Sanju Advertising. These executive officers have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of any contemplated sale of our company and may reduce the price of our ADSs. These risks could intensify if any of these executive officers or their affiliates purchase ADSs in this offering.

In addition, if any of our core management team members violates the terms of their non-compete undertakings or employment agreements with us or their legal duties by diverting business opportunities from us, it will result in our loss of corporate opportunities. These actions may take place even if they are opposed by our other shareholders, including those who purchase ADSs in this offering. Although after the completion of this offering, we will adopt a code of business conduct and ethics to help restrict conflicts of interest involving directors and officers, any violation of this code by our existing officers or directors may materially and adversely affect our business operations. For more information regarding the beneficial ownership of our company by our principal shareholders, see “Principal Shareholders.”

We may lose the ability to use and enjoy assets held by our PRC variable interest entities that are important to the operation of our business if such entities go bankrupt or become subject to a dissolution or liquidation proceeding.

Some of our PRC variable interest entities hold certain assets, such as patents for the proprietary technology that are essential to the operations of our platform and important to the operation of our business. If any of these PRC variable interest entities goes bankrupt and all or part of its assets become subject to liens or rights of third party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of such PRC variable interest entities undergoes a voluntary or involuntary liquidation proceeding, the unrelated third party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Risks Relating to Doing Business in China

Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.

The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our assets are located in China and a significant number of our advertisers, suppliers and business partners are from China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over the Chinese economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. The Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, and since 2012, the Chinese economy has slowed down. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and adversely affect our results of operations and financial condition.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet and mobile internet businesses and companies.

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry, including mobile internet companies. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations. Issues, risks and uncertainties relating to PRC regulation of the internet business include, but are not limited to, the following:

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There are uncertainties related to the regulation of the internet business in China, including evolving licensing practices and the requirement for real-name registrations. Permits, licenses or operations at some of our subsidiaries and PRC variable interest entities may be subject to challenge, or we may fail to obtain permits or licenses that may be deemed necessary for our operations or we may not be able to obtain or renew certain permits or licenses. See “—Risks Relating to Our Business and Industry—If we fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment for internet-based and mobile-based businesses in China, our business, financial condition and results of operations may be materially and adversely affected” and “PRC Regulation.” We are currently not required by PRC law to ask users for their real name and personal information when they register for a user account. We cannot assure you that PRC regulators would not require us to implement compulsory real-name registration in the future. In late 2011, for example, the Beijing municipal government required microbloggers in Beijing to implement real-name registration for all of their registered users. If we were required to implement real-name registration, we may lose large numbers of registered user accounts for various reasons, because users may no longer maintain multiple accounts and users who dislike giving out their private information may cease to use our products and services altogether.

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The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the State Internet Information Office (with the involvement of the SCIO, the MIIT and the Ministry of Public Security). The primary role of this new agency is to facilitate the policy-making and legislative development in this field to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry. We are unable to determine what policies this new agency or any new agencies to be established in the future may have or how they may interpret existing laws, regulations and policies and how they may affect us. Further, new laws, regulations or policies may be promulgated or announced that will regulate internet activities, including internet publication and online advertising businesses. If these new laws, regulations or policies are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations after they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

In July 2006, the MIIT issued the Notice of the Ministry of Information Industry on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services. This notice prohibits domestic telecommunication service providers from leasing, transferring or selling telecommunication business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunication business in China. According to this notice, either the holder of a value-added telecommunication business operating license or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The notice also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. Currently, all contracts with telecommunication carriers and other service providers to host the servers used in our business were entered into by Jiubang Digital, and such arrangements are in compliance with this notice. Jiubang Digital also owns a majority of the domain names and trademarks necessary for daily operation, and holds the ICP license and the SP license necessary to conduct our operations in China.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet and mobile internet businesses in China, including our business. There are also risks that we may be found to violate the existing or future laws and regulations given the uncertainty and complexity of China’s regulation of internet business.

Content posted or displayed on GO platform, 3G.cn and our mobile reading base, including advertisements, may be found objectionable by PRC regulatory authorities and may subject us to penalties and other severe consequences.

The PRC government has adopted regulations governing internet and wireless access and the distribution of information over the internet and wireless telecommunication networks. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet or wireless networks content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, fraudulent or defamatory. Furthermore, internet content providers are also prohibited from displaying content that may be deemed by relevant government authorities as “socially destabilizing” or leaking “state secrets” of the PRC. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other licenses, the closure of the concerned platforms and reputational harm. The operator may also be held liable for such censored information displayed on or linked to their platform. For a detailed discussion, see “PRC Regulation.”

Since our inception, we have worked to monitor the content on our platform and to make the utmost effort in complying with relevant laws and regulations. However, it may not be possible to determine in all cases the types of content that could result in our liability as a distributor of such content, and if any of the content on GO platform, 3G.cn or our mobile reading base is deemed by the PRC government to violate any content restrictions, we would not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations.

We may also be subject to potential liability for any unlawful actions of our users or third party service providers on our platform or for content we distribute that is deemed inappropriate. It may be difficult to determine the type of content or actions that may result in liability to us, and if we are found to be liable, we may be prevented from operating our business in China. Moreover, the costs of compliance with these regulations may continue to increase as a result of more content being made available by an increasing number of users and third party business parties on our GO platform, 3G.cn and the mobile reading base, which may adversely affect our results of operations. Although we have adopted internal procedures to monitor content and to remove offending content once we become aware of any potential or alleged violation, we may not be able to identify all the content that may violate relevant laws and regulations or third party intellectual property rights and even if we manage to identify and remove offending content, we may still be held liable for such third-party content.

In addition, under PRC advertising laws and regulations, we are obligated to monitor the advertising content shown on our GO platform and 3G.cn to ensure that such content is true and accurate and in full compliance with applicable laws and regulations. In addition, where a special government review is required for specific types of advertisements prior to internet posting, such as advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals, we are obligated to confirm that such review has been performed and approval has been obtained. Violation of these laws and regulations may subject us to penalties, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to publish an announcement correcting the misleading information. In circumstances involving serious violations by us, PRC governmental authorities may force us to terminate our advertising operations or revoke our licenses.

While we have made significant efforts to ensure that the advertisements shown on our GO platform and 3G.cn are in full compliance with applicable PRC laws and regulations, we cannot assure you that all the content contained in such advertisements or offers is true and accurate as required by the advertising laws and regulations, especially given the uncertainty in the interpretation of these PRC laws and regulations. If we are found to be in violation of applicable PRC advertising laws and regulations, we may be subject to penalties and our reputation may be harmed, which may have a material and adverse effect on our business, financial condition, results of operations and prospects.

Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.

Under the PRC Enterprise Income Tax Law, or the EIT Law that became effective on January 1, 2008, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. On April 22, 2009, the State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Further to SAT Circular 82, on July 27, 2011, the SAT issued the Administrative Measures of Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, to provide more guidance on the implementation of SAT Circular 82; the bulletin became effective on September 1, 2011. SAT Bulletin 45 clarified certain issues in the areas of resident status determination, post-determination administration and competent tax authorities.

According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be considered as a PRC tax resident enterprise by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following conditions are met: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (d) more than half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC. SAT Bulletin 45 further clarifies the resident status determination, post-determination administration, as well as competent tax authorities. It also specifies that when provided with a copy of Chinese tax resident determination certificate from a resident Chinese controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the Chinese-sourced dividends, interest, royalties, etc. to the Chinese controlled offshore incorporated enterprise.

Although SAT Circular 82 and SAT Bulletin 45 only apply to offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise group instead of those controlled by PRC individuals or foreigners, the determination criteria set forth therein may reflect SAT’s general position on how the term “de facto management body” could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

We believe that we should not be treated as a “resident enterprise” for PRC tax purposes even if the standards for “de facto management body” prescribed in the SAT Circular 82 are applicable to us. However, we have been advised by our PRC counsel, Jun He Law Offices, that it is possible that the PRC tax authorities may take a different view given the lack of certainty regarding the interpretation and implementation of the EIT Law and its implementing rules, both of which became effective on January 1, 2008. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, then our world-wide income could be subject to PRC tax at a rate of 25%, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations.

Although dividends paid by one PRC tax resident to another PRC tax resident should qualify as “tax-exempt income” under the EIT Law, we cannot assure you that dividends by our PRC subsidiaries to our Cayman Islands holding company will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax on dividends, and the PRC tax authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes.

Foreign ADS holders may also be subject to PRC withholding tax on dividends payable by us and gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is sourced from within the PRC. Although our holding company is registered in the Cayman Islands, it remains unclear whether dividends received and gains realized by our foreign ADS holders will be regarded as income from sources within the PRC if we are classified as a PRC resident enterprise. Any such tax will reduce the returns on your investment in our ADSs.

We face uncertainty with respect to indirect transfer of equity interests in PRC resident enterprises by their non-PRC holding companies.

We face uncertainties on the reporting and consequences on private equity financing transactions and share exchange involving the transfer of shares in our company by non-resident investors. According to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued by the PRC State Administration of Taxation on December 10, 2009, with retroactive effect from January 1, 2008, or SAT Circular 698, where a non-resident enterprise transfers the equity interests in a PRC resident enterprise indirectly through a disposition of equity interests in an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (a) has an effective tax rate less than 12.5% or (b) does not tax foreign income of its residents, the non-resident enterprise, as the seller, shall report such Indirect Transfer to the competent tax authority of the PRC resident enterprise within 30 days of execution of the equity transfer agreement for such Indirect Transfer. The PRC tax authority will examine the true nature of the Indirect Transfer, and if the tax authority considers that the foreign investor has adopted an abusive arrangement without reasonable commercial purposes and for the purpose of avoiding or reducing PRC tax, they will disregard the existence of the overseas holding company that is used for tax planning purposes and re-characterize the Indirect Transfer. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at the rate of up to 10% and our relevant subsidiaries or variable interest entities may be held liable for paying such tax. SAT Circular 698 also points out that when a non-resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the competent tax authorities have the power to make a reasonable adjustment on the taxable income of the transaction.

If our preferential tax treatments are revoked, become unavailable or if the calculation of our tax liability is successfully challenged by the PRC tax authorities, we may be required to pay tax, interest and penalties in excess of our tax provisions, and our results of operations could be materially and adversely affected.

The Chinese government has provided various tax incentives to our subsidiaries in China. These incentives include reduced enterprise income tax rates. For example, under the New EIT Law and its implementation rules, the statutory enterprise income tax rate is 25%. However, Jiubang Digital was recognized as a “high and new technology enterprise”, which enabled it to enjoy an enterprise income tax rate of 15% until December 31, 2013. Jiubang Computer has applied for “double soft” certification, and subject to the approval of competent tax authorities in Guangdong, Jiubang Computer will be entitled to exemption of the enterprise income tax for the first two years and half rate reduction of enterprise income tax for the subsequent three years. Any increase in the enterprise income tax rate applicable to our PRC subsidiaries or PRC variable interest entities in China, or any discontinuation or retroactive or future reduction of any of the preferential tax treatments currently enjoyed by our PRC subsidiaries or PRC variable interest entities in China, could adversely affect our business, results of operations and financial condition. In addition, in the ordinary course of our business, we are subject to complex income tax and other tax regulations and significant judgment is required in the determination of a provision for income taxes. Although we believe our tax provisions are reasonable, if the PRC tax authorities successfully challenge our position and we are required to pay tax, interest and penalties in excess of our tax provisions, our results of operations and financial condition would be materially and adversely affected.

China’s M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, and other recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress on August 30, 2007 and effective as of August 1, 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion and at least two of these operators each had a turnover of more than RMB400 million within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion, and at least two of these operators each had a turnover of more than RMB400 million within China) must be cleared by MOFCOM before they can be completed. In addition, on February 3, 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Circular No. 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Under Circular No. 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns.

In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us to liability and penalties under PRC law.

The PRC State Administration of Foreign Exchange, or SAFE, promulgated regulations in October 2005 that require PRC citizens or residents to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas equity financing involving a roundtrip investment whereby the offshore entity acquires or controls onshore assets or equity interests held by the PRC citizens or residents. In addition, such PRC citizens or residents must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to increases or decreases in investment amount, transfers or exchanges of shares, mergers or divisions, long-term equity or debt investments, external guarantees, or other material events that do not involve roundtrip investments. Subsequent regulations further clarified that PRC subsidiaries of an offshore company governed by the SAFE regulations are required to coordinate and supervise the filing of SAFE registrations in a timely manner by the offshore holding company’s shareholders who are PRC citizens or residents. If these shareholders fail to comply, the PRC subsidiaries are required to report to the local SAFE branches. If our shareholders who are PRC citizens or residents do not complete their registration with the local SAFE branches, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the SAFE registration and amendment requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

We have completed foreign exchange registration of PRC resident shareholders of Mr. Yuqiang Deng and Mr. Xiangdong Zhang for our financings that were completed before the end of 2010. Because of uncertainty over how the SAFE regulations will be interpreted and implemented and applied to us, we cannot predict how they will affect our business operations. For example, our present and prospective PRC subsidiaries’ ability to conduct foreign exchange activities, such as the remittance of dividends and foreign currency-denominated borrowings, may be subject to compliance with the SAFE regulations by our PRC resident shareholders. In addition, in some cases, we may have little control over either our present or prospective direct or indirect PRC resident shareholders or the outcome of such registration procedures. A failure by our current or future PRC resident shareholders to comply with the SAFE regulations could subject us to fines or other legal sanctions, restrict our cross-border investment activities, limit our subsidiary’s ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

On February 15, 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or the Stock Option Rules, which replaced the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas Publicly-Listed Companies issued by SAFE on March 28, 2007. Under the Stock Option Rules and other relevant rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. We and our PRC employees who have been granted stock options will be subject to these regulations upon the completion of this offering. Failure of our PRC stock option holders to complete their SAFE registrations may subject these PRC residents to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to us, or otherwise materially adversely affect our business.

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our initial public offering to make loans to our PRC subsidiaries and variable interest entities or to make additional capital contributions to our PRC subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries and variable interest entities. We may make loans to our PRC subsidiaries and variable interest entities, or we may make additional capital contributions to our PRC subsidiaries.

Any loans by us to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our wholly owned PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. If we decide to finance our wholly owned PRC subsidiaries by means of capital contributions, these capital contributions must be approved by the Ministry of Commerce or its local counterpart. Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to our variable interest entities, which are PRC domestic companies. Further, we are not likely to finance the activities of our variable interest entities by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in mobile internet services, online advertising, online games and related businesses.

On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142 provides that the RMB capital converted from the foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from the foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of SAFE Circular 142 could result in severe monetary or other penalties. Furthermore, SAFE promulgated a circular on November 19, 2010, known as Circular No. 59, which tightens the examination of the authenticity of settlement of net proceeds from our initial public offering and requires that the settlement of net proceeds shall be in accordance with the description in the prospectus included in our registration statement on Form F-1 (Registration No. 333-            ), which was filed with the U.S. Securities and Exchange Commission, or SEC, in connection with our initial public offering.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including SAFE Circular 142, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or variable interest entities or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received from our initial public offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Our PRC subsidiaries and PRC variable interest entities are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.

We are a holding company registered in the Cayman Islands. We rely on dividends from our PRC subsidiaries as well as consulting and other fees paid to us by our PRC variable interest entities for our cash and financing requirements, such as the funds necessary to pay dividends and other cash distributions to our shareholders, including holders of our ADSs, and service any debt we may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Since we have not achieved profitability, we are not yet required to allocate funds for such reserve funds. Furthermore, if our PRC subsidiaries and PRC variable interest entities incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements.

In addition, the New EIT Law, and its implementation rules provide that withholding tax rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. However, the People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals. During the period between July 2008 and June 2010, the exchange rate between the RMB and the U.S. dollar had been stable and traded within a narrow band. However, the Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the Renminbi has started to slowly appreciate against the U.S. dollar, though there have been periods recently when the U.S. dollar has appreciated against the Renminbi. It is difficult to predict how long the current situation may last and when and how this relationship between the Renminbi and the U.S. dollar may change again.

There remains significant international pressure on the Chinese government to adopt a flexible currency policy to allow the Renminbi to appreciate against the U.S. dollar. Significant revaluation of the Renminbi may have a material adverse effect on your investment. The majority of our revenues and costs are denominated in Renminbi. Any significant revaluation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from this initial public offering into Renminbi to pay our operating expenses, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, a significant depreciation of the Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Governmental control of currency conversion may limit our ability to utilize our cash balance effectively and affect the value of your investment.

The PRC government imposes control on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive a substantial portion of our revenues in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Increases in labor costs in the PRC may adversely affect our business and our profitability.

The economy of China has been experiencing increases in labor costs in recent years. China’s overall economy and the average wage in China are expected to continue to grow. The average wage level for our employees has also increased in recent years.

In addition, we have been subject to stricter regulatory requirements in terms of entering labor contract with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract law, that became effective in January 2008 and its implementation rules that became effective in September 2008, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. On October 28, 2010, the Standing Committee of the National People’s Congress promulgated the PRC Social Insurance Law, or the Social Insurance Law, which became effective on July 1, 2011. According to the Social Insurance Law, employees must participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance and maternity insurance and the employers must, together with their employees or separately, pay the social insurance premiums for such employees.

We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our users by increasing prices for our products or services, our profitability and results of operations may be materially and adversely affected. Also, as the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practice do not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

If the custodians or authorized users of controlling non-tangible assets of our company, including our corporate chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

Under PRC law, legal documents for corporate transactions, including contracts such as revenue-sharing contracts with advertisers, publishers and authors, which are important to our business, are executed using the chops or seals of the signing entity, or with the signature of a legal representative whose designation is registered and filed with the relevant branch of the Administration of Industry and Commerce.

Although we usually utilize chops to enter into contracts, the designated legal representatives of each of our PRC subsidiaries and variable interest entities have the apparent authority to enter into contracts on behalf of such entities without chops and bind such entities. All designated legal representatives of our PRC subsidiaries and variable interest entities are members of our senior management team who have signed employment undertaking letters with us or our PRC subsidiaries and variable interest entities under which they agree to abide by various duties they owe to us. In order to maintain the physical security of our chops and the chops of our PRC entities, we generally store these items in secured locations accessible only by the authorized personnel of each of our subsidiaries and variable interest entities. Although we monitor such authorized personnel, there is no assurance such procedures will prevent all instances of abuse or negligence. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, we could encounter difficulties in maintaining control over the relevant entities and experience significant disruption to our operations. If a designated legal representative obtains control of the chops in an effort to obtain control over any of our PRC subsidiaries or variable interest entities, we, our PRC subsidiaries or variable interest entities would need to pass a new shareholder or board resolution to designate a new legal representative and we would need to take legal action to seek the return of the chops, apply for new chops with the relevant authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties to us, which could involve significant time and resources and divert management attention away from our regular business. In addition, the affected entity may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by the Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in this prospectus filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by PCAOB.

Inspections of other firms that PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections and lose confidence in our reported financial information and procedures and the quality of our financial statements.

Proceedings instituted recently by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

In December 2012, the SEC brought administrative proceedings against five accounting firms in China, alleging that they refused to produce audit work papers and other documents related to certain other China-based companies under investigation by the SEC for potential accounting fraud. We are not involved in the proceedings brought by the SEC against the accounting firms. However, our independent registered public accounting firm is one of the five accounting firms named in the SEC’s proceedings and we may be adversely affected by the outcome of the proceedings, along with other U.S.-listed companies audited by these accounting firms. On May 24, 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation, or the MOU, with CSRC and the PRC Ministry of Finance, or MOF, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. The PCAOB continues to be in discussions with the CSRC and MOF to permit joint inspections in China of audit firms that are registered with the PCAOB and audit China-based companies that trade on U.S. exchanges. Furthermore, it has been reported in July 2013 that Chinese regulators will hand over some audit documents of China-based U.S.-listed companies to the SEC. It is not immediately clear how this latest development could affect the SEC’s pending case against the five accounting firms. Therefore, it is difficult to determine the outcome of the administrative proceedings and the consequences thereof to us. If our independent registered public accounting firm were denied, temporarily or permanently, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue our financial statements, our financial statements could be determined to not be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delay or abandonment of this offering, delisting of our ordinary shares from the [NYSE/Nasdaq] or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Relating to Our ADSs and This Offering

An active trading market for our shares or our ADSs may not develop and the trading price for our ADSs may fluctuate significantly.

We have applied to list our ADSs on the [NYSE/Nasdaq]. Prior to the completion of this offering, there has been no public market for our ADSs or our ordinary shares underlying the ADSs, and we cannot assure you that a liquid public market for our ADSs will develop. If an active public market for our ADSs does not develop following the completion of this offering, the market price and liquidity of our ADSs may be materially and adversely affected. Even if an active public market for our ordinary shares or ADSs develops, we cannot assure you that it will continue. The initial public offering price for our ADSs will be determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of our ADSs after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ADSs.

The trading prices of our ADSs are likely to be volatile, which could result in substantial losses to investors.

The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other similarly situated companies in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of these Chinese companies’ securities after their offerings, including companies in the internet and mobile internet businesses, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting or other practices at other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in such practices. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009, the third quarter of 2011 and the second quarter of 2012, which may have a material adverse effect on the market price of our ADSs.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

•	variations in our net revenues, earnings and cash flow;

•	announcements of new investments, acquisitions, strategic partnerships, or joint ventures;

•	announcements of new services and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	changes in the number of our users;

•	fluctuations in our operating metrics;

•	failure on our part to realize monetization opportunities as expected;

•	additions or departures of key personnel;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•	detrimental negative publicity about us, our competitors or our industry;

•	regulatory developments affecting us or our industry; and

•	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

The approval of the China Securities Regulatory Commission may be required in connection with this offering and, if required, we cannot assure you that we will be able to obtain such approval.

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. This regulation, among other things, requires offshore special purpose vehicles, or SPVs, formed for the purpose of an overseas listing and controlled by PRC companies or individuals, to obtain CSRC approval prior to listing their securities on an overseas stock exchange. The application of this regulation remains unclear. Our PRC legal counsel, Jun He Law Offices, has advised us that, based on their understanding of the current PRC laws, rules and regulations, neither CSRC approval nor any other governmental authorization is required in the context of the this offering because we are not a special purpose vehicle as defined by the M&A Rules which is required to obtain approval from the CSRC for overseas listings.

However, there are uncertainties regarding the interpretation and application of the PRC law, and there can be no assurance that the PRC government will ultimately take a view that is not contrary to the above opinion of our PRC legal counsel. If it is determined that the CSRC approval is required for this offering, we may face sanctions by CSRC or other PRC regulatory agencies for failure to seek the CSRC approval for this offering. These sanctions may include fines and penalties on our operations in the PRC although, to our knowledge, no definitive rules or interpretations have been issued to determine or quantify such fines or penalties, delays or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiaries, or other actions that may have a material adverse effect on our business and the trading price of our ADSs. CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable to us, to halt this offering before the settlement and delivery of the ADSs that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the ADSs we are offering, you would be doing so at the risk that the settlement and delivery may not occur.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company until the fifth anniversary from the date of our initial listing.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. If we elect not to comply with the abovementioned auditor attestation requirements or to comply with new or revised accounting standards, our investors may not have access to certain information they may deem important.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ADSs, the market price for our ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.

The sale or availability for sale, or perceived sale or availability for sale, of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. There will be              ADSs (equivalent to              ordinary shares) outstanding immediately after this offering, or              ADSs (equivalent to              ordinary shares) if the underwriters exercise their options to purchase additional ADSs in full. The ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. In connection with this offering, we and our officers, directors and [certain of our shareholders] have agreed not to sell any shares or ADSs for 180 days after the date of this prospectus without the prior written consent of the underwriters. However, the underwriters may release the securities subject to lock-up agreements from the lock-up restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. In addition, ordinary shares subject to our outstanding options as of the closing of this offering will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act. We may also issue additional options in the future which may be exercised for additional ordinary shares. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs. See

“Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for each ADS than the corresponding amount paid by existing shareholders for their ordinary shares. As a result, you will experience immediate and substantial dilution of approximately US$              per ADS (assuming that no outstanding options to acquire ordinary shares are exercised). This number represents the difference between our pro forma net tangible book value per ADS of US$             as of                     , after giving effect to this offering and the assumed initial public offering price of US$             per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus. See “Dilution” for a more complete description of how the value of your investment in our ADSs will be diluted upon the completion of this offering.

Our articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

We will adopt our fifth amended and restated articles of association that will become effective immediately upon completion of this offering. Our new articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are registered under Cayman Islands law.

We are an exempted company limited by shares registered under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2012 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our existing articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the U.S. Currently, we do not plan to rely on home country practice with respect to any corporate governance matter. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Differences in Corporate Law.”

Judgments obtained against us by our shareholders may not be enforceable in our home jurisdiction.

We are a Cayman Islands company and a substantial majority of our assets are located outside of the United States. A significant percentage of our current operations are conducted in China. In addition, a significant majority of our current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

There are uncertainties as to whether Cayman Islands courts would:

•	recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

•	impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

We have not determined a specific use for a portion of the net proceeds from this offering, and we may use these proceeds in ways with which you may not agree and such use may not produce income on increase our ADS price.

We have not determined a specific use for a portion of the net proceeds of this offering, and our management will have considerable discretion in deciding how to apply these proceeds. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that would improve our results of operations or increase our ADS price, or that these net proceeds will be placed only in investments that generate income or appreciate in value.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote your ordinary shares.

As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying ordinary shares in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the shares. Under our amended and restated memorandum and articles of association which is currently in effect, the minimum notice period required for convening a general meeting is 14 days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares underlying your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

The depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings unless:

•	we have failed to timely provide the depositary with notice of meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•	the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that if you do not vote at shareholders’ meetings, you cannot prevent our ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

You may not be able to participate in rights offerings and may experience dilution of your holdings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks that it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason in accordance with the terms of the deposit agreement. As a result, you may be unable to transfer your ADSs when you wish to.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company”.

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the Securities and Exchange Commission, or the SEC, and [the Nasdaq/NYSE], impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.0 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We may be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes, which could subject United States investors in our ADSs or ordinary shares to significant adverse United States income tax consequences.

We will be classified as a “passive foreign investment company,” or “PFIC” if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we treat our PRC variable interest entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of our PRC variable interest entities for United States federal income tax purposes, and based upon our current income and assets (taking into account the proceeds from this offering) and projections as to the value of our ADSs and ordinary shares following the offering, we do not presently expect to be classified as a PFIC for the current taxable year or the foreseeable future.

While we do not expect to become a PFIC, because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of our ADSs or ordinary shares may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets, which will be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where we determine not to deploy significant amounts of cash for active purposes or not to treat our PRC variable interest entities as owned by us for United States federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are classified as a PFIC in any taxable year, a U.S. holder (as defined in “Taxation—Material United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules and such holders may be subject to burdensome reporting requirements. Further, if we are classified as a PFIC for any year during which a U.S. holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or ordinary shares. For more information see “Taxation—Material United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our growth strategies;

•	our ability to retain and increase our user base and expand our product and service offerings;

•	our ability to monetize our platform;

•	our future business development, results of operations and financial condition;

•	competition from companies in a number of industries including internet companies that provide mobile internet portal services and operate mobile reading services;

•	expected changes in our revenues and certain cost or expense items;

•	our expectation regarding the use of proceeds from this offering;

•	general economic and business condition globally and in China; and

•	assumptions underlying or related to any of the foregoing.

You should read thoroughly this prospectus and the documents that we refer to in this prospectus with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This prospectus also contains statistical data and estimates that we obtained from industry publications and reports generated by third-party providers of market intelligence, including the App Annie Report that we commissioned for the purposes of this offering. These industry publications and reports generally indicate that the information contained therein was obtained from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. Although we believe that the publications and reports are reliable, we make no representation as to the accuracy of such data.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$             million, or approximately US$             million if the underwriters exercise their option to purchase additional ADSs in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. These estimates are based upon an assumed initial offering price of US$             per ADS, the mid-point of the range shown on the front cover page of this prospectus. A US$1.00 change in the assumed initial public offering price of US$             per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease the net proceeds of this offering by US$             million, or approximately US$             million if the underwriters exercise their option to purchase additional ADSs in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives and obtain additional capital. We intend to use the net proceeds received by us from this offering for the following purposes:

•	approximately US$ million to expand our product development and services offerings;

•	approximately US$ million to invest in our database and infrastructure;

•	approximately US$ million for research and development of mobile internet technology;

•	approximately US$ million to expand our selling and marketing activities; and

•	the balance for other general corporate purposes, including working capital needs, potential acquisitions, partnerships, alliances and licensing opportunities.

[We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.]

The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, and the rate of growth, if any, of our business. Accordingly, our management will have significant flexibility in applying the net proceeds of the offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

In utilizing the proceeds from this offering, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, and only if we satisfy the applicable government registration and approval requirements. We cannot assure you that we will be able to meet these requirements on a timely basis, if at all. See “Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our initial public offering to make loans to our PRC subsidiaries and variable interest entities or to make additional capital contributions to our PRC subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business.”

Pending use of the net proceeds, we intend to hold our net proceeds in demand deposits or invest them in interest-bearing government securities.

DIVIDEND POLICY

We have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our shares or ADSs. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the British Virgin Islands. We have applied to the Registrar of Companies of the Cayman Islands to be redomiciled to the Cayman Islands and as a result, we expect to become a company registered under the laws of the Cayman Islands in the near future. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Risk Factors—Risks Relating to Our Corporate Structure and Our Industry—Our PRC subsidiaries and PRC variable interest entities are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.” and “PRC Regulation—Regulation of Foreign Currency Exchange and Dividend Distribution.”

Our board of directors has discretion as to whether to distribute dividends, subject to applicable laws. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2012:

•	on an actual basis;

•

on a pro forma basis to reflect the automatic conversion of all of our outstanding series A, B and C preferred shares into 86,678,104 ordinary shares immediately prior to the completion of this offering; and

•

on a pro forma as adjusted basis to reflect (a) the automatic conversion of all of our outstanding series A, B and C preferred shares into 86,678,104 ordinary shares immediately upon the completion of this offering and (b) the sale of              ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$             per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us (assuming the over-allotment option is not exercised).

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2012
	Actual	Pro forma	Pro forma as adjusted(1)
	RMB	RMB	RMB
Redeemable Series A convertible preferred shares	21,940,700
Redeemable Series B convertible preferred shares	159,973,556
Redeemable Series C convertible preferred shares	265,213,659

Shareholders’ (deficit) equity:
Ordinary shares (US$0.0001 par value; 413,321,896 shares authorized, 51,880,468 shares issued and outstanding on an actual basis; ordinary shares issued and outstanding on a pro forma basis and ordinary shares issued and outstanding on a pro forma as adjusted basis)	42,360
Additional paid-in capital(2)	—
Accumulated other comprehensive income	40,335,417
Accumulated deficit	(369,820,097)

Total shareholders’ (deficit) equity(2)	(329,442,320)

Total capitalization(2)	117,685,595

(1)	The pro forma as adjusted information discussed above is illustrative only. Our additional paid-in capital, total shareholders’ deficit and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.
(2)	Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a US$1.00 change in the assumed initial public offering price of US$ per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease each of additional paid-in capital, total shareholders’ deficit and total capitalization by US$ million.

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares and holders of our outstanding series A, B, and C preferred shares which will automatically convert into our ordinary shares upon the completion of this offering.

Our net tangible book value as of December 31, 2012 was approximately US$             per ordinary share and US$             per ADS. Net tangible book value per ordinary share represents the amount of total assets, minus the amount of total liabilities and intangible assets, divided by the total number of ordinary shares outstanding. Dilution is determined by subtracting net tangible book value per ordinary share from the assumed public offering price per ordinary share, after giving effect to the conversion of all outstanding preferred shares into              ordinary shares immediately upon the completion of this offering and the net proceeds we will receive from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in such net tangible book value after December 31, 2012, other than to give effect to (1) the conversion of all of our series A, B, C preferred shares into ordinary shares, which will occur automatically upon the completion of this offering, and (3) our issuance and sale of              ADSs in this offering, at an assumed initial public offering price of US$             per ADS, the mid-point of the estimated public offering price range, and after deduction of underwriting discounts and commissions and estimated offering expenses payable by us (assuming the over-allotment option is not exercised), our pro forma net tangible book value at December 31, 2012 would have been US$             per outstanding ordinary share, including ordinary shares underlying our outstanding ADSs, or US$             per ADS. This represents an immediate increase in net tangible book value of US$ per ordinary share, or US$             per ADS, to existing shareholders and an immediate dilution in net tangible book value of US$             per ordinary share, or US$             per ADS, to purchasers of ADSs in this offering.

The following table illustrates the dilution on a per ordinary share basis assuming that the initial public offering price per ordinary share is US$             and all ADSs are exchanged for ordinary shares:

Assumed initial public offering price per ordinary share	US$
Net tangible book value per ordinary share as of December 31, 2012	US$
Pro forma net tangible book value per ordinary share after giving effect to the automatic conversion of all of our outstanding preferred shares as of December 31, 2012	US$
Pro forma net tangible book value per ordinary share as adjusted to give effect to the automatic conversion of all of our outstanding preferred shares and this offering as of December 31, 2012	US$
Amount of dilution in net tangible book value per ordinary share to new investors in the offering	US$
Amount of dilution in net tangible book value per ADS to new investors in the offering	US$

A US$1.00 change in the assumed public offering price of US$             per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease our pro forma net tangible book value after giving effect to the offering by US$             million, the pro forma net tangible book value per ordinary share and per ADS after giving effect to this offering by US$             per ordinary share and per ADS and the dilution in pro forma net tangible book value per ordinary share and per ADS to new investors in this offering by US$             per ordinary share and per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses. The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The following table summarizes, on a pro forma basis as of December 31, 2012, the differences between the shareholders as of December 31, 2012, including holders of our preferred shares that will be automatically converted into ordinary shares upon the completion of this offering, and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid and the average price per ordinary share paid at an assumed initial public offering price of US$             per ADS before deducting estimated underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the option to purchase additional ADSs granted to the underwriters.

	Ordinary Shares Purchased		Total Consideration		Average Price Per Ordinary Share	Average Price Per ADS
	Number	Percent	Amount	Percent
Existing shareholders
New investors

Total		100%		100%

If the underwriters were to fully exercise the over-allotment option to purchase additional ordinary shares from us, the percentage of our ordinary shares held by existing shareholders who are directors, officers or affiliated persons would be     %, and the percentage of our ordinary shares held by new investors would be     %.

A US$1.00 change in the assumed public offering price of US$             per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease total consideration paid by new investors, total consideration paid by all shareholders, average price per ordinary share and average price per ADS paid by all shareholders by US$            , US$            , US$ and US$            , respectively, assuming the sale of ADSs at US$            , the mid-point of the range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The discussion and tables above also assume no exercise of any outstanding stock options outstanding as of the date of this prospectus. As of the date of this prospectus, there were          ordinary shares issuable upon exercise of outstanding stock options at a weighted average exercise price of US$         per ordinary share, and there were          ordinary shares available for future issuance upon the exercise of future option grants. To the extent that any of these options are exercised, there will be further dilution to new investors. As of the date of this prospectus, there were              issued but unvested ordinary shares. To the extent that any of these options are exercised and the unvested ordinary shares become vested, there will be further dilution to new investors.

EXCHANGE RATE INFORMATION

Our reporting currency is the Renminbi because a significant portion of our business is primarily conducted in China and a majority of our revenues are denominated in Renminbi. This prospectus contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this prospectus is based on the rate certified for customs purposes by the Federal Reserve Bank of New York. Translation of financial data as of or for the year ended December 31, 2012 were made at a rate of RMB6.2301 to US$1.00, the exchange rate in effect as of December 31, 2012. Unless otherwise noted, all other translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus were made at a rate of RM6.2301 to US$1.00, the rate in effect as of December 31, 2012. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On August 16, 2013, the rate was RMB6.1145 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you.

	Certified Exchange Rate
Period	Period End	Average	Low	High
	(RMB per US$1.00)
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8102	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.3080	6.3879	6.2221
2013
February	6.2213	6.2323	6.2438	6.2213
March	6.2108	6.2154	6.2246	6.2105
April	6.1647	6.1861	6.2078	6.1647
May	6.1340	6.1416	6.1665	6.1213
June	6.1374	6.1342	6.1488	6.1248
July	6.1284	6.1343	6.1408	6.1284
August (through August 16, 2013)	6.1145	6.1214	6.1302	6.1123

(1)	Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

ENFORCEABILITY OF CIVIL LIABILITIES

We expect to enjoy the following benefits after we become a company registered in the Cayman Islands in the near future:

•	political and economic stability;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany registration in the Cayman Islands. These disadvantages include, but are not limited to, the following:

•

the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated. Under the deposit agreement with our depositary,             , the federal or state courts in the City of New York shall have non-exclusive jurisdiction over any suit, action, proceeding or dispute that may arise out of or in connection with the deposit agreement, and with regard to any claim or dispute arising from the relationship created by the deposit agreement, the depositary, in its sole discretion, is entitled to refer such dispute or difference for final settlement by arbitration, with the seat and place of the arbitration being New York, New York State. Moreover, under the contractual arrangements that we entered into with Jiubang Digital, Sanju Advertising, Hengye Software and Zhiteng Computer, any disputes arising from those contracts that cannot be resolved through friendly negotiations will be resolved through arbitration conducted through China International Economic and Trade Arbitration Commission.

Our PRC legal counsel, Jun He Law Offices, has advised us that in the event that a shareholder originates an action against a company in China for disputes related to contracts or other property interests, the PRC court may accept a course of action based on the laws or the parties’ express mutual agreement in contracts choosing PRC courts for dispute resolution if (a) the contract is signed and/or performed within the PRC, (b) the subject of the action is located within the PRC, (c) the company (as defendant) has seizable properties within the PRC, (d) the company has a representative organization within the PRC, or (e) other circumstances prescribed under the PRC law. The action may be initiated by a shareholder through filing a complaint with the PRC court. The PRC court will determine whether to accept the complaint in accordance with the PRC Civil Procedures Law. The shareholder may participate in the action by itself or entrust any other person or PRC legal counsel to participate on its behalf. Foreign citizens and companies will have the same rights as PRC citizens and companies in an action unless the home jurisdiction of such foreign citizens or companies restricts the rights of PRC citizens and companies.

Maples and Calder, our legal counsel as to Cayman Islands law, has also advised us that a shareholder may, in limited circumstances, commence an action against persons who have allegedly wronged the company, where the company itself has failed to enforce such claim against such persons directly. Such action is brought on the basis of a primary right of the company, but is asserted by a shareholder on behalf of the company commonly known as a “derivative action.” Generally, claims against a company by its shareholders must be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by the company’s articles of association. Civil proceedings are generally commenced by originating process (by writ or originating summons). A shareholder may commence proceedings in the Cayman Islands and may instruct an attorney to act on the shareholder’s behalf. Service of proceedings on the company is effected through the delivery of the originating process at the registered office of the company. There are no particular formalities that a non-resident shareholder must comply with to initiate and commence proceedings in the Cayman Islands.

All of our operations are substantially conducted outside the United States, and substantially all of our assets are located outside the United States. A significant majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce in Cayman Islands courts judgments obtained in United States courts based on the civil liability provisions of the United States federal securities laws against us and our officers and directors.

We have appointed              as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Maples and Calder, our legal counsel as to Cayman Islands law, and Jun He Law Offices, our legal counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

There is uncertainty with regard to Cayman Islands law relates to whether a judgment obtained from the United States courts under civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman company. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether they would be enforceable in the Cayman Islands. Maples and Calder has advised us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States, a judgment obtained in such jurisdiction will be recognised and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment:

(a)	is given by a foreign court of competent jurisdiction;

(b)	imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

(c)	is final;

(d)	is not in respect of taxes, a fine or a penalty; and

(e)	was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

Jun He Law Offices has further advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is rendered or on reciprocity between the jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. A judgment that does not violate the basic principles of PRC law or national sovereignty, security or public interest may be recognized and enforced by a PRC court base on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. However, as of the date of this prospectus, no treaty or other form of reciprocity exists between China and the United States or the Cayman Islands governing the recognition and enforcement of judgments. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or the Cayman Islands.

CORPORATE HISTORY AND STRUCTURE

Corporate History

We commenced operations in June 2003, with the establishment of Guangzhou Jiubang Digital Technology Co., Ltd., or Jiubang Digital. We, through Jiubang Digital, started our mobile internet business, including the launch of 3G.cn, our mobile internet portal in March 2004, and subsequently our GO Launcher EX in November 2010. Jiubang Digital is one of our PRC variable interest entities through the contractual arrangement described below.

In January 2005, we incorporated Sungy Data Ltd. under the laws of the British Virgin Islands as our offshore holding company.

In March 2005, Sungy Data Ltd. established Jiubang Computer Technology (Guangzhou) Co., Ltd., or Jiubang Computer, our wholly owned subsidiary in China. Jiubang Computer entered into a series of contractual arrangements, as a result of which Sungy Data Ltd. became primary beneficiary of, and exercise effective control over the operations of, these PRC entities:

•

In June 2006, we entered into certain contractual arrangements with Jiubang Digital and its then shareholders. As of the date of this prospectus, Guangzhou Sanju Advertising Media Co., Ltd., or Sanju Advertising (a company wholly owned by Mr. Yuqiang Deng, Mr. Xiangdong Zhang and Mr. Yingming Chang), Mr. Yuqiang Deng, and Mr. Xiangdong Zhang each holds 80%, 16% and 4% of the equity interest in Jiubang Digital, respectively;

•

In June 2006, we entered into certain contractual arrangements with Sanju Advertising and its then shareholders. As of the date of this prospectus, Mr. Yuqiang Deng, Mr. Xiangdong Zhang and Mr. Yingming Chang each holds 70%, 20% and 10% of the equity interest in Sanju Advertising, respectively. Sanju Advertising primarily engages in advertising services;

•

In August 2006, we entered into certain contractual arrangements Guangzhou Zhiteng Computer Technology Co., Ltd., or Zhiteng Computer and its then shareholders. As of the date of this prospectus, Mr. Yuqiang Deng and Mr. Xiangdong Zhang each holds 80% and 20% of the equity interest in Zhiteng Computer, respectively. Zhiteng primarily engages in technology supporting services; and

•

In May 2010, we entered into certain contractual arrangements with Guangzhou Hengye Software Technology Co., Ltd., or Hengye Software and its then shareholders. As of the date of this prospectus, Mr. Yuqiang Deng, Mr. Xiangdong Zhang and Mr. Yingming Chang each holds 70%, 10% and 20% of the equity interest in Hengye, respectively. Hengye Software primarily engages in mobile internet value-added services;

In November 2008, we acquired 70% of the equity interest in XMedia Technologies Ltd, or XMedia, a company incorporated in the Cayman Islands. In November 2009, we acquired the remaining 30% equity interest in XMedia. As a result, XMedia became our wholly-owned subsidiary.

In February 2011, we indirectly acquired 33% of the equity interest in Zhuhai Zhengdian Technology Co., Ltd., or Zheng Dian, a company incorporated in China. In May 2012, we sold all of our equity interest in Zheng Dian.

In August 2013, Sungy Data Ltd. applied to the Registrar of Companies of the Cayman Islands for being re-domiciled in the Cayman Islands, and changing its corporate name to GO Innovation Inc. As a result, we expect Sungy Data Ltd. to become GO Innovation Inc., an exempted company registered under the laws of the Cayman Islands, in the near future.

Corporate Structure

The following diagram illustrates our corporate structure as of the date of this prospectus:

(1)	Jiubang Digital is one of our variable interest entities. Mr. Yuqiang Deng and Mr. Xiangdong Zhang, our co-founders and Sanju Advertising, one of our variable interest entities, own 16%, 4% and 80% of Jiubang Digital’s equity interests, respectively.
(2)	Sanju Advertising is one of our variable interest entities. Mr. Yuqiang Deng, Mr. Xiangdong Zhang and Mr. Yingming Chang own 70%, 20% and 10% of Sanju Advertising’s equity interests, respectively.
(3)	Hengye Software is one of our variable interest entities. Mr. Yuqiang Deng, Mr. Xiangdong Zhang and Mr. Yingming Chang own 70%, 10% and 20% of Hengye Software’s equity interests, respectively.
(4)	Zhiteng Computer is one of variable interest entities. Mr. Yuqiang Deng and Mr. Xiangdong Zhang own 80% and 20% of Zhiteng Computer’s equity interests, respectively.
(5)	Dormant entity without operations.

The following is a summary of the currently effective contractual arrangements, as amended and restated, among Sungy Data Ltd., Jiubang Computer, Jiubang Digital and its shareholders and subsidiaries. Except explicitly indicated otherwise below, the contractual arrangements among Sungy Data Ltd., Jiubang Computer, Sanju Advertising and its shareholders, the contractual arrangements among Sungy Data Ltd., Jiubang Computer, Hengye Software and its shareholders, and the contractual arrangements among Jiubang Computer, Zhiteng Computer and its shareholders are substantially the same as the contractual arrangements among Sungy Data Ltd., Jiubang Computer, Jiubang Digital and its shareholders and subsidiaries.

Contractual Arrangements with Jiubang Digital

Master Exclusive Service Agreement

Under the master exclusive service agreement between Jiubang Computer and Jiubang Digital and its subsidiaries, Jiubang Computer has the exclusive right to provide Jiubang Digital and its subsidiaries services related to Jiubang Digital’s business, including but not limited to technology development, technical consulting services, network development, updating and daily maintenance, market research and consulting services. Jiubang Computer has the right to determine the service fees based on the technical difficulty and complexity of the services and the actual labor costs it incurs for providing the services during the relevant period. The term of this agreement is ten years and will be automatically extended upon the expiration. Jiubang Computer may terminate the agreement at any time with a 30-day prior written notice to Jiubang Digital, whereas none of Jiubang Digital and its subsidiary can terminate this agreement.

Business Cooperation Agreement

Pursuant to the business cooperating agreement by and among Sungy Data Ltd., Jiubang Computer, Jiubang Digital’s shareholders, including Sanju Advertising, Mr. Yuqiang Deng and Mr. Xiangdong Zhang, Jiubang Digital and its subsidiaries, Jiubang Digital and its subsidiaries shall accept and follow our suggestions on their daily operations and financial management. The nominee shareholders of Jiubang Digital must appoint candidates recommended by us as Jiubang Digital’s board of directors, and Jiubang Digital must appoint candidates recommended by us as the directors of Jiubang Digital’s subsidiaries. Also, we have the right to appoint senior executives of Jiubang Digital and its subsidiaries. In addition, Jiubang Digital and its subsidiaries agree not to engage in any transaction that may materially affect their assets, obligations, rights or operation without our prior written consent. To ensure sufficient cashflow required by the business operations of Jiubang Digital, Sungy Data Ltd. agrees that it will, to the extent permissible under PRC law, through itself or any party designated by it, provide financial support to Jiubang Digital. The agreement shall be in effect as long as Jiubang Digital exists. None of Jiubang Digital, its shareholders and subsidiaries can terminate this agreement. Jiubang Computer may terminate the agreement by providing a 30-day prior written notice to Jiubang Digital and its shareholders.

Proxy Agreement and Power of Attorney

Under the proxy agreement and power of attorney by and among Sungy Data Ltd., Jiubang Computer, Jiubang Digital and its shareholders, including Sanju Advertising, Mr. Yuqiang Deng and Mr. Xiangdong Zhang, each of Jiubang Digital’s shareholders irrevocably nominates, appoints and constitutes Sungy Data Ltd. as its attorney-in-fact to exercise on such shareholder’s behalf any and all rights that such shareholder has in respect of its equity interests in Jiubang Digital. Each shareholder further covenants with and undertakes that, if the shareholder receives any dividends, interest, any other forms of capital distributions, residual assets upon liquidation, or proceeds or consideration from the transfer of equity interest as a result of, or in connection with, such shareholder’s equity interests in Jiubang Digital, the shareholder shall, to the extent permitted by applicable laws, remit all such dividends, interest, capital distributions, assets, proceeds or consideration to Jiubang Computer or Sungy Data Ltd., to the extent permitted by law, without any compensation. The proxy agreement and power of attorney will remain effective as long as Jiubang Digital exists. Jiubang Digital’s shareholders does not have the right to terminate this agreement or revoke the appointment of the attorney-in-fact without the prior written consent of Sungy Data Ltd.

Loan Agreements

Under loan agreements between Jiubang Computer and each of the individual shareholders of Jiubang Digital, Jiubang Computer made interest-free loans in an aggregate amount of RMB10.0 million to the two individual shareholders of Jiubang Digital exclusively for the purpose of the capital contribution of Jiubang Digital. The loans can only be repaid with the proceeds derived from the sale of all of the equity interests in

Jiubang Digital to Jiubang Computer or its designated representatives pursuant to the equity option agreement. Each of the loan agreements has an indefinite term until the full repayment of the loan thereunder.

Except the foregoing, there are not any other loan agreements between our subsidiaries and shareholders of our variable interest entities.

Exclusive Option Agreement

Under the exclusive option agreement between Sungy Data Ltd., Jiubang Computer, Jiubang Digital and its shareholders, Sungy Data Ltd. has the right to require each of the shareholders to transfer to Sungy Data Ltd., Jiubang Computer or a third party designated by Sungy Data Ltd., to the extent permitted under PRC law, all or part of such shareholder’s equity interests in Jiubang Digital. Also, Sungy Data Ltd. has the right to require Jiubang Digital to transfer any and all of its assets to Jiubang Computer or a third party designated by Sungy Data Ltd. and has the sole discretion as to when to exercise such options, either in part or in full. Without Sungy Data Ltd.’s prior written consent, Jiubang Digital’s shareholders shall not transfer their equity interests in Jiubang Digital, and Jiubang Digital shall not transfer its assets. The transfer price will be the minimum amount of consideration permitted under PRC law at the time of such share transfer. The agreement will remain effective as long as Jiubang Digital exists. Sungy Data Ltd. and Jiubang Computer may terminate the agreement at any time with a ten-day prior written notice to Jiubang Digital and its shareholders, whereas none of Jiubang Digital and its shareholders can terminate this agreement.

Equity Pledge Agreement

Under the equity pledge agreement between Jiubang Computer, Jiubang Digital and its shareholders, the shareholders of Jiubang Digital have pledged all of their equity interests in Jiubang Digital to Jiubang Computer to guarantee the performance of all the obligations of Jiubang Digital and its shareholder and subsidiaries under the master exclusive service agreement, business cooperation agreement, loan agreements and exclusive option agreement. This pledge will remain effective until all the guaranteed obligations are performed or all the principal agreements are terminated.

Spousal Consent Letters

Pursuant to spousal consent letters, the spouse of each of Mr. Yuqiang Deng and Mr. Yingming Chang acknowledged that certain equity interests in Jiubang Digital held by and registered in the name of her spouse will be disposed of pursuant to relevant arrangements under the business cooperation agreement, the proxy agreement and power of attorney, the exclusive option agreement, the equity pledge agreement and the loan agreement. These spouses undertake not to take any action to interfere with the disposition of such equity interests, including, without limitation, claiming that such equity interests constitute communal property of marriage.

In the opinion of our PRC legal counsel:

•

the ownership structures of our PRC variable interest entities and our PRC subsidiaries in China, both currently and after giving effect to this offering, comply with all existing PRC laws and regulations; and

•

the contractual arrangements among Sungy Data Ltd., Jiubang Computer, each of our viable interest entities and its shareholders and subsidiaries (as the case may be) governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect.

•

each of our PRC subsidiaries and each of our PRC variable interest entities has all necessary corporate power and authority to conduct its business as described in its business scope under its business license. The business licenses of each of our PRC subsidiaries and each of our PRC variable interest entities are in full force and effect. Each of our PRC subsidiaries and each of our PRC variable interest entities is capable of suing and being sued and may be the subject of any legal proceedings in PRC courts. To the best of our PRC legal counsel’s knowledge after due inquiries, none of our PRC subsidiaries, PRC variable interest entities or their respective assets is entitled to any immunity, on the grounds of sovereignty, from any action, suit or other legal proceedings; or from enforcement, execution or attachment.

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the aforesaid business we engage in, we could be subject to severe penalties including being prohibited from continuing operations. See “Risk Factors—Risks Relating to Our Corporate Structure and Our Industry—If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC governmental restrictions on foreign investment in mobile internet businesses, or if these laws or regulations or interpretations of existing laws or regulations change in the future, we could be subject to severe penalties, including the shutting down of our platform and our business operations.”

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated statements of comprehensive income (loss) data for the years ended December 31, 2011 and 2012 and the selected balance sheets data as of December 31, 2011 and 2012 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following selected financial information in conjunction with the consolidated financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	For the Year Ended December 31,
	2011	2012
	RMB	RMB
Selected Consolidated Statements of Comprehensive Income (Loss) Data:
Revenues	96,594,538	185,218,681
Cost of revenues(1)	(46,617,793)	(74,813,098)

Gross profit	49,976,745	110,405,583
Operating Expenses:
Research and development expenses(1)	(30,190,352)	(34,041,250)
Selling and marketing expenses(1)	(35,305,268)	(45,914,065)
General and administrative expenses(1)	(23,224,454)	(25,614,849)

Operating income (loss)	(38,743,329)	4,835,419
Change in fair value of warrants	(2,356,037)	—
Share of losses of equity method investments	(3,744,390)	(1,072,946)
Impairment loss on equity method investments	(389,270)	—
Gain on disposal of an equity method investment	—	4,182,485
Investment income on short-term investment	2,251,269	124,862
Interest income	205,715	194,643

Income (loss) before income taxes	(42,776,042)	8,264,463
Income tax benefit	—	6,903,561

Net income (loss)	(42,776,042)	15,168,024

Basic and diluted loss per ordinary share	(1.89)	(0.83)
Weighted average number of ordinary shares used in calculating:
Basic and diluted	51,880,468	51,880,468

(1)	The amount of compensation costs recognized for stock options for the years ended December 31, 2011 and 2012 is as follows:

	For the Year Ended December 31,
	2011	2012
	RMB	RMB
Cost of revenues	74,458	76,111
Research and development expenses	111,716	164,374
Selling and marketing expenses	52,355	124,850
General and administrative expenses	53,365	60,748

Total	291,894	426,083

	As of December 31,
	2011	2012
	Actual	Actual
	RMB	RMB
Selected Consolidated Balance Sheets Data:
Cash	81,011,002	83,598,378
Accounts receivable, net	33,167,598	46,341,590
Total assets	135,853,500	164,318,473
Total liabilities	33,894,056	46,632,878
Redeemable convertible preferred shares	390,097,630	447,127,915
Ordinary shares	42,360	42,360
Accumulated deficit	(327,181,409)	(369,820,097)
Total shareholders’ deficit	(288,138,186)	(329,442,320)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section headed “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a leading provider of mobile internet products and services globally with a focus on applications and mobile platform development. We were one of the top three mobile application publishers worldwide as measured by the number of product downloads on Google Play for the six months ended June 30, 2013, based on the App Annie Report.

With approximately 210 million downloads and activations, our platform product, GO Launcher EX, was the No. 1 most downloaded product in the personalization category on Google Play in both 2012 and the six months ended June 30, 2013, according to the App Annie Report. As users’ first entry point to these Android smartphones, GO Launcher EX manages installed apps, widgets and other functions. It is available in 38 languages and has attracted users from over 200 countries and regions since it was launched in November 2010.

Building upon our success in GO Launcher EX, we have developed a portfolio of GO series products which include the launcher products and a broad range of other GO series apps and widgets that provide rich functionality, enhanced performance and extensive personalization for Android smartphones. Our GO series products have been downloaded and activated on over 280 million smartphones worldwide as of June 30, 2013, with over 70% of these downloads and activations from locations outside of China. The success of our GO series products allows us to create and continue to expand a GO platform that is built upon GO Launcher EX and integrates all of our GO series products and third-party mobile internet products and services.

We launched 3G.cn, one of the first Chinese mobile internet portals, in 2004, and mobile reading services in 2010, to capture one of the early monetization opportunities in the mobile internet industry. Both 3G.cn and our mobile reading services provide us with a stable and growing user base and paying customer base.

We generate our revenues through paid apps and themes, in-app purchase for advanced functionalities, advertising in various forms as well as users’ purchase of literary content. We believe that we will be able to explore and capture additional monetization opportunities and diversify our revenue sources as we continue to expand our GO platform to better serve our large number of users.

We have achieved significant growth in recent years. Our total revenues increased from RMB96.6 million in 2011 to RMB185.2 million in 2012, representing a 91.7% growth. We became profitable in 2012.

Selected Statement of Operations Items

Revenues

In the years ended December 31, 2011 and 2012, we derived our revenues from mobile application products and services, mobile reading services, mobile portal marketing services, and certain other services. The following table sets forth the principal components of our total revenues by amount and as a percentage of our total revenues for the periods presented.

	For the Year Ended December 31
	2011		2012
	RMB	% of total revenues	RMB	% of total revenues
Total revenues:
Mobile application products and services	3,896,544	4.0	34,056,890	18.4
Mobile reading services	33,547,733	34.7	72,766,802	39.3
Mobile portal marketing services	47,526,527	49.2	57,506,160	31.0
Other revenues	11,623,734	12.1	20,888,829	11.3

Total	96,594,538	100.0	185,218,681	100.0

Our revenues from mobile application products and services grew more than eight times, from RMB3.9 million in 2011 to RMB34.1 million in 2012, while revenues from our mobile reading services grew by 116.9% from RMB33.5 million in 2011 to RMB72.8 million in 2012 and revenues from our mobile portal marketing services grew by 21.0% from RMB47.5 million in 2011 to RMB57.5 million in 2012.

Our revenues in mobile application products and services began to increase in 2012 after we rolled out most of our GO series products in 2012 and such products continued to gain global popularity throughout the year. On the other hand, our mobile reading services and mobile portal marketing services continue to contribute a majority of our revenues. Although our mobile reading services and our mobile portal marketing services continue to grow, the growth of revenues from our mobile reading services and mobile portal marketing services is not as fast as that of our revenues from mobile application products and services. We expect that our revenues from mobile application products and services will continue to grow at a faster pace than revenues from our mobile reading services and mobile portal marketing services in the near future.

Mobile application products and services

Revenues from our mobile application products and services accounted for 4.0% and 18.4% of our total revenues in 2011 and 2012, respectively. Mobile application products and services revenues mainly include revenues generated from (i) users’ purchase of GO series products and their respective premium functionalities and themes, including themes developed by third parties, and (ii) advertisements displayed on our GO series products. We provide advertising services both directly to advertisers and through third-party advertising networks. We sell mobile application products through application stores such as Google Play.

We believe that the most significant factors affecting revenues from mobile application products and services include:

•

Mobile internet penetration rate. The fast growth of the mobile internet industry is a very recent phenomenon. The success of our mobile application products and services rely upon the popularity and penetration rate of mobile internet in different parts of the world.

•

Popularity of the Android system. We currently sell our mobile application products and services around the Android operating system. We may be affected by any significant downturn in the overall demand for or use of Android smartphones or any decline in the popularity of Android as an operating system, to the extent that our mobile application products and services continue to be operated on Android smartphones.

•

Number of paying users. A larger paying user base attracted by the popularity of our GO series products can contribute to more downloads of paid apps and themes, more in-app purchase of premium content, more shared revenue from purchases originating from GO Store and more advertising revenues from advertisements displayed on GO series products.

•

Mobile internet marketing revenues. Mobile internet marketing is a relatively new and untested advertising model. The effectiveness of mobile internet as a marketing tool, measured in various ways such as click-through rates, may heavily influence advertisers’ attitude toward marketing on our GO platform. We generate revenues for advertisements displayed on our GO series products with advertising networks. We are also in the process of developing our own mobile internet marketing network and, after its completion, we may be able to retain a larger portion of these revenues and may be able to generate additional revenue streams by delivering advertisements to third-party mobile applications on behalf of our own advertising clients.

•

New products and revenue model. Our business and revenue model relating to GO series products and GO platform is still new and evolving. We have been experimenting with various revenue models with varying degrees of success. We intend to develop additional new products and services and experiment with new revenue models to fully explore our business potential.

Mobile reading services

Revenues from our mobile reading services accounted for 34.7% and 39.3% of our total revenues in 2011 and 2012, respectively. We derive revenues by providing content to third parties, such as uploading our literary content to third-party operated mobile reading platforms that charge their users for access to our content. Under revenue-sharing arrangements with such third parties, we receive an agreed percentage of the fees generated by the content we provide. Our mobile reading services revenues also include revenues generated from readers’ purchases of online literary content from our own reading channel on 3G.cn and GGBook. Such content can be subscribed for by chapter, by book or by month—providing access to a certain number of literary works for a month for a set fee.

We believe that the most significant factors affecting revenues from our mobile reading services include:

•

Distribution channels and revenue-sharing. A majority of our revenues from our mobile reading services are derived from reading platforms operated by third parties. We have entered into revenue-sharing arrangements with major mobile network carriers in China that run their own mobile reading databases, as well as with other mobile reading services providers such as major internet search companies and portals. Pursuant to these arrangements, we provide our original content to other mobile reading services providers in exchange for a portion of the reader fees they charge for our literary content. Our ability to distribute our literary content through more third-party mobile reading services providers and the ability to negotiate more favorable revenue-sharing arrangements can significantly affect revenues from our mobile reading services.

•

Service mix and pricing. Users pay for our contents, by month, by book or by chapter, depending on what choices of subscription packages are available to them. Each of the mobile network carriers, third-party mobile reading services providers and ourselves offers multiple subscriptions packages with different levels of subscription fees for different amount of literary content. The mix of the subscription service package offerings—the number, type and price of our literary works that are included in a subscription package can vary greatly—and their acceptance by users can affect our revenues. We have no control over the subscription service packages offered by mobile network carriers and other third parties.

Mobile portal marketing services

Revenues from our mobile portal marketing services accounted for 49.2% and 31.0% of our total revenues in 2011 and 2012, respectively. Our mobile portal marketing services revenues primarily consist of advertising on 3G.cn in different formats and over different periods of time. We either charge advertisers a fixed fee for advertisements of certain sizes and formats in fixed locations over a period of time, or charge advertisers per action, such as when each time a user clicks on an advertisement, downloads, installs or activates an item being advertised.

We believe that the most significant factors affecting revenues from mobile portal marketing services include:

•

Number of advertisers. The number of advertisers on 3G.cn is correlated to the range of advertising formats available and the popularity of the portal since its launch in 2004. We attract advertisers by offering different, innovative mobile internet advertising formats to fit the different needs of our advertisers. In addition, we have continually worked to enrich the content on 3G.cn in order to increase its popularity, making it increasingly more attractive to advertisers.

•

Average revenue per advertiser. Average revenue per advertiser is primarily affected by market acceptance of mobile internet advertising and the allocation of advertising budgets by our advertisers to 3G.cn. As the mobile internet industry is relatively new, the effectiveness of mobile advertising is less proven than the results for other forms of more traditional advertising. Our average revenue per advertiser may increase as advertisers increasingly allocate more advertising budgets to us.

Other revenues

Other revenues are primarily derived from the promotion of third-party provided mobile applications or value-added services, such as ring tones, access to games or music files, and picture and logo download; we facilitate such promotion by placing such mobile applications or value-added services on third-party mobile channels. We receive a share of the revenues when such mobile applications or value-added services are purchased by users on the different online channels in which we help place them.

Cost of Revenues

Cost of revenues consists primarily of (i) content acquisition cost; (ii) distribution fees; (iii) personnel costs; (iv) processing fees paid to mobile application stores; (v) custody and bandwidth costs, and (vi) office rental fees. We expect that our cost of revenues will increase in absolute amount as we further grow our user base and expand our products and services.

Content acquisition cost. Content acquisition cost mainly includes copyright fees paid to authors and publishers for the right to publish literary products on our mobile reading base and acquisition cost for content displayed in our websites and certain themes developed by third parties for our GO launcher products. The copyright fees are initially recorded as intangible assets and amortized, on a straight-line basis, over the estimated useful life of the applicable literary products. Our content acquisition cost increased from 2011 to 2012, and is expected to continue to increase as we continue to expand our mobile reading services.

Distribution fees. Distribution fees mainly include the amount paid to third parties that direct users to access our products or services. Our distribution fees increased from 2011 to 2012, and are expected to continue to increase as we continue to expand our business.

Personnel costs. Personnel costs include salaries, other forms of compensation, including share-based compensation, and insurance for our employees of those departments directly involved in providing our services and the sale of mobile application products and related services. Our personnel costs increased from 2011 to 2012, primarily because the expansion in our business required the hiring of additional personnel to run our daily operations and additional compensation to incentivize existing employees. We expect personnel costs to increase as we hire additional employees in line with the expansion of our business.

Processing fees paid to mobile application stores. Processing fees paid to mobile application stores include fees paid to stores such as Google Play, through which we sell our GO series products. Our processing fees paid to mobile application stores increased from 2011 to 2012, which is consistent with our growth in revenue from GO series products. We expect processing fees paid to mobile application stores to increase as we continue to grow our GO series products and services.

Custody and bandwidth fees. Custody and bandwidth fees are paid to third parties for the hosting and maintenance of our servers and the purchase of bandwidth. Our custody and bandwidth fees increased from 2011 to 2012, primarily due to the increase in the number of servers and amount of bandwidth necessary to serve our expanded user base. We expect our custody and bandwidth fees to increase as our user base continues to expand and as our products and services, particularly 3G.cn and mobile reading base, continue to grow in popularity in the future.

Office rental fees. Office rental fees refer to lease payments we make to the landlords of our various office spaces in China and overseas for those departments directly involved in providing our services and the sale of mobile application products. Our office rental fees increased from 2011 to 2012, primarily due to the fact that we leased additional office space to house our additional personnel in response to our expanded business operations. We expect office rental fees to increase as our business operations continue to expand in the future.

Operating Expenses

Our operating expenses consist of (i) research and development expenses, (ii) selling and marketing expenses and (iii) general and administrative expenses. The following table sets forth the components of our operating expenses for the periods indicated, both in absolute amounts and as percentages of our total revenues.

	For the Year Ended December 31
	2011		2012
	RMB	% of total revenues	RMB	% of total revenues
	(in thousands, except for percentages)
Operating expenses:
Research and development expenses	30,190	31.3	34,041	18.4
Selling and marketing expenses	35,305	36.5	45,914	24.8
General and administrative expenses	23,225	24.0	25,615	13.8

Total operating expenses	88,720	91.8	105,570	57.0

Research and Development Expenses

Research and development expenses consist primarily of salaries and benefits, including share-based compensation, for research and development personnel, depreciation of office premise and servers utilized by the research and development personnel, as well as other expenses we have incurred in researching and developing our GO platform, GO series products, 3G.cn and mobile reading services. Research and development expenses increased from 2011 to 2012, due to the need for higher levels of compensation for our research and development personnel, additional numbers of research and development personnel to meet the needs of the rapid growth of our business as well as higher rental costs associated with our expanding research and development department. We expect our research and development expenses may increase as we expand our research and development team to develop new applications for our GO platform, improve technology to further enhance user experience and develop enhanced features for our existing applications to attract more users.

Selling and marketing expenses

Selling and marketing expenses consist primarily of salaries and benefits, including share-based compensation, commissions for our selling and marketing personnel, and also general advertising and promotion expenses. Our selling and marketing expenses increased from 2011 to 2012, primarily reflecting increased commissions for our selling and marketing personnel as our advertising revenues increased and an increased number of selling and marketing personnel to serve and maintain close relations with an increasing number of advertisers or advertising agencies. We expect that our selling and marketing expenses may increase as we intend to raise commission levels for our selling and marketing personnel due to increased advertising demand and the hiring of additional selling and marketing personnel.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and benefits, including share-based compensation, for our general and administrative personnel, professional service fees, legal expenses and other administrative expenses. Our general and administrative expenses increased from 2011 to 2012, primarily due to the hiring of additional management and administrative staff and higher rental costs associated with larger office space to accommodate our expanded general and administrative staff. We expect our general and administrative expenses may increase as our business grows and as we incur increased costs related to complying with our reporting obligations under the U.S. securities laws as a public company.

Share-based Compensation Expenses

The amount of compensation costs recognized for stock options for the years ended December 31, 2011 and 2012 is allocated as follows:

	For the Year Ended December 31,
	2011	2012
	RMB	RMB
Cost of revenues	74,458	76,111
Research and development expenses	111,716	164,374
Selling and marketing expenses	52,355	124,850
General and administrative expenses	53,365	60,748

Total	291,894	426,083

We grant stock-based award such as share options to eligible employees, officers and directors. Awards granted to employees, officers, and directors are initially accounted for as equity-classified awards, which are measured at the grant date fair value of the awards and are recognized using the straight-line method, net of estimated forfeiture rates, over the requisite service period, which is generally the vesting period. In the future, we expect our share-based compensation expenses to increase in the absolute amount as our business continues to expand and as we continue to recruit qualified personnel to enhance our compliance capability to meet our reporting obligations under the U.S. securities laws as a public company. We have granted options to management members that are exercisable only upon the completion of the initial public offering. Share-based compensation expenses for these options will be recognized in the period in which this offering occurs.

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. There are no exchange control regulations or currency restrictions in the Cayman Islands.

British Virgin Islands

Sungy Data Ltd., before completing its transfer by way of redomiciliation to the Cayman Islands, was a BVI business company subject to the provisions of the BVI Business Companies Act, 2004. When Sungy Data Ltd. was a BVI business company, it was exempt from all provisions of the Income Tax Act of the BVI (including with respect to all dividends, interests, rents, royalties, compensation and other amounts payable by us to persons who are not persons resident in the BVI).

Capital gains realized with respect to any shares, debt obligations or other securities of a company by persons who are not persons resident in the BVI are also exempt from all provisions of the Income Tax Act of the BVI.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not persons resident in the BVI with respect to any shares, debt obligations or other securities of us, save for interest payable to or for the benefit of an individual resident in the European Union.

Hong Kong

No Hong Kong profits tax has been provided as we have no assessable profit arising in Hong Kong.

PRC

Current taxation primarily represented the provision for a state and local corporate income tax, or EIT, for subsidiaries and variable interest entities, or VIEs, operating in the PRC. Under the New EIT Law, which became effective on January 1, 2008, all our PRC entities are subject to EIT at a rate of 25%, with the exception of any preferential treatments they may receive, such as the recognition that Jiubang Digital received a “high and new technology enterprise”, which enabled it to enjoy a 15% preferential tax rate in place of the statutory 25% enterprise income tax till December 31, 2013.

According to a policy promulgated by the state tax bureau of the PRC and effective from 2008 onwards, enterprises engaged in research and development activities are entitled to claim 150% of the research and development expenses so incurred in a year as tax deductible expenses in determining its tax assessable profits for that year, or Super Deduction. Jiubang Digital has claimed such Super Deduction in ascertaining its tax assessable profits from 2009 to 2012.

In addition, according to the New EIT Law and its implementation rules, foreign enterprises, which have no establishment or place in the PRC but derive dividends, interest, rents, royalties and other income (including capital gains) from sources in the PRC shall be subject to PRC withholding tax, or WHT, at 10% (a further reduced WHT rate may be available according to the applicable double tax treaty or arrangement). The 10% WHT is applicable to any dividends to be distributed from any of our subsidiaries to our company out of any profits such subsidiaries derived after January 1, 2008.

Our revenues from mobile reading services, mobile application products and services and other services are subject to business taxes at a rate of 3%-5% and related surcharges at a rate of 12% of business taxes in aggregate. Our revenues from mobile portal marketing service are subject to value added taxes at a rate of 6% and related surcharges at a rate of 12% of value added taxes in aggregate. In addition, certain mobile portal marketing revenues are subject to cultural development fees at a rate of 3%.

For more information on PRC tax regulations, see “PRC Regulation—Regulation on Tax.”

Internal Control Over Financial Reporting

In connection with the preparation and external audit of our consolidated financial statements as of and for the years ended December 31, 2011 and 2012, we and our auditors, an independent registered public accounting firm, noted one material weakness and two significant deficiencies in our internal control over financial reporting. The material weakness identified was due to insufficient accounting personnel with appropriate U.S. GAAP knowledge for financial information processing and reporting. The significant deficiencies identified related to (i) the lack of safeguarding controls over the use of our company’s assets and (ii) information technology general control, or ITGC, deficiencies. ITGC deficiencies refer to the failure to maintain an information technology management and security policy as guidance for processing financial and business data as well as ensuring the security of our company’s information technology system.

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses, significant deficiencies and control deficiencies in our internal control over financial reporting as we and they may be required to do once we become a public company. We believe it is possible that, had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional material weaknesses or significant deficiencies may have been identified.

We implemented certain steps to improve our internal control over financial reporting:

•

In July 2013, we appointed a new chief financial officer to lead our accounting and financial reporting department. Our new chief financial officer has extensive corporate finance experience and working experience involving a number of U.S.-listed companies.

•	We hired additional staff for the finance department in 2013 and plan to hire more staff who formerly worked in Big Four international accounting firms and who have U.S. GAAP experience.

•	We intend to periodically evaluate the sufficiency of our accounting resources and needs for recruiting additional personnel and provide our accounting staff with regular U.S. GAAP training.

•

We intend to establish an internal audit function, establish strategies for further implementation of internal audit work and hire additional accounting staff with U.S. GAAP experience, U.S. CPA certificate, extensive accounting work experience or experience working in Big Four international accounting firms.

•

We are in the process of developing and implementing a full set of U.S. GAAP accounting policies and financial reporting procedures as well as related internal control policies, including a formal asset safeguard policy and an information technology management and security policy as guidance for processing financial and business data and ensuring the security of our company’s information technology system. We intend to continually and systematically evaluate, appraise, enhance and improve these policies and procedures to meet updated U.S. GAAP requirements and our reporting obligations as an U.S.-listed company. We expect that these accounting policies and financial reporting procedures will be carried out by a qualified supporting staff overseen by our chief financial officer, who will be responsible for the final results and the quality of implementation. We will establish an independent audit committee to supervise the above measures, and intend to appoint a qualified financial expert as chairman of our audit committee.

•

We expect to complete the measures above as soon as practicable and we will continue to implement measures to remedy our internal control deficiencies in order to meet the deadline imposed under Section 404 of the Sarbanes-Oxley Act. However, the implementation of these measures may not fully address the existing material weakness and significant deficiencies in our internal control over financial reporting, and we cannot yet conclude that it has been fully remedied.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. See “Risk Factors—Risks Relating to Our Business—If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. Our business has grown rapidly since our inception. Our limited operating history makes it difficult to predict our future results of operations. We believe that period-to-period comparisons of results of operations should not be relied upon as indicative of future performance.

	Year Ended December 31,
	2011	2012
	RMB	RMB
Summary Consolidated Statements of Comprehensive Income (Loss) Data:

Revenues	96,594,538	185,218,681
Cost of revenues	(46,617,793)	(74,813,098)

Gross profit	49,976,745	110,405,583
Research and development expenses	(30,190,352)	(34,041,250)
Selling and marketing expenses	(35,305,268)	(45,914,065)
General and administrative expenses	(23,224,454)	(25,614,849)

Operating income (loss)	(38,743,329)	4,835,419

Change in fair value of warrants	(2,356,037)	—
Share of losses of equity method investments	(3,744,390)	(1,072,946)
Impairment loss on equity method investments	(389,270)	—
Gain on disposal of an equity method investment	—	4,182,485
Investment income on short-term investment	2,251,269	124,862
Interest income	205,715	194,643

Income (loss) before income taxes	(42,776,042)	8,264,463
Income tax benefit	—	6,903,561

Net income (loss)	(42,776,042)	15,168,024

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenues. Our revenues increased by 91.7% from RMB96.6 million in 2011 to RMB185.2 million in 2012. This increase was primarily due to increases in revenues from our mobile application products and services, mobile reading services and mobile portal marketing services.

Mobile application products and services. Our mobile application products and services increased by 774.0% from RMB3.9 million in 2011 to RMB34.1 million in 2012. This increase was primarily due to (i) the monetization of GO series products and services primarily began in the second and third quarters of 2012; (ii) an increase in revenues generated from paying users from RMB3.85 million in 2011 to RMB30.5 million in 2012, which was mainly due to the growth in the number of paying users of GO series products and services from 145,971 in the first quarter of 2012 to 458,468 in the fourth quarter of 2012; and (iii) an increase in our marketing revenues related to GO series products from RMB 0.05 million in 2011 to RMB 3.6 million in 2012, which was due to the increased popularity of our GO series products and services and an increased variety of advertising formats and services we offered.

Mobile reading services. Our mobile reading services increased by 116.9% from RMB33.5 million in 2011 to RMB72.8 million in 2012, primarily due to an increase in revenues from third-party channels from RMB 25.4 million in 2011 to RMB 57.6 million in 2012, primarily because we only started entering into arrangements with third-party channels to promote our literary content on their websites or in their reading channels during the course of 2011.

Mobile portal marketing services. Our mobile portal marketing services increased by 21.0% from RMB47.5 million in 2011 to RMB57.5 million in 2012. The overall increase primarily reflected an increase in advertisers from 240 in 2011 to 265 in 2012 and the increased average revenue per advertiser from RMB197,917 to RMB216,981, as a result of increased market acceptance of mobile internet advertising and advertisers’ increased allocation of advertising budget to our portal.

Other revenues. Our others services increased by 79.7% from RMB11.6 million in 2011 to RMB20.9 million in 2012. This increase was primarily due to an increase in the number of third-party provided mobile apps or value-added services, such as news and other content subscriptions, picture and logo download, ring tones, access to game or music files, which are provided by third parties for us to help them to promote.

Cost of Revenues. Our cost of revenues increased by 60.5% from RMB46.6 million in 2011 to RMB74.8 million in 2012. The increase in our cost of revenues was primarily due to:

(i)	an increase in content acquisition cost from RMB12.6 million in 2011 to RMB23.1 million in 2012;

(ii)	an increase in distribution fees from RMB7.1 million to RMB15.4 million;

(iii)	an increase in personnel costs from RMB16.6 million in 2011 to RMB18.5 million in 2012;

(iv)	an increase in processing fees paid to mobile application stores from RMB1.1 million in 2011 to RMB6.7 million in 2012;

(v)	an increase in custody and bandwidth fees from RMB4.3 million in 2011 to RMB5.6 million in 2012; and

(vi)	an increase in office rental fees from RMB1.5 million in 2011 to RMB2.6 million in 2012.

The increase in cost of revenues were primarily attributable to the expansion of our business, which required more personnel, more contents, more servers and more office space for the delivery of our products and services.

Operating Expenses. Our operating expenses increased by 19.0% from RMB88.7 million in 2011 to RMB105.6 million in 2012, due to increases in research and development expenses, selling and marketing expenses and general and administrative expenses.

Research and development expenses. Our research and development expenses increased by 12.8% from RMB30.2 million in 2011 to RMB34.0 million in 2012. This increase was primarily due to (i) higher levels of compensation for our research and development personnel and (ii) our expanded team of research and development personnel, from 215 as of December 31, 2011 to 298 as of December 31, 2012, with the majority of new hirings in the second half of 2012.

Selling and marketing expenses. Our selling and marketing expenses increased by 30.0% from RMB35.3 million in 2011 to RMB45.9 million in 2012. This increase was primarily due to (i) increased commissions for our selling and marketing personnel as our advertising revenues increased and (ii) our expanded team of selling and marketing personnel, from 116 as of December 31, 2011 to 129 as of December 31, 2012, as part of our efforts to serve and maintain close relations with an increasing number of advertisers or advertising agencies.

General and administrative expenses. Our general and administrative expenses increased by 10.3% from RMB23.2 million in 2011 to RMB25.6 million in 2012. This increase was primarily due to (i) higher rental costs associated with larger office space to accommodate our expanded general and administrative staff and (ii) the increase in our general and administrative staff, from 70 as of December 31, 2011 to 77 as of December 31, 2012.

Change in fair value of warrants. We recorded a change in fair value of warrants of RMB2.4 million in 2011, while we did not record such a change in 2012. This was due to the liability classified warrants, previously granted to a holder of series C preferred shares of our company, having been exercised in June 2011.

Gain on disposal of an equity method investment. We recognized a gain on disposal of an equity method investment of RMB4.2 million in 2012, while we did not record such gain in 2011. This was due to disposal of Zhuhai Zhengdian to a third party in 2012.

Income tax benefit. Our income tax benefit was RMB6.9 million in 2012 while we did not recognize any income tax benefit in 2011. This was primarily due to the reversal of previous valuation allowance provided against the deferred income tax assets of Jiubang Digital. Based on current business plans and projected net income in the near future, we believe it is more likely than not that Jiubang Digital will realize deferred income tax assets in the near future. Meanwhile, valuation allowance was provided against the deferred income tax assets of our other subsidiaries and variable interest entities which were at cumulative loss positions and which we do not believe are more likely than not to be utilized.

Net Income (Loss). As a result of the foregoing, we recorded net income of RMB15.2 million in 2012, as compared to the net loss of RMB42.8 million we recorded in 2011.

Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have financed our operations primarily through private issuances and sales of preferred and ordinary shares to private equity investors. See “Description of Share Capital—History of Securities Issuances.” As of December 31, 2012, we had RMB83.6 million in cash and cash equivalents. We expect to require cash to fund our ongoing operational needs, particularly our research and development expenses and salaries and benefits for our employees. We believe that our cash and the anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the next 12 months. However, we may require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to selectively pursue. If our existing cash resources are insufficient to meet our requirements, we may seek to sell equity or equity-linked securities, debt securities or borrow from banks.

Our PRC subsidiaries and variable interest entities, in the aggregate, held RMB66.1 million and RMB63.6 million in cash as of December 31, 2011 and 2012, respectively. For information regarding restrictions and potential tax liabilities on profit distribution from these entities, see “Risk Factors—Risks Relating to Doing Business in China—Under the PRC enterprise income tax law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment” and “—PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us to liability and penalties under PRC law.” Our PRC subsidiaries are categorized as “foreign-invested enterprises” pursuant to applicable PRC laws, and accordingly their dividend remittances to foreign investors are conducted through the following four steps:

•	making up any losses incurred during the current year and past years and paying enterprise income taxes;

•

appropriating no less than 10% of the accumulative after-tax profits as a statutory reserve fund until the aggregate amount of such reserve fund reaches 50% of each PRC subsidiary’s respective registered capital;

•	reserving a certain amount for the employee welfare funds at the discretion of the PRC subsidiary; and

•

distributing all or some of the remaining profits to the PRC subsidiary’s direct foreign shareholders as dividends. In accordance with the New EIT Law and its implementation rules, dividends generated after January 1, 2008 and distributed to our overseas holding company by our PRC subsidiaries are subject to withholding tax at a rate of 10%. The economic benefits of our PRC variable interest entities are mainly transferred to Jiubang Computer Technology (Guangzhou) Co., Ltd. through payment of service fees under the Business Cooperation Agreements and the Master Exclusive Services Agreements entered into between Jiubang Computer Technology (Guangzhou) Co., Ltd. and each variable interest entity, which are subject to the business tax and related surcharges. Upon receipt of such service fees, they will become a portion of Jiubang Computer Technology (Guangzhou) Co., Ltd.’s revenues and can be remitted to its parent company through the four-step process above.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2011	2012
	RMB	RMB
Net cash provided by (used in) operating activities	(29,518,093)	12,250,505
Net cash provided by (used in) investing activities	43,836,378	(9,714,048)
Net cash provided by financing activities	12,557,201	—
Effect of foreign currency exchange rate changes on cash	(407,990)	50,919
Cash at the beginning of year	54,543,506	81,011,002
Net increase in cash	26,467,496	2,587,376

Cash at the end of year	81,011,002	83,598,378

Operating Activities

We had net cash provided by operating activities of RMB12.3 million in the year ended December 31, 2012, compared to net cash used in operating activities of RMB29.5 million in the year ended December 31, 2011.

Net cash provided by operating activities for the year ended December 31, 2012 was RMB12.3 million, primarily resulting from RMB212.0 million of cash we received mainly from the sale of our products and services, partially offset by our employee salaries and welfare payment of RMB85.3 million, our payments for cost of services, including charges of distribution fees and processing fees, of RMB61.5 million, and our general operating costs of RMB46.0 million.

Net cash used in operating activities for the year ended December 31, 2011 was RMB29.5 million, primarily resulting from RMB132.9 million of cash we received mainly from the sale of our products and services, partially offset by our employee salaries and welfare payment of RMB65.1 million, our payments for cost of services, including charges of distribution fees and processing fees, of RMB49.3 million, and our general operating costs of RMB41.0 million.

Investing Activities

Net cash used in investing activities was RMB9.7 million in the year ended December 31, 2012, primarily attributable to our purchase of property, equipment and intangible assets of RMB5.1 million and non-interest bearing loan provided to related parties amounting to RMB4.8 million.

Net cash provided by investing activities was RMB43.8 million in the year ended December 31, 2011, primarily attributable to the proceeds received from maturity of short-term investment, net of purchase of short-term investment, of RMB47.5 million and receipt of government grants for purchase of property and equipment of RMB5.4 million, partially offset by payment for the purchase of property, equipment and intangible assets of RMB5.0 million and purchase of an equity method investment of RMB4.0 million.

Financing Activities

There was no cash provided by financing activities in the year ended December 31, 2012.

Net cash provided by financing activities was RMB12.6 million in the year ended December 31, 2011, primarily attributable to the proceeds from exercise of liability classified warrants in 2011, which amounted to RMB13.0 million, partially offset by repayment of borrowings from a related party, which amounted to RMB0.4 million.

Capital Expenditures

We incurred capital expenditures of RMB5.0 million and RMB5.1 million in 2011 and 2012, respectively. Our capital expenditures are primarily used to purchase computers, servers and other equipment. As our business expands, we may purchase new servers and other equipment in the future.

Contractual Obligations and Capital Commitments

The following table sets forth our contractual obligations as of December 31, 2012:

	Payment Due by Period
	Total	Less than 1 year	1-2 years	2-3 years	More than 3 years
	(RMB)
Operating lease obligations(1)(2)	23,543,098	11,186,219	9,181,063	3,175,816	—

(1)	Operating lease obligations refer to the lease of offices under operating lease agreements, where a significant portion of the risks and rewards of ownership are retained by the lessor. Payments made under such operating lease obligations are charged to the consolidated statements of comprehensive income (loss) on a straight-line basis over the period of the lease, including any free lease periods.
(2)	This table does not include contractual obligations of approximately RMB5.9 million of unrecognized income tax benefits. The unrecognized income tax benefits were presented as a reduction of the deferred income tax asset for tax loss carry forwards.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 4.9% and 2.6% in 2011 and 2012, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China or elsewhere in the world.

Quantitative and Qualitative Disclosure about Market Risk

Foreign Exchange Risk

The majority of revenues and expenses of our subsidiaries and PRC variable interest entities are generally denominated in Renminbi and their assets and liabilities are denominated in Renminbi. Our financing activities are denominated in U.S. dollars.

To date, we have not entered into hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. Although our exposure to foreign exchange risks is generally limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the Renminbi because the value of our business is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars.

The Renminbi is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC and exchange of foreign currencies into Renminbi require approval by foreign exchange administrative authorities and certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of Renminbi into other currencies.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the revised policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in a more than 20% appreciation of the Renminbi against the U.S. dollar in the following three years. During the period between July 2008 and June 2010, the exchange rate between the Renminbi and the U.S. dollar had been stable and traded within a narrow band. However, the Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. On June 20, 2010, the People’s Bank of China announced that the PRC government would further reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate. Since then, the Renminbi has started to slowly appreciate against the U.S. dollar, though there have been periods recently when the U.S. dollar has appreciated against the Renminbi. It is difficult to predict how long the current situation may last and when and how this relationship between the Renminbi and the U.S. dollar may change again. To the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert the Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

Interest Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with U.S. generally accepted accounting principles, which requires us to make judgments, estimates and assumptions that affect (1) the reported amounts of our assets and liabilities; (2) the disclosure of our contingent assets and liabilities at the end of each reporting period; and (3) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions and our expectations regarding the future based on available information which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Consolidation

Foreign ownership of mobile internet related businesses is subject to significant restrictions under current PRC laws and regulations. Our PRC subsidiaries are foreign owned business entities under the PRC law and accordingly are prohibited from providing mobile internet related business in the PRC, including having ownership of entities engaged in providing such services.

We conduct majority of our business activities through the variable interest entities (“VIEs”). We have entered into a series of contractual arrangements with VIEs and their equity holders, including loan agreements, master exclusive service agreements, business cooperation agreements, exclusive call option agreements, proxy agreements and power of attorney, spousal consent letters and equity pledge agreements.

We have a controlling financial interest in the VIEs because we have (i) the power to direct activities of the VIEs that most significantly impact the economic performance of the VIEs; and (ii) the obligation to absorb the expected losses and the right to receive expected residual return of the VIEs that could potentially be significant to the VIEs. Accordingly, the financial statements for the VIEs are consolidated in our consolidated financial statements. All of the equity (net assets) or deficits (net liabilities) and net income (loss) of the VIEs are attributed to us.

Under the terms of the VIE Agreements, we have (i) the right to receive economic benefits that could potentially be significant to the VIEs in the form of service fees under the master exclusive service agreements when such services are provided; (ii) the right to receive all dividends declared by the VIEs and the right to all undistributed earnings of the VIEs; (iii) the right to receive the residual benefits of the VIEs through its exclusive purchase option to acquire 100% of the equity interests in the VIEs, to the extent permitted under PRC law. Accordingly, the financial statements of the VIEs are consolidated in the our consolidated financial statements.

We believe, based on the legal opinion of our PRC counsel, Jun He Law Firm, the contractual arrangements are legally binding and enforceable, and do not violate current PRC laws and regulations. However, if such contracts are held to be unenforceable, or if there are changes in PRC laws and regulations that affect our ability to effectively control the VIEs, we may be precluded from consolidating these companies in the future.

Revenue recognition

Mobile Application Products and Services Revenue

We develop and sell mobile application products, including Go Series applications and themes and widgets that can be used in the application through online application stores such as Google Play. Mobile phone users can access those stores and download the mobile application products by making payment through the payment agents authorized by the relative stores.

For the sale of mobile application products, when no free updates or other post customer support (“PCS”) are provided, revenues are recognized upon the delivery of the mobile application products and the other revenue recognition criteria are met at time of delivery. When PCS are provided or free updates are provided on a when-and-if-available basis, we were not able to establish vendor-specific objective evidence (“VSOE”) for the fair value of the updates of mobile applications for the periods presented, and therefore revenue from the sale of mobile application was recognized ratably over the estimated life of the application.

We also offer advertising service on our mobile application products. Our revenue recognition policy for the provision of advertising services on our mobile application products is the same as the revenue recognition policy for the provision of advertising services on our portal website.

The majority of our revenues for mobile application products and services are derived from countries outside of China.

Mobile Reading Revenue

Service provided directly to users

We generate revenue from the sale of online premium literature contents to the users. The users purchase the content by chapter or by book and cannot cancel the purchase once made.

The content sold to users usually has no expiry period unless otherwise stated. The revenue from the sale of online content or other community tools (such as votes and gifts for an author) is recognized at the time of sale as we do not have any further obligation after providing the content to the user upon sale and all other criteria for revenue recognition are met.

Service provided to users through third parties

We also derive revenues by providing our literature contents to third parties, primarily mobile operators. We upload the literature content to wireless platforms of the mobile operators and the royalty right resides with us. The mobile operators charge a fee from its wireless users when they access our literature contents through the mobile operator’s wireless platform via their mobile devices (such as mobile handsets). Such fee is charged either on a monthly subscription basis under which users can access the variety of contents offered on the mobile operators’ platform or per usage basis based on the number of books or chapters of our literature content accessed by the users. We receive an agreed percentage of the fee from the mobile operators.

For the per usage basis arrangement, we have access to the information on the content accessed by the wireless users from a platform operated by the mobile operator on a monthly basis. With respect to the monthly subscription basis arrangement, we rely on the monthly billing statements generated by the mobile operator each month to determine its share of the fees. There is normally time lag of 3 to 4 months until we receive the billing statements from the mobile operator and we have no visibility into these revenues prior to receipts of the billing statements.

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Under the per usage basis, since we have timely access to usage information, revenues are recognized in the period in which the content has been provided that no significant obligation remains, collection of the receivable is reasonably assured and the amounts can be reliably estimated. The revenue is measured based on our analysis of the usage information for the month provided by the mobile operators and the contractual rates with the mobile operators. Based on revenues amounts subsequently confirmed by the mobile operators, there were no significant adjustments between our analysis of the usage information and the mobile operators’ statements received.

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Under the monthly subscription basis, since we do not have timely access to usage information, revenue is recognized in the period when the billing statements for the related service have been received. Before the billing statements are received, we cannot reliably determine the revenue earned for that period.

The revenues recognized under the arrangements with the mobile operators represent only our share of the revenues to be received from the operators since we are not the primary obligor in the arrangement.

Mobile Portal Marketing Revenue

We offer customers to advertise on our portal website in particular formats and over particular periods of time. The mobile portal advertising formats primarily include banners, links, logos, buttons, pop-up windows, jump-out boxes, floating signs, and rich media. Portal advertising agreements are entered into with various third-party advertising agencies representing their customers and with advertising customers directly. For certain advertising agreements, we are required to pay certain percentages of revenues to the advertising agencies as rebates. We have two pricing models offered to advertisers, consisting of a fixed price pricing model and a cost per action pricing model.

Under the fixed price pricing model, we charge advertisers a fixed fee to advertise over a period of time. Mobile portal marketing revenue, net of agency cash rebates, is recognized ratably over the period in which the advertisement is displayed and only if collection of the resulting receivable is reasonably assured.

Under the cost per action pricing model, the advertisers pay us only when a user clicks on or downloads one of their advertisements or installs or activates the products advertised. We recognize revenue on the fees charged to advertisers each time a user clicks on or downloads one of the advertisements or installs or activates the products advertised that appear on our portal website.

Other Revenues

Other revenues are primarily derived from the fees we receive from the sale of digital products and services such as news and other content subscriptions, picture and logo download, ring tones, access to game or music files, which are provided by third parties. We facilitate such sales by placing the products and services on third-party mobile channels. We receive a fee from third parties when the digital products or services are purchased by users on the different online channels in which we helped place them. We act as an agent in such transactions.

We evaluate whether it is appropriate to record the gross amount of our revenues and related costs by considering a number of factors, including, among other things, whether we are the primary obligor under the arrangement, have inventory risk, and have latitude in establishing prices.

Share-based Compensation

We account for share-based compensation following the provisions of ASC Topic 718, Compensation—Stock Compensation, under which we measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognize the cost over the period the employee is required to provide service in exchange for the award, which generally is the vesting period. We have elected to recognize the compensation cost for an award with only service conditions that has a graded vesting schedule on a straight-line basis over the requisite service period for the entire award. However, the cumulative amount of compensation cost recognized at any date equals at least the portion of the grant date fair value of such award that is vested at that date.

In June 2006, we adopted the 2006 global share plan. The 2006 global share plan provides for the granting of stock options and other stock-based awards to our key employees, directors and consultants. Our board of directors authorized and reserved for the issuance of up to 11,507,900 ordinary shares under the 2006 global share plan.

In June 2010, we adopted the 2010 global share plan. The 2010 global share plan provides for the granting of stock options and other stock-based awards to our key employees, directors and consultants. Our board of directors authorized and reserved for the issuance of up to 13,196,337 ordinary shares under the 2010 global share plan, which is increased to 22,237,980 ordinary shares in August 2013.

From July 1, 2006 to June 30, 2013, our board of directors has granted the following options to our executive officers and employees:

Grant date	Number of options	Exercise price(US$)	Fair value of ordinary share(US$)
Prior to January 1, 2012	10,824,428	0.02 - 1.90	0.17 - 0.59
July 1, 2012	75,675	1.90	0.64
December 1, 2012	305,878	1.90	0.84

In determining the estimated fair value of stock options granted to executive officers and certain employees, we have considered the guidance prescribed by the AICPA Audit and Accounting Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid, which sets forth the preferred types of valuation that should be used. We have followed the ‘‘Level B’’ recommendation, and established the fair value of our ordinary shares at the dates of grant using a retrospective valuation with the assistance of American Appraisal China Ltd.. We obtained a retrospective valuation instead of contemporaneous valuation because our financial and managerial resources were limited before 2013. We are ultimately responsible for all the fair value measurements in relation to the options and ordinary shares.

In determining the fair value of our ordinary shares for the purpose of determining the fair value of the stock options, we followed a two-step process. In the first step, the equity value of our company was determined by taking into consideration the income approach, or the discounted cash flow method. Due to lack of consistencies in the guideline companies’ valuation ratios, we did not apply any weight for the market approach to arrive at the equity value of our company. Instead, the market approach is only used to corroborate the valuation results based on the income approach.

In estimating the total equity value of our ordinary shares, we considered the discounted cash flow, or DCF, method, which incorporates the projected cash flow of our management’s best estimation as of each measurement date. The projected cash flow estimation includes, among others, analysis of projected revenue growth, gross margins and terminal value. The assumptions used in deriving the fair value of ordinary shares are consistent with our business plan.

The key assumptions used in developing the cash flow forecasts include: (i) five-year compounded annualized growth rates of revenue range from 36% to 134%; (ii) gross margin forecast to improve with increasing economies of scale; and (iii) a terminal growth rate after the projection period.

The DCF method of the income approach involves applying appropriate weighted average cost of capital, or WACC, to discount the future cash flows forecast to present value. WACC comprises a required rate of return on equity plus the current tax-effected rate of return on debt, weighted by the relative percentages of equity and debt in the capital structure of comparable public companies whose business operations are similar to that of ours. The required rates of return on equity were based on an estimation of the market required rate of return for investing in business similar to ours, which were derived by using the capital asset pricing model, or CAPM. Under CAPM, the discount rate was determined with consideration of the risk-free rate, industry-average correlated relative volatility coefficient beta, equity risk premium, size of our company, the scale of our business and our ability in achieving forecasted projections.

The risks associated with achieving the forecasts were assessed in selecting the appropriate WACC, which had been determined to range from 21.0% to 28.50%.

In estimating the fair value of our ordinary shares by the DCF method, our management does not think there would be disproportionate returns of cash flows to different shareholders. That is, we do not think the controlling shareholders would receive greater returns than the non-controlling shareholders through their control of business decisions or participation in the daily operations of the business. Therefore, neither control premium nor a lack of control discount was considered in our valuations.

We also applied a discount for lack of marketability, or DLOM, ranging from 40% to 18%, to reflect the fact that there is no ready market for shares in a closely-held company like us. When determining the DLOM, the Black-Scholes option pricing model was used. Under this option-pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the discount for lack of marketability. This option pricing method was used because it takes into account certain company-specific factors, including the timing of the expected initial public offering and the volatility of the share price of the guideline companies engaged in the same industry.

The above assumptions used in determining the fair values were consistent with our business plan and major milestones we achieved. We also applied general assumptions, including the following:

•	there will be no major changes in the existing political, legal, fiscal and economic conditions in countries in which we will carry on our business;

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there will be no major changes in the current taxation law in countries in which we operates, that the rates of tax payable remain unchanged and that all applicable laws and regulations will be complied with;

•	exchange rates and interest rates will not differ materially from those presently prevailing;

•	the availability of financing will not be a constraint on the future growth of our operation;

•	we will retain and have competent management, key personnel, and technical staff to support our ongoing operation; and

•	industry trends and market conditions for related industries will not deviate significantly from economic forecasts.

In the second step, since our capital structure comprised convertible preferred shares and ordinary shares at each grant date, we allocated our equity value among each class of equity securities using the option-pricing method. The option-pricing method treats ordinary shares and preferred shares as call options on our company’s equity value and liquidation preference of the preferred shares.

The increase in the fair value of our ordinary shares from US$0.64 per share as of July 1, 2012 to US$0.84 per share as of December 1, 2012 was primarily attributable to the following factors:

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Our GO series products, which we started to monetize in late 2011, continued to grow quickly in 2012; the number of paying users of GO series products increased from 145,971 in the first quarter of 2012 to 458,468 in the fourth quarter of 2012.

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A China-based internet and mobile service provider was successfully listed in the US in the fourth quarter of 2012. In view of the above, we increased our estimated probability of initial public offering from 50% to 60%. As preferred shares would be automatically converted into ordinary shares upon initial public offering, the increase in estimated probability of initial public offering results in allocation of a higher portion of our business enterprise value to ordinary shares.

•	As we progressed towards initial public offering, leading time to an expected liquidity event decreased, resulting in a decrease of DLOM from 25% as of July 1, 2012 to 18% as of December 1, 2012.

In determining the fair value of stock options granted to executive officers and certain employees, we have used the binomial option pricing model. Under this option pricing model, certain assumptions, including the risk-free interest rate, the expected dividends on the underlying ordinary shares and the expected volatility of the price of the underlying shares for the contract term of the options, are required in order to determine the fair value of the options. Changes in these assumptions could significantly affect the fair value of stock options and hence the amount of compensation expense we recognize in our consolidated financial statements. For the options granted, we used the following assumptions on the date of grant in determining the estimated fair value per option:

	Option granted in
	2011	2012
Expected volatility	63% -64%	60% - 63%
Expected dividends yield	0%	0%
Exercise multiple	2.2	2.2
Risk-free interest rate per annum	2.74% - 4.19%	2.02% - 2.77%
Estimated fair value of underlying ordinary shares (per share)	US$0.48 -0.59	US$0.64 -0.84

For the purpose of determining the estimated fair value of our stock options, we believe the expected volatility and the estimated fair value of our ordinary shares are the most critical assumptions since we are a privately held company when we granted these stock options.

Since we did not have a trading history at the time the stock options were granted and we did not have sufficient share price history to calculate our own historical volatility, expected volatility of our future ordinary share price was estimated based on the price volatility of the shares of selected public companies in the similar industry, which we refer to as guideline companies.

Income taxes

We assess the likelihood that our net deferred income tax assets will be realized. To the extent that we believe that it is more likely than not that some portion or the entire amount of deferred income tax assets will not be realized, we establish a valuation allowance.

In assessing the realizability of deferred income tax assets, we consider whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or tax loss carried forward are utilized. We consider the scheduled reversal of deferred income tax liability, projected future taxable income and tax planning strategies in making this assessment.

As of December 31, 2011, we believe it is more likely than not that we will not be able to realize the deferred income tax assets, and a valuation allowance of RMB30.5 million was provided.

As of December 31, 2012, we assessed the need for the valuation allowance provided against the deferred income tax assets of Jiubang Digital since it began to generate pre-tax income during 2012. Based on current business plans and projected net income in the near future, we believes it is more likely than not that Jiubang Digital will realize the deferred income tax assets in the near future. Consequently, we recorded a deferred income tax benefit in the amount of RMB6,903,561 due to the reversal of the valuation allowance of the deferred income tax assets of Jiubang Digital. The amount of the deferred income tax assets considered realizable as of December 31, 2012 could be reduced in the near term if estimates of future taxable income are reduced.

Recently Issued Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board, or the FASB, issued Accounting Standards Update (“ASU”) 2011-05, Presentation of Comprehensive Income (“ASU 2011-05”), which amended accounting guidance related to presentation of comprehensive income. The standards update is intended to help financial statement users better understand the causes of an entity’s change in financial position and results of operation. The amendment eliminates the option to present components of other comprehensive income as part of the statement of changes in equity. The amendment requires that all non-owner changes in equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The guidance also requires that reclassification adjustments for items that are reclassified from other comprehensive income to net income be presented on the face of the financial statement where the components of net income and other comprehensive income are presented.

In December 2011, the FASB issued ASU 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Items Out of Accumulated Other Comprehensive Income in ASU No. 2011-05 (“ASU 2011-12”), which defers only those changes in ASU 2011-05 that relate to the presentation of reclassification adjustments out of accumulated other comprehensive income. ASU 2011-05 and ASU 2011-12 are effective for reporting periods beginning after December 15, 2011. We adopted the new guidance on January 1, 2012.

In February 2013, the FASB issued ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU 2013-02”). The standard requires that companies present either in a single note or parenthetically on the face of the financial statements, the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source (e.g., the release due to cash flow hedges from interest rate contracts) and the income statement line items affected by the reclassification (e.g., interest income or interest expense). If a component is not required to be reclassified to net income in its entirety (e.g., the net periodic pension cost), companies would instead cross reference to the related footnote for additional information (e.g., the pension footnote). ASU 2013-02 is effective for interim and annual reporting periods beginning after December 15, 2012. We plan to adopt the provisions of the new guidance on January 1, 2013. The adoption will not have a material impact on our consolidated financial statements or related disclosures.

INDUSTRY

The global mobile internet industry has seen rapid development with the continuous enhancement of infrastructure, introduction of increasingly affordable mobile devices and advancement in wireless technology. According to IDC, the number of global mobile internet users reached 1.1 billion in 2012, and is expected to increase to 2.3 billion in 2017, representing a CAGR of 15.8% from 2012.

Global mobile internet users

(Number of users in millions)

Source: IDC, June 2013.

According to IDC, mobile internet penetration rates, defined as the number mobile internet users as percentage of total population in the region, are expected to expand substantially in the next five years across major regions worldwide.

Mobile internet penetration rate by major regions

(Mobile internet users as a percentage of total population)

Source: IDC, June 2013.

Key Industry Trends

Rapid proliferation of smartphones

Mobile devices have been evolving to incorporate an ever-increasing range of functions at more affordable cost and address users’ broadening business and personal needs. Smartphones, in particular, which offer advanced computing and networking capability in most compact form, have gained increasing popularity. Worldwide smartphone shipments are expected to increase from 723 million units in 2012 to 1.6 billion units in 2017, representing a CAGR of 16.9%, with smartphone shipments as percentage of total mobile shipments expected to increase from 41.6% in 2012 to 69.7% in 2017, according to IDC.

Worldwide smartphone shipments

(In million units)

Source: IDC, June 2013.

Rising dominance of Android

Since it was developed and introduced by Google in late 2008, Android has been taking up market shares from other operating systems, including iOS, Symbian and BlackBerry OS, to become the dominant operating system in terms of market share for smartphones around the world. According to IDC, shipment of Android smartphones reached 497 million units in 2012, more than three times of the shipment size of iOS smartphones. Shipment of Android smartphones is expected to further grow to 1.0 billion units in 2017, representing a five-year CAGR of 16.1%.

Worldwide smartphone shipment breakdown by operating system

(Shipment in millions)

Source: IDC, June 2013.

Increasing mobile usage and enriching mobile activities

With the proliferation of smartphones and increasing coverage of mobile internet network, people around the world are increasingly using mobile devices to access the internet to conduct various activities. According to IDC, global users spent an average of 11.2 hours per month on mobile internet in 2012. By 2017, this number is expected to further increase to 27.7 hours per month.

According to mobile analytics firm Flurry Inc., people spent an average of 127 minutes per day on mobile apps in the United States in December 2012, compared with 70 minutes on web browsing and 168 minutes on television. With new content released via thousands of new apps each day, we expect this trend to continue and expand in the global market and apps to become an important channel for media consumption.

Market Opportunities

Emergence of an app economy

Apps are a simple, interactive way to deliver content from internet to the mobile device and realize functions to improve mobile user experience. The rise of mobile application stores like Google Play and the iOS

App Store has significantly facilitated distribution of apps to mobile users. According to IDC, the total number of free and paid downloads on mobile application stores worldwide is expected to grow from 47.2 billion in 2012 to 187.0 billion by 2017, representing a CAGR of 31.7%. According to App Annie, Google Play exceeded iOS App Store in terms of total app downloads in the second quarter of 2013.

Despite the proliferation of apps available, downloads and purchase by mobile users are relatively concentrated in the most popular apps. According to the App Annie Report, the sum of the top 100 free and top 100 paid applications accounted for 24% of the total downloads on an average monthly basis for the six months ended June 30, 2013.

Below is an overview of the top publishers in terms of total app downloads on Google Play during the first six months in 2013:

Google Play worldwide application publisher download rankings

January 2013 to June 2013

Rank	Parent Publisher
1	Facebook
2	Google Inc.
3	GO Launcher Dev Team
4	Outfit 7
5	WhatsApp Inc.
6	NHN
7	Microsoft Corporation
8	Adobe Systems
9	Twitter, Inc.
10	J2 Interactive

Source: App Annie Report.

Mobile advertising

Since the mobile internet industry is still at a nascent stage, we believe the mobile internet monetization model still has huge potential for growth. One of the relatively established monetization models for the mobile internet industry is mobile advertising. The increase in mobile usage and mobile user activity has increased the total time spend consuming media content via mobile devices, which has been a key driver for mobile advertising. According to eMarketer, worldwide mobile ad spending reached US$8.8 billion in 2012 and is expected to approach $59.7 billion by 2017, representing a CAGR of 46.7%.

Mobile advertising spending worldwide

(US$ in billions)

Source: eMarketer, June 2013.

Mobile advertising spending has been primarily driven by developed markets such as North America, Western Europe, Japan and South Korea. In 2012, North America had the highest mobile advertising spending per mobile subscription of US$31.48, representing a strong year-on-year growth of 145.0%. However, greater growth potential lies in emerging markets such as China and Central & Eastern Europe, which had only US$0.58 and US$0.69 mobile advertising spending per mobile subscription in 2012, respectively.

Mobile advertising spending per mobile subscription

(in US$)

	2011	2012
North America	12.85	31.48
Japan	22.69	26.21
Western Europe	7.75	12.73
South Korea	3.99	7.38
Latin America	0.61	0.72
Central & Eastern Europe	0.51	0.69
China	0.30	0.58
Middle-East and Africa	0.07	0.11

Source: eMarketer, June 2013.

BUSINESS

Overview

We are a leading provider of mobile internet products and services globally with a focus on applications and mobile platform development. We were one of the top three mobile application publishers worldwide as measured by the number of product downloads on Google Play for the six months ended June 30, 2013, based on the App Annie Report.

With approximately 210 million downloads and activations, our platform product, GO Launcher EX, was the No. 1 most downloaded product in the personalization category on Google Play in both 2012 and the six months ended June 30, 2013, according to the App Annie Report. As users’ first entry point to these Android smartphones, GO Launcher EX manages installed apps, widgets and other functions. It is available in 38 languages and has attracted users from over 200 countries and regions since it was launched in November 2010.

Building upon our success in GO Launcher EX, we have developed a portfolio of GO series products which include the launcher products and a broad range of other GO series apps and widgets that provide rich functionality, enhanced performance and extensive personalization for Android smartphones. Our GO series apps have been downloaded and activated on over 280 million smartphones worldwide as of June 30, 2013, with over 70% of these downloads and activations from locations outside of China. We have achieved the following milestones for our key GO series products:

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GO Launcher EX was one of the 14 non-game products with more than 100 million downloads on Google Play, excluding apps developed by Google, as of June 30, 2013, according to the App Annie Report. It has been downloaded and activated on approximately 210 million Android smartphones worldwide as of June 30, 2013 which, calculated based on data provided by the Gartner Report, represents approximately 19.5% of all the Android smartphones sold globally as of June 30, 2013.

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GO short messaging service, or SMS, downloaded and activated on 52 million Android smartphones worldwide as of June 30, 2013, was ranked the most downloaded SMS app on Google Play for the six months ended June 30, 2013, according to the App Annie Report.

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GO Locker, downloaded and activated on 50 million Android smartphones worldwide as of July 14, 2013, was ranked the most downloaded locker app on Google Play for the six months ended June 30, 2013, according to the App Annie Report.

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GO Weather, downloaded and activated on 32 million Android smartphones worldwide as of June 30, 2013, was ranked the most downloaded weather app on Google Play for the six months ended June 30, 2013, according to the App Annie Report.

As of June 30, 2013, we had three out of the 39 non-game products with more than 50 million downloads on Google Play, excluding apps developed by Google, according to the App Annie Report.

Leveraging the success of our GO series products, we have created and continued to expand a GO platform that is built upon GO Launcher EX and integrates all of our GO series products as well as third-party mobile internet products and services.

We have devoted ourselves to working in the mobile internet industry since our inception in 2003, starting with products and services based on the Wireless Application Protocol and the Symbian mobile operating system. When Android grew in popularity as a mobile operating system, the extensive technologies and know-how we had accumulated from prior endeavors in the mobile internet industry have enabled us to seize the market opportunity and develop and successfully launch our GO series products for Android smartphones within a short period of time.

In addition to our GO series products and GO platform, we also offer 3G.cn, a mobile internet portal, and mobile reading services, both of which provide us with a stable and growing user and paying customer base.

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We launched 3G.cn, one of the first Chinese mobile internet portals, in March 2004, when the mobile internet was still in its infancy. It provides mobile users access to a vast array of professional media and user-generated content, such as entertainment and sports events coverage in multi-media formats. 3G.cn had more than 45 million unique visitors in June 2013.

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We launched our mobile reading services in the first half of 2010 to capture one of the early monetization opportunities in the mobile internet industry. Our mobile reading services are comprised of an expanding library of original and copyrighted literary works and a growing and highly engaged user community. In 2012, we attracted 810 million cumulative page views for a single piece of literature offered by us.

We generate our revenues through paid apps and themes, in-app purchase for advanced functionalities, advertising in various forms as well as users’ purchases of literary content. We believe that we will be able to explore and capture additional monetization opportunities and diversify our revenue sources as we continue to expand our GO platform to capitalize on opportunities in the mobile internet industry.

We have achieved significant growth in recent years. Our total revenues increased from RMB96.6 million in 2011 to RMB185.2 million in 2012, representing a 91.7% growth. We became profitable in 2012.

Our Strengths

We believe that the following competitive strengths have contributed to the growth of our business:

Global leading mobile platform products

Our launcher products, including GO Launcher EX and Next Launcher, redefine and personalize Android user experience. With extensive features, functions and customization tools, our launcher products have gained enormous popularity among global users. After its launch in December 2010, GO Launcher EX has become the most downloaded launcher app on Google Play for the six months ended June 30, 2013 according to the App Annie Report, and has been downloaded and activated on over 210 million Android smartphones worldwide as of June 30, 2013. In addition, GO Launcher EX and Next Launcher combined enjoyed approximately 62.5% of the market share among Android launcher products base on total Google Play downloads for the six months ended June 30, 2013, according to the App Annie Report.

The success of GO launcher products has enabled us to create and continue to expand a GO platform that integrates a broad range of our GO series products and third-party mobile internet products and services. With a growing user base, our GO launcher products serve as entry point for users of Android phones.

Open platform with diversified product offerings

We offer a diverse range of products and services to our global users through our GO platform. Our GO series products, including over 10 applications, 15 widgets and approximately 200 internally developed themes, are among the most popular and most highly ranked mobile applications on Google Play worldwide. For example, we offer dynamic SMS through GO SMS app, versatile screen lock functions through GO Locker app and extensive weather information through GO Weather app, all of which were the most downloaded apps in their respective categories on Google Play for the six months ended June 30, 2013, according to the App Annie Report. We have also developed various add-on widgets that offer additional features and functions for user convenience and performance enhancement, such as GO Switch, which provides a shortcut to turn on/off or adjust common functions, and GO Calendar, which provides a simpler and faster way to work with calendars.

We publish a development kit for our GO platform to encourage third parties to develop themes for our GO series products. We currently offer over 100 internally developed themes and there are, in total, over 10,000 third-party developed themes for our GO launcher products to suit our users’ diverse needs and preferences. In addition, we partner with third parties to offer their products and services such as e-commerce on our GO platform.

All our GO series products complement our GO platform as well as each other and greatly enrich users’ experience. Users of our various GO series products do not fully overlap. Therefore, we are able to conduct cross-promotion between our products and further expand our user base on our GO platform, creating a strong network effect as users of one of our GO series products can readily become interested in trying, and are provided with convenient in-app access to, other complementary GO series products.

Large and fast growing global user base

We have established a large and fast growing global user base in over 200 countries and regions since we launched GO Launcher EX in November 2010. Our launcher products are currently available in 38 languages. Our GO series products have been downloaded and activated on over 280 million smartphones worldwide as of June 30, 2013 with over 70% from outside of China, mostly in the United States, South Korea and European countries. Each of GO Locker and GO SMS has been downloaded by more than 50 million Google Play accounts globally for the six months ended June 30, 2013, according to Google Play. Such large download volume has been achieved by only 37 third-party developed non-game apps on Google Play to date. The average monthly active users for GO series apps amounted to 80 million in the second quarter of 2013, an 80.1% increase from 44.4 million in the second quarter of 2012. We have also begun to cooperate with smartphone manufacturers to pre-install GO Launcher EX in China at no cost since January 2012 and we had 15 million activations as of June 30, 2013. We believe that our large global user base and the high user satisfaction level enjoyed by our products create high barriers of entry for potential competitors.

In addition to users of our GO series apps, our mobile internet portal, 3G.cn, and our mobile reading services also have large and growing user bases. For June 2013, 3G.cn, which provides mobile internet users with access to a vast array of professional media and user-generated content on a wide range of topics such as entertainment, sports and current events in a variety of media, had 12.5 million daily average unique visitors. Our mobile reading base, which provides a large, expanding library of original and copyrighted literary works to mobile internet users, is among the leading mobile reading bases in China.

Superior user experience supported by strong research and development capabilities

Our large user base is supported by our ability to deliver superior user experience. For example, our GO Launcher EX was rated 4.5 out of 5.0 by over 1.4 million users worldwide on Google Play as of June 30, 2013. This is a testimonial of high user satisfaction level.

Through years of dedication to the mobile internet industry, we have developed a deep understanding of industry trends and user needs and preferences. Our continuous pursuit of new technology also allows us to develop popular products and respond quickly to changing user preferences and industry trends. For example, we believe we are one of the few launcher developers that apply 3D graphics engine to user interface development and create seamless and dynamic effects for screen transitions in our mobile apps. Developed with 3D graphics engine technology, our Next Launcher became the top-grossing personalization app on Google Play for the six months ended June 30, 2013, according to the App Annie Report. Our sophisticated analytics system automatically collects and analyzes more than two terabytes of data per day and generates hundreds of daily reports relating to various aspects of our business operations to help us improve our products and services on a timely basis.

Experienced and stable core management team with strong commitment to the mobile internet industry

We have a strong and stable founding management team which has been with us since our inception in 2003. Our core management team, Mr. Yuqiang Deng, Mr. Xiangdong Zhang and Mr. Yingming Chang, possesses in-depth understanding of the mobile internet industry with an average of approximately 12 years of mobile internet technology experience. Our management also fosters a corporate culture that encourages employees to develop and launch new and innovative products, which we believe helps attract and maintain talented personnel committed to delivering superior mobile internet products and services. We believe that the extensive industry experience, solid product knowledge, strategic vision and strong execution capabilities of our management team will allow us to continue to execute our growth strategies to achieve a higher level of success.

Our Strategies

Our goal is to become a global leading mobile internet platform. We strive to achieve this goal by pursuing the following strategies:

Strengthen and enrich our GO platform

We plan to enrich our GO platform by offering more self-developed and third-party developed products and services. For example, we recently released a Mini Launcher for users who prefer a lighter version of the current GO Launcher with simplified individual features. In addition, we intend to collaborate with third-party developers and business partners, such as working with e-commerce providers to refer traffic to their websites in exchange for revenue-sharing, distributing mobile games in which our users may be interested, or introducing new local content from well-known content providers that target relevant countries and regions. By continuing to expand our diverse products and services portfolio as well as working with third parties, we endeavor to achieve continual innovation of our GO platform products and increase user engagement and retention, which we believe will further enhance the value of our GO platform and bring us closer to becoming a global leading mobile internet platform.

We also plan to strengthen our GO platform by enhancing its infrastructure. We have started to develop a central user account system for GO platform to better serve our users and make more targeted recommendations for additional products and services. We intend to set up a virtual currency system to further facilitate payments for purchases on our platform.

In the future, we also plan to integrate 3G.cn and our mobile reading services with our GO platform to enrich its content. We believe that the vast array of content on 3G.cn and our mobile reading database would help enhance our GO platform and supplement the success of our GO series products.

Expand our user base

We aim to retain and expand our user base through our understanding of user needs and preferences and our provision of targeted recommendations of different products to our users, which maximize the usefulness and relevance of our GO platform. Our diverse products portfolio is also conducive to further cross-marketing efforts, such as the promotion of different GO products and the offering of the content of 3G.cn and our mobile reading database to users of GO platform.

In addition, we expect that our strategic partnership with third parties with established brand recognition, including global industry leaders and local experts, will help promote user awareness of our brand. We have started to cooperate with smartphone manufacturers to pre-install GO Launcher EX at no cost since January 2012 and we have seen 15 million activations as of June 30, 2013. We plan to continue to implement targeted efforts to help us acquire new users, such as using detailed product categorization to identify the specific needs of different user groups and research and develop products to serve these needs. We also intend to continue efforts to enhance our GO brand through various channels such as social media to interact with users and to beta test and fine-tune new products and services before release.

We intend to further devote resources to continually improve existing products and services and offer new ones that meet evolving user needs and industry trends, giving existing users a reason to stay and new users a reason to try our quality offerings.

Improve the monetization of our products and services

We plan to improve the monetization of our products and services by building a self-developed advertising platform, which will enable us to actively manage and promote advertising spaces on the GO platform in a centralized database. Such inventory of advertising spaces include those on our own GO series products, as well as those on third-party partners’ applications that choose to link to our advertising platform. We believe this advertising platform can also help us optimize pricing base on advertiser demand and user click-through rates. In addition, we believe that this advertising platform would help us improve our advertising strategy based on user habits and preferences, such as offering pink, cute or girlish themes targeting female users or sci-fi themes targeting male users.

In addition, we plan to continue explore further opportunities of cooperation with more third parties which provide enriching content or applications for our GO platform. For instance, we intend to work with more third parties on content or applications relating to e-commerce, mobile reading and mobile games. In addition, we plan to explore different ways of sharing revenues with these third parties. These measures would, we believe, enrich user experience and increase user stickiness.

Continue to invest in and enhance our research and development capabilities

We intend to continue devoting substantial resources to our research and development efforts. We expect to expand our research and development team by recruiting more talents. We plan to invest more in infrastructures such as data analysis systems and product development engines, which would help us obtain updated in-depth knowledge of the latest market trends and shorten product development cycle. We also plan to engage in more research and development initiatives in the area of cloud computing, big data analytics and 3D capabilities, in order to improve user experience and functionality.

Selectively pursue acquisition and strategic alliance opportunities

We may selectively pursue the acquisitions of businesses, assets, content and technologies that complement our existing capabilities and revenue streams. We may also seek strategic investments and/or cooperation opportunities with top local players in our key markets to enrich the products and services ecosystem around our GO platform. Our management plans to carefully evaluate every proposed acquisition, investment or strategic cooperation opportunity to pursue optimal transaction structures.

Our GO Series Products and Platform

Our GO series products include launcher products and a broad range of other GO series apps and widgets that provide rich functionality, enhanced performance and extensive personalization to Android smartphones.

We launched our GO series products at a time when demand for Android apps were on the rise globally. GO Launcher EX, for example, rapidly attracted millions of downloads over the months since its launch in November 2010.

The success of our GO Launcher EX allows us to create and continue to expand a GO platform that is built upon GO Launcher EX and integrates all of our GO series products and third-party mobile internet products and services, which to date include popular e-commerce websites, online games and mobile reading.

Launcher Products

The advent of the smartphone era, especially the continuing popularity of the Android smartphones, has transformed smartphones from expensive electronic devices into everyday consumer staple. While the Android operating system provides the low level functions of smartphones, all Android smartphones come with a pre-installed launcher that operates above the Android operating system and manages all installed apps, widgets and other functions through a main user interface after the smartphone is powered on. A launcher can typically be customized to fit various user preference. It determines to a great extent the performance, functionality, feel, look and handle of smartphones and is one of the determining factors of user satisfaction for the use of different smartphones.

With more than 900 million Android smartphones currently in use and the number continuing to grow, smartphones have become an indispensable part of everyday lives. Smartphone users, especially the younger generation, became dissatisfied with the limited functionality and performance and the same feel and look of the factory configured launcher of the standard Android smartphones. As a result, these users are attracted to third-party launcher products that can provide them with refreshing experience.

GO Launcher EX is the most downloaded mobile apps in the personalization category globally on Google Play for the six months ended June 30, 2013, according to the App Annie Report. After its release in November 2010, GO Launcher EX has been downloaded and activated on 210 million Android smartphones worldwide as of June 30, 2013. GO Launcher EX can be downloaded for free, although it has paid premium features.

GO Launcher EX offers extensive functions and high performance that turn the use of smartphones into a more productive experience. In addition, through themes, widgets and various levels of customization, GO Launcher EX users can extensively personalize their smartphones and change the otherwise monotonous phones into exciting and sensible instruments that perform better in sync with, and symbolize the individuality of, their owners. For example:

• GO Launcher EX includes many new functions and features not available in factory installed launchers and other third-party launchers, which significantly increases the utility of smartphones and makes smartphone use more convenient and intuitive.

• Developed using our sophisticated 3D graphics engine, the graphics rendering speed of GO Launcher EX can reach 57-60 frames per second, approximately 50-80% faster than the factory installed launcher, which creates much smoother and more enjoyable visual effects for screen transitions.

• GO Launcher EX provides more than 10,000 eye-catching themes developed both by us internally and by numerous creative theme designers worldwide representing numerous styles and rich cultural implications. It also provides more than 25 types of entertaining screen transition effects.

GO Launcher EX is currently available in 38 languages, serving users in over 200 countries and regions.

GO Launcher EX has received a score of 4.5 out of 5 as of June 30, 2013 on Google Play. This is a testimonial of high user satisfaction level.

Next Launcher is our second launcher product and is a paid 3D app developed using our 3D graphics engine. It infuses striking 3D elements and dynamic transition effects and provides amusing operation experience and visual enjoyment. For example, apps can be customized to rotate, swing, float or bounce on screens. Screen transition can have classic cylinder, flip, cubic effect as well as true 3D crystal, cloth and folding effects. Users can also define additional finger gestures such as double finger glide and double click for their favored operations. With additional themes and custom widgets downloadable from Google Play, it provides extensive and extremely comprehensive options for users looking to spice up their smartphones. Users can also build their customized app icons by editing its size, angle, style and label. We have been developing additional 3D screen transition effects and 3D widgets and themes specially designed for the Next Launcher.

Next Launcher has been downloaded approximately 133,000 times and received a score of 4.5 out of 5 as of June 30, 2013 on Google Play. It was ranked No. 1 in terms of revenues in the personalization category on Google Play for the six months ended June 30, 2013, according to the App Annie Report.

Other GO Series Products

Founded on the success of GO Launcher EX, we developed a large portfolio of other GO series products and services through apps and widgets to further improve the functionality, performance and personalization of smartphones. Our most popular GO series mobile apps include GO SMS, GO Locker and GO Weather.

•   GO SMS is the most downloaded app for short messaging service, or SMS, and multimedia messaging service, or MMS, for Android for the six months ended June 30, 2013, according to App Annie Intelligence. GO SMS seamlessly combines SMS/MMS sent over the mobile internet with traditional SMS/MMS sent over mobile carriers’ networks, which maximizes the availability of the SMS/MMS services to users and at the same time reduces the fees users pay to mobile carriers.

•   Besides common SMS/MMS features, GO SMS provides advanced features such as auto-reply, folders organization, private message box for better privacy protection, SMS blocker to block spam or other unwanted messages, automatically scheduled outgoing message, and group messaging. It also offers additional value-added services such as advanced private message box that can be unlocked using hand gestures and unlimited cloud storage space for message backup.

•   With more than 800 emoticons and rich features as well as 200 artistically designed themes, GO SMS is a powerful tool that provides convenient and personalized communication experience to users.

•   GO SMS has been downloaded 52 million times and received a score of 4.4 out of 5 as of June 30, 2013 on Google Play.

•   GO Locker provides many different lock/unlock styles and a vast number of themes to lock / unlock smartphone screens in users’ preferred ways, which are well beyond the basic locker functions.

•   It allows users to add live widgets to the locked screen such that users can conveniently check information or access apps directly from the locked screen. For example, users can check weather information and control music player without unlocking the screen.

•   GO Locker has been downloaded 50 million times and received a score of 4.4 out of 5 for the six months ended June 30, 2013 on Google Play. It is the most downloaded locker app on Google Play for the six months ended June 30, 2013, according to App Annie Intelligence.

•   GO Weather is the most downloaded weather app on Google Play for the six months ended June 30, 2013, according to the App Annie Report. It provides detailed weather report including information such as temperature, chance of rain, wind speed, humidity, visibility, sunrise and sunset time, weather alert and forecast for more than 100,000 locations in the world. It also offers attractive user interface with a variety of widget themes and live wallpapers to make weather forecast interesting and visually attractive. Users can even take pictures of their weather conditions and share them with their friends through various email, SMS, or social networking apps installed on their phones.

•   GO Weather has been downloaded 32 million times as of June 30, 2013 and received a score of 4.5 out of 5 on Google Play as of June 30, 2013, the highest score among all apps in the weather category. It was the most downloaded app in the weather category on Google Play for the six months ended June 30, 2013, according to App Annie Intelligence.

Some of our other GO series apps and their functions and download statistics are listed below. The number of downloads and Google Play score for each app are as of June 30, 2013.

• It has more functionalities than a factory installed keyboard. It helps users type faster on their smartphone screens by providing intuitive keyboard layout, fluid transition between alphabet, numbers and symbols, more than 280 emoticons and accurate word prediction and auto-correction functions.

• It can be further customized through the choice of more than 52 themes and various settings for sound, vibration, display and transition effects.

• It provides input for 48 languages and supports a broad range of tablet computers.

• Download: 23.9 million times; Google Play Score: 4.4

• It effectively reduces power consumption and prolongs battery life for smartphones. It can extend the battery life of the phone by up to 40% after using our GO Battery Saver & Widget, according to our internal testing on one of the most popular smartphone models.

• With a single click on one of several pre-set modes, it optimizes power consumption by managing Wi-Fi, blue tooth and mobile connections, audio player, screen brightness, vibration, data synchronization, apps and other battery draining components in smartphones.

• It also allows users to configure the battery saving schedules of their smartphones to suit their unique needs. After being configured, it intelligently switches modes, turns on/off phone functions at different battery levels, phone status, or time.

• Download: 21.2 million times; Google Play Score: 4.5

• It provides a convenient tool to monitor and manage all the apps and widgets installed in smartphones.

• It provides an easy one-touch capability to close all apps running in the background or close individual apps one by one. It can also clean cached or residual files, free up phone memory, disable certain startup apps when system reboots and generally improve the performance and battery life of Android smartphones.

• Can enhance user privacy and security by deleting private records of online and off-line activities, such as browsing history, search records and call logs.

• Download: 12.7 million times; Google Play Score: 4.5

• It stays on top of any screen and provides one-touch quick access to important functions on the smartphone which users normally have to flip through several screens or menus to access.

• For example, one of our popular themes “blue light” for GO Toucher displays a floating touch point on every screen regardless of whether the current screen is a home screen, a webpage or a screen opened by an app. The theme has calendar events, contact and recent calls, recent messages, favorite app lists, weather and system switch widget fanning out on a futuristic blue screen.

• Users can also customize GO Toucher by selecting various themes that provide different controls, feels and look.

• Download: 6 million times; Google Play Score: 4.5

We have also developed a large number of add-on widgets for GO Launcher EX, all of which provide additional functionalities and performance enhancement to improve user experience. The table below includes a list of the main widgets we have developed.

Switch	• Provides a fast way to turn on/off or adjust common functions, such as Wi-Fi and GPS connection, screen brightness, screen locker, flashlight, and battery usage.

Calendar	• Provides simpler and faster way to work with calendar.

Clock	• Provides world clock and time browsing tool on home screen.

Note

• Helps manage schedules and notes efficiently. A user can use task style to add schedules, note style to quickly write down thoughts, and even doodle style to record his or her plan by drawing a picture. It supports sharing schedules with other users.

Search	• Searches internet, users’ contacts and installed apps in a single user interface.

Contacts	• Allows a user to make phone calls, send messages, emails or chat from home screen by one click without opening contact app.

Weather	• Displays live weather conditions without opening GO Weather.

Message	• Enables viewing of SMS messages on screen without opening GO SMS.

Email	• Enables sending/receiving of emails directly on home screen without the need to open any email app; supports most of the popular email apps in the market.

Facebook	• Enables viewing of Facebook postings without opening Facebook app.

Twitter	• Enables reading of tweets and timeline/mentions/messages or uploading of photos without opening Twitter app.

Weibo	• Enables viewing of Weibo postings without opening Sina’s Weibo app, a Twitter-like social media.

Task manager	• Accesses task manager functions without opening Task Manager app.

Power manager	• Accesses power manager functions without opening Power Manager app.

Store	• Offers apps, widgets, games, themes and wallpapers on our GO platform, and users can pay through Google Play account.

Revenue Model for Our GO Series Products and Platform

We launched our GO Launcher EX in November 2010. Leveraging the large user base of our GO series products and GO platform, we have been experimenting various revenue models to explore our business potentials.

We have created popular paid apps such as Next Launcher, which was released in December 2012 and ranked No. 1 for the six months ended June 30, 2013 in the personalization category as measured by revenue on Google Play, according to the App Annie Report. There has been large demand for premium themes for GO Launch Ex, and we offer paid themes, including those developed by ourselves and by third parties using our publicly available development kit. We share revenues from the third-party developed themes with those developers that have arrangements for us to promote their themes on our GO platform.

We offer in-app purchase for advanced functionalities within our GO series products. For example, users of GO SMS can purchase their own private mailbox.

We also offer third-party developed apps, games and themes in our GO Store, which is generally accessible to mobile internet users. We generate revenues from sales of themes and receive promotion fees from third-party developers for downloads of their apps and games from our platform. Users clicking these GO Store offerings may make payments through Google Play or through various other types of virtual currency; users in China can send payments through Alipay and other third-party mobile payment channels.

We have experienced fast growth in revenues from advertising networks since the third quarter of 2012. We have entered into arrangements with advertising networks such as Google AdMob, one of the world’s largest mobile advertising platforms. Our GO series apps have installed the Google AdMob software development kit, which allows advertisements from Google network of advertisers to be delivered to and displayed on these apps automatically. We are paid every time users click on advertisements displayed on our GO series apps.

We also offer direct advertising. Starting in the first quarter of 2013, we have seen fast growth in revenues from direct advertising, in which we publish advertisements directly for advertisers without going through third-party advertising networks. We have become an attractive advertisement publisher to advertisers as our GO series products have been downloaded and activated in more than 280 million Android devices and have accumulated a large engaged user base. Direct advertisers on our GO platform are typically app or game developers.

As we continue to strengthen and enrich our GO platform by offering more self-developed products and services and integrating third-party products and services, we expect that we will be able to explore and capture more revenue opportunities for our GO series products and GO platform.

Development of GO Series Products

We strive to be a pacesetter in our industry in terms of developing new products and services. Through years of dedication to the mobile internet industry, we have gained a deep understanding of user needs and preferences and we have been able to continuously release new products that lead the market trends. For example, we believe we were among the first in our industry to develop the Switch widget that provides a fast way to turn on/off or adjust common functions of smartphones. We were one of the first to automatically categorize installed apps and provide app search functions in launcher products. We were also one of the first to enable hand gestures in the operation of Android smartphones. Many of these features have been followed by other launcher providers and become industry standard configurations. As of the date of this prospectus, we believe we are one of the few developers that apply 3D graphics engine in user interface development and have successfully implemented the 3D technology into a launcher product. We recently released a Mini Launcher in August 2013 for users who prefer a lighter version of GO Launcher EX with simplified features. We intend to continue to develop innovative products and services and stay ahead of competition.

We attribute our success in developing multiple leading mobile internet products in a short period of time to our institutional efforts and systematic approach to product development. As of June 30, 2013, we had approximately 200 employees in our product development team dedicated to GO series products and GO platform. Before we commit to develop any products, we typically conduct extensive studies of user needs and market demand. We then go through a prescribed series of steps, including testing user interactions, graphics design, client and server end software development, internal testing and beta version testing, often with multiple iterations, before officially releasing the products. Once our products are released, we collect and closely study data on user satisfaction and user feedback. We have a customer service team to collect feedbacks and identify areas in which our products need to be further enhanced or fine-tuned. In addition, our sophisticated data analytics system automatically collects and analyzes more than two terabytes of data per day and generates a large number of daily reports relating to the operations of our products, which further help us timely identify areas that need improvement. We have been promptly releasing new versions of our products to resolve issues thus identified after product releases, enhance existing functions or add new features to improve our products.

Promotion of GO Series Products and Platform

We believe that creating superior products with high user satisfaction levels is the most effective way to market and promote our GO series products and GO platform. Through constant improvement and fine-tuning, we have received high ratings and a large number of positive comments on Google Play. We as a development team have also gradually gained considerable respect in users community, and most our GO series products reached the one million download threshold within a couple of months of their releases.

We also promote our GO series products through in-app cross promotion. Users of any one of our GO series products can readily become interested in trying, and are provided convenient in-app access to, other complementary GO series products, which create a strong network effect to cross-market our GO series products.

Furthermore, through mobile advertising networks, we can cross-promote apps with other app developers by displaying the advertisements of other app developers’ apps in our apps in exchange for them to display the advertisements of our GO series apps.

Starting in January 2012, we entered into arrangements with several leading Chinese smartphone manufacturers to pre-install GO Launcher in some of their smartphone models at no cost. We had seen approximately 15 million activations from the pre-installed GO Launcher apps as of June 30, 2013.

Through achieving higher user satisfaction, cross-promotion and pre-installation, we have been able to build a large community of loyal users for our GO series products and GO platform without having to incur significant marketing expenses.

Distribution and Payment

Our GO series products are available for download on Google Play overseas and available on similar third-party app stores as well as our GO Store in China. While overseas users pay through Google Play, users in China pay through various third-party payment methods such as Alipay and SMS.

Our 3G.cn Mobile Internet Portal

3G.cn, our mobile internet portal, was one of the earliest multi-media portals in China to be solely devoted to serving mobile internet users. It provides mobile internet users with access to a vast array of professional media and user-generated content on a wide range of topics, including entertainment, sports and current events, in a variety of media. We launched 3G.cn in 2004, when China’s mobile internet industry was still in its infancy. We currently offer more than ten different versions of the portal which can optimally serve a range of smartphones, including a version based on the newly developed HTML5 format. 3G.cn has attracted 220 million unique visitors as of June 30, 2013.

Channels

3G.cn offers more than 70 free channels that cater to a broad range of focuses and interests. Some of our most popular channels include the following

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NOW Live Broadcast. NOW, a special live broadcast channel on the portal, delivers real time blow-by-blow coverage of live broadcasts for events relating to a diverse range of topics, including sports, entertainment and technology. We partner with various media outlets to obtain exclusive coverage of games and entertainment programs, so that we can provide users with the most up to date information on popular events. For example, for the 2012 London Olympics, 3G.cn had the rights to provide mobile internet coverage.

•

General Information. Our general information channel includes articles sourced from third-party major media outlets organized by keywords, topic and popularity, covering diverse areas of interest such as international stories, regional events, finance analysis, military coverage and cultural stories. We provide links to the official websites for popular movies, and for famous sports teams. We also provide in-depth coverage and analysis of current events and public interest topics.

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Apps download center. Our apps download center is dedicated to providing downloads of popular new software / apps that optimize user experience of smartphones, including Android-compatible versions of GO series products, online travel agents programs, city map guides and other resources for entertainment and everyday practical uses.

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Mobile reading. We provide access from 3G.cn to our mobile reading database, providing visitors with access to a vast, expanding library of original and copyrighted literary works covering a broad range of genres.

Organization and Management of Content

We obtain content for 3G.cn through cooperation with media agencies and content-sharing with entertainment-related content providers such as other major media sites in China. We also have strong in-house capabilities to produce original content with respect to entertainment and sports. Our staff writers are responsible for writing, editing, organizing and managing content, and include field reporters for sports and entertainment stories.

To help our smartphone users navigate and explore the vast content on 3G.cn, we created a navigation guide specifically tailored for mobile internet users, grouping content by topics, common interest keywords and popularity, making it easier for users to browse or directly identify items of interest to them.

Revenues from 3G.cn

We primarily generate revenues from 3G.cn through advertising. With the large number of visitors to 3G.cn, the vast array of content on the website and the broad range of advertising formats we offer, we are able to attract numerous advertisers from a variety of industries, including smartphone manufacturers, online game developers and credit card companies, among others.

Generally, advertisers on 3G.cn enter into contracts with us directly or through advertising agencies, with each contract typically lasting a few weeks for each advertising slot purchased. Advertisements on 3G.cn are charged primarily on the basis of duration, with pricing variations depending on the size, display method and prominence of the locations for these advertisements. As we continue to expand and enrich the content on 3G.cn, we expect that we will attract an increasing number of visitors and advertisers and derive more advertising revenues from 3G.cn in the future.

Promotion of 3G.cn

We believe that the best way to promote 3G.cn is to maintain a broad range of high quality content and deliver superior visitor experience. We aim to maintain and expand our large attractive user base and our large advertising space inventory that enables advertisers to connect and engage with their targeted audiences and promote their products and services.

3G.cn also promotes large sports events and entertainment shows organized by third parties in exchange for receiving publicity during the broadcast of these events. We promote popular movies on the entertainment channel of 3G.cn in exchange for being mentioned on the movie’s press materials. We also continually sponsor auto shows as part of our publicity strategy.

Our Mobile Reading Services

We started charging fees for our mobile reading content in 2010. Currently, our mobile reading services consist of GGBook, a mobile app for smartphones, a literary channel on 3G.cn, and content that can be accessed from third-party internet operators’ mobile reading databases. We are one of the earliest mobile reading service providers in China offering original content. We offer an expanding collection of original and copyrighted third-party literary works to a large, growing and highly engaged user community.

Large and Expanding Content

As of July 31, 2013 we had over 50,500 pieces of free and premium works on our mobile reading base, of which 6,180 pieces require readers to pay. Approximately half of the literature available on our mobile reading base are original content to which we have exclusive publishing or reproduction rights, while the remaining are sourced from other mobile reading database in China or traditional offline-published books. We offer a comprehensive and continually expanding library of original and copyrighted literary works covering a wide range of genres, from romance, fantasy, martial arts, science fiction and mystery to humor. We engage registered authors who provide original content for our mobile reading base and in aggregate. Our authors transfer to us the copyright to their works in exchange for a fee based on the revenue we earn from their works. We also acquire licenses to post contents from traditional, offline-published books and make them available to our mobile readers.

Organization and Management of Content

•	Professional editing team. We have an editing team with more than 80 editors devoted to the reviewing and editing of literary content as of the date of this prospectus.

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Content Organization and Monitoring. We categorize our literary works by topic, popularity, authorship, free versus premium content and various other groupings so as to make it easier for readers to browse, search, read and bookmark different works. We have a team that ensures the literary works we offer are in compliance with applicable PRC laws and regulations, aided by a software program that periodically sweeps our platform for sensitive key words or questionable content. See “Risk Factors—Risks Relating to Doing Business in China—Content posted or displayed on GO platform, 3G.cn and our mobile reading base, including advertisements, may be found objectionable by PRC regulatory authorities and may subject us to penalties and other severe consequences.”

Highly Engaged Reader Base

One of the key elements to the success of our mobile reading services is our highly engaged reader base. Our readers visit our mobile reading library through a variety of smartphones, and frequently comment on, rate and provide constructive feedback on authors’ literary works that are continually published chapter by chapter. This interaction between authors and readers enhances user stickiness, encourages readers to regularly visit our mobile reading base and makes our reader base attractive to advertisers.

Quality Authors

We believe that our large and highly engaged online user community creates a natural network effect that attracts China’s aspiring and established authors and helps to keep our library in line with the latest reader interests. We provide a medium for authors to publish literary works that can easily reach a vast, highly engaged reader base. By publishing on our mobile reading base, a writer can, share revenues with us, and use our community to establish a fan base. Many of our readers are inspired by ideas shared in our reader community, and in turn have become popular authors themselves, attracting more readers to our reading base.

We seek to sign talented authors who have potential for commercial success. Authors receive reviews from our readers and editing advice from our editing team, which in turn improve their writing skills and help them find topics and styles suited to themselves and to their reader base. In 2012, one of our authors became the top ten most searched authors on Baidu.com, China’s most popular search engine. In addition, thirty of our authors have been published offline as of June 30, 2013.

Revenues from Mobile Reading

We offer customized subscription packages designed to maximize reader satisfaction and to generate greater recurring revenues. We provide free content as well as paid premium content to our readers; we believe that our free content attracts readers to visit and browse our online literature library. Typically, our readers register as members and browse through the content of our library before transferring money to their accounts with us to purchase premium content. Our premium original content can be subscribed for by month—providing unlimited access to a certain number of works for a month for a set fee—or by chapters or books. We also provide content to reading channels of third party internet operators and receive a percentage of the fees paid by their users who subscribe to our content.

We also generate revenues from our mobile reading services through advertising for both direct advertisers, such as online game developers, and third-party advertising agencies. As we continue to gather quality content for our mobile reading base, we expect to attract an increasing number of readers and advertisers and derive more advertising revenues from our mobile reading services.

Distribution and Payment

We have a large number of readers who seek to join an established, vibrant mobile reading community. We believe the best way to promote our mobile reading base is to deliver superior content and reader experience. The more readers we engage for our mobile reading base, the more vibrant our mobile reading community becomes, and the greater the value we can bring to our readers, which further encourages loyalty and incentivize reader referrals.

In addition to offering original content on our own mobile reading base through 3G.cn and GGBook, we share our original content with third-party reading channels in China under revenue-sharing arrangements. Currently, third-party reading channels we work with include those operated by major mobile network carriers and internet companies in China. These third-party reading channels provide our original content with valuable additional exposure and enhance the monetization of our original content.

Our readers pay for our mobile reading content through SMS, phone cards and payment systems operated by major mobile carriers in China.

Competition

The mobile internet industry is rapidly evolving and highly competitive. We face competition in all major aspects of our business:

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GO series products. We face competition from numerous competing products for Android smartphones from third-party developers, such as Facebook Home in the field of launcher products. We will continue to innovate and improve our existing products and services and develop new ones to maintain our competitive advantages.

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3G.cn. 3G.cn faces a variety of competitors in China, as a significant portion of major internet companies in China have mobile internet portals. In the future, we expect to continue to compete with other internet portals for visitors, content and advertisers.

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Mobile reading services. Our most prominent competitor in mobile reading services in China is Cloudary Corporation’s network of six original literature websites. Our mobile reading services also compete with literary content providers. We compete with these companies for content, readers, authors, advertisers and distribution channels, and expect to continue such competition as we further expand.

Intellectual Property

We regard our patents, trademarks, domain names, copyrights, trade secrets, proprietary technologies and similar intellectual property as critical to our success. We seek to protect our intellectual property rights through a combination of patent, trademark, copyright and trade secret protection laws in the United States, the PRC and other jurisdictions, as well as through confidentiality agreements and procedures with our employees, business partners and others. The intellectual property rights we own as of June 30, 2013 include: (1) six patents relating to our proprietary technology; (2) 14 registered domain names, including 3G.net.cn and 3G.cn; (3) copyrights to 50 software programs relating to various aspects of our operations; and (4) 50 trademarks and service marks for our brands and logos, including logos for GO Launcher EX and GO series products. In addition, we have filed 25 patent applications covering certain of our proprietary technologies and two trademark applications in China and 12 trademark applications in South Korea and U.S. as of June 30, 2013.

Employees

The following table sets forth the numbers of our employees, categorized by function, as of June 30, 2013:

Functions	Number of employees
Management	57
Research and Development	271
Selling and Marketing	155
General Administration	111
Editing	209

Total	803

We had a total of 696 and 789 employees as of December 31, 2011 and 2012, respectively.

Our success depends on our ability to attract, retain and motivate qualified personnel. We have developed a corporate culture that encourages initiative, technical superiority and self-development. In addition, we periodically evaluate our employees’ performance and provide them with training sessions tailored to each job function to enhance employee performance and service quality.

As required by regulations in China, we participate in various employee social security plans organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes as of the date of this prospectus.

Facilities

Our principal executive offices are located on leased premises comprising approximately 6,000 square meters in Guangzhou, China. This facility currently accommodates our management headquarters, principal development, engineering, editorial departments, finance, human resources and administrative activities. The leases for this Guangzhou facility expire in 2017. We also have a branch office in San Francisco, focusing on handling advertising and sales for the overseas market, a branch office in Beijing, focusing on selling and marketing, and a branch office in Shanghai that handles advertising and sales matters. We lease these relatively small premises in Beijing and Shanghai under lease agreements from independent third parties, and we plan to renew these leases from time to time as needed.

Our servers are hosted in leased internet data centers in different geographic regions in China. These data centers are owned and maintained by domestic internet data center providers. We typically enter into leasing and hosting service agreements with these internet data center providers that are renewed periodically. We believe that our existing facilities are sufficient for our current needs and we will obtain additional facilities, principally through leasing, to accommodate our future expansion plans.

Legal Proceedings

We are currently not a party to, and are not aware of any threat of, any legal, arbitration or administrative proceedings that, in the opinion of our management, are likely to have a material and adverse effect on our business, financial condition or results of operations. From time to time, we have become, and may in the future become, a party to various legal or administrative proceedings or claims arising in the ordinary course of our business, including actions with respect to intellectual property claims, breach of contract claims, labor and employment claims and other matters. Regardless of the outcome, legal or administrative proceedings or claims may have an adverse impact on us because of defense and settlement costs, diversion of management attention and other factors.

PRC REGULATION

Certain areas related to the internet, such as telecommunications, internet information services, connections to the international information networks, internet information security and censorship and online game operations, are covered extensively by a number of existing laws and regulations issued by various PRC governmental authorities, including:

•	the Ministry of Industry and Information Technology, or the MIIT (formerly the Ministry of Information Industry);

•	the Ministry of Culture, or the MOC;

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the General Administration of Press and Publication, Radio, Film and Television, or the GAPPRFT, established as a result of institutional reform integrating the General Administration of Press and Publication, and the State Administration for Radio, Film and Television;

•	the National Copyright Administration, or the NCA;

•	the State Administration for Industry and Commerce, or the SAIC;

•	the State Council Information Office, or the SCIO;

•	the Ministry of Commerce, or the MOFCOM;

•	the Bureau of Protection of State Secrets;

•	the Ministry of Public Security; and

•	the State Administration of Foreign Exchange, or the SAFE.

As the online social platform and online game industries are still at an early stage of development in China, new laws and regulations may be adopted from time to time to require new licenses and permits in addition to those we currently have. There are substantial uncertainties on the interpretation and implementation of any current and future Chinese laws and regulations, including those applicable to the online social platform and online game industries. See “Risk Factors—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.” And this section sets forth the most important laws and regulations that govern our current business activities in China and that affect the dividends payment to our shareholders.

Regulation on Telecommunications Services and Foreign Ownership Restrictions

The Telecommunications Regulations, which became effective on September 25, 2000, are the core regulations on telecommunications services in China. The Telecommunications Regulations set out basic guidelines on different types of telecommunications business activities, including the distinction between “basic telecommunications services” and “value-added telecommunications services.” According to the Catalog of Telecommunications Business (2003 Amendment), implemented on April 1, 2003 and attached to the Telecommunications Regulations, internet information services are deemed a type of value-added telecommunications services. The Telecommunications Regulations require the operators of value-added telecommunications services to obtain value-added telecommunications business operation licenses from MIIT or its provincial delegates prior to the commencement of such services. Under these regulations, if the value-added telecommunications services offered include mobile network information services, the operation license for value-added telecommunications business must include the provision of such services in its covered scope.

The Regulations for the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which took effect on January 1, 2002 and were amended on September 10, 2008, are the key regulations that regulate foreign direct investment in telecommunications companies in China. The FITE Regulations stipulate that the foreign investor of a telecommunications enterprise is prohibited from holding more than 50% of the equity interest in a foreign-invested enterprise that provides value-added telecommunications services, including the provision of internet content. Moreover, such foreign investor shall demonstrate a good track record and experience in operating value-added telecommunications services when applying for the value-added telecommunications business operation license from the MIIT.

On July 13, 2006, the MIIT issued the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services, or the MIIT Circular 2006, which requires that (a) foreign investors can only operate a telecommunications business in China through establishing a telecommunications enterprise with a valid telecommunications business operation license; (b) domestic license holders are prohibited from leasing, transferring or selling telecommunications business operation licenses to foreign investors in any form, or providing any resource, sites or facilities to foreign investors to facilitate the unlicensed operation of telecommunications business in China; (c) value-added telecommunications service providers or their shareholders must directly own the domain names and registered trademarks they use in their daily operations; (d) each value-added telecommunications service provider must have the necessary facilities for its approved business operations and maintain such facilities in the geographic regions covered by its license; and (e) all value-added telecommunications service providers should improve network and information security, enact relevant information safety administration regulations and set up emergency plans to ensure network and information safety. The provincial communications administration bureaus, as local authorities in charge of regulating telecommunications services, (a) are required to ensure that existing qualified value-added telecommunications service providers will conduct a self-assessment of their compliance with the MIIT Circular 2006 and submit status reports to the MIIT before November 1, 2006; and (b) may revoke the value-added telecommunications business operation licenses of those that fail to comply with the above requirements or fail to rectify such non-compliance within specified time limits. Due to the lack of any additional interpretation from the regulatory authorities, it remains unclear what impact MIIT Circular 2006 will have on us or the other PRC internet companies with similar corporate and contractual structures.

To comply with such foreign ownership restrictions, we operate our businesses in China through Jiubang Digital, Sanju Advertising, Zhiteng Computer and Hengye Software, all of which are owned by PRC citizens or entities. Jiubang Computer was established by Sungy Data Ltd. Jiubang Digital, Sanju Advertising, Zhiteng Computer, and Hengye Software are all controlled by Jiubang Computer through a series of contractual arrangements. See “Corporate History and Structure.” Moreover, Jiubang Digital owns a majority of the domain names, registered trademarks and facilities necessary for daily operations in compliance with the MIIT Circular 2006. Based on our PRC legal counsel, Jun He Law Offices’ understanding of the current PRC laws, rules and regulations, our corporate structure complies with all applicable PRC laws, and does not violate, breach, contravene or circumvent or otherwise conflict with any applicable PRC laws. However, we were further advised by our PRC legal counsel that there are substantial uncertainties with respect to the interpretation and application of existing or future PRC laws and regulations and thus there is no assurance that Chinese governmental authorities would take a view consistent with the opinions of our PRC legal counsel.

Internet Information Services

The Administrative Measures on Internet Information Services, or the ICP Measures, issued by the State Council on September 25, 2000 and amended on January 8, 2011, regulate the provision of internet information services. According to the ICP Measures, “internet information services” refer to services that provide internet information to online users, and are categorized as either commercial services or non-commercial services. Pursuant to the ICP Measures, internet information commercial service providers shall obtain an ICP license, a sub-category of the value-added telecommunications business operation license, from the relevant local authorities before engaging in the provision of any commercial internet information services in China. In addition, if the internet information services involve provision of news, publication, education, medicine, health, pharmaceuticals, medical equipment and other services that statutorily require approvals from other additional governmental authorities, such approvals must be obtained before applying for the ICP license.

We currently, through Jiubang Digital, Zhiteng Computer and Hengye Software, our PRC variable interest entities, hold ICP licenses, covering the provision of internet and mobile network information services, issued by the Guangdong branch of the MIIT on December 16, 2011, April 8, 2013 and August 15, 2013, respectively. Besides, the ICP Measures and other relevant measures also ban the internet activities that constitute publication of any content that propagates obscenity, pornography, gambling and violence, incite the commission of crimes or infringe upon the lawful rights and interests of third parties, among others. If an internet information service provider detects information transmitted on their system that falls within the specifically prohibited scope, such provider must terminate such transmission, delete such information immediately, keep records and report to the governmental authorities in charge. Any provider’s violation of these prescriptions will lead to the revocation of its ICP license and, in serious cases, the shutting down of its internet systems.

Internet Publication and Cultural Activities

The Tentative Measures for Internet Publication Administration, or Internet Publication Measures, were jointly promulgated by the GAPPRFT and the MIIT on June 27, 2002 and became effective on August 1, 2002. The Internet Publication Measures imposed a license requirement for any company that engages in internet publishing, which means any act by an internet information service provider to select, edit and process content or programs and to make such content or programs publicly available on the internet. The Internet Publication Measures also require the professional editorial personnel of an Internet publishing entity to examine the published content to ensure that it complies with applicable laws. Failure to do so may subject us to fines and other penalties, the compliance of which, if fails, may subject us to fines and other penalties. The provision of online games is deemed an internet publication activity; therefore, an online game operator must (i) obtain an Internet Publishing License so that it can directly offer its online games to the public in the PRC, or (ii) publish its online games through a qualified press entity by entering into an entrustment agreement.

The Rules for the Administration of Electronic Publication, or the Electronic Publication Rules, was issued by the GAPPRFT on February 21, 2008 and became effective on April 15, 2008. Under the Electronic Publication Rules and other regulations issued by the GAPPRFT, online games are classified as a kind of electronic publication, and publishing of online games is required to be conducted by licensed electronic publishing entities that have been issued standard publication codes. Pursuant to the Electronic Publication Rules, if a PRC company is contractually authorized to publish foreign electronic publications, it must obtain the approval of, and register the copyright license contract with, the GAPPRFT.

We, through Jiubang Digital, obtained an Internet Publishing License for the mobile internet dissemination of the content of publications in the literature category that have been published in China and the publication of mobile internet games on February 5, 2013. We are also in the process of applying to expand the permitted activities under the Internet Publishing License of Jiubang Digital to cover the publication of online literature. For more information on the pre-approval by the GAPPRFT, see “Regulation on Online Games and Foreign Ownership Restrictions.”

On May 10, 2003, the MOC promulgated the Tentative Measures for the Administration of Online Culture, or the Online Cultural Measures, which became effective on July 1, 2003 and subsequently amended on July 1, 2004 and on April 1, 2011 respectively. According to the Online Cultural Measures, internet information services providers engaging in online cultural activities shall obtain a license from the provincial branches of the MOC. Online cultural activities, as defined in the Online Cultural Measures, include dissemination of online cultural products, such as audiovisual products and gaming products, and importing, publishing and broadcasting of internet cultural products among other things. Specifically, entities are required to obtain online cultural operating licenses from the provincial branches of the MOC if they intend to commercially engage in any of the following activities: (a) production, duplication, import, publishing or broadcasting of online cultural products; (b) publishing of online cultural products on the internet or transmission thereof via the internet or mobile telecommunication networks to computers, fixed-line or mobile phones, television sets, gaming consoles or Internet café for the purpose of browsing, reviewing, using or downloading such products by online users; or

(c) exhibitions or contents related to online cultural products. If internet information services providers engage in online cultural activities but fail to obtain online cultural operating licenses, they may be ordered to shut down their websites and subject to fines and penalties of confiscating illegal gain.

We, through Jiubang Digital and Zhiteng Computer, have obtained the Internet Culture Operation Licenses from the Guangdong branch of the MOC, respectively, which collectively cover the business scope of the provision of music, entertainment, comic and animation and gaming products through internet.

Regulation on Online Games and Foreign Ownership Restrictions

On June 3, 2010, the MOC promulgated the Provisional Administration Measures of Online Games, or the Online Game Measures, which came into effect on August 1, 2010. The Online Game Measures governs the research, development and operation of online games. It specifies that the MOC is responsible for the censorship of imported online games and the filing of records of domestic online games. The procedures for the filing of records of domestic online games must be conducted with the MOC within 30 days after the commencement date of the online operation of such online games or the occurrence date of any material alteration of such online games.

All operators of online games, or Online Game Business Operators, are required to obtain Internet Culture Operation Licenses. An Internet Culture Operation License is valid for three years and in case of renewal, the renewal application should be submitted 30 days prior to the expiry date of such license. An Online Game Business Operator should request the valid identity certificate of game users for registration, and notify the public 60 days ahead of the termination of any online game operations or the transfer of online game operational rights. Online Game Business Operators are also prohibited from (a) setting compulsory matters in the online games without game users’ consent; (b) advertising or promoting the online games that contain prohibited content, such as anything that compromise state security or divulges state secrets; and (c) inducing game users to input legal currencies or virtual currencies to gain online game products or services, by way of random draw or other incidental means. It also states that the state cultural administration authorities will formulate the compulsory clauses of a standard online game service agreement, which have been promulgated on July 29, 2010 and are required to be incorporated into the service agreement entered into between the Online Game Business Operators, with no conflicts with the rest of clauses in such service agreements. Jiubang Digital holds a valid Internet Culture Operation License issued on May 29, 2013 that authorizes Jiubang Digital to engage in the provision of music, entertainment and gaming products through internet.

On July 11, 2008, the General Office of the State Council promulgated the Regulation on Main Functions, Internal Organization and Staffing of the GAPPRFT, or the Regulation on Three Provisions. On September 7, 2009, the Central Organization Establishment Commission issued the corresponding interpretations, or the Interpretations on Three Provisions. The Regulation on Three Provisions stipulates that the MOC is authorized to regulate the online game industry, while the GAPPRFT is authorized to approve the publication of online games before their launch on the internet. The Interpretation on Three Provisions further provides that once an online game is launched on the internet, it will be completely under the regulation of the MOC, and that if an online game is launched on the internet without obtaining prior approval from the GAPPRFT, the MOC, instead of the GAPPRFT, is directly responsible for investigating the game. On July 11, 2013, the General Office of the State Council promulgated the Provisions on the Main Responsibilities, Internal Institutions and Staffing of GAPPRFT, or the Three-Decision Provisions, which reiterates the restrictions stipulated in the Regulation on Three Provisions.

On September 28, 2009, the GAPPRFT, the NCA and the National Working Group to Eliminate Pornography and Illegal Publications jointly issued the Circular on Consistent Implementation of the Stipulation on the Three Determinations of the State Council and the Relevant Interpretations of the State Commission for Public Sector Reform and the Further Strengthening of the Pre-approval of Online Games and the Approval and Examination of Imported Online Games, or Circular 13. Circular 13 explicitly prohibits foreign investors from directly or indirectly engaging in online gaming business in China, including through variable interest entity structures, or VIE Structures. Foreign investors are not allowed to indirectly control or participate in PRC operating companies’ online game operations, whether (a) by establishing other joint ventures, entering into contractual arrangements or providing technical support for such operating companies; or (b) in a disguised form such as by incorporating or directing user registration, user account management or game card consumption into online gaming platforms that are ultimately controlled or owned by foreign companies. Circular 13 reiterates that the GAPPRFT is responsible for the examination and approval of the import and publication of online games and states that downloading from the internet is considered a publication activity, which is subject to approval from the GAPPRFT. Violations of Circular 13 will result in severe penalties. For detailed analysis, see “Risk Factors—Risks Relating to Our Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet and mobile internet businesses and companies.”

Anti-fatigue Compliance System and Real-name Registration System

On April 15, 2007, in order to curb addictive online game-playing by minors, eight PRC government authorities, including the GAPPRFT, the Ministry of Education, the Ministry of Public Security and the MIIT, jointly issued a circular requiring the implementation of an anti-fatigue compliance system and a real-name registration system by all PRC online game operators. Under the anti-fatigue compliance system, three hours or less of continuous playing by minors, defined as game players under 18 years of age, is considered to be “healthy”, three to five hours is deemed “fatiguing”, and five hours or more is deemed “unhealthy.” Game operators are required to reduce the value of in-game benefits to a game player by half if it discovers that the amount of a time a game player spends online has reached the “fatiguing” level, and to zero in the case of the “unhealthy” level.

To identify whether a game player is a minor and thus subject to the anti-fatigue compliance system, a real-name registration system should be adopted to require online game players to register their real identity information before playing online games. Pursuant to a notice issued by the relevant eight government authorities on July 1, 2011, online game operators must submit the identity information of game players to the National Citizen Identity Information Center, a subordinate public institution of the Ministry of Public Security, for verification as of October 1, 2011.

We are currently not required by PRC law to ask users for their real name and personal information when they register for a user account. We cannot assure you that PRC regulators would not require us to implement compulsory real-name registration in the future. See “Risk Factors—Risks Relating to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet businesses and companies.” In addition, We require our online game developer to comply with the requirements under the PRC law, but we cannot assure you that such commercial partners will effectively implement the anti-fatigue rules, and any noncompliance on the part of such commercial partners may cause potential liabilities to us and in turn disrupt our operations. See “Risk Factors—Risks Relating to Our Business and Industry—Non-compliance on the part of third parties with which we conduct business could disrupt our business and adversely affect results of our operation”.

Online Music

On November 20, 2006, the MOC issued Several Suggestions of the MOC on the Development and Administration of Internet Music, or the Suggestions, which became effective on the same date. The Suggestions, among other things, reiterate the requirement for an internet service provider to obtain an Internet Culture Operation License to carry out any business relating to internet music products. In addition, foreign investors are prohibited from operating internet culture businesses. However, the laws and regulations on internet music products are still evolving, and there have not been any provisions clarifying whether music products will be regulated by the Suggestions or how such regulation would be carried out.

On August 18, 2009, the MOC promulgated the Notice on Strengthening and Improving the Content Review of Online Music, or the Online Music Notice. According to the Online Music Notice, only “internet culture operating entities” approved by the MOC may engage in the production, release, dissemination (including providing direct links to music products) and importation of online music products. The content of online music shall be reviewed by or filed with the MOC. Internet culture operating entities should establish a strict self-monitoring system of online music content and set up a special department in charge of such monitoring.

Jiubang Digital holds valid Internet Culture Operation Licenses covering our provision of online music. If any music provided through our platform is found to lack necessary filings and/or approvals, we could be requested to cease providing such music or be subject to claims from third parties or penalties from the MOC or its local branches. Moreover, the unauthorized posting of online music on our platform by third parties may expose us to the risk of administrative penalties and intellectual property infringement lawsuits. See “Risk Factors—Risks Relating to Our Business and Our Industry—Non-compliance on the part of third parties with which we conduct business could disrupt our business and adversely affect results of our operation.”

In 2011, the MOC greatly intensified its regulation of the provision of online music products. According to the series of Notices on Clearing Online Music Products that are in Violation of Relevant Regulations promulgated by the MOC since January 7, 2011, entities that provide any the following will be subject to relevant penalties or sanctions imposed by the MOC: (a) online music products or relevant services without obtaining corresponding qualifications, (b) imported online music products that have not passed the content review of the MOC or (c) domestically developed online music products that have not been filed with the MOC. Thus far, we believe that we have eliminated from our platform any online music products that may fall into the scope of those prohibited online music products thereunder.

Online Internet News Dissemination

Pursuant to the Provisional Regulations for the Administration of Internet Websites Engaging in News Publication Services and the Provisions for the Administration of Internet News Information Services, each promulgated by the SCIO and the MIIT, which became effective as of November 7, 2000 and September 25, 2005, respectively, websites established by non-news organizations may publish news released by certain official news agencies but may not publish news generated by themselves or news sourced elsewhere. In order to disseminate news, such websites must satisfy the relevant requirements set forth in the applicable regulations and have acquired approval from the SCIO after securing permission from the news office of the provincial-level government. In addition, websites intending to publish news released by the aforementioned news agencies must enter into agreements with the respective organizations, and file copies of such agreements with the news office of the provincial-level government.

In order to comply with these laws and regulations, we have applied for the approval from the SCIO to publish news on 3G.cn or disseminate news through the mobile internet. We cannot assure you that we may be able to obtain one. If we cannot secure the approval from the SCIO, our operations on 3G.cn may be adversely affected. See “Risk Factors—Risks Relating to Our Business and Industry—If we fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment for internet-based and mobile-based businesses in China, our business, financial condition and results of operations may be materially and adversely affected.”

Online Transmission of Audio-Visual Programs

The Measures for the Administration of Publication of Audio-Visual Programs through Internet or Other Information Network, or the Audio-Visual Measures, promulgated by the GAPPRFT on July 6, 2004 and put into effect on October 11, 2004, apply to the activities relating to the opening, broadcasting, integration, transmission or download of audio-visual programs using internet or other information network. Under the Audio-Visual Measures, to engage in the business of transmitting audio-visual programs, a license issued by GAPPRFT is required. Foreign invested enterprises are not allowed to carry out such business.

On April 13, 2005, the State Council promulgated the Certain Decisions on the Entry of the Non- state-owned Capital into the Cultural Industry. On July 6, 2005, five PRC governmental authorities, including the MOC, the GAPPRFT, the CSRC and the MOFCOM, jointly adopted the Several Opinions on Canvassing Foreign Investment into the Cultural Sector. According to these regulations, non-state-owned capital and foreign investors are not allowed to engage in the business of transmitting audio-visual programs through information networks.

To further regulate the provision of audio-visual program services to the public via the internet, including through mobile networks, within the territory of the PRC, the GAPPRFT and the MIIT jointly promulgated the Administrative Provisions on Internet Audio-Visual Program Service, or the Audio-Visual Program Provisions, on December 20, 2007, which came into effect on January 31, 2008. Providers of internet audio-visual program services are required to obtain a License for Online Transmission of Audio-Visual Programs issued by the GAPPRFT, or complete certain registration procedures with the GAPPRFT. In general, providers of internet audio-visual program services must be either state-owned or state-controlled entities, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audio-visual program service determined by the GAPPRFT. In a press conference jointly held by the GAPPRFT and the MIIT to answer questions relating to the Audio-Visual Program Provisions in February 2008, the GAPPRFT and the MIIT clarified that providers of internet audio-visual program services who engaged in such services prior to the promulgation of the Audio-Visual Program Provisions are eligible to register their business and continue their operation of internet audio-visual program services so long as those providers did not violate the relevant laws and regulations in the past. On May 21, 2008, GAPPRFT issued a Notice on Relevant Issues Concerning Application and Approval of License for the Online Transmission of Audio-Visual Programs, which further sets out detailed provisions concerning the application and approval process regarding the License for Online Transmission of Audio-Visual Programs. The notice also states that providers of internet audio-visual program services that engaged in such services prior to the promulgation of the Audio-Visual Program Provisions are eligible to apply for the license so long as their violation of the laws and regulations is minor in scope and can be rectified in a timely manner and they have no records of violation during the last three months prior to the promulgation of the Audio-Visual Program Provisions. Further, on March 31, 2009, GAPPRFT promulgated the Notice on Strengthening the Administration of the Content of Internet Audio-Visual Programs, which reiterates the pre-approval requirements for the audio-visual programs transmitted via the internet, including through mobile networks, where applicable, and prohibits certain types of internet audio-visual programs containing violence, pornography, gambling, terrorism, superstition or other similarly prohibited elements.

On March 17, 2010, the GAPPRFT issued the Internet Audio-Visual Program Services Categories (Provisional), or the Provisional Categories, which classified internet audio-visual program services into four categories.

Jiubang Digital holds a valid License for Online Transmission of Audio-Visual Programs, under which we can broadcast films, teleplays and cartoons. We are also in the process of applying for the approval to expand the scope of permitted activities under the current license, for example, the inclusion of entertainment products in our License for Online Transmission of Audio-visual Programs.

Regulation of Short Message Services and Telecommunications Networks Code Number Resources

Under current PRC laws and regulations, a commercial operator of short message services, which are parts of the information services of the second category of value-added telecommunications services, must obtain a value-added telecommunications business operating license for short message services from the appropriate telecommunications authorities in order to carry on any commercial short message services operations in China through mobile network.

On April 15, 2004, the MIIT issued the Notice on Certain Issues Regarding Standardizing Short Message Services, specifying that only those information services providers which hold relevant licenses can provide short message services in the PRC. The Notice requires information services providers to examine the contents of short messages and record and keep for five months the time of sending and receiving the short messages, the mobile numbers or codes of the sending and receiving terminals of the short messages.

On January 29, 2003, the MIIT issued the Administrative Measures on Telecommunications Networks Code Number Resources, or the Code Number Measures to regulate code numbers, including those of mobile communications networks. The Code Number Measures require entities which provide short message services in multiple provinces to apply to the MIIT for inter-regional code number, and the other entities which provide short message services in one province to apply to the MIIT’s provincial branch for local code number. The Code Number Measures also set forth qualification, materials, and procedures for obtaining such code numbers.

In June 2006, the MIIT issued the Administrative Measures on Application, Distribution, Usage and Withdrawal of SMS Services Access Codes. This Administrative Measures require that the administration and usage of services in connection with SMS short codes to comply with the Code Number Measures and those SMS services providers to file with either the MIIT or its provincial branches according to the coverage of such business of those services providers.

We currently, through Jiubang Digital, Hengye Software and Zhiteng Computer, have obtained license for provision of information services via mobile networks. Further, Jiubang Digital, Hengye Software and Zhiteng Computer have all obtained code numbers for use in Guangdong province.

Regulation on Advertising Business

The SAIC is the primary governmental authority regulating advertising activities in China. Regulations that apply to advertising business primarily include:

•	Advertisement Law of the People’s Republic of China, promulgated by the Standing Committee of the National People’s Congress on October 27, 1994 and effective since February 1, 1995;

•	Administrative Regulations for Advertising, promulgated by the State Council on October 26, 1987 and effective since December 1, 1987; and

•

Implementation Rules for the Administrative Regulations for Advertising, promulgated by the State Council on January 9, 1988 and amended on December 3, 1998, December 1, 2000 and November 30, 2004, respectively.

According to the above regulations, companies that engage in advertising activities must each obtain, from the SAIC or its local branches, a business license which specifically includes operating an advertising business in its business scope. An enterprise engaging in advertising business within the specifications in its business scope does not need to apply for an advertising operation license, provided that such enterprise is not a radio station, television station, newspaper or magazine publisher or any other entity otherwise specified in the relevant laws or administrative regulations. Enterprises conducting advertising activities without such a license may be subject to penalties, including fines, confiscation of advertising income and orders to cease advertising operations. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant laws or regulations.

PRC advertising laws and regulations set certain content requirements for advertisements in China, including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisers, advertising agencies, and advertising distributors are required to ensure that the content of the advertisements they prepare or distribute is true and in complete compliance with applicable laws. In providing advertising services, advertising operators and advertising distributors must review the supporting documents provided by advertisers for advertisements and verify that the content of the advertisements complies with applicable PRC laws and regulations. Prior to distributing advertisements that are subject to government censorship and approval, advertising distributors are obligated to verify that such censorship has been performed and approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. Where serious violations occur, the SAIC or its local branches may revoke such offenders’ licenses or permits for their advertising business operations.

Intellectual Property Rights

Software Registration

The State Council and the NCA have promulgated various rules and regulations and rules relating to protection of software in China. According to these rules and regulations, software owners, licensees and transferees may register their rights in software with the SCB or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may be entitled to better protections. As of June 30, 2013, we had registered copyrights to 50 software programs in China.

Patents

The National People’s Congress adopted the Patent Law of the People’s Republic of China in 1984 and amended it in 1992, 2000 and 2008, respectively. A patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention and a ten-year term for a utility model or design, starting from the application date. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder.

As of June 30, 2013, we had obtained six patents granted from, and 25 patent applications are under review by, the State Intellectual Property Office.

Copyright Law

The Copyright Law of the People’s Republic of China, promulgated in 1990 and amended in 2001 and 2010, or the Copyright Law, and its related implementing regulations, promulgated in 1991 and amended in 2013 are the principal laws and regulations governing the copyright related matters. The amended Copyright Law covers internet activities, products disseminated over the internet and software products, among the subjects entitled to copyright protections. Registration of copyright is voluntary, and is administrated by the China Copyright Protection Center.

Under the Copyright Law and its implementation rules, anyone infringing upon the copyrights of others is subject to various civil liabilities, which include stopping the infringement, eliminating the damages, apologizing to the copyright owners and compensating the copyright owners for such owners’ actual and other losses resulting from such infringement. If the actual loss of the copyright owner is difficult to calculate, the income received by the offender as a result of the copyright infringement shall be deemed to be the actual loss; or if such income is in itself difficult to calculate, the relevant PRC court may decide the amount of the actual loss up to RMB500,000 for each infringement.

To address the problem of copyright infringement related to content posted or transmitted on the internet, the PRC National Copyright Administration and the MIIT jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet on April 29, 2005. These measures, which became effective on May 30, 2005, apply to acts of automatically providing services such as uploading, storing, linking or searching works, audio or video products, or other contents through the internet based on the instructions of internet users who publish contents on the internet, or the Internet Content Providers, without editing, amending or selecting any stored or transmitted content. When imposing administrative penalties upon the act which infringes upon any users’ right of communication through information networks, the Measures for Imposing Copyright Administrative Penalties, promulgated in 2009, shall be applied.

Where a copyright holder finds that certain internet content infringes upon its copyright and sends a notice to the relevant internet information service operator, the relevant internet information service operator is required to (i) immediately take measures to remove the relevant contents, and (ii) retain all infringement notices for six months and to record the content, display time and IP addresses or the domain names related to the infringement for 60 days. After any content is removed by an internet information service operator according to the notice of a copyright holder, the content provider may deliver a counter-notice to both the internet information service operator and the copyright holder, stating that the removed content does not infringe upon the copyright of other parties. After the delivery of such counter-notice, the internet information service operator may immediately reinstate the removed contents and shall not bear administrative legal liability for such reinstatement.

An internet information service operator may be subject to cease-and-desist orders and other administrative penalties such as confiscation of illegal income and fines, if it is clearly aware of a copyright infringement through the internet or, although not aware of such infringement, it fails to take measures to remove relevant content upon receipt of the copyright owner’s notice of infringement and, as a result, damages public interests. Where there is no evidence to indicate that an internet information service operator is clearly aware of the existence of copyright infringement, or the internet information service operator has taken measures to remove relevant contents upon receipt of the copyright owner’s notice, the internet information service provider shall not bear the relevant administrative legal liabilities.

On May 18, 2006, the State Council issued the Regulations on Protection of the Right of Communication through Information Network, which took effect on July 1, 2006 and was amended on January 30, 2013. Under this regulation, an internet information service provider may be exempt from indemnification liabilities under the following circumstances:

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any internet information service provider that provides automatic internet access service upon instructions from its users or provides automatic transmission service for works, performances and audio-visual products provided by its users are not required to assume indemnification liabilities if (a) it has not chosen or altered the transmitted works, performance and audio-visual products and (b) it provides such works, performances and audio-visual products to the designated users and prevents any person other than such designated users from obtaining access.

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any internet information service provider that, for the sake of improving network transmission efficiency, automatically stores and provides to its own users the relevant works, performances and audio-visual products obtained from any other internet information service providers, are not required to assume the indemnification liabilities if (a) it has not altered any of the works, performance or audio-visual products that are automatically stored; (b) it has not affected such original internet information service provider in holding the information about where the users obtain the relevant works, performance and audio-visual products; and (c) when the original internet information service provider revises, deletes or shields the works, performances and audio-visual products, it will automatically revise, delete or shield the same.

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any internet information service provider that provides its users with information memory space for such users to provide the works, performances and audio-visual products to the general public via an informational network are not required to assume the indemnification liabilities if (a) it clearly indicates that the information memory space is provided to the users and publicizes its own name, contact person and web address; (b) it has not altered the works, performance and audio-visual products that are provided by the users; (c) it is not aware of or has no reason to know that the works, performances and audio-visual products provided by the users infringe upon the copyrights of others; (d) it has not directly derived any economic benefit from the providing of the works, performances and audio-visual products by its users; and (e) after receiving a notice from the copyright holder, it promptly deletes the allegedly infringing works, performances and audio-visual products pursuant to the relevant regulation.

Since 2005, the NCA, together with certain other PRC governmental authorities, have jointly launched annual campaigns specifically aimed to crack down on internet copyright infringement and piracy in China; these campaigns normally last for three to four months every year. According to the Notice of 2010 Campaign to Crack Down on Internet Infringement and Piracy promulgated by the NCA, the Ministry of Public Security and the MIIT on July 19, 2010, the 2010 campaign mainly targeted internet audio and video programs, literature websites, online games, animation, software and art works related to Shanghai World Expo and Guangzhou Asian Games. During the 2010 campaign, starting from late July to the end of October 2010, the local branches of NCA focused on popular movies and TV series, newly published books, online games and animation, music and software and various illegal activities, including, for example, illegal uploading or transmission of a thirty party’s works without proper license or permission, sales of pirated audio-video and software through e-commerce platforms, providing search links, information storage, web hosting or internet access services for third parties engaging in copyright infringement or piracy of copyrighted works and the infringement by use of mobile media. In serious cases, the operating permits of the websites engaging illegal activities were revoked, and such websites were ordered to shut down.

We have adopted measures to mitigate copyright infringement risks, including, for instance, establishing a routine reporting and registration system updated on a monthly basis.

Domain Name

In September 2002, the CNNIC issued the Implementing Rules for Domain Name Registration setting forth detailed rules for registration of domain names, which were amended on May 29, 2012. On November 5, 2004, the MIIT promulgated the Measures for Administration of Domain Names for the Chinese Internet, or the Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the first tier domain name “.cn.” In February 2006, the CNNIC issued the Measures on Domain Name Dispute Resolution and relevant implementing rules, pursuant to which the CNNIC can authorize a domain name dispute resolution institution to decide disputes. As of June 30, 2013, we had registered 14 domain names, including “www.3g.cn”, “www.goforandroid.com” and “www.jiubang.com”.

Trademark

The PRC Trademark Law, adopted in 1982 and amended in 1993 and 2001, with its implementation rules adopted in 2002, protects registered trademarks. The Trademark Office of the SAIC handles trademark registrations and grants a protection term of ten years to registered trademarks. Trademark license agreements must be filed with the Trademark Office for record. As of June 30, 2013, we had registered 50 trademarks and service marks and had filed 2 trademark applications in China.

Internet Infringement

On December 26, 2009, the Standing Committee of National People’s Congress promulgated the Tort Law of the People’s Republic of China, or the Tort Law, which became effective on July 1, 2010. Under the Tort Law, an internet user or an internet service provider that infringes upon the civil rights or interests of others through using the internet assumes tort liability. If an internet user infringes upon the civil rights or interests of another through using the internet, the person being infringed upon has the right to notify and request the internet service provider whose internet services are facilitating the infringement to take necessary measures including the deletion, blocking or disconnection of an internet link. If, after being notified, the internet service provider fails to take necessary measures in a timely manner to end the infringement, it will be jointly and severally liable for any additional harm caused by its failure to act. According to the Tort Law, civil rights and interests include the personal rights and rights of property, such as the right to life, right to health, right to name, right to reputation, right to honor, right of portraiture, right of privacy, right of marital autonomy, right of guardianship, right to ownership, right to usufruct, right to security interests, copyright, patent right, exclusive right to use trademarks, right to discovery, right to equity interests and right of heritage, among others.

Regulation of Internet Content

The PRC government has promulgated measures relating to internet content through a number of governmental agencies, including the MIIT, the MOC and the GAPPRFT. These measures specifically prohibit internet activities, such as the operation of online games, that result in the publication of any content which is found to contain, among others, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise state security or secrets. If an ICP license holder violates these measures, its ICP license may be revoked and its websites may be shut down by the relevant government agencies.

Information Security and Censorship

Internet content in China is regulated and restricted from a state security standpoint. Internet companies in China are required to complete security filing procedures and regularly update information security and censorship systems for their websites with local public security bureau. The PRC Law on Preservation of State Secrets, which became effective on October 1, 2010 requires an internet information services providers to discontinue disseminating any information that may be deemed to be leaked state secrets and to report such incidents in a timely manner to the state security and public security authorities. Failure to do so in a timely and adequate manner may subject the internet information services providers to liability and certain penalties given by the Ministry of State Security, the Ministry of Public Security and/or the MIIT or their respective local branches.

On December 13, 2005, the Ministry of Public Security promulgated Provisions on Technological Measures for Internet Security Protection, or the Internet Protection Measures, which took effect on March 1, 2006. The Internet Protection Measures require all internet information services operators to take proper measures including anti-virus, data back-up and other related measures, and keep records of certain information about their users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days and submit the above information as required by laws and regulations.

The National People’s Congress, China’s national legislative body, enacted the Decisions on the Maintenance of Internet Security on December 28, 2000, that may subject persons to criminal liabilities in China for any attempt to: (a) gain improper entry to a computer or system of strategic importance; (b) disseminate politically disruptive information; (c) leak state secrets; (d) spread false commercial information or (e) infringe upon intellectual property rights.

In 1997, the Ministry of Public Security issued the Administration Measures on the Security Protection of Computer Information Network with Internationally Connections, which prohibit using the internet in ways which, among others, result in a leakage of state secrets or a spread of socially destabilizing content. The

Ministry of Public Security has supervision and inspection powers in this regard, and relevant local security bureaus may also have jurisdiction. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.

To comply with the above laws and regulations, we have established an internet information security department to implement measures on information filtering. For example, we have adopted monitor system, and installed on our platform various alerts on sensitive words or abnormal activities of users. We also have a dedicated team that maintains constant surveillance on the information posted on our platform, with different categories for monitoring purposes, according to subject and content. We have also established and follow a strict review process and storage system of relevant records which, in combination with various information security measures, have effectively prevented the public dissemination of statutory prohibited information through our websites in the past. We intend to continue to further update our measurements and system and work closely with relevant authorities to avoid any violation of relevant laws and regulations in the future.

Privacy Protection

PRC laws and regulations do not prohibit internet content providers from collecting and analyzing their users’ personal information if appropriate authorizations are obtained. We require our users to accept a user agreement whereby they agree to provide certain personal information to us. PRC laws and regulations prohibit internet content providers from disclosing any information transmitted by users through their networks to any third parties without their authorization unless otherwise permitted by law. If an internet content provider violates these regulations, the MIIT or its local bureaus may impose penalties and the internet content provider may be liable for damages caused to its users.

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange. The core regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, as amended in August 2008, or the FEA Regulations. Under the FEA Regulations, the Renminbi is freely convertible for current account items, including the distribution of dividends, interest payments, trade- and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made.

On August 29, 2008, SAFE promulgated Circular 142 to regulate the conversion of foreign currency into Renminbi by a foreign-invested enterprise by restricting the ways in which the converted Renminbi may be used. Circular 142 stipulates that the registered capital of a foreign-invested enterprise that has been settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and cannot be used for equity investments within the PRC. Meanwhile, the SAFE strengthened its oversight of the flow and use of the registered capital of a foreign-invested enterprise settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without the SAFE’s approval, and may not in any case be repayment of Renminbi loans if the proceeds of such loans have not been used. Violations of Circular 142 may lead to severe penalties including heavy fines. As a result, Circular 142 may significantly limit our ability to transfer the net proceeds from this offering to our other PRC subsidiaries through Jiubang Computer and Beijing XMedia Science and Technology Co., Ltd., or Beijing XMedia, our wholly owned subsidiaries in China, and thus may adversely affect our business expansion in China. We may not be able to convert the net proceeds into Renminbi to invest in or acquire any other PRC companies, or establish other VIEs in the PRC.

Dividend Distribution. The Foreign Investment Enterprise Law, promulgated in 1986 and amended in 2000, and the Administrative Rules under the Foreign Investment Enterprise Law, promulgated in 2001, are the key regulations governing distribution of dividends of foreign-invested enterprises.

Under these regulations, a wholly foreign-invested enterprise in China, or a WFOE, may pay dividends only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a WFOE is required to allocate at least 10% of its accumulated profits each year, if any, to statutory reserve funds unless its reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends. The proportional ratio for withdrawal of rewards and welfare funds for employees shall be determined at the discretion of the WFOE. Profits of a WFOE shall not be distributed before the losses thereof before the previous accounting years have been made up. Any undistributed profit for the previous accounting years may be distributed together with the distributable profit for the current accounting year.

Circular 75. The SAFE issued Circular on Several Issues concerning Foreign Exchange Administration for Domestic Residents to Engage in Financing and in Return Investments via Overseas Special Purpose Companies, or Circular No. 75, on October 21, 2005, which became effective on November 1, 2005. Under Circular 75, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise located in the PRC. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required for the injection of equity interests or assets of an onshore enterprise in the offshore company or overseas funds raised by such offshore company, or any other material change involving a change in the capital of the offshore company.

Circular 75 applies retroactively. PRC residents who have established or acquired control of offshore companies that have made onshore investments in the PRC in the past were required to complete the relevant registration procedures with the local SAFE branch by March 31, 2006. Under the relevant rules, failure to comply with the registration procedures set forth in Circular 75 may lead to restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the increase of its registered capital, the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations. PRC residents who control our company from time to time are required to register with the SAFE in relation to their investments in us.

We have completed the foreign exchange registration of PRC resident shareholders of Mr. Yuqiang Deng Yuqiang and Mr. Xiangdong Zhang for our financings that were completed before the end of 2010.

Stock Option Rules. The Administration Measures on Individual Foreign Exchange Control were promulgated by the PBOC on December 25, 2006, and their Implementation Rules, issued by the SAFE on January 5, 2007, became effective on February 1, 2007. Under these regulations, all foreign exchange matters involved in employee stock ownership plans and stock option plans participated in by onshore individuals, among others, require approval from the SAFE or its authorized branch. Furthermore, the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or the Stock Option Rules, were promulgated by SAFE on February 15, 2012, that replaced the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas Publicly-Listed Companies issued by SAFE on March 28, 2007. Pursuant to the Stock Option Rules, PRC residents who are granted shares or stock options by companies listed on overseas stock exchanges based on the stock incentive plans are required to register with SAFE or its local branches, and PRC residents participating in the stock incentive plans of overseas listed companies shall retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly-listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plans on behalf of these participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, purchase and sale of corresponding stocks or interests, and fund transfer. In addition, the PRC agents are required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agents or the overseas entrusted institution or other material changes. The PRC agents shall, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents. In addition, the PRC agents shall file each quarter the form for record-filing of information of the Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies with SAFE or its local branches.

We and our PRC citizen employees who have been granted share options, or PRC optionees, will be subject to the Stock Option Rules when our company becomes an overseas listed company upon the completion of this offering. If we or our PRC optionees fail to comply with the Individual Foreign Exchange Rule and the Stock Option Rules, we and/or our PRC optionees may be subject to fines and other legal sanctions. See “Risk Factors—Risks Relating to Doing Business in China—PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us to liability and penalties under PRC law.”

In addition, the State Administration for Taxation has issued circulars concerning employee share options, under which our employees working in the PRC who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or if we fail to withhold their income taxes as required by relevant laws and regulations, we may face sanctions imposed by the PRC tax authorities or other PRC government authorities.

Regulation on Tax

PRC Enterprise Income Tax

The PRC enterprise income tax is calculated based on the taxable income determined under the applicable Enterprise Income Tax Law, or the EIT Law and its implementation rules. On March 16, 2007, the National People’s Congress of China enacted the New EIT Law, which became effective on January 1, 2008. On December 6, 2007, the State Council promulgated the implementation rules to the New EIT Law, which also became effective on January 1, 2008. The New EIT Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in China, including foreign-invested enterprises and domestic enterprises, unless they qualify for certain exceptions, and terminates most of the tax exemptions, reductions and preferential treatment available under the previous tax laws and regulations. According to the New EIT Law and relevant regulations, subject to the approval of competent tax authorities, the income tax of an enterprise that has been determined to be a high and new technology enterprise shall be reduced to a preferential rate of 15%.

Moreover, under the New EIT Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and are therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. Though the implementation rules of the New EIT Law define “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise,” the only detailed guidance currently available for the definition of “de facto management body” as well as the determination of offshore incorporated PRC tax resident status and its administration are set forth in the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or Circular 82, and the Administrative Measures for Income Tax of Chinese-Controlled Resident Enterprises Registered Abroad (For Trial Implementation) or Bulletin No. 45, both issued by the SAT, which provide guidance on the administration as well as determination of the tax residency status of Chinese-controlled offshore-incorporated enterprise, defined as an enterprise that is incorporated under the law of a foreign country or territory and that has a PRC company or PRC corporate group as its primary controlling shareholder.

According to Circular 82, a Chinese-controlled offshore-incorporated enterprise will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions set forth in Circular 82 are met:

•	the primary location of the day-to-day operational management is in the PRC;

•	decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC;

•	the enterprise’s primary assets, accounting books and records, company seals and board and shareholder resolutions are located or maintained in the PRC; and

•	50% or more of voting board members or senior executives habitually reside in the PRC.

In addition, Bulletin No. 45 provides clarification on the resident status determination, post-determination administration, and competent tax authorities. It also specifies that when provided with a copy of PRC resident determination certificate from a resident Chinese-controlled offshore-incorporated enterprise, the payer should not withhold 10% income tax when paying certain PRC-sourced income such as dividends, interest and royalties to the Chinese-controlled offshore-incorporated enterprise.

Although we do not believe that our company should be treated as a PRC resident enterprise for PRC tax purposes, substantial uncertainty exists as to whether we will be deemed to be such by the relevant authorities. In the event that we are considered a PRC resident enterprise, we would be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income.

In addition, although the New EIT Law provides that dividend income between “qualified resident enterprises” is exempted income, and the implementation rules refer to “qualified resident enterprises” as enterprises with “direct equity interest”, it is unclear whether dividends we receive from our PRC subsidiaries are eligible for exemption.

In accordance with the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, if a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate of less than 12.5%, or (ii) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report to the PRC competent tax authority of the PRC resident enterprise this Indirect Transfer within 30 days from the date when the equity transfer agreement was made. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding, or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction. Circular 698 is retroactively effective on January 1, 2008. There is uncertainty as to the application of Circular 698. Circular 698 may be determined by the tax authorities to be applicable to our private equity financing transactions where non-resident investors were involved, if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we and our non-resident investors in such transactions may become at risk of being taxed under Circular 698 and we may be required to expend valuable resources to comply with Circular 698 or to establish that we should not be taxed under the general anti-avoidance rule of the New EIT Law, which may have a material adverse effect on our financial condition and results of operations or such non-resident investors’ investments in us. See “Risk Factors—Risks Relating to Doing Business in China—We face uncertainty with respect to indirect transfer of equity interests in PRC resident enterprises by their non-PRC holding companies.”

PRC Business Tax

Pursuant to applicable PRC tax regulations, any entity or individual conducting business in the service industry is generally required to pay a business tax at the rate of 5% on the revenues generated from providing such services. However, if the services provided are related to technology development and transfer, such business tax may be exempted subject to the approval of relevant tax authorities. In addition, certain businesses, such as online game and online reading, are subject to 3% business tax and surcharges pursuant to applicable PRC tax regulations.

Value Added Tax

On January 1, 2012, the Chinese State Council officially launched a pilot value-added tax (“VAT”) reform program (“Pilot Program”), applicable to businesses in selected industries. Businesses in the Pilot Program would pay VAT instead of business tax. The Pilot Program initially applied only to transportation industry and “modern service industries” (“Pilot Industries”) in Shanghai and would be expanded to eight trial regions (including Beijing and Guangdong province) and nationwide if conditions permit. The Pilot Industries in Shanghai included industries involving the leasing of tangible movable property, transportation services, research and development and technical services, information technology services, cultural and creative services, logistics and ancillary services, certification and consulting services. Revenues generated by advertising services, a type of “cultural and creative services”, are subject to the VAT tax rate of 6%. According to official announcements made by competent authorities in Beijing and Guangdong province, Beijing launched the same Pilot Program on September 1, 2012, and Guangdong province launched it on November 1, 2012. In Beijing and Guangdong province, we will pay the pilot VAT instead of business taxes for our advertising activities, and for any other parts of our business that are deemed by the local tax authorities to belong to Pilot Industries.

On May 24, 2013, the Ministry of Finance and the State Administration of Taxation issued the Circular on Tax Policies in the Nationwide Pilot Collection of Value Added Tax in Lieu of Business Tax in the Transportation Industry and Certain Modern Services Industries, or the Pilot Collection Circular. The scope of certain modern services industries under the Pilot Collection Circular extends to the inclusion of radio and television services.

Cultural Development Fee

According to applicable PRC tax regulations or rules, advertising service providers are generally required to pay a cultural development fee at the rate of 3% on the revenues (a) which are generated from providing advertising services and (b) which are also subject to the business tax.

Dividends Withholding Tax

Under the Old EIT Law that was effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises, such as dividends paid to us by Jiubang Computer or Beijing XMedia, our PRC subsidiaries, were exempt from PRC withholding tax. We are a Cayman Islands holding company and substantially all of our income may come from dividends we receive from our subsidiaries located in the PRC. Pursuant to the New EIT Law and its implementation rules, dividends generated after January 1, 2008 and distributed to us by our PRC subsidiaries are subject to withholding tax at a rate of 10%.

As uncertainties remain regarding the interpretation and implementation of the New EIT Law and its implementation rules, we cannot assure you that, if we are deemed a PRC resident enterprise, any dividends to be distributed by us to our non-PRC shareholders and ADS holders would not be subject to any PRC withholding tax. See “Risk Factors—Risks Relating to Doing Business in China—Under the PRC enterprise income tax law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.”

Labor Laws and Social Insurance

The principle laws that govern employment include:

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Labor Law of the People’s Republic of China, promulgated by the Standing Committee of the National People’s Congress on July 5, 1994, effective since January 1, 1995 and amended on August 27, 2009; and

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Labor Contract Law of the People’s Republic of China, promulgated by the Standing Committee of the National People’s Congress on June 29, 2007 and effective since January 1, 2008 and amended on December 28, 2012.

According to the Labor Law and Labor Contract Law, employers must execute written labor contracts with full-time employees. All employers must compensate their employees with wages equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly comply with state rules and standards and provide employees with workplace safety training. Violations of the PRC Labor Contract Law and the PRC Labor Law may result in the imposition of fines and other administrative penalties. For serious violations, criminal liability may arise.

In addition, employers in China are required to provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds.

We have caused all of our full-time employees to enter into written labor contracts with us and have provided and currently provide our employees with the proper welfare and employment benefits.

New M&A Regulations and Overseas Listings

On August 8, 2006, six PRC governmental agencies jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rules, which became effective on September 8, 2006 and amended on June 22, 2009. The New M&A Rules require offshore special purpose vehicles formed to pursue overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals to obtain the approval of the Chinese Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on any stock exchange overseas.

The application of the M&A Rules remains unclear. Based on the understanding on the current PRC laws, rules and regulations and the M&A Rules of our PRC Legal Counsel, Jun He Law Offices, prior approval from the CSRC is not required under the M&A Rules for the listing and trading of our ADSs on the [NYSE/Nasdaq Global Market] because the company does not constitute a special purpose vehicle as defined by the M&A Rules which is required to obtain approval from the CSRC for overseas listings. However, as there has been no official interpretation or clarification of the M&A Rules, there is uncertainty as to how this regulation will be interpreted or implemented.

Considering the uncertainties that exist with respect to the issuance of new laws, regulations or interpretation and implementing rules, the opinion of Jun He Law Offices, summarized above, is subject to change. If the CSRC or another PRC regulatory agency subsequently determines that prior CSRC approval was required, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. For more information and discussion on this, see “Risk Factors—Risks Relating to Our ADSs and This Offering—The approval of the China Securities Regulatory Commission may be required in connection with this offering and, if required, we cannot assure you that we will be able to obtain such approval.”

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Yuqiang Deng	37	Director and Chief Executive Officer
Xiangdong Zhang	36	Director and President
Yingming Chang	38	Director and Chief Operating Officer
Aihua Huang	36	Director and Vice President of Technology
Edward Suning Tian	50	Director
Fei Yang	55	Director
Swee Ting Pan	36	Director
David Ying Zhang	40	Director
Winston Li	46	Chief Financial Officer

Yuqiang Deng is our co-founder and has been our director and chief executive officer since our inception. Prior to co-founding our company in 2003, Mr. Deng worked as an engineer at China Telecom from 1999 to 2001, and as a technology engineer at China Mobile from 2001 to 2003. In 2006, Mr. Deng was named as “Outstanding CEO” after a survey of the top 100 enterprises in China’s 3G industry and was awarded “China Mobile Multimedia Applications Profound Contributor.” In 2007, Mr. Deng was named one of the “Ten Leaders of New Media of the Year.” Mr. Deng received a bachelor’s degree in information science from Peking University in China.

Xiangdong Zhang is our co-founder and has been our director and president since our inception. Mr. Zhang worked for an internet start-up company which he co-founded from 2000 to 2001. From 2002 to 2003, Mr. Zhang worked for New Weekly magazine as a journalist. In 2009, Mr. Zhang was recognized by iResearch Consulting Group as “China’s Innovative Marketing Pioneer” of the year. Mr. Zhang received a bachelor’s degree in information science from Peking University in China.

Yingming Chang has been our chief operating officer since 2005. Before joining us, Mr. Chang served as a senior product manager and regional manager at BenQ China from 1999 to 2005, responsible for the business operation of multiple branches. Mr. Chang received a bachelor’s degree in information science from Peking University in China.

Aihua Huang has served as our director and vice president of technology in charge of development of application software since May 2010. Prior to joining us, Mr. Huang worked at AT&T Mobile from 2007 to 2010, responsible for mobile communication platform architecture design and software development. Mr. Huang is a member of Semiconductor Research Corporation, Materials Research Society and Institute of Electrical and Electronics Engineers. Mr. Huang received a bachelor’s degree in information science from Peking University in China and a master of science degree from the electrical and computer engineering department of North Carolina State University in the U.S.

Edward Suning Tian has served as our director since May 2010. Mr. Tian is the founder and chairman of China Broadband Capital Partners, L.P., or CBC Capital, since February 2006. Prior to founding CBC Capital, Mr. Tian was the vice chairman and chief executive officer of China Netcom Group Corporation (Hong Kong) Limited from November 2004 to May 2006. Mr. Tian also served as vice president of China Network Communications Corporation Ltd., the parent company of China Netcom Group Corporation (Hong Kong)

Limited during that period. From 1999 to 2002, Mr. Tian served as chief executive officer of China Netcom Corporation Ltd. Mr. Tian was the vice chairman of the board of directors of PCCW Limited from 2005 to 2007. Mr. Tian was the co-founder and chief executive officer of AsiaInfo-Linkage, Inc. (formerly known as AsiaInfo Holdings, Inc.) from 1993 to 1999. Mr. Tian has also played an important role in a number of financial institutions, including serving as an advisor of KKR & Co. L.P. Mr. Tian has been a member of the board of directors of AsiaInfo-Linkage, Inc. since 1993, an independent director of MarsterCard Incorporated since May 2006, an independent non-executive director of Lenovo Group Limited since August 2007, a non-executive director of China Jiuhao Health Industry Corporation Limited (formerly Media China Corporation Limited) since January 2008 and an independent non-executive director of Taikang Life Insurance Company Limited since July 2008. He is a member of the Harvard Business School Asia Advisory Committee and the Asia Pacific Council of the Nature Conservancy. Mr. Tian received a Ph.D. degree in natural resource management from Taxas Tech University and an M.S. degree in ecology from the Chinese Academy of Sciences.

Fei Yang has served as our director since January 2005. Mr. Yang joined IDG Capital Partners, or IDG Capital, in 1997 and has been a partner of IDG Capital since March 2006. Prior to joining IDG Capital, Mr. Yang was the director of IPO Division of Guangdong Government Securities Regulatory Commission, vice president of Guangdong United Future Exchange and the director of Consultant Division of Guangdong Foreign Trade and Economy Institute. Mr. Yang has profound experience and knowledge in economy research. He devoted himself to the project of “Strategy of Pushing Regional Economy Forward” launched by the central government of China in 1996. Graduated from Sun Yat Sen University in China, Mr. Yang received a bachelor’s degree in science in 1982 and a master’s degree in 1989.

Swee Ting Pan has served as our director since February 2011. Ms. Pan joined JAFCO Asia in March 2008 and is currently a director of JAFCO Asia responsible for investments in China. Prior to entering into venture investing industry, Ms. Pan worked at SINA Corporation where she spent five years leading the strategic alliances and product development efforts for the SINA USA-Finance Channel. Before joining SINA Corporation, Ms. Pan was a consultant with Sapient’s San Francisco office, where she advised companies such as Disney and Hallmark on their Internet strategies. Ms. Pan received her MBA degree from Harvard Business School and her bachelor’s degree in computer engineering from the University of Michigan, Ann Arbor.

David Ying Zhang has served as our director since June 2006. Mr. Zhang is a Founding Managing Partner for Matrix Partners China, where he oversees all of Matrix Partners China’s operations and is on the board of industry leading companies such as 21ViaNet, Huakang Financial, and many others. Matrix Partners China is an affiliate of Matrix Partners, one of the most well-regarded venture capital films in the world. Mr. Zhang was also instrumental in the establishment and growth of WI Harper’s Beijing operations as well as successful investments in Cardiva, Celestry Designs (sold to Cadence in 2003), Focus Media, iKang Healthcare Services, Maxthon, Daqi, Edan and others. Prior to WI Harper, he also worked at ABN AMRO Capital and Solomon Smith Barney, and he also worked at UCSF conducting research on multiple sclerosis. Mr. Zhang has been a member of the board of directors of Focus Media Holding Limited since September 2007. Mr. Zhang received an M.S. degree in biotechnology and business from Northwestern University and a B.S. in biology and chemistry from California State University, San Francisco.

Winston Li has been our chief financial officer since July 2013. Mr. Li has extensive experience in corporate finance, governance and management. He began his career as an attorney in New York and then relocated to Asia in 1997. He worked for Skadden, Arps, Slate, Meagher & Flom LLP & Affiliates in Beijing and Hong Kong from 1997 to 2002, and for Linklaters in Hong Kong as a partner from 2002 to 2004. Mr. Li has served as a director of Le Gaga Holdings Limited, a Chinese greenhouse vegetable producer listed on the NASDAQ Global Select Market since 2006, and an independent director of Country Style Cooking Restaurant Chain Co., Ltd, a fast-growing quick service restaurant chain listed on the NYSE since July 2013. From 2004 to 2010, Mr. Li was an independent director of ZTE Corporation, the largest public telecom equipment manufacturing company in China. Mr. Li received his bachelor of arts degree from Peking University and master of science degree from the University of Michigan, Ann Arbor. He received his J.D. degree from Columbia Law School.

Employment Agreements

We have entered into employment agreements with our senior executive officers. We may terminate a senior executive officer’s employment for cause at any time without remuneration for certain acts of the officer, such as being convicted of any criminal conduct, any act of gross or willful misconduct or any serious, willful, grossly negligent or persistent breach of any employment agreement provision, or engaging in any conduct which may make the continued employment of such officer detrimental to our company. We may also terminate a senior executive officer’s employment by giving one month’s prior written notice if the senior executive officer is not qualified for his position after we provide relevant training to him. A senior executive officer may terminate his or her employment at any time by giving one month’s prior written notice.

In connection with the employment agreement, each senior executive officer has entered into an intellectual property ownership and confidentiality agreement and agreed to hold all information, know-how and records in any way connected with the products of our company, including, without limitation, all software and computer formulae, designs, specifications, drawings, data, manuals and instructions and all customer and supplier lists, sales and financial information, business plans and forecasts, all technical solutions and the trade secrets of our company, in strict confidence perpetually. Each officer also agrees that we shall own all the intellectual property developed by such officer during his or her employment.

Board of Directors

Our board of directors currently consists of eight directors.              independent directors will join the board upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested provided the nature of the interest is disclosed prior to its consideration. Subject to our memorandum and articles of association, a director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Under our amended and restated shareholders agreement and our memorandum and articles of association currently in effect, we have provided rights to our shareholders to appoint directors. Our ordinary shareholders have the right to appoint four of our directors. Each of IDG Technology Venture Investment III, L.P., JAFCO Asia Technology Fund III, WI Harper INC Fund VI Ltd., and CBC Mobile Venture Limited has the right to appoint one director to our board of directors. Such shareholders’ right to appoint directors will automatically terminate upon the completion of this offering. Among our existing directors, Fei Yang was appointed by IDG Technology Venture Investment III, L.P., Swee Ting Pan was appointed by JAFCO Asia Technology Fund III, David Ying Zhang was appointed by WI Harper INC Fund VI Ltd. and Edward Suning Tian was appointed by CBC Mobile Venture Limited.

Committees of the Board of Directors

Prior to the completion of this offering, we intend to establish an audit committee, a compensation committee and a corporate governance and nominating committee under the board of directors. We intend to adopt a charter for each of the three committees prior to the completion of this offering. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of Messrs.             ,             , and             , and will be chaired by Mr.             . Mr.              and Mr.              satisfy the “independence” requirements of the [Nasdaq/NYSE] and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Mr.              qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent registered public accounting firm;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of any material control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with management and the independent registered public accounting firm; and

•	reporting regularly to the board.

Compensation Committee. Our compensation committee will consist of Messrs.             ,              and             , and will be chaired by Mr.             . Mr.              and Mr.              satisfy the “independence” requirements of [Nasdaq/NYSE]. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our directors may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee will be responsible for, among other things:

•	reviewing the total compensation package for our executive officers and making recommendations to the board with respect to it;

•	approving and overseeing the total compensation package for our executives other than the three most senior executives;

•	reviewing the compensation of our directors and making recommendations to the board with respect to it; and

•	periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee. Our nominating committee will consist of Messrs.             ,             , and, and will be chaired by Mr.             . Mr.              and Mr.              satisfy the “independence” requirements of [Nasdaq/NYSE]. The nominating committee will assist the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating committee will be responsible for, among other things:

•	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us;

•	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating committee itself; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. You should refer to “Description of Share Capital—Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board. Our directors are not subject to a term of office and hold office until such time as they resign or are removed from office by special resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director (1) becomes bankrupt or makes any arrangement or composition with his creditors; or (2) dies or becomes of unsound mind.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2012, we paid an aggregate of approximately RMB3.1 million in cash to our executive officers, and we did not pay any cash compensation to our non-executive directors. We have set aside, in the aggregate, approximately RMB213 thousand for pension or similar retirement benefits for our executive officers and directors, as required under PRC laws, for the fiscal year ended December 31, 2012. For details on the share incentive grants to our officers and directors, see “—Share Incentive Plans.”

Share Incentive Plans

We have adopted two share incentive plans, namely, the 2006 Plan and the 2010 Plan. The purpose of these two share incentive plans is to attract and retain the best available personnel by linking the personal interests of the members of the board, officers, employees and consultants to the success of our business and by providing such individuals with an incentive for outstanding performance to generate superior returns for our shareholders.

2006 Global Share Plan

We adopted the 2006 Plan in June, 2006. Under the 2006 Plan, the maximum number of shares in respect of which awards under the 2006 Plan may be granted is 11,507,900.

The following paragraphs summarize the terms of the 2006 Plan.

Types of Awards. The Plan permits the awards of options and rights to purchase restricted shares.

Plan Administration. Our board or a committee of our board duly authorized for the purpose of the 2006 Plan can act as the plan administrator. The plan administrator will determine the participants to receive the awards, the number of awards to be granted to each participant, and the terms and conditions of each award grant. The plan administrator can modify or amend each award grant and construe and interpret the terms of the 2006 Plan and the award grant.

Award Agreement. Options or rights to purchase restricted shares granted under the 2006 Plan are evidenced by an award agreement that sets forth the terms and conditions for each grant.

Exercise Price and Purchase Price. The excises price of an option may be determined by the plan administrator at its discretion. However, the exercise price in respect of certain incentive stock option shall not be less than the fair market value on the effective date of the 2006 Plan and may be varied at the election of the plan administrator. The purchase price in respect of restricted shares shall be determined by the plan administrator.

Eligibility. We may grant awards to our employees, directors or consultants or employees, directors or consultants or our parent companies or subsidiaries.

Term of the Awards. The option granted under the 2006 Plan shall be valid and effective for a period of ten years from the grant date. The right to purchase restricted shares will expire upon 30 days from the date of the grant.

Acceleration of Awards upon Change in Control. If a change in control of our company occurs and the successor entity refuses to assume or substitute for an award, unless the award agreement otherwise provides, the participant will vest in and have the right to exercise the awards as to all the underlying shares and all restrictions on restricted shares will lapse. If the participant does not exercise the award within a period of time as determined by the plan administrator, the award will terminate upon expiration of such period for no consideration.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is set forth in the award agreement.

Transfer Restrictions. Awards may not be transferred in any manner by the recipient other than by will or the laws of descent and distribution, except as otherwise provided by the plan administrator.

Termination. The plan administrator may at any time terminate the operation of the 2006 Plan.

2010 Global Share Plan

We adopted the 2010 Plan in June, 2010. Under the 2010 Plan, the maximum number of shares in respect of which awards under the 2010 Plan may be granted is 22,237,980.

The terms and conditions under 2010 Plan are substantially the same as those stipulated in the 2006 Plan except the exercise price of certain incentive option and the purchase price of a restricted share, which shall not be less than US$0.8826.

The following table summarizes, as of the date of this prospectus, the outstanding options granted to our executive officers, directors and other individuals as a group.

	Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)		Date of Grant	Date of Expiration
Aihua Huang	*	1.3		December 1, 2010	November 30, 2020
	*	1.1		December 1, 2011	November 30, 2021
Other individuals as a group	246,400	0.87		December 1, 2006	November 31, 2016
	121,500	1.3		December 31, 2007	December 31, 2017
	156,300	1.3		July 1, 2008	June 30, 2018
	323,400	1.3		December 31, 2008	December 31, 2018
	103,800	1.3		July 1, 2009	June 30, 2019
	468,700	1.3		December 1, 2009	November 30, 2019
	1,646,948	0.7		December 1, 2010	November 30, 2020
	470,600	1.3		December 1, 2010	November 30, 2020
	63,800	1.5		July 1, 2011	June 30, 2021
	99,599	1.9		July 1, 2011	June 30, 2021
	150,000	1.2		December 1, 2011	November 30, 2021
	472,350	1.9		December 1, 2011	November 30, 2021
	667,430	1.8	(1)	December 1, 2011	Five years after the vesting date
	75,675	1.9		July 1, 2012	June 30, 2022
	290,288	1.9		December 1, 2012	November 30, 2022

Total	5,772,790

*	The aggregate number of ordinary shares underlying the outstanding options held by this individual is less than 1% of our total outstanding shares
(1)	In the event that the post-IPO valuation of our company is not less than US$1 billion, the exercise price shall be US$1.8 per share. In the event that the post-IPO valuation of our company is less than US$1 billion, the exercise price shall be half of the public offering price per share of our company.

We have historically determined the exercise price of shares granted under the 2006 Plan and the 2010 Plan based on a number of factors, such as the type of awards, the length of time in which such employees were with our company the function of such employees and the price of our preferred share issuances or service time and type of a consultant. Certain employees who joined our company near its inception were issued options with lower exercise prices than other employees. In addition, employees who we consider to be our key personnel may also be issued options with a lower exercise price.

PRINCIPAL [AND SELLING] SHAREHOLDERS

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this prospectus by:

•

each of our directors and executive officers, including one director who will resign upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part and the appointees who will become directors at that time;

•	each person known to us to own beneficially more than 5% of our ordinary shares;[ and

•	each selling shareholder.]

The calculations in the table below are based on 137,983,272 ordinary shares on an as-converted basis outstanding as of the date of this prospectus, including 86,678,104 ordinary shares into which all of our outstanding preferred shares will automatically convert upon completion of this offering, and              ordinary shares outstanding immediately after the completion of this offering, assuming the underwriters do not exercise their over-allotment option.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Being Sold in This Offering		Ordinary Shares Beneficially Owned After This Offering
	Number	%†	Number	%†	Number	%†
Directors and Executive Officers:
Yuqiang Deng(1)	38,895,676	27.5
Xiangdong Zhang(2)	10,028,692	7.1
Yingming Chang(3)	4,047,600	2.9
Aihua Huang(4)	—	—
Suning Tian(5)	20,583,161	14.6
Fei Yang(6)	40,540,928	28.7
Swee Ting Pan(7)	13,552,715	9.6
David Ying Zhang(8)	13,786,900	9.7
Winston Li(9)	—	—
All Directors and Executive Officers as a Group	141,435,672	100

Principal [and Selling] Shareholders:
Yuqiang Deng	38,895,676	27.5
Xiangdong Zhang	10,028,692	7.1
IDG funds(10)	40,540,928	28.7
JAFCO Asia Technology Fund III(11)	13,552,715	9.6
WI Harper INC Fund VI Ltd.(12)	13,786,900	9.7
CBC Mobile Venture Limited(13)	20,583,161	14.6

†	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding, which is 137,983,272 on an as-converted basis as of the date of this prospectus, and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after the date of this prospectus.

(1)	Represents 38,895,676 ordinary shares beneficially held by Mr. Yuqiang Deng. The business address of Mr. Deng is Floor 16, Tower A, China International Center, No. 33 Zhongshan 3rd Road, Yuexiu District, Guangzhou 510055, China.
(2)	Represents 10,028,692 ordinary shares held by Mr. Xiangdong Zhang. The business address of Mr. Zhang is Floor 17, Tower A, China International Center, No. 33 Zhongshan 3rd Road, Yuexiu District, Guangzhou 510055, China.
(3)	Represents (i) 595,200 ordinary shares directly held by Mr. Yuqiang Deng in trust for Mr. Yingming Chang over which Mr. Yingming Chang has the voting power, and (ii) 3,452,400 ordinary shares Mr. Chang has the right to acquire within 60 days of the date of this prospectus. The business address of Mr. Chang is Floor 17, Tower A, China International Center, No. 33 Zhongshan 3rd Road, Yuexiu District, Guangzhou 510055, China.
(4)	The business address of Mr. Aihua Huang is Floor 17, Tower A, China International Center, No. 33 Zhongshan 3rd Road, Yuexiu District, Guangzhou 510055, China.
(5)	Represents (i) 18,694,765 ordinary shares issuable upon the conversion of series C-1 preferred shares and (ii) 1,888,396 ordinary shares issuable upon the conversion of series C-3 preferred shares held by CBC Mobile Venture Limited. Mr. Tian is a partner of China Broad Capital CBC Mobile Venture Limited and is deemed to have the voting and investment power over shares held by CBC Mobile Venture Limited. The business address of Mr. Sunning Tian is Unit 906, Level 9, Cyberport 2, 100 Cyberport Road, Hong Kong, China.
(6)	Represents (i) 21,428,600 ordinary shares issuable upon the conversion of series A preferred shares held by IDG Technology Venture Investment III, L.P., (ii) (a) 458,724 ordinary shares, (b) 8,716,300 ordinary shares issuable upon the conversion of series B preferred shares, (c) 2,619,667 ordinary shares issuable upon the conversion of series C-1 preferred shares and (d) 2,935,273 ordinary shares issuable upon of series C-2 preferred shares, held by IDG-Accel China Growth Fund L.P., (iii) (a) 93,742 ordinary shares, (b) 1,781,200 ordinary shares issuable upon the conversion of series B preferred shares, (c) 535,336 ordinary shares issuable upon the conversion of series C-1 preferred shares and (d) 599, 851 ordinary shares issuable upon of series C-2 preferred shares, held by IDG-Accel China Growth Fund-A L.P., and (iv) (a) 42,734 ordinary shares, (b) 812,000 ordinary shares issuable upon the conversion of series B preferred shares, (c) 244,045 ordinary shares issuable upon the conversion of series C-1 preferred shares and (d) 273,456 ordinary shares issuable upon the conversion of series C-2 preferred shares, held by IDG-Accel China Investors L.P. We refer to these funds collectively as the IDG funds. Mr. Fei Yang is associated with IDG Technology Venture Investment III, L.P. and IDG-Accel China Growth Fund L.P and is deemed to have the voting and investment power over shares held by IDG funds. The business address of Mr. Yang is Room 1002, No. 88 Taoyu Road, Tianhe District, Guangzhou, China.
(7)	Represents (i) 595,200 ordinary shares, (ii) 11,607,200 ordinary shares issuable upon the conversion of series B preferred shares and (iii) 1,350,315 ordinary shares issuable upon the conversion of series C-2 preferred shares held by JAFCO Asia Technology Fund III. Ms. Pan is a director of JAFCO Asia Technology Fund III and is deemed to have the voting and investment power over shares held by JAFCO Asia Technology Fund III. The business address of Ms. Swee Ting Pan is Suite 42-021, 42/F, Hang Seng Bank Tower, 1000 Lujiazui Ring Road, Pudong New Area, Shanghai 200120, China.
(8)

Represents (i) 595,200 ordinary shares, (ii) 11,309,500 ordinary shares issuable upon the conversion of series B preferred shares, (iii) 566,508 ordinary shares issuable upon the conversion of series C-1 preferred shares and (iv) 1,315,692 ordinary shares issuable upon the conversion of series C-2 preferred shares held by WI Harper INC Fund VI Ltd. Mr. Zhang is deemed to have the voting and investment power over shares held by WI Harper INC Fund VI Ltd. The business address of Mr. Zhang is Suite 2601, Taikang Financial Tower, No. 38 Yard East 3rd Ring Road, Chaoyang, District, Beijing, China.

(9)	The business address of Mr. Li is Floor 17, Tower A, China International Center, No. 33 Zhongshan 3rd Road, Yuexiu District, Guangzhou 510055, China.
(10)

Represents (i) 21,428,600 ordinary shares issuable upon the conversion of series A preferred shares held by IDG Technology Venture Investment III, L.P., (ii) (a) 458,724 ordinary shares, (b) 8,716,300 ordinary shares issuable upon the conversion of series B preferred shares, (c) 2,619,667 ordinary shares issuable upon the conversion of series C-1 preferred shares and (d) 2,935,273 ordinary shares issuable upon of series C-2 preferred shares, held by IDG-Accel China Growth Fund L.P., (iii) (a) 93,742 ordinary shares, (b) 1,781,200 ordinary shares issuable upon the conversion of series B preferred shares, (c) 535,336 ordinary shares issuable upon the conversion of series C-1 preferred shares and (d) 599, 851 ordinary shares issuable upon of series C-2 preferred shares, held by IDG-Accel China Growth Fund-A L.P., and (iv) (a) 42,734 ordinary shares, (b) 812,000 ordinary shares issuable upon the conversion of series B preferred shares, (c) 244,045 ordinary shares issuable upon the conversion of series C-1 preferred shares and (d) 273,456 ordinary shares issuable upon of series C-2 preferred shares, held by IDG-Accel China Investors L.P. The voting and dispositive power in the shares held by IDG Technology Venture Investment III, L.P., IDG-Accel China Growth Fund L.P., IDG-Accel China Growth Fund-A L.P. and IDG-Accel China Investors L.P. are ultimately controlled by Mr. Quan Zhou and Mr. Chi Sing Ho. IDG Technology Venture Investment III, L.P. is incorporated in Delaware. IDG-Accel China Growth Fund L.P., IDG-Accel China Growth Fund-A L.P. and IDG-Accel China Investors L.P. are incorporated in the Cayman Islands. The registered address of IDG Technology Venture Investment III, L.P. is the Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801. The registered address of IDG-Accel China Growth Fund L.P. is Intertrust SPV (Cayman) Limited, 190 Elgin Avenue, Geroge Town, Grand Cayman KY1-9005, Cayman Islands. The registered address of IDG-Accel China Growth Fund-A L.P. is Intertrust SPV (Cayman) Limited, 190 Elgin Avenue, Geroge Town, Grand Cayman KY1-9005, Cayman Islands. The registered address of IDG-Accel China Investors L.P. is Intertrust SPV (Cayman) Limited, 190 Elgin Avenue, Geroge Town, Grand Cayman KY1-9005, Cayman Islands.

(11)	Represents (i) 595,200 ordinary shares, (ii) 11,607,200 ordinary shares issuable upon the conversion of series B preferred shares and (iii) 1,350,315 ordinary shares issuable upon the conversion of series C-2 preferred shares. The voting and dispositive power in the shares held by JAFCO Asia Technology Fund III is controlled by JAFCO Asia Technology Holdings III Limited, which is ultimately controlled by an investment committee comprising of Messrs. Yoshiyuki Shibusawa and Junitsu Uchikata. Each such person disclaims beneficial ownership of the securities held by JAFCO Asia Technology Fund III, except to the extent of each person’s pecuniary interest therein. The registered address of JAFCO Asia Technology Fund III is 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.
(12)	Represents (i) 595,200 ordinary shares, (ii) 11,309,500 ordinary shares issuable upon the conversion of series B preferred shares, (iii) 566,508 ordinary shares issuable upon the conversion of series C-1 preferred shares and (iv) 1,315,692 ordinary shares issuable upon the conversion of series C-2 preferred shares. Mr. David Ying Zhang is deemed to have the voting and investment power over shares held by WI Harper INC Fund VI Ltd., which is ultimately controlled by Pete Yeau-Hwan Liu, a general partner of WI Harper Fund 6 and Mr. David Ying Zhang. The registered address of WI Harper INC Fund VI Ltd. is M&C Corporate Services Limited, PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.
(13)	Represents (i) 18,694,765 ordinary shares issuable upon the conversion of series C-1 preferred shares and (ii) 1,888,396 ordinary shares issuable upon the conversion of series C-3 preferred shares. The voting and dispositive power in the shares held by CBC Mobile Venture Limited is controlled by China Broadband Capital Partners L.P., which is ultimately controlled by Mr. Suning Tian. The registered address of CBC Mobile Venture Limited is Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands.

As of the date of this prospectus, none of the ordinary shares are held of record by shareholders in the United States and 21,428,600 series A preferred shares are held of record by IDG Technology Venture Investment III, L.P., a preferred shareholder in the United States, representing approximately 15.5% of our total outstanding shares on an as-converted basis. None of our outstanding series B and Series C-1, C-2 and C-3 preferred shares are held by record holders in the United States. None of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Contractual Arrangements

We operate our relevant business through contractual arrangements between Jiubang Computer, our PRC subsidiary, and Jiubang Digital, Sanju Advertising, Hengye and Zhiteng, our variable interest entities, together with respective shareholders of our variable interest entities. Please see “Corporate History and Structure” for a description of these contractual arrangements.

Transactions with Affiliates

Our co-founders, Mr. Yuqiang Deng and Mr. Xiangdong Zhang, borrowed RMB3,511,093 and RMB1,265,454, respectively, from us in 2012. The outstanding amounts due to us from Mr. Deng and Mr. Zhang as of December 31, 2012 were non-interest bearing and were repaid to us in full in cash on August 21, 2013.

Jiubang Digital and Sanju Advertising have entered into advertising agency cooperation agreements, whereby Sanju Advertising acts as Jiubang Digital’s exclusive agent for the sales of advertising on 3G.cn. 80% of the sales generated by Sanju Advertising is attributed to Jiubang Digital. The agreement is renewed on an annual basis. In the years ended December 31, 2011 and 2012, the aggregate advertising revenues of Jiubang Digital sharing from Sanju Advertising was RMB20 million and RMB27.5 million, respectively. These transactions are among variable interest entities, where we are the primary beneficiary, and therefore are eliminated upon consolidation.

Private Placements

See “Description of Share Capital—History of Securities Issuances.”

Shareholders Agreements

We entered into our amended and restated shareholders agreement in June 2010 with our shareholders, which consist of holders of ordinary shares, series A, series B and series C preferred shareholders.

Under this shareholders agreement, series A, series B and series C preferred shareholders, subject to certain conditions, have a right of first refusal with respect to any issuance of new shares by us, excluding the issuance of securities in connection with this offering, under our 2006 Plan and 2010 Plan. In addition, Series A, Series B and Series C preferred shareholders have a right of first refusal and a co-sale right with respect to any transfer of our shares by other shareholders, and holders of more than 80% of our preferred shares also have a drag-along right with respect to the disposition of all or substantially all of the company’s assets or business or a change of control of our company. We have also granted certain registration rights to our shareholders. See “Description of Share Capital—Registration Rights.”

Under our fourth amended and restated memorandum and articles of association, which is currently effective, holders of our preferred shares are entitled to dividends prior to ordinary shares, and holders of our preferred shares are entitled to a liquidation preference and redemption rights.

Liquidation preference. In the event of a liquidation or winding-up of our company, holders of our series C preferred shares are entitled to receive, prior to any distribution to holders of ordinary shares and any other class or series of shares then outstanding, an amount equal to 100% of their initial investment in the series C preferred shares, plus all declared but unpaid dividends. After such distribution to series C preferred shareholders, series B and series A preferred shareholders are entitled to, on parity with each other, but prior to any distribution to the holders of ordinary shares, an amount equal to 100% of their initial investment in the series B or series A preferred shares, plus all declared but unpaid dividends. After such distribution to series B and series A preferred shareholders, series C preferred shareholders are entitled to a further liquidation preference. Series B and series A preferred shareholders will be entitled to a further liquidation subsequent to further liquidation to series C preferred shareholders.

Redemption rights. Holders of our preferred shares have the right to obligate us to redeem the outstanding preferred shares after September 30, 2014. The redemption price will be subject to the initial investment amount of the preferred shares, the return on the initial investment amount and our cash balance.

Except for the registration rights, all the preferential rights will automatically terminate upon the completion of this offering.

Employment Agreements

See “Management—Employment Agreements.”

Share Incentives

See “Management—Share Incentive Plans.”

DESCRIPTION OF SHARE CAPITAL

We expect to become a Cayman Islands exempted company with limited liability in the near future and our affairs will be governed by our memorandum and articles of association, as amended and restated from time to time and the Companies Law (2012 Revision) of the Cayman Islands, which is referred to as the Companies Law below.

As of the date hereof, our authorized share capital is US$50,000 divided into 500,000,000 shares comprising of 413,321,896 ordinary shares with a par value of US$0.0001 each and 86,678,104 preferred shares with a par value of US$0.0001 each, of which 21,428,600 preferred shares are designated as series A preferred shares, 34,226,200 preferred shares are designated as series B preferred shares, 22,660,321 preferred shares are designated as series C-1 preferred shares, 6,474,587 preferred shares are designated as series C-2 preferred shares and 1,888,396 are designated as series C-3 preferred shares. As of the date of this prospectus, there are 51,305,168 ordinary shares issued and outstanding. All of our issued and outstanding preferred shares will automatically convert into 86,678,104 ordinary shares immediately upon the completion of this initial public offering.

We had conditionally adopted the fifth amended and restated memorandum and articles of association, which will become effective immediately upon completion of this offering and will replace our pre-offering fourth amended and restated memorandum and articles of association in its entirety. The following are summaries of material provisions of our fifth amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares. You should read the form of our fifth amended and restated memorandum and articles of association, which have been filed as exhibits to the registration statement of which this prospectus is a part.

Ordinary Shares

General

All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors (provided always that dividends may be declared and paid only out of funds legally available therefor, namely out of either profit or our share premium account).

Voting Rights

Each holder of ordinary shares is entitled to one vote on a show of hands or, on a poll, each holder is entitled to have one vote for each share registered in his name on the register of members, on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder present in person or by proxy.

Maples and Calder, our counsel as to Cayman Islands law, has advised that such voting structure is in compliance with current Cayman Islands law as in general terms, a company and its shareholders are free to provide in the articles of association for such rights as they consider appropriate, subject to such rights not being contrary to any provision of the Companies Law and not inconsistent with common law. Maples and Calder has confirmed that the inclusion in the articles of provisions giving weighted voting rights to specific shareholders generally or on specific resolutions is not prohibited by the Companies Law. Further, weighted voting provisions have been held to be valid as a matter of English common law and therefore it is expected that such would be upheld by a Cayman Islands court.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of votes attached to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of votes cast attached to the ordinary shares. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association.

Transfer of Ordinary Shares

Subject to the restrictions contained in our articles of association, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share. Our board of directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;

•	the instrument of transfer is properly stamped, if required;

•	the ordinary shares transferred are fully paid and free of any lien in favor of us;

•	any fee related to the transfer has been paid to us; and

•	the transfer is not to more than four joint holders.

If our directors refuse to register a transfer they are required, within three months after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares will be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately. We are a “limited liability” company registered under the Companies Law, and under the Companies Law, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. Our memorandum of association contains a declaration that the liability of our members is so limited.

Calls on Ordinary Shares and Forfeiture of Ordinary shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares

Subject to the provisions of the Companies Law and other applicable law, we may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares

If at any time, our share capital is divided into different classes of shares, all or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. Consequently, the rights of any class of shares cannot be detrimentally altered without a majority of two-thirds of the vote of all of the shares in that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights will not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

General Meetings of Shareholders

Shareholders’ meetings may be convened by a majority of our board of directors or our chairman. Additionally, on the requisition of shareholders representing not less than 40% of the voting rights entitled to vote at general meetings, the board shall convene an extraordinary general meeting. Advance notice of at least fourteen days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least two shareholders present or by proxy, representing not less than one-third in nominal value of the total issued voting shares in our company.

Election and Removal of Directors

Unless otherwise determined by our company in general meeting, our articles provide that our board will consist of not less than three directors. There are no provisions relating to retirement of directors upon reaching any age limit.

The directors have the power to appoint any person as a director either to fill a casual vacancy on the board or, subject to authorization by the members in the general meeting, as an addition to the existing board, but so that the number of directors so appointed will not exceed any maximum number determined from time to time by the members in general meeting. Any director appointed by the board to fill a casual vacancy will hold office until the next annual general meeting of members after his appointment and be subject to re-election at such meeting.

Our articles provide that persons standing for election as directors at a duly constituted general meeting with requisite quorum are appointed by shareholders by way of ordinary resolution.

A director may be removed with or without cause by special resolution. The notice must contain a statement of the intention to remove the director and must be served on the director not less than ten days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his removal.

Proceedings of Board of Directors

Our articles provide that our business is to be managed and conducted by our board of directors. The quorum necessary for board meetings may be fixed by the board and, unless so fixed at another number, will be a majority of the directors.

Our articles provide that the board may from time to time at its discretion exercise all powers of our company to raise or borrow money, to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of our company and, subject to the Companies Law, issue debentures, bonds and other securities of our company, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will in our articles provide our shareholders with the right to inspect our list of shareholders and to receive annual audited financial statements. See “Where You Can Find More Information.”

Changes in Capital

Our shareholders may from time to time by ordinary resolution:

•	increase our share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•

sub-divide our existing shares, or any of them into shares of a smaller, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; or

•

cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

We may by special resolution, subject to any confirmation or consent required by the Companies Law, reduce our share capital, share premium account or any capital redemption reserve in any manner permitted by law.

Exempted Company

We are an exempted company with limited liability under the Companies Law of the Cayman Islands. The Companies Law in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company’s register of members is not required to be open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue no par value, negotiable or bearer shares;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. Upon the closing of this offering, we will be subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Except as otherwise disclosed in this prospectus, we currently intend to comply with the [Nasdaq/NYSE] rules in lieu of following home country practice after the closing of this offering. In addition, our articles of association allow directors to call a special meeting of shareholders pursuant to the procedures set forth in our articles.

Differences in Corporate Law

The Companies Law is derived, to a large extent, from the older Companies Acts of England but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Law and the current Companies Act of England. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a combined company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders or creditors (representing 75% by value) with whom the arrangement is to be made and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a takeover offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association provide for the indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from the dishonesty, wilful default or fraud which may attach to such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in the Memorandum and Articles of Association

Some provisions of our memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association, as amended and restated from time to time, for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his or her position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but in keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association provides that, on the requisition of shareholders representing not less than 40% of the voting rights entitled to vote at general meetings, the board shall convene an extraordinary general meeting. However, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. However, our articles of association require us to call such meetings every year.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our articles of association, directors may be removed by special resolution.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation or bylaws that is approved by its shareholders, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Companies Law of the Cayman Islands and our memorandum and articles of association, our company may be dissolved, liquidated or wound up by a special resolution, or by an ordinary resolution on the basis that our company is unable to pay its debts as they fall due.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the written consent of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under the Cayman Islands law, our memorandum and articles of association may only be amended by special resolution of our shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Directors’ Power to Issue Shares

Subject to applicable law, our board of directors is empowered to issue or allot shares or grant options and warrants with or without preferred, deferred, qualified or other special rights or restrictions.

History of Securities Issuances

Ordinary Shares, Preferred Shares, Warrant and Option Grants,

The following is a summary of our securities issuances in the past three years:

Ordinary Shares

In May 2010, we issued at par value a total of 3,571,200 ordinary shares, including 595,200 shares to Mr. Yuqiang Deng, 595,200 shares to Mr. Xiangdong Zhang, 595,200 shared to Mr. Yingming Chang, 595,200 shares to JAFCO Asia Technology Fund III, 458,724 shares to IDG-Accel China Growth Fund L.P., 93,742 shares to IDG-Accel China Growth Fund-A L.P., 42,734 shares to IDG-Accel China Investors L.P. and 595,200 shares to WI Harper INC Fund VI Ltd.

Immediately after such allotment, Mr. Yingming Chang transferred at par value 595,200 ordinary shares to Mr. Yuqiang Deng and ceased to be a shareholder of our company.

In June 2010, we repurchased from Mr. Yuqiang Deng and Mr. Xiangdong Zhang, respectively, 1,699,524 and 566,508 ordinary shares for an aggregate consideration of US$2 million for cancellation.

Preferred Shares and Warrants

In June 2010, we issued and sold a total of 22,660,321 series C-1 preferred shares, including 18,694,765 shares to CBC Mobile Venture Limited, 2,619,667 shares to IDG-Accel China Growth Fund L.P., 535,336 shares to IDG-Accel China Growth Fund-A L.P., 244,045 shares to IDG-Accel China Investors L.P., 566,508 shares to WI Harper INC Fund VI Ltd., for an aggregate consideration of US$20 million, or approximately US$0.8826 per share. Concurrently, as a result of the exchange of convertible notes in an amount of US$4 million issued by us in January 2009, we issued a total of 6,474,587 series C-2 preferred shares, including, 599,851 shares to IDG-Accel China Growth Fund-A L.P., 273,456 shares to IDG-Accel China Investors L.P., 2,935,273 shares to IDG-Accel China Growth Fund L.P., 1,350,315 shares to JAFCO Asia Technology Fund III and 1,315,692 shares to WI Harper INC Fund VI Ltd., for an aggregate consideration of US$4 million, or approximately US$0.6178 per share. In connection with our series C preferred shares financing, we granted and issued warrants to CBC Mobile Venture Limited, pursuant to which, CBC Mobile Venture Limited is entitled to purchase from us a total of 1,888,396 series C-3 preferred shares.

In June 2011, we issued and sold 1,888,396 series C-3 preferred shares to CBC Mobile Venture Limited, as a result of the exercise of warrants which we granted in June 2010, for an aggregate consideration of US$2.0 million, or approximately US$1.0591 per share.

Share Split

On May 27, 2010, we effected a 100-for-1 share split. As a result of the share split, the number of our total authorized shares increased from 5,000,000 to 500,000,000 with a par value of 0.0001 per share. The share split has been retroactively reflected for all periods presented in this prospectus.

Option Grants

We granted options to purchase our ordinary shares to certain of our directors, executive officers and employees and consultants under our 2006 Plan and 2010 Plan, for their past and future services. See “Management—Share Incentive Plans.”

Registration Rights

Pursuant to our current amended and restated shareholders agreement dated June 8, 2010, we have granted certain registration rights to holders of our registrable securities, which include our ordinary shares issued or issuable pursuant to conversion of our preferred shares. Set forth below is a description of the registration rights granted under the agreement.

Demand Registration Rights. (1) holders of at least 80% of our outstanding registrable securities or (2) any time after six months following the completion of this offering, holders of at least 25% of our outstanding registrable securities, have the right to demand that we file a registration statement covering the registration of all or a part of registrable securities then outstanding. We, however, are not obligated to effect a demand registration if we have effected three demand registrations and such registration have been declared effective. We have the right to defer filing of a registration statement for a period of not more than 60 days after the receipt of the request of the initiating holders if our president or chief executive officer determines in good faith that filing of a registration will be materially detrimental to us and our shareholders, but we cannot exercise the deferral right more than once in any 12-month period and cannot register any other securities during such 60-day period. Further, if the registrable securities are offered by means of an underwriting and the underwriter advises the initiating holders in writing that marketing factors require a limitation of the number of securities to be underwritten, the number of the registrable securities will be allocated among the holders on a pro rata basis according to the number of registrable securities each holder requesting registration is entitled to include in the offering.

Piggyback Registration Rights. If we propose to publicly offering our ordinary shares for our own account or for the account of a security holder, other than relating to any employee benefit plan or a corporate reorganization or a registration in which the only securities being registered are ordinary shares issuable upon conversion of debt securities are also being registered, we must offer holders of our registrable securities an opportunity to include in the registration all or any part of their registrable securities. If the managing underwriters of any underwritten offering determine in good faith that marketing factors require a limitation of the number of shares to be underwritten, the managing underwriters may decide to exclude shares from the registration and the underwriting and to allocate the number of securities first to us and second to each of holders requesting for the inclusion of their registrable securities on a pro rata basis based on the total number of registrable securities held by each such holder and third, to holders of other securities of our company, provided that (1) only in our initial public offering may any registrable securities be excluded from such offering, and (2) in the case of any of our public offering subsequent to the initial public offering, the number of securities of selling holders of registrable securities may not be reduced below 25% of the aggregate number of registrable securities requested to be included in such offering.

Form F-3 Registration Rights. Holders have the right to request that we effect registration statements on Form F-3 at any time after our initial public offering. We, however, are not obligated to effect such registration if, among other things, (1) Form F-3 is not available for such offering by the holders of registrable securities, (2) the aggregate anticipated price of such offering is less than US$0.5 million, and (3) we have effected a registration within the six-month period preceding the date of such request for Form F-3 registration. We have the right to defer filing of a Form F-3 registration statement for a period of not more than 60 days after the receipt of the request of relevant holders if our president or chief executive officer determines in good faith that filing of such registration will be materially detrimental to us and our shareholders, but we cannot exercise the deferral right more than once in any 12-month period and cannot register any other securities during such 60-day period.

Expenses of Registration. We will bear all registration expenses and the fees of a single counsel for the selling holders incurred in connection with any demand, piggyback or F-3 registration. All the registration expenses incurred other than the demand, piggyback, or F-3 registration, will be apportioned among the selling holders and the company. We are also not required to pay for any expenses of any registration proceeding begun in response to holders’ exercise of their demand registration rights if the registration request is subsequently withdrawn at the request of the holders of a majority of the registrable securities to be registered, subject to a few exceptions.

Termination of Obligations. We have no obligation to effect any demand, piggyback or Form F-3 registration upon the earlier of (i) the fifth anniversary after the completion of this offering; and (ii) as to any registrable security holder, at such time as all registrable securities owned by such holder may be sold in any three-month period without registration pursuant to Rule 144 under the Securities Act.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

            , as depositary, will register and deliver the ADSs. Each ADS will represent ownership              of              ordinary shares deposited with the office in Hong Kong of             , as custodian for the depositary. Each ADS will also represent ownership of any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at             . The principal executive office of the depositary is located at             .

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, or DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.

We will not treat ADS holders as our shareholders and accordingly, you, as an ADS holder, will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the ordinary shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. The laws of the State of New York govern the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American Depositary Receipt. For directions on how to obtain copies of those documents, see “Where You Can Find Additional Information.”

Holding the ADSs

How will you hold your ADSs?

You may hold ADSs either (1) directly (a) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (b) by holding ADSs in DRS, or (2) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent as of the record date (which will be as close as practicable to the record date for our ordinary shares) set by the depositary with respect to the ADSs.

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Cash. The depositary will convert any cash dividend or other cash distribution we pay on the ordinary shares or any net proceeds from the sale of any ordinary shares, rights, securities or other entitlements into U.S. dollars if it can do so on a reasonable basis, and can transfer the U.S. dollars to the United States. If that is not possible or lawful or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid and such funds will be held in a segregated account. It will not invest the foreign currency and it will not be liable for any interest.

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Before making a distribution, any taxes or other governmental charges, together with fees and expenses of the depositary, that must be paid, will be deducted. See “Taxation.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

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Shares. The depositary may distribute additional ADSs representing any ordinary shares we distribute as a dividend or free distribution to the extent reasonably practicable and permissible under law. The depositary will only distribute whole ADSs. It will try to sell ordinary shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new ordinary shares. The depositary may sell a portion of the distributed ordinary shares sufficient to pay its fees and expenses in connection with that distribution.

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Elective Distributions in Cash or Shares. If we offer holders of our ordinary shares the option to receive dividends in either cash or shares, the depositary, after consultation with us and having received timely notice as described in the deposit agreement of such elective distribution by us, has discretion to determine to what extent such elective distribution will be made available to you as a holder of the ADSs. We must first instruct the depositary to make such elective distribution available to you and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practical to make such elective distribution available to you, or it could decide that it is only legal or reasonably practical to make such elective distribution available to some but not all holders of the ADSs. In such case, the depositary shall, on the basis of the same determination as is made in respect of the ordinary shares for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional ADSs representing ordinary shares in the same way as it does in a share distribution. The depositary is not obligated to make available to you a method to receive the elective dividend in shares rather than in ADSs. There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of ordinary shares.

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Rights to Purchase Additional Shares. If we offer holders of our ordinary shares any rights to subscribe for additional shares or any other rights, the depositary may after consultation with us and having received timely notice as described in the deposit agreement of such distribution by us, make these rights available to you. We must first instruct the depositary to make such rights available to you and furnish the depositary with satisfactory evidence that it is legal to do so. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the net proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

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Other Distributions. Subject to receipt of timely notice, as described in the deposit agreement, from us with the request to make any such distribution available to you, and provided the depositary has determined such distribution is lawful and reasonably practicable and feasible and in accordance with the terms of the deposit agreement, the depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice: it may decide to sell what we distributed and distribute the net proceeds in the same way as it does with cash; or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.

Except for ordinary shares deposited by us in connection with this offering, no shares will be accepted for deposit during a period of 180 days after the date of this prospectus. The 180-day lock-up period is subject to adjustment under certain circumstances as described in the section entitled “Shares Eligible for Future Sale—Lock-up Agreements.”

How do ADS holders cancel an American Depositary Share?

You may turn in your ADSs at the depositary’s corporate trust office or by providing appropriate instructions to your broker. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

How do ADS holders interchange between Certificated ADSs and Uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

How do you vote?

You may instruct the depositary to vote the ordinary shares or other deposited securities underlying your ADSs. Otherwise, you could exercise your right to vote directly if you withdraw the ordinary shares. However, you may not know about the meeting sufficiently enough in advance to withdraw the ordinary shares.

If we ask for your instructions and upon timely notice from us by regular, ordinary mail delivery, or by electronic transmission, as described in the deposit agreement, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will (1) describe the matters to be voted on and (2) explain how you may instruct the depositary to vote the ordinary shares or other deposited securities underlying your ADSs as you direct, including an express indication that such instruction may be given or deemed given in accordance with the second to last sentence of this paragraph if no instruction is received, to the depositary to give a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them in writing on or before the date specified. The depositary will try, as far as practical, subject to the laws of the Cayman Islands and the provisions of our memorandum and articles of association, to vote or to have its agents vote the ordinary shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. If we timely requested the depositary to solicit your instructions but no instructions are received by the depositary from an owner with respect to any of the deposited securities represented by the ADSs of that owner on or before the date established by the depositary for such purpose, the depositary shall deem that owner to have instructed the depositary to give a discretionary proxy to a person designated by us with respect to such deposited securities, and the depositary shall give a discretionary proxy to a person designated by us to vote such deposited securities. However, no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter if we inform the depositary we do not wish such proxy given, substantial opposition exists or the matter materially and adversely affects the rights of holders of the ordinary shares.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the ordinary shares underlying your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and you may have no recourse if the ordinary shares underlying your ADSs are not voted as you requested.

Advance notice of at least ten clear days is required for the convening of our annual general meeting and any other general meeting of our shareholders. In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we will try to give the depositary notice of any such meeting and details concerning the matters to be voted upon more than 30 business days in advance of the meeting date.

Fees and Expenses

As an ADS holder, you will be required to pay the following service fees to the depositary bank:

Service	Fees
• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property	Up to US$0.05 per ADS issued

• Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled

• Distribution of cash dividends or other cash distributions	Up to US$0.05 per ADS held

• Distribution of ADSs pursuant to share dividends, free share distributions or exercise of rights.	Up to US$0.05 per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs	A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs

• Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

• Transfer of ADRs	U.S. $1.50 per certificate presented for transfer

As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

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Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

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Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

•	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs.

•	Any applicable fees and penalties thereon.

The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

            , as depositary, has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the program are not known at this time.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any net proceeds, or send to you any property, remaining after it has paid the taxes. You agree to indemnify us, the depositary, the custodian and each of our and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any tax benefit obtained for you.

Reclassifications, Recapitalizations and Mergers

If we:	Then:
Change the nominal or par value of our ordinary shares	The cash, shares or other securities received by the depositary will become deposited securities

Reclassify, split up or consolidate any of the deposited securities	Each ADS will automatically represent its equal share of the new deposited securities.

Distribute securities on the ordinary shares that are not distributed to you or recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action	The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the form of ADR without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, including expenses incurred in connection with foreign exchange control regulations and other charges specifically payable by ADS holders under the deposit agreement, or materially prejudices a substantial existing right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement if we ask it to do so, in which case the depositary will give notice to you at least 90 days prior to termination. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary within 90 days. In such case, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property and deliver ordinary shares and other deposited securities upon cancellation of ADSs after payment of any fees, charges, taxes or other governmental charges. Six months or more after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination, our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary will maintain facilities in New York to record and process the issuance, cancellation, combination, split-up and transfer of ADRs.

These facilities may be closed from time to time, to the extent not prohibited by law or if any such action is deemed necessary or advisable by the depositary or us, in good faith, at any time or from time to time because of any requirement of law, any government or governmental body or commission or any securities exchange on which the ADRs or ADSs are listed, or under any provision of the deposit agreement or provisions of, or governing, the deposited securities, or any meeting of our shareholders or for any other reason.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or willful misconduct;

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are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement, including, without limitation, requirements of any present or future law, regulation, governmental or regulatory authority or share exchange of any applicable jurisdiction, any present or future provisions of our memorandum and articles of association, on account of possible civil or criminal penalties or restraint, any provisions of or governing the deposited securities or any act of God, war or other circumstances beyond our control as set forth in the deposit agreement;

•	are not liable if either of us exercises, or fails to exercise, discretion permitted under the deposit agreement;

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are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any indirect, special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other party;

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party;

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disclaim any liability for any action/inaction in reliance on the advice or information of legal counsel, accountants, any person presenting ordinary shares for deposit, holders and beneficial owners (or authorized representatives) of ADSs, or any person believed in good faith to be competent to give such advice or information;

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disclaim any liability for inability of any holder to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities but not made available to holders of ADSs; and

•	disclaim any liability for any indirect, special, punitive or consequential damages.

The depositary and any of its agents also disclaim any liability for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities, the credit-worthiness of any third party, or for any tax consequences that may result from ownership of ADSs, ordinary shares or deposited securities.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will issue, deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of ordinary shares, the depositary may require:

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payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities and payment of the applicable fees, expenses and charges of the depositary;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to issue and deliver ADSs or register transfers of ADSs generally when the register of the depositary or our transfer books are closed or at any time if the depositary or we think it is necessary or advisable to do so.

Your Right to Receive the Shares Underlying Your ADSs

You have the right to cancel your ADSs and withdraw the underlying ordinary shares at any time except:

•

when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on our ordinary shares;

•	when you owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying ordinary shares. This is called a pre-release of the ADSs. The depositary may also deliver ordinary shares upon cancellation of pre-released ADSs (even if the ADSs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying ordinary shares are delivered to the depositary. The depositary may receive ADSs instead of ordinary shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer (a) owns the ordinary shares or ADSs to be deposited, (b) assigns all beneficial rights, title and interest in such ordinary shares or ADSs to the depositary for the benefit of the owners, (c) will not take any action with respect to such ordinary shares or ADSs that is inconsistent with the transfer of beneficial ownership, (d) indicates the depositary as owner of such ordinary shares or ADSs in its records, and (e) unconditionally guarantees to deliver such ordinary shares or ADSs to the depositary or the custodian, as the case may be; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. Each pre-release is subject to further indemnities and credit regulations as the depositary considers appropriate. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release to 30% of the aggregate number of ADSs then outstanding, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so, including (1) due to a decrease in the aggregate number of ADSs outstanding that causes existing pre-release transactions to temporarily exceed the limit stated above or (2) where otherwise required by market conditions.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on, and compliance with, instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement, shall not constitute negligence or bad faith on the part of the depositary.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have              ADSs outstanding, representing              ordinary shares, or approximately % of our outstanding ordinary shares. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while application has been made for the ADSs to be listed on the [Nasdaq/NYSE], we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-Up Agreements

[The selling shareholders,] our directors, executive officers, our other existing shareholders and certain of our option holders have agreed, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any of our ordinary shares, in the form of ADSs or otherwise, or any securities convertible into or exchangeable or exercisable for our ordinary shares, in the form of ADSs or otherwise, for a period of 180 days after the date of this prospectus. After the expiration of the 180-day period, the ordinary shares or ADSs held by [the selling shareholders,] our directors, executive officers and our existing shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

In addition, through a letter agreement, we will instruct                             , as depositary, not to accept any deposit of any ordinary shares or issue any ADSs for 180 days after the date of this prospectus unless we otherwise instruct the depositary with the prior written consent of the representative. The foregoing does not affect the right of ADS holders to cancel their ADSs and withdraw the underlying ordinary shares.

Rule 144

All of or ordinary shares outstanding prior to this offering are “restricted shares” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements. Under Rule 144 as currently in effect, a person who has beneficially owned our restricted shares for at least six months is generally entitled to sell the restricted securities without registration under the Securities Act beginning 90 days after the date of this prospectus, subject to certain additional restrictions.

Our affiliates may sell within any three-month period a number of restricted shares that does not exceed the greater of the following:

•	1% of the then outstanding ordinary shares, in the form of ADSs or otherwise, which will equal approximately ordinary shares immediately after this offering; or

•

the average weekly trading volume of our ordinary shares in the form of ADSs or otherwise, on the [Nasdaq/NYSE], during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to notice requirements and the availability of current public information about us.

Persons who are not our affiliates are only subject to one of these additional restrictions, the requirement of the availability of current public information about us, and this additional restriction does not apply if they have beneficially owned our restricted shares for more than one year.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such ordinary shares 90 days after we become a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Registration Rights

Upon completion of this offering, certain holders of our ordinary shares or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Description of Share Capital— Registration Rights.”

TAXATION

The following summary of material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as all possible tax consequences under state, local and other tax laws, although discussions of local tax laws in China are included. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Jun He Law Offices, our PRC legal counsel, and to the extent that the discussion addresses the material United States federal income tax consequences of an investment in our ADSs or ordinary shares, and subject to the qualifications herein, it represents the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, our special United States counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

Under the existing tax laws in the PRC, we are qualified as a non-resident enterprise. We are a holding company incorporated in the Cayman Islands; our holding company indirectly holds 100% of the equity interests in Jiubang Computer and indirectly holds 100% of the equity interests in Beijing XMedia Science and Technology Co., Ltd. Our business operations are principally conducted through our PRC subsidiaries and our PRC variable interest entities. The PRC Enterprise Income Tax Law and its implementation rules, both of which became effective on January 1, 2008, provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent that is not a PRC resident enterprise and has no establishment in the PRC, will normally be subject to PRC withholding tax at a rate of 10%.

If the PRC tax authorities determine that Sungy Data Ltd., our Cayman Islands holding company, is a PRC resident enterprise for enterprise income tax purposes, our world-wide income could be subject to PRC tax at a rate of 25%, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, although dividends paid by one PRC tax resident to another PRC tax resident should qualify as “tax-exempt income” under the PRC Enterprise Income Tax Law, we cannot assure you that dividends by our PRC subsidiaries to our Cayman holding company will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax on dividends, and the PRC tax authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. In addition, ADS holders may be subject to PRC withholding tax on dividends payable by us and gains realized on the sale or other disposition of ADSs or ordinary shares, if the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for enterprise income tax purposes. See “Risk Factors—Risks Relating to Doing Business in China—Under the PRC enterprise income tax law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.”

Material United States Federal Income Tax Considerations

The following is a summary of the material United States federal income tax considerations relating to the acquisition, ownership, and disposition of our ADSs or ordinary shares by a U.S. holder (as defined below) that acquires our ADSs or ordinary shares in this offering and holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This summary is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), holders who are not U.S. holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, except to the extent described below, this summary does not discuss any non-United States, alternative minimum tax, state, or local tax considerations or the Medicare tax. Each U.S. holder is urged to consult its tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our ADSs or ordinary shares.

General

For purposes of this summary, a “U.S. holder” is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in our ADSs or ordinary shares.

For United States federal income tax purposes, U.S. holders of ADSs will be treated as the beneficial owners of the underlying shares represented by the ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to United States federal income tax. A U.S. holder’s tax basis in withdrawn ordinary shares will be the same as in the ADSs surrendered, and the holding period of withdrawn ordinary shares will include the period during which the holder held the surrendered ADSs.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a “passive foreign investment company,” or “PFIC”, for United States federal income tax purposes, if, in the case of any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of its average quarterly assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activities may generally be classified as active assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Although the law in this regard is unclear, we treat our PRC variable interest entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of our PRC variable interest entities for United States federal income tax purposes, and based upon our current income and assets (taking into account the proceeds from this offering) and projections as to the value of our ADSs and ordinary shares following the offering, we do not presently expect to be classified as a PFIC for the current taxable year or the foreseeable future.

While we do not expect to become a PFIC in the current or future taxable years, the determination of whether we will be or become a PFIC will depend in part upon the value of our goodwill and other unbooked intangibles (which will depend upon the market value of our ADSs or ordinary shares from time-to-time, which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization following the close of this offering. Among other matters, if market capitalization is less than anticipated or subsequently declines, we may be classified as a PFIC for the current or future taxable years. It is also possible that the Internal Revenue Service (the “IRS”) may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being, or becoming classified as, a PFIC for the current or one or more future taxable years.

The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets, which will be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where we determine not to deploy significant amounts of cash for active purposes or not to treat our PRC variable interest entities as owned by us for United States federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. Our special United States counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with respect to our expectations regarding our PFIC status. If we were classified as a PFIC for any year during which a U.S. holder held our ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. holder held our ADSs or ordinary shares.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” is written on the basis that we will not be classified as a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are classified as a PFIC for the current taxable year or any subsequent taxable year are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the PFIC rules discussed below, any cash distributions (including the amount of any tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. holder as dividend income on the day actually or constructively received by the U.S. holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be reported as a “dividend” for United States federal income tax purposes. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a reduced United States federal tax rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met.

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the

Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Under current IRS guidance, our ADSs will be considered readily tradable on the [NYSE/Nasdaq], which is an established securities market in the United States, for as long as the ADSs continue to be listed on such exchange. Thus, we believe that dividends we pay on our ADSs will meet the conditions required for the reduced tax rate. Since we do not expect that our ordinary shares will be listed on established securities markets, it is unclear whether dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years.

In the event that we are deemed to be a PRC “resident enterprise” and are liable to pay tax under the PRC Enterprise Income Tax Law, we should be eligible for the benefits of the United States-PRC income tax treaty, which the Secretary of Treasury of the United States has determined is satisfactory for purposes of clause (a) above and which includes an exchange of information provision. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, would generally be eligible for the reduced rate of taxation applicable to qualified dividend income whether or not such shares are readily tradable on an established securities market in the United States. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations. Each U.S. holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our ADSs or ordinary shares.

Dividends paid in non-United States currency will be includible in income in a United States dollar amount based on the exchange rate prevailing at the time of receipt of such dividends by the depositary, in the case of ADSs, or by the U.S. holder, in the case of ordinary shares held directly by such U.S. holder, regardless of whether the non-United States currency is actually converted into United States dollars at that time. Gain or loss, if any, recognized on a subsequent conversion or other disposition of the non-United States currency will generally be United States source income or loss.

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a PRC “resident enterprise” under the PRC Enterprise Income Tax Law, a U.S. holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. A U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ADSs or ordinary shares. A U.S. holder who does not elect to claim a foreign tax credit for foreign tax withheld, may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. Each U.S. holder is advised to consult its tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations. In the event that we are treated as a PRC “resident enterprise” under the PRC Enterprise Income Tax Law and gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, a U.S. holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. Each U.S. holder is advised to consult its tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

U.S. holders that receive currency other than the United States dollar upon the sale or other disposition of ADSs or ordinary shares will realize an amount equal to the United States dollar value of the non-United States currency on the date of such sale or other disposition, or if the ADSs or shares are traded on an established securities market, in the case of cash basis and electing accrual basis taxpayers, the settlement date. U.S. holders will recognize currency gain or loss if the United States dollar value of the currency received on the settlement date differs from the amount realized. U.S. holders will have a tax basis in the currency received equal to the United States dollar amount at the spot rate on the settlement date. Generally, any gain or loss realized by U.S. holders on a subsequent conversion or disposition of such currency will be United States source ordinary income or loss.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. holder holds our ADSs or ordinary shares, and unless the U.S. holder makes a mark-to-market election (as described below), the U.S. holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

•	such excess distribution and/or gain will be allocated ratably over the U.S. holder’s holding period for the ADSs or ordinary shares;

•

such amount allocated to the current taxable year and any taxable years in the U.S. holder’s holding period prior to the first taxable year in which we are classified as a PFIC, or pre-PFIC year, will be taxable as ordinary income;

•	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. holder for that year; and

•	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. holder holds our ADSs or ordinary shares and any of our non-United States subsidiaries is also a PFIC, such U.S. holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. Each U.S. holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to our ADSs, provided that the ADSs are regularly traded on the [NYSE/Nasdaq]. If a mark-to-market election is made, the U.S. holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the ADSs will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

If a U.S. holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not classified as a PFIC.

Because a mark-to-market election cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. holder who makes a mark-to-market election with respect to our ADSs may continue to be subject to the general PFIC rules with respect to such U.S. holder’s indirect interest in any of our non-United States subsidiaries that is classified as a PFIC.

We do not intend to provide information necessary for U.S. holders to make qualified electing fund elections, which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

As discussed above under “Dividends”, dividends that we pay on our ADSs or ordinary shares will not be eligible for the reduced tax rate that applies to qualified dividend income if we are classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. In addition, if a U.S. holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, such holder is required to file an annual report containing such information as the United States Treasury Department may require and may be required to file an annual IRS Form 8621. Each U.S. holder is advised to consult its tax advisors regarding the potential tax consequences to such holder if we are or become classified as a PFIC, including the possibility of making a mark-to-market election.

Information Reporting and Backup Withholding

Certain U.S. holders are required to report information to the IRS relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds US$50,000 (or a higher dollar amount prescribed by the IRS), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a United States financial institution). These rules also impose penalties if a U.S. holder is required to submit such information to the IRS and fails to do so.

In addition, U.S. holders may be subject to information reporting to the IRS with respect to dividends on and proceeds from the sale or other disposition of our ADSs or ordinary shares. Each U.S. holder is advised to consult with its tax advisor regarding the application of the United States information reporting rules to their particular circumstances.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, we [and the selling shareholders] have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC is acting as representative, the following respective numbers of ADSs:

Underwriter	Number of ADSs
Credit Suisse Securities (USA) LLC

Total

The underwriting agreement provides that the underwriters are obligated to purchase all the ADSs in the offering if any are purchased, other than those ADSs covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We [and the selling shareholders] have granted to the underwriters a 30-day option to purchase [on a pro rata basis] up to                      additional ADSs from us [and an aggregate of                      additional ADSs from the selling shareholders] at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of ADSs.

The underwriters propose to offer the ADSs initially at the initial public offering price set forth on the cover page of this prospectus and to selling group members at that price less a selling concession of $                      per ADS. The underwriters and selling group members may allow a discount of $                      per ADS on sales to other broker/dealers. After the initial public offering the underwriters may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we [and the selling shareholders] will pay:

	Per ADS		Total
	Without Over- allotment	With Over- allotment	Without Over- allotment	With Over- allotment
Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
[Underwriting Discounts and Commissions paid by selling shareholders]	$	$	$	$
[Expenses payable by the selling shareholders]	$	$	$	$

The underwriters have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the ADSs being offered.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any ADSs or ordinary shares or securities convertible into or exchangeable or exercisable for any ADSs or ordinary shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus.

Each of our officers, directors, our existing shareholders and [certain of our option holders] have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any ordinary shares, ADSs or securities convertible into or exchangeable or exercisable for any ordinary shares or ADSs, enter into a transaction that would have the same effect, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position in any ADSs or ordinary shares or securities convertible into or exchangeable or exercisable for any ADSs or ordinary shares, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our ADSs or ordinary shares or securities convertible into or exchangeable or exercisable for any ADSs or ordinary shares, whether any of these transactions are to be settled by delivery of our ordinary shares, ADSs or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, to establish, increase, liquidate or decrease any such position, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus.

[The underwriters have reserved for sale at the initial public offering price up to              ADSs for employees, directors and other persons associated with us who have expressed an interest in purchasing ADSs in the offering. The number of ADSs available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved ADSs. Any reserved ADSs not so purchased will be offered by the underwriters to the general public on the same terms as the other ADSs.]

We [and the selling shareholders] have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We have applied to list the ADSs on [NYSE/Nasdaq] under the symbol “                    ”.

Prior to this offering, there has been no public market for our ADSs or ordinary shares. The initial public offering price of the ADSs will be determined by negotiations between us [, the selling shareholders] and the representative of the underwriters. Among the factors to be considered in determining the initial public offering price of the ADSs, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses. Neither we nor the underwriters can assure investors that an active trading market will develop for our ADSs, or that our ADSs will trade in the public market at or above the initial public offering price.

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions , and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of ADSs in excess of the number of ADSs the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of ADSs over-allotted by the underwriters is not greater than the number of ADSs that they may purchase in the over-allotment option. In a naked short position, the number of ADSs involved is greater than the number of ADSs in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing ADSs in the open market.

•

Syndicate covering transactions involve purchases of the ADSs in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of ADSs to close out the short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option. If the underwriters sell more ADSs than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the ADSs originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of the ADSs. As a result the price of our ADSs may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the [NYSE/Nasdaq] and, if commenced, may be discontinued at any time.

A prospectus in electronic format will be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of ADSs to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

The address of Credit Suisse Securities (USA) LLC is Eleven Madison Avenue, New York, NY 10010, United States.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs, where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Australia. This prospectus is not a product disclosure statement, prospectus or other type of disclosure document for the purposes of Corporations Act 2001 (Commonwealth of Australia) (the ‘‘Act”) and does not purport to include the information required of a product disclosure statement, prospectus or other disclosure document under Chapter 6D.2 of the Act. No product disclosure statement, prospectus, disclosure document, offering material or advertisement in relation to the offer of the ADSs has been or will be lodged with the Australian Securities and Investments Commission or the Australian Securities Exchange.

Accordingly, (1) the offer of the ADSs under this prospectus may only be made to persons: (i) to whom it is lawful to offer the ADSs without disclosure to investors under Chapter 6D.2 of the Act under one or more exemptions set out in Section 708 of the Act; and (ii) who are “wholesale clients” as that term is defined in section 761G of the Act; (2) this prospectus may only be made available in Australia to persons as set forth in clause (1) above; and (3) by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (1) above, and the offeree agrees not to sell or offer for sale any of the ADSs sold to the offeree within 12 months after their issue except as otherwise permitted under the Act.

Canada. The ADSs may not be offered, sold or distributed, directly or indirectly, in any province or territory of Canada other than the provinces of Ontario and Quebec or to or for the benefit of any resident of any province or territory of Canada other than the provinces of Ontario and Quebec, and only on a basis that is pursuant to an exemption from the requirement to file a prospectus in such province, and only through a dealer duly registered under the applicable securities laws of such province or in accordance with an exemption from the applicable registered dealer requirements.

Cayman Islands. This prospectus does not constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or ordinary shares to any member of the public in the Cayman Islands.

European Economic Area. In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive, or a Relevant Member State, from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, an offer of the ADSs to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and the competent authority in that Relevant Member State has been notified, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the ADS to the public in that Relevant Member State at any time,

(a)	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

(d)	in any other circumstances that do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive;

provided that no such offer of ADSs shall result in a requirement for the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of the above provision, the expression “an offer of ADSs to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Hong Kong. The ADSs may not be offered or sold by means of this document or any other document other than (i) in circumstances that do not constitute an offer or invitation to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong) or the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances that do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), that is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Israel. In the State of Israel, the ADSs offered hereby may not be offered to any person or entity other than the following:

(a)	a fund for joint investments in trust (i.e., mutual fund), as such term is defined in the Law for Joint Investments in Trust, 5754-1994, or a management company of such a fund;

(b)	a provident fund as defined in Section 47(a)(2) of the Income Tax Ordinance of the State of Israel, or a management company of such a fund;

(c)	an insurer, as defined in the Law for Oversight of Insurance Transactions, 5741-1981, a banking entity or satellite entity, as such terms are defined in the Banking Law (Licensing), 5741-1981, other than a joint services company, acting for their own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

(d)	a company that is licensed as a portfolio manager, as such term is defined in Section 8(b) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

(e)	a company that is licensed as an investment advisor, as such term is defined in Section 7(c) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account;

(f)	a company that is a member of the Tel Aviv Stock Exchange, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

(g)	an underwriter fulfilling the conditions of Section 56(c) of the Securities Law, 5728-1968;

(h)	a venture capital fund (defined as an entity primarily involved in investments in companies which, at the time of investment, (i) are primarily engaged in research and development or manufacture of new technological products or processes and (ii) involve above-average risk);

(i)	an entity primarily engaged in capital markets activities in which all of the equity owners meet one or more of the above criteria; and

(j)	an entity, other than an entity formed for the purpose of purchasing the ADSs in this offering, in which the shareholders equity (including pursuant to foreign accounting rules, international accounting regulations and U.S. generally accepted accounting rules, as defined in the Securities Law Regulations (Preparation of Annual Financial Statements), 1993) is in excess of NIS 250 million.

Japan. The underwriters will not offer or sell any of the ADSs directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except, in each case, pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

People’s Republic of China. This prospectus may not be circulated or distributed in the PRC and the ADSs may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Singapore. This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA; (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 by a relevant person that is:

(a)	a corporation (that is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the ADSs under Section 275 except:

(a)	to an institutional investor (for corporations, under 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

(b)	where no consideration is or will be given for the transfer; or

(c)	where the transfer is by operation of law.

Taiwan. The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the ADSs in Taiwan.

Switzerland. The ADSs will not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to our company or the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of the ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of the ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the “CISA’’). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the ADSs.

United Arab Emirates and Dubai International Financial Centre. This offering of the ADSs has not been approved or licensed by the Central Bank of the United Arab Emirates (the “UAE”), the Emirates Securities and Commodities Authority or any other relevant licensing authority in the UAE, including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai Financial Services Authority (the “DFSA’’), a regulatory authority of the Dubai International Financial Centre (the “DIFC”). This offering does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended), DFSA Offered Securities Rules and the Dubai International Financial Exchange Listing Rules, respectively, or otherwise.

The ADSs may not be offered to the public in the UAE and/or any of the free zones. The ADSs may be offered and this prospectus may be issued, only to a limited number of investors in the UAE or any of its free zones who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned. The ADSs will not be offered, sold, transferred or delivered to the public in the UAE or any of its free zones.

United Kingdom. An offer of the ADSs may not be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or the FSMA, except to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances that do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or the FSA.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) may only be communicated to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to the company.

All applicable provisions of the FSMA with respect to anything done by the underwriters in relation to the ADSs must be complied with in, from or otherwise involving the United Kingdom.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we [and the selling shareholders] expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the [Nasdaq/NYSE] listing fee, all amounts are estimates.

SEC registration fee	US$
[Nasdaq/NYSE] listing fee
FINRA filing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous

Total	US$

Expenses, except for underwriting discounts and commissions, will be borne in proportion to the numbers of ADSs sold in the offering by us [and the selling shareholders, respectively].

LEGAL MATTERS

The validity of the ADSs and certain other legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP. Certain legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP. The validity of the ordinary shares represented by the ADSs offered in this offering and other certain legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder. Legal matters as to PRC law will be passed upon for us by Jun He Law Offices and for the underwriters by Fangda Partners. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Maples and Calder with respect to matters governed by Cayman Islands law and Jun He Law Offices with respect to matters governed by PRC law. Simpson Thacher & Bartlett LLP may rely upon Fangda Partners with respect to matters governed by PRC law.

EXPERTS

Our consolidated financial statements of Sungy Data Ltd. as of December 31, 2011 and 2012 and for the years then ended have been included herein and in this registration statement in reliance upon the report of KPMG Huazhen (SGP), an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The offices of KPMG Huazhen (SGP) are located at 8th Floor, Office Tower E2, Oriental Plaza, Beijing, People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and securities under the Securities Act with respect to the underlying ordinary shares represented by the ADSs, to be sold in this offering. We have also filed with the SEC a related registration statement on F-6 to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our ADSs.

The agreements included as exhibits to the registration statement on Form F-1 contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (a) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (b) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (c) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (d) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

Immediately up effectiveness of the registration statement to which this prospectus is a part we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and Section 16 short swing profit reporting for our officers and directors and for holders of more than 10% of our ordinary shares. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You may also obtain additional information over the internet at the SEC’s website at www.sec.gov.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Sungy Data Ltd.

We have audited the accompanying consolidated balance sheets of Sungy Data Ltd. and subsidiaries as of December 31, 2011 and 2012, and the related consolidated statements of comprehensive income (loss), changes in deficit, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sungy Data Ltd. and subsidiaries as of December 31, 2011 and 2012, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG Huazhen (SGP)

Beijing, China

August 21, 2013

SUNGY DATA LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2011	2012
	RMB	RMB
ASSETS
Current assets:
Cash (including cash of VIEs of RMB66,269,914 and RMB48,046,536 as of December 31, 2011 and 2012, respectively)	81,011,002	83,598,378
Accounts receivable, net (including accounts receivable, net of VIEs of RMB33,165,757 and RMB46,339,590 as of December 31, 2011 and 2012, respectively)	33,167,598	46,341,590
Amount due from related parties	—	3,310,909
Prepaid expenses and other current assets (including prepaid expenses and other current assets of VIEs of RMB3,231,074 and RMB10,228,548 as of December 31, 2011 and 2012, respectively)	3,571,458	10,483,930
Deferred income tax assets (including deferred income tax assets of VIEs of nil and RMB6,903,561 as of December 31, 2011 and 2012, respectively)	—	6,903,561

Total current assets	117,750,058	150,638,368

Equity method investments (including equity method investments of VIEs of RMB3,290,461 and nil as of December 31, 2011 and 2012, respectively)	3,290,461	—
Property and equipment, net (including property and equipment, net of VIEs of RMB10,508,196 and RMB7,877,323 as of December 31, 2011 and 2012, respectively)	11,565,575	8,635,729
Intangible assets, net (including intangible assets, net of VIEs of RMB1,284,102 and RMB1,489,031 as of December 31, 2011 and 2012, respectively)	1,284,102	1,489,031
Other non-current assets (including other non-current assets of VIEs of RMB1,963,304 and RMB3,555,345 as of December 31, 2011 and 2012, respectively)	1,963,304	3,555,345

Total assets	135,853,500	164,318,473

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable (including accounts payable of VIEs of RMB1,408,501 and RMB5,056,562 as of December 31, 2011 and 2012, respectively)	1,408,501	5,056,562
Amount due to a related party	1,470,258	—
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of VIEs of RMB26,906,738 and RMB38,890,746 as of December 31, 2011 and 2012, respectively)	26,918,283	39,356,316

Total current liabilities	29,797,042	44,412,878

Non-current liabilities (including non-current liabilities of VIEs of RMB4,097,014 and RMB2,220,000 as of December 31, 2011 and 2012, respectively)	4,097,014	2,220,000

Total liabilities	33,894,056	46,632,878

Redeemable Series A convertible preferred shares	20,104,187	21,940,700

Redeemable Series B convertible preferred shares	145,085,838	159,973,556

Redeemable Series C convertible preferred shares	224,907,605	265,213,659

Shareholders’ deficit:
Ordinary shares:
US$0.0001 par value: 413,321,896 shares authorized; 51,880,468 shares issued and outstanding as of December 31, 2011 and 2012	42,360	42,360
Accumulated other comprehensive income	39,000,863	40,335,417
Accumulated deficit	(327,181,409)	(369,820,097)

Total shareholders’ deficit	(288,138,186)	(329,442,320)

Commitments and contingencies	—	—

Total liabilities, redeemable convertible preferred shares and shareholders’ deficit	135,853,500	164,318,473

The accompanying notes are an integral part of these consolidated financial statements.

SUNGY DATA LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year Ended December 31,
	2011	2012
	RMB	RMB
Revenues	96,594,538	185,218,681
Cost of revenues	(46,617,793)	(74,813,098)

Gross profit	49,976,745	110,405,583

Research and development expenses	(30,190,352)	(34,041,250)
Selling and marketing expenses	(35,305,268)	(45,914,065)
General and administrative expenses	(23,224,454)	(25,614,849)

Operating income (loss)	(38,743,329)	4,835,419

Change in fair value of warrants	(2,356,037)	—
Share of losses of equity method investments	(3,744,390)	(1,072,946)
Impairment loss on equity method investments	(389,270)	—
Gain on disposal of an equity method investment	—	4,182,485
Investment income on short-term investment	2,251,269	124,862
Interest income	205,715	194,643

Income (loss) before income taxes	(42,776,042)	8,264,463

Income tax benefit	—	6,903,561

Net income (loss)	(42,776,042)	15,168,024

Accretion of redeemable convertible preferred shares	(55,220,717)	(58,232,795)

Net loss attributable to ordinary shareholders	(97,996,759)	(43,064,771)

Basic and diluted loss per ordinary share	(1.89)	(0.83)

Net income (loss)	(42,776,042)	15,168,024

Other comprehensive income
Foreign currency translation adjustment, net of nil income taxes	18,113,956	1,334,554

Comprehensive income (loss)	(24,662,086)	16,502,578

The accompanying notes are an integral part of these consolidated financial statements.

SUNGY DATA LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN DEFICIT

	Ordinary Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Shareholders’ Deficit
	Number of Shares	Amount
		RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2011	51,880,468	42,360	—	20,886,907	(229,476,544)	(208,547,277)
Net loss	—	—	—	—	(42,776,042)	(42,776,042)
Foreign currency translation adjustment, net of nil income taxes	—	—	—	18,113,956	—	18,113,956
Share-based compensation	—	—	291,894	—	—	291,894
Accretion of redeemable convertible preferred shares	—	—	(291,894)	—	(54,928,823)	(55,220,717)

Balance as of December 31, 2011	51,880,468	42,360	—	39,000,863	(327,181,409)	(288,138,186)

Net income	—	—	—	—	15,168,024	15,168,024
Foreign currency translation adjustment, net of nil income taxes	—	—	—	1,334,554	—	1,334,554
Share-based compensation	—	—	426,083	—	—	426,083
Accretion of redeemable convertible preferred shares	—	—	(426,083)	—	(57,806,712)	(58,232,795)

Balance as of December 31, 2012	51,880,468	42,360	—	40,335,417	(369,820,097)	(329,442,320)

The accompanying notes are an integral part of these consolidated financial statements.

SUNGY DATA LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2011	2012
	RMB	RMB
Operating activities:
Net income (loss)	(42,776,042)	15,168,024
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Share-based compensation expense	291,894	426,083
Change in fair value of warrants	2,356,037	—
Depreciation and amortization	7,771,295	8,312,528
Loss on disposal of property and equipment	8,492	6,978
Share of losses of equity method investments	3,744,390	1,072,946
Impairment loss on equity method investments	389,270	—
Gain on disposal of an equity method investment	—	(4,182,485)
Deferred income tax benefit	—	(6,903,561)
Changes in operating assets and liabilities
Accounts receivable	(18,224,283)	(13,173,992)
Prepaid expenses and other current assets	3,689,670	(478,141)
Other non-current assets	(585,023)	(1,592,041)
Accounts payable	1,117,055	2,338,061
Accrued expenses and other current liabilities	8,602,138	13,333,119
Non-current liabilities	4,097,014	(2,077,014)

Net cash provided by (used in) operating activities	(29,518,093)	12,250,505

Investing activities:
Receipt of government grants related to property and equipment	5,400,000	200,000
Purchase of property and equipment	(3,540,822)	(3,574,421)
Purchase of intangible assets	(1,500,800)	(1,563,080)
Purchase of short-term investment	(503,580,000)	(25,000,000)
Proceeds from maturity of short-term investment	551,058,000	25,000,000
Purchase of an equity method investment	(4,000,000)	—
Issuance of loans to related parties	—	(4,776,547)

Net cash provided by (used in) investing activities	43,836,378	(9,714,048)

Financing activities:
Proceeds from exercise of liability classified warrants	12,977,201	—
Repayment of borrowings from a related party	(420,000)	—

Net cash provided by financing activities	12,557,201	—

Effect of foreign currency exchange rate changes on cash	(407,990)	50,919

Net increase in cash	26,467,496	2,587,376
Cash at beginning of year	54,543,506	81,011,002

Cash at end of year	81,011,002	83,598,378

Supplemental disclosures of cash flow information:
Income taxes paid	—	—
Interest paid	—	—
Non-cash investing and financing activities:
Exercise of the liability classified warrants	3,030,768	—
Amount receivable from disposal of an equity method investment	—	6,400,000
Amount due to a related party offset with amount due from related parties	—	1,465,638
Accounts payable for property and equipment	—	1,310,000

The accompanying notes are an integral part of these consolidated financial statements.

SUNGY DATA LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1    ORGANIZATION AND DESCRIPTION OF BUSINESS

Sungy Data Ltd. (the “Parent”), a holding company, was incorporated in the British Virgin Islands (“BVI”) in January 2005. In March 2005, the Parent established a wholly-owned subsidiary, Jiubang Computer Technology (Guangzhou) Co., Ltd. (“Jiubang Computer”), in the People’s Republic of China (the “PRC”). During 2005 to 2007, the Parent and Jiubang Computer entered into a series of contractual agreements (as described in Note 2(v)) with Guangzhou Jiubang Digital Technology Co., Ltd. (“Jiubang Digital”), Guangzhou Sanju Advertising Media Co., Ltd. (“Sanju Advertising”), Guangzhou Hengye Software Technology Co., Ltd. (“Hengye Software”), Guangzhou Zhiteng Computer Technology Co., Ltd. (“Zhiteng Computer”) and each of their individual equity holders. As described in Note 2(v), the Parent is the primary beneficiary of Jiubang Digital, Sanju Advertising, Hengye Software and Zhiteng Computer (collectively, the “VIEs”).

The Parent, through its consolidated subsidiaries and VIEs (collectively, referred to as the “Company”), primarily provides mobile reading services and mobile portal marketing services, and sells mobile application products and related services in the PRC. To a lesser extent, the Company also sells its products and services outside of the PRC.

2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (‘‘U.S. GAAP’’).

(b) Principles of Consolidation

The consolidated financial statements include the financial statements of the Parent, its consolidated subsidiaries and VIEs for which the Parent, through its wholly-owned subsidiary, Jiubang Computer, is the primary beneficiary. All significant intercompany balances and transactions have been eliminated upon consolidation.

(c) Use of Estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the fair value valuations of financial and equity instruments and share-based payments, the collectability of accounts receivable, the realizability of deferred income tax assets, the useful lives and residual values of property and equipment, the estimated useful lives of mobile application products and the recoverability of the carrying values of long-lived assets. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions. Actual results could differ from those estimates.

(d) Foreign Currency

The accompanying consolidated financial statements have been expressed in Renminbi (“RMB”), the Company’s reporting currency.

The functional currency of the Parent and its subsidiaries in Cayman Islands and Hong Kong is the U.S. dollar (“US$”). The functional currency of the Parent’s consolidated PRC subsidiaries and VIEs is the RMB.

Transactions denominated in currencies other than the functional currency are remeasured into the functional currency at the exchange rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in a foreign currency are remeasured into the functional currency using the applicable exchange rate at the balance sheet date. The resulting exchange differences are recorded in general and administrative expenses in the consolidated statements of comprehensive income (loss).

Assets and liabilities of the entities with functional currencies other than RMB are translated into RMB using the exchange rate on the balance sheet date. Revenues and expenses are translated into RMB at average rates prevailing during the reporting period. The resulting foreign currency translation adjustments are recognized as a separate component of accumulated other comprehensive income within shareholders’ deficit.

(e) Commitments and Contingencies

In the normal course of business, the Company is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations, shareholder lawsuits, and non-income tax matters. An accrual for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed.

(f) Fair Value Measurements

The Company applied the provisions of Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures (“ASC Topic 820”), for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring and nonrecurring basis. ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability. ASC Topic 820 also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

ASC Topic 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC Topic 820 establishes three levels of inputs that may be used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety. In situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects management’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by management based on the best information available in the circumstances.

The carrying amounts of cash, accounts receivable, amount due from related parties, accounts payable, amount due to a related party and accrued expenses and other current liabilities, as of December 31, 2011 and 2012, approximate fair value because of the short maturity of these instruments.

The Company’s warrant liability was measured at fair value on a recurring basis using unobservable inputs (Level 3 measurements).

(g) Cash

Cash consists of cash on hand and cash in banks. None of the Company’s cash is restricted from withdrawal.

Cash balances include demand deposits in:

	December 31,
	2011	2012
	RMB	RMB
Financial institutions in the mainland of the PRC
—Denominated in RMB	64,671,582	47,358,807
—Denominated in US$	351,802	16,519,981

Total cash balances held at mainland PRC financial institutions	65,023,384	63,878,788

Financial institutions in Hong Kong Special Administrative Region (“HKSAR”) of the PRC
—Denominated in RMB	—	5,693,406
—Denominated in Hong Kong dollar	1,189,616	1,704,880
—Denominated in US$	12,791,677	6,704,840
—Denominated in British pound	17,779	18,604

Total cash balances held at HKSAR financial institutions	13,999,072	14,121,730

Financial institutions in United States
—Denominated in US$	717,482	5,263,420

Total cash balances held at United States financial institutions	717,482	5,263,420

Total cash balances held at financial institutions	79,739,938	83,263,938

Management believes these financial institutions have high credit ratings.

(h) Accounts Receivable

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and customers’ financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns. Accounts receivable are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers. No allowance for accounts receivable was provided as of December 31, 2011 and 2012 as the Company believes that it is probable the accounts receivable will be fully collected.

(i) Property and Equipment, net

Property and equipment is stated at historical cost.

Depreciation expense is calculated based on the straight line method over the following useful lives, taking into consideration the assets’ estimated residual value:

Computer equipment	3 to 5 years
Office equipment and furniture	5 years
Motor vehicles	4 years
Leasehold improvements	the shorter of the lease terms or the estimated useful lives of the assets

(j) Intangible Assets

Intangible assets mainly comprise literature content copyrights purchased from third parties. The estimated useful life of intangible assets, which is the period over which the intangible asset is expected to contribute directly or indirectly to the future cash flows of the Company, ranges between 1 and 10 years. Intangible assets are amortized on a straight-line basis, as the pattern of the economic benefit of intangible assets cannot be reliably determined over their estimated useful lives.

(k) Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment, and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

No impairment of long-lived assets was recognized for the years ended December 31, 2011 and 2012.

(l) Equity Method Investment

Investments where the Company does not have a controlling financial interest, but has the ability to exercise significant influence over the operating and financial policies of the investee, are accounted for using the equity method of accounting. Under the equity method of accounting, the Company’s share of the investee’s results of operations is reported as share of losses of equity method investments in the consolidated statements of comprehensive income (loss).

The Company recognizes an impairment loss when there is a decline in value below the carrying value of the equity method investment that is considered to be other-than-temporary. The process of assessing and determining whether impairment on an investment is other-than-temporary requires a significant amount of judgment. To determine whether an impairment is other-than-temporary, management considers whether it has the ability and intent to hold the investment until recovery and whether evidence indicating the carrying value of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the decline in value, any change in value subsequent to the period end, and forecasted performance of the investee.

(m) Revenue Recognition

Revenue is recognized when all of the following conditions are met: persuasive evidence of an agreement exists, delivery has occurred or service has been rendered, the price is fixed or determinable and collectability is reasonably assured. The Company evaluates whether it is appropriate to record the gross amount of its revenues and related costs by considering a number of factors, including, among other things, whether the Company is the primary obligor under the arrangement, has inventory risk, and has latitude in establishing prices.

These criteria as they relate to each of the following major revenue generating activities are described below.

Mobile Reading Revenue

Service provided directly to users

The Company generates revenue from the sale of online premium literature contents to the users. The users purchase the content by chapter or by book and cannot cancel the purchase once made.

The content sold to the users usually has no expiry period unless otherwise stated. The revenue from the sale of online content or other community tools (such as votes and gifts for an author) is recognized at the time of sale as the Company does not have any further obligation after providing the content to the user upon sale and all other criteria for revenue recognition are met.

Service provided to users through third parties

The Company also derives revenues by providing its literature contents to third parties, primarily mobile operators. The Company uploads the literature content to wireless platforms of the mobile operators and the royalty right resides with the Company. The mobile operators charge a fee from its wireless users when they access the Company’s literature contents through the mobile operator’s wireless platform via their wireless devices (such as mobile handsets). Such fee is charged either on a monthly subscription basis under which users can access the variety of contents offered on the mobile operators’ platform or per usage basis based on the number of books or chapters of the Company’s literature content accessed by the users. The Company receives an agreed percentage of the fee from the mobile operators.

For the per usage basis arrangement, the Company has access to the information on the content accessed by the wireless users from a platform operated by the mobile operator on a monthly basis. With respect to the monthly subscription basis arrangement, the Company relies on the monthly billing statements generated by the mobile operator each month to determine its share of the fees. There is normally time lag of 3 to 4 months until the Company receives the billing statements from the mobile operator and the Company has no visibility into these revenues prior to receipts of the billing statements.

•

Under the per usage basis, since the Company has timely access to usage information, revenues are recognized in the period in which the content has been provided that no significant obligation remains, collection of the receivable is reasonably assured and the amounts can be reliably estimated. The revenue is measured based on Company’s analysis of the usage information for the month provided by the mobile operators and the contractual rates with the mobile operators. Based on revenues amounts subsequently confirmed by the mobile operators, there were no significant adjustments between the Company’s analysis of the usage information and the mobile operators’ statements received during 2011 and 2012.

•

Under the monthly subscription basis, since the Company does not have timely access to usage information, revenue is recognized in the period when the billing statements for the related service have been received. Before the billing statements are received, the Company cannot reliably determine the revenue earned for that period.

The revenues recognized under the arrangements with the mobile operators represent only the Company’s share of the revenues to be received from the operators since the Company is not the primary obligor in the arrangement.

Mobile Portal Marketing Revenue

The Company offers customers to advertise on its portal websites in particular formats and over particular periods of time. The portal advertising formats primarily include banners, links, logos, buttons, pop-up windows, jump-out boxes, floating signs, and rich media. Portal advertising agreements are entered into with various third-party advertising agencies representing their customers and with advertising customers directly. For certain advertising agreements, the Company is required to pay certain percentages of revenues to the advertising agencies as rebates. The Company has two pricing models offered to advertisers, consisting of a fixed price pricing model and a cost per action pricing model.

Under the fixed price pricing model, the Company charges advertisers a fixed fee to advertise over a period of time. Mobile portal marketing revenue, net of agency cash rebates, is recognized ratably over the period in which the advertisement is displayed and only if collection of the resulting receivable is reasonably assured.

Under the cost per action pricing model, the advertisers pay the Company only when a user clicks on or downloads one of their advertisements or installs or activates the products advertised. The Company recognizes revenue on the fees charged to advertisers each time a user clicks on or downloads one of the advertisements or installs or activates the products advertised that appear on the Company’s portal websites.

Mobile Application Products and Services Revenue

The Company develops and sells mobile application products, including Go Series applications and themes and widgets that can be used in the application through online application stores such as Google Play. Mobile phone users can access those stores and download the mobile application products by making payment through the payment agents authorized by the relative stores.

For the sale of mobile application products, when no free updates or other post customer support (“PCS”) are provided, revenues are recognized upon the delivery of the mobile application products and the other revenue recognition criteria are met at time of delivery. When PCS are provided or free updates are provided on a when-and-if-available basis, the Company was not able to establish vendor-specific objective evidence (“VSOE”) for the fair value of the updates of mobile applications for the periods presented, and therefore revenue from the sale of mobile application was recognized ratably over the estimated life of the application.

The Company also offers advertising service on its mobile application products. The Company’s revenue recognition policy for the provision of advertising services on the Company’s mobile application products is the same as the revenue recognition policy for the provision of advertising services on the Company’s portal websites described above.

The majority of the Company’s revenues for mobile application products and services are derived from countries outside of China.

Other Revenues

Other revenues are primarily derived from fee received from third parties for the sale of digital products and services such as news and other content subscriptions, picture and logo download, ring tones, access to game or music files, that are provided by third parties. The Company recognizes the fee as revenue once the products are delivered or the services are rendered.

Revenue concentration

Revenue from a customer that individually exceeds 10% of the Company’s total revenues is from a mobile operator. Revenue derived from this customer is as follows:

	Year Ended December 31,
	2011		2012
	RMB	%	RMB	%
Customer A	23,418,536	24%	54,564,962	29%

Accounts receivable due from this customer in the amount of RMB10,838,702 and RMB13,447,447, constituted 33% and 29% of the Company’s total accounts receivable, net as of December 31, 2011 and 2012, respectively.

Business Tax and Value Added Tax (“VAT”)

Revenue is net of business taxes at the rate of 3-5% of gross revenues or VAT at the rate of 6% of gross revenues. Business tax and VAT collected from customers, net of VAT paid for purchases, is recorded as a liability in the consolidated balance sheets until it is paid to the tax authorities.

(n) Cost of Revenues

Costs of revenues consist primarily content acquisition cost, such as copyright fees for online literature, fees paid to third parties for developing themes, distribution fee, which is the amount paid or payable to third parties that direct customers to access the Company’s products or services, processing fees paid to mobile application stores, bandwidth costs, office rental fee, depreciation expense, salaries and benefits, share-based compensation and other expenses of those departments directly involved in the provision of the Company’s services and the sale of mobile application products.

(o) Research and Development Expenses

Research and development expenses primarily consist of software developed for internal use and mobile application products developed for sale.

Software developed for internal use

The Company expenses all costs that are incurred in connection with the planning and implementation phases of the development of software. Costs incurred in the development phase are capitalized and amortized over the estimated product life. No costs were capitalized for any of the periods presented.

Mobile application products developed for sale

Costs incurred internally in researching and developing a software product are charged to expense as research and development costs prior to technological feasibility being established for the product. Once technological feasibility is established, all software costs are capitalized until the product is available for general release to customers. Technological feasibility is established upon completion of all the activities that are necessary to substantiate that the software product can be produced in accordance with its design specifications, including functions, features, and technical performance requirements. No costs were capitalized for any of periods presented.

(p) Government Grant

Government grants are recognized when there is reasonable assurance that the Company will comply with the conditions attaching to them and the grants will be received. Government grants for the purpose of giving financial support to the Company for a specific project with future related costs are recognized as a deduction to the project cost when incurred in the Company’s consolidated statements of comprehensive income (loss). Government grants that compensate the acquisition cost of an asset are deducted from the carrying amount of the asset and effectively recognized in profit or loss over the useful life of the asset by way of reduced depreciation expense.

Government grants received in advance is recorded in accrued expenses and other current liabilities or non-current liabilities in the consolidated balance sheet based on the expected period of usage of the government grants.

(q) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax loss and tax credit carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates or tax laws is recognized in the consolidated statements of comprehensive income (loss) in the period the change in tax rates or tax laws is enacted. A valuation allowance is provided to reduce the carrying amount of deferred income tax assets if it is considered more likely than not that some portion or all of the deferred income tax assets will not be realized.

The Company recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company has elected to classify interest and penalties related to an unrecognized tax benefits, if and when required, as part of income tax expense in the consolidated statements of comprehensive income (loss).

(r) Employee Benefit Plans

As stipulated by the regulations of the PRC, the Company’s consolidated PRC subsidiaries and VIEs are required to contribute to various defined contribution plans, organized by municipal and provincial governments on behalf of their employees. The contributions to these plans are based on certain percentages of the employee’s standard salary base as determined by the local social security bureau. The Company has no other obligation for the payment of employee benefits associated with these plans beyond the annual contributions described above.

Employee benefit expenses recognized under these plans for the years ended December 31, 2011 and 2012 are allocated to the following items:

	Year Ended December 31,
	2011	2012
	RMB	RMB
Cost of revenues	2,777,669	3,040,042
Research and development expenses	2,938,029	3,622,003
Selling and marketing expenses	2,726,135	4,174,193
General and administrative expenses	1,925,832	2,034,011

Total employee benefit expenses	10,367,665	12,870,249

(s) Share-based Compensation

The Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognizes the cost over the period the employee is required to provide service in exchange for the award, which generally is the vesting period. The amount of cost recognized is adjusted to reflect the expected forfeiture prior to vesting. When no future services are required to be performed by the employee in exchange for an award of equity instruments, and if such award does not contain a performance or market condition, the cost of the award is expensed on the grant date. The Company recognizes compensation cost for an award with only service conditions that has a graded vesting schedule on a straight-line basis over the requisite service period for the entire award, provided that the cumulative amount of compensation cost recognized at any date at least equals the portion of the grant-date value of such award that is vested at that date.

(t) Earnings (Loss) per Share

Basic earnings (loss) per ordinary share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income (loss) is allocated between ordinary shares and other participating securities based on participating rights in undistributed earnings. The Company’s redeemable convertible preferred shares are participating securities since the holders of these securities participate in dividends on the same basis as ordinary shareholders. These participating securities are not included in the computation of basic loss per ordinary share in periods when the Company reports net loss, because these participating security holders have no obligation to share in the loss of the Company based on the contractual rights and obligations of these participating securities.

Diluted earnings (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the redeemable convertible preferred shares (using the if-converted method) and ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method). Potential dilutive securities are not included in the calculation of dilutive earnings (loss) per share if the impact is anti-dilutive.

(u) Segment Reporting

The Company uses the management approach in determining reportable operating segments. The management approach considers the internal reporting used by the Company’s chief operating decision maker for making operating decisions about the allocation of resources of the segment and the assessment of its performance in determining the Company’s reportable operating segments. Management has determined that the Company has one operating segment, which is the mobile internet related business.

(v) Variable Interest Entities

The Company’s sales are conducted through VIEs, in order to comply with the PRC laws and regulations which prohibit foreign investments in companies that are engaged in mobile internet related business. The equity interests of VIEs are legally held by individuals who act as nominee equity holders of the VIEs on behalf of the Parent.

A series of contractual agreements, including loan agreements, master exclusive service agreements, business cooperation agreements, exclusive option agreements, proxy agreements and powers of attorney, and equity pledge agreements (collectively, the “VIE Agreements”) were entered among the Parent, Jiubang Computer, the VIEs, and the nominee equity holders of the VIEs. Through these agreements, the nominee equity holders have granted all their legal rights including voting rights and disposition rights of their equity interests in the VIEs to the Parent and Jiubang Computer. Accordingly, the nominee equity holders of the VIEs do not participate significantly in income and loss and do not have the power to direct the activities of the VIEs that most significantly impact their economic performance.

In accordance with ASC 810-10-25-38A, the Parent has a controlling financial interest in the VIEs because the Parent has (i) the power to direct activities of the VIEs that most significantly impact the economic performance of the VIEs; and (ii) the obligation to absorb the expected losses and the right to receive expected residual return of the VIEs that could potentially be significant to the VIEs.

Under the terms of the VIE Agreements, the Parent has (i) the right to receive economic benefits that could potentially be significant to the VIEs in the form of service fees under the master exclusive service agreements when such services are provided; (ii) the right to receive all dividends declared by the VIEs and the right to all undistributed earnings of the VIEs; (iii) the right to receive the residual benefits of the VIEs through its exclusive option to acquire 100% of the equity interests in the VIEs, to the extent permitted under PRC law. Accordingly, the financial statements of the VIEs are consolidated in the Parent’s consolidated financial statements.

Under the terms of the VIE Agreements, the VIEs’ nominee equity holders have no rights to the net assets nor have the obligations to fund the deficit, and such rights and obligations have been vested to the Parent. All of the equity (net assets) or deficits (net liabilities) and net income (loss) of the VIEs are attributed to the Parent.

The key terms of these VIE Agreements, as amended and restated, are as follows:

Loan agreements: Jiubang Computer lent to the VIEs’ nominee equity holders interest free loans in the amount of RMB14,600,000 for the sole purpose of their contribution of the VIEs’ registered capital. The loans can only be repaid with the proceeds derived from the sale of the VIEs’ equity interests to Jiubang Computer or its designated representatives pursuant to the exclusive option agreements. Each of the loan agreements has an indefinite term until the full repayment of the loan thereunder.

Master exclusive service agreements: The VIEs irrevocably appoint and designate Jiubang Computer as their exclusive service provider to provide services, including but not limited to technology development service, technical consulting service, network development service and market research and consulting service to the VIEs. The service fees are determined based on certain objective criteria such as the technical difficulty and complexity of the services provided by Jiubang Computer and the actual labor costs incurred by Jiubang Computer for providing the services during the relevant period. The term of this agreement is 10 years, and the agreement may be automatically extended upon the expiration. Jiubang Computer may terminate the agreements at any time with a 30-day prior written notice to VIEs, whereas none of VIEs can terminate this agreement.

Business cooperation agreements: The Parent, Jiubang Computer, the VIEs and their nominee equity holders agreed that the VIEs may not enter into any transaction that could materially affect the assets, obligation, right or operations of the VIEs, without prior written consent from Jiubang Computer. In addition, directors or other senior management of the VIEs must be appointed by the Parent and the Jiubang Computer. To ensure sufficient cash flow required by the business operations of the VIEs, the Parent agrees that it shall, to the extent permissible under PRC law, through itself or any party designated by it, provide financial support to the VIEs. The agreements shall be in effect as long as VIEs exists. None of VIEs or VIEs’ nominee equity holders can terminate these agreements. Jiubang Computer may terminate the agreements by providing a 30-day prior written notice to VIEs and VIEs’ nominee equity holders.

Exclusive option agreements: Through the exclusive option agreements entered into among the Parent, the VIEs and their nominee equity holders, Jiubang Computer or any other party designated by the Parent, has an exclusive purchase option to acquire all of the equity interest or assets in the VIEs from their nominee equity holders at any time when permitted by applicable Chinese laws and regulations. The proceeds from the exercise of the call options will be applied to repay the loans under the loan agreements described above. The Parent has the sole discretion as to when to exercise such options, either in part or in full. Without the Parent’s prior written consent, VIEs’ nominee equity holders shall not transfer their equity interests in VIEs, and VIEs shall not transfer its assets. The transfer price will be the minimum amount of consideration permitted under PRC law at the time of such share transfer. The agreements will remain effective as long as VIEs exist. The Parent and

Jiubang Computer may terminate the agreements at any time with a 10-day prior written notice to VIEs and their nominee equity holders, whereas none of VIEs and their nominee equity holders can terminate the agreements.

Proxy agreements and powers of attorney: The VIEs’ nominee equity holders signed proxy agreements and powers of attorney, with the Parent and Jiubang Computer to exclusively assign their rights as equity holders of the VIEs to the Parent, including voting right, right to transfer any or all equity interest in the VIEs and right to appoint director and executive management. VIEs’ nominee equity holders further covenants and undertakes that, if nominee equity holder receives any dividends, interest, any other forms of capital distributions, residual assets upon liquidation, or proceeds or consideration from the transfer of equity interest as a result of, or in connection with, such equity interests in VIEs, the VIEs’ nominee equity holders shall, to the extent permitted by applicable laws, remit all such dividends, interest, capital distributions, assets, proceeds or consideration to Jiubang Computer or the Parent, to the extent permitted by law, without any compensation. The proxy agreements and powers of attorney will remain effective as long as VIEs exist. VIEs’ nominee equity holders do not have the right to terminate the agreements and powers of attorney without the prior written consent of the Parent.

Equity pledge agreements: To guarantee VIEs’ performance of their obligations under the master exclusive service agreements, business cooperation agreements, loan agreements and the exclusive option agreements, the VIEs’ nominee equity holders have pledged their entire equity interests in the VIEs to Jiubang Computer. The equity pledges under the equity pledge agreements were registered with the relevant local authority on July 26, 2013. Neither the nominee equity holders of the VIEs will create or allow any encumbrance on the pledged equity interests. The share pledge agreement can only be terminated upon the termination of the master exclusive service agreements, business cooperation agreements, loan agreements and exclusive option agreements.

Spousal Consent Letters: The spouses of each of nominee equity holders signed spousal consent letters to consent that certain equity interests in the VIEs held by and registered in the name of the respective nominee equity holders will be disposed of pursuant to the VIE agreements. These spouses undertake not to take any action to interfere with the disposition of such equity interests, including, without limitation, claiming that such equity interests constitute communal property of marriage. These spouses also waive unconditionally and irrevocably any rights or entitlements whatsoever to such equity interest that may be granted to them according to any applicable laws.

Risks and uncertainties of the VIE Agreements: The Parent, through Jiubang Computer, relies on the VIE Agreements to operate and control the VIEs. However, these contractual arrangements may not be as effective as direct equity ownership in providing the Parent with control over the VIEs. Any failure by the VIEs or their nominee equity holders to perform their obligations under the VIE Agreements would have a material adverse effect on the Company’s consolidated financial position and financial performance. All the VIE Agreements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit the Parent’s or Jiubang Computer’s ability to enforce these contractual arrangements. In addition, if the legal structure and the VIE Agreements were found to be in violation of any existing or future PRC laws and regulations, the Company may be subject to fines or other legal or administrative sanctions.

In the opinion of management, based on the legal opinion obtained from the Company’s PRC legal counsel, the above contractual arrangements are legally binding and enforceable and do not violate current PRC laws and regulations. However, there are uncertainties regarding the interpretation and application of existing and future PRC laws and regulations.

Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Company and the VIE Agreements are found to be in violation of any existing or future PRC laws and regulations, the PRC government could:

•	levy fines on the Company or confiscate income of the Company;

•	revoke or suspend Jiubang Computer or VIEs’ business or operating licenses;

•	shut down VIEs’ servers or block VIEs’ website, and discontinue or place restrictions or onerous conditions on VIE’s operations;

•	require the Company to discontinue their operations in the PRC;

•	require the Company to undergo a costly and disruptive restructuring;

•	take other regulatory or enforcement actions that could be harmful to the Company’s business.

If the imposition of any of these government actions, or any inability to enforce the contractual arrangements upon a breach, causes the Parent to lose its ability to direct the activities of the VIEs and to receive substantially all the economic benefits and residual returns from the VIEs, the Parent would no longer be able to consolidate the financial results of the VIEs. Total assets, total liability, equity, revenues, net income (loss) and cash flows of the Company would be significantly less than the reported amount in the consolidated financial statements of the Company. In the opinion of management, the likelihood of loss resulting from the VIE Agreements is remote based on current facts and circumstances.

The assets and liabilities of the VIEs as of December 31, 2011 and 2012 and the revenues and net income (loss) for the years ended December 31, 2011 and 2012 are as follows:

	December 31,
	2011	2012
	RMB	RMB
Cash	66,269,914	48,046,536
Accounts receivable, net	33,165,757	46,339,590
Prepaid expenses and other current assets	3,231,074	10,228,548
Amounts due from related parties	5,441,782	21,424,807
Deferred income tax assets	—	6,903,561

Total current assets	108,108,527	132,943,042

Equity method investments	3,290,461	—
Property and equipment, net	10,508,196	7,877,323
Intangible assets, net	1,284,102	1,489,031
Other non-current assets	1,963,304	3,555,345

Total assets	125,154,590	145,864,741

Accounts payable	1,408,501	5,056,562
Accrued expenses and other current liabilities	26,906,738	38,890,746
Amounts due to related parties	155,590,255	145,027,552

Total current liabilities	183,905,494	188,974,860

Non-current liabilities	4,097,014	2,220,000

Total liabilities	188,002,508	191,194,860

	Year Ended December 31,
	2011	2012
	RMB	RMB
Revenues	96,465,122	184,887,591
Net income (loss)	(31,395,906)	17,517,799

Amounts due from/to related parties represent the amounts due from/to the Parent’s subsidiaries, which are eliminated on consolidation.

All of the assets of the VIEs can be used only to settle obligations of VIEs. None of the assets of the VIEs has been pledged or collateralized. The creditors of the VIEs do not have recourse to the general credit of the Parent or its consolidated subsidiaries.

(w) Recently Issued Accounting Standards

In June 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-05, Presentation of Comprehensive Income (“ASU 2011-05”), which amended accounting guidance related to presentation of comprehensive income. The standards update is intended to help financial statement users better understand the causes of an entity’s change in financial position and results of operation. The amendment eliminates the option to present components of other comprehensive income as part of the statement of changes in equity. The amendment requires that all non-owner changes in equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The guidance also requires that reclassification adjustments for items that are reclassified from other comprehensive income to net income be presented on the face of the financial statement where the components of net income and other comprehensive income are presented. In December 2011, the FASB issued ASU 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Items Out of Accumulated Other Comprehensive Income in ASU No. 2011-05 (“ASU 2011-12”), which defers only those changes in ASU 2011-05 that relate to the presentation of reclassification adjustments out of accumulated other comprehensive income. ASU 2011-05 and ASU 2011-12 are effective for reporting periods beginning after December 15, 2011. The Company adopted the new guidance on January 1, 2012.

In February 2013, the FASB issued ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU 2013-02”). The standard requires that companies present either in a single note or parenthetically on the face of the financial statements, the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source (e.g., the release due to cash flow hedges from interest rate contracts) and the income statement line items affected by the reclassification (e.g., interest income or interest expense). If a component is not required to be reclassified to net income in its entirety (e.g., the net periodic pension cost), companies would instead cross reference to the related footnote for additional information (e.g., the pension footnote). ASU 2013-02 is effective for interim and annual reporting periods beginning after December 15, 2012. The Company will adopt the provisions of the new guidance on January 1, 2013. The adoption is not expected to have a material impact on the Company’s consolidated financial statements and related disclosures.

3    ACCOUNTS RECEIVABLE, NET

Accounts receivable consists of the following:

	December 31,
	2011	2012
	RMB	RMB
Accounts receivable	33,167,598	46,341,590
Allowance for doubtful accounts	—	—

Accounts receivable, net	33,167,598	46,341,590

4    PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

		December 31,
		2011	2012
		RMB	RMB
Prepaid rental expenses		976,730	1,661,854
Advances to employees		1,011,075	1,249,822
Receivable from disposal of an equity method investment	Note 6	—	6,400,000
Others	(i)	1,583,653	1,172,254

Total		3,571,458	10,483,930

(i)	Others mainly represent office rental deposits and prepaid bandwidth fees. The office rental deposits of RMB1,495,042 and RMB3,380,050 which are expected to be collected after one year of the balance sheet date are presented as other non-current assets in the consolidated balance sheets.

5    SHORT-TERM INVESTMENT

During 2010 and 2011, the Company invested in financial products managed by banks in PRC. The terms of these financial products were within 6 months. All these financial products subsequently matured during the years ended December 31, 2011 and 2012. The Company earned investment income of RMB2,251,269 and RMB124,862 on these financial products for the years ended December 31, 2011 and 2012, respectively.

6    EQUITY METHOD INVESTMENTS

In May 2010, the Company made a 49% equity interest investment in Chengdu Baimo Technology Co., Ltd. (“Baimo”), a mobile online game developer based in the PRC. The Company accounted for the investment under the equity method. As of December 31, 2011, the carrying value of the investment was nil. The Company recognized share of losses from this equity investment of RMB1,642,538 and nil, and an impairment loss of RMB206,847 and nil for the years ended December 31, 2011 and 2012, respectively. In August 2013, the Company disposed Baimo for a nominal amount.

In October 2010, the Company acquired 60% equity interest in Fengmingxuan Network Co., Ltd. (“Fengmingxuan”), an online reading service provider based in the PRC. The Company accounted for its investment in Fengmingxuan using the equity method because the other 40% equity holders have substantive participating rights in (i) selecting, terminating, and setting the compensation of management responsible for implementing Fengmingxuan’s policies and procedures; and (ii) establishing operating and capital decisions of Fengmingxuan, including budgets, in the ordinary course of business. As of December 31, 2011, the carrying value of the investment was nil. The Company recognized share of losses from this equity investment of RMB1,392,313 and nil, and an impairment loss of RMB182,423 and nil for the years ended December 31, 2011 and 2012, respectively. Currently, the Company is seeking a buyer to sell its equity interest in Fengmingxuan and does not expect to receive significant proceeds from the disposal.

In February 2011, Jiubang Digital made a 33% equity interest investment in Zhuhai Zhengdian Technology Co., Ltd. (“Zhuhai Zhengdian”), a mobile security software developer based in the PRC. The 33% equity interest was held by Zhuhai Changsheng Computer Technology Co., Ltd. (“Zhuhai Changsheng”) on behalf of the Company through a loan agreement. Pursuant to the loan agreement, (1) the Company lent to Zhuhai Changsheng interest free loan in the amount of RMB4,000,000 for the sole purpose of its contribution of the Zhuhai Zhengdian’s 33% registered capital; (2) Zhuhai Changsheng assigned its 33% voting right and profit distribution right to the Company; and (3) Zhuhai Changsheng pledged 33% equity interests in the Zhuhai Zhengdian to the Company. In substance, through the loan agreement, Zhuhai Changsheng held the equity investment in Zhuhai Zhengdian on behalf of the Company.

Zhuhai Changsheng is a related party of the Company, and is wholly owned by Hu Xiaomei, who is the spouse of Deng Yuqiang, the Company’s co-founder and chief executive officer. The investment was accounted for under equity method. On May 1, 2012 (date of disposal), Zhuhai Changsheng entered into Equity Transfer Agreement on behalf of the Company with an independent third party for the sale of 33% equity interest in Zhuhai Zhengdian for a total cash consideration of US$1,000,000 (equivalent to RMB6,400,000). A gain of RMB4,182,485 was recognized from disposal of Zhuhai Zhengdian upon completion of the sale in May 2012. The gain was measured as the difference between cash consideration to be received and the carrying amount of the investment at the time of completion of the sale. As of December 31, 2012, a receivable from disposal of Zhuhai Zhengdian in the amount of RMB6,400,000 was included in prepaid expenses and other current assets. The cash consideration of the disposal transaction was received in full by the Company on February 18, 2013.

The Company’s share of losses from equity investment in Zhuhai Zhengdian was RMB709,539 and RMB1,072,946 for the years ended December 31, 2011 and 2012. The summarized financial information of Zhuhai Zhengdian is as follows:

Income statement data	Year Ended December 31,
	2011	2012(a)
	RMB	RMB
Revenues	—	—
Gross profit	—	—
Operating loss	2,150,119	3,251,349
Net loss	2,150,119	3,251,349

(a)	For the period from January 1, 2012 to May 1, 2012 (date of disposal).

Balance sheet data	December 31, 2011	The date of disposal
	RMB	RMB
Current assets	1,910,384	2,405,813
Non-current assets	7,999,386	6,584,533
Current liabilities	59,889	2,391,814
Non-current liabilities	—	—

The summarized financial information of Baimo and Fengmingxuan is as follows:

	Year Ended December 31,
Income statement data	2011	2012
	RMB	RMB
Revenues	2,023,550	3,133,900
Gross profit	1,489,402	1,964,361
Operating loss	5,671,679	1,696,790
Net loss	5,672,640	1,686,296

	December 31,
Balance sheet data	2011	2012
	RMB	RMB
Current assets	1,068,376	277,472
Non-current assets	494,013	261,357
Current liabilities	1,227,123	1,889,859
Non-current liabilities	—	—

7    PROPERTY AND EQUIPMENT, NET

Property and equipment consists of the following:

	December 31,
	2011	2012
	RMB	RMB
Computer equipment	19,667,707	19,465,980
Office equipment and furniture	2,237,940	2,494,285
Motor vehicles	616,649	616,649
Leasehold improvements	8,466,370	12,110,328

Total property and equipment	30,988,666	34,687,242
Less: accumulated depreciation	(19,423,091)	(26,051,513)

Property and equipment, net	11,565,575	8,635,729

The depreciation expense was allocated as follows:

	Year Ended December 31,
	2011	2012
	RMB	RMB
Cost of revenues	2,105,699	1,736,347
Research and development expenses	1,925,669	2,567,077
Selling and marketing expenses	2,466,549	2,029,175
General and administrative expenses	592,555	621,777

Total depreciation expense	7,090,472	6,954,376

8    INTANGIBLE ASSETS, NET

	December 31, 2012
	Gross carrying amount	Accumulated amortization	Net carrying amount	Weighted Average Amortization Period
	RMB	RMB	RMB	Years
Copyrights	3,416,380	(2,019,608)	1,396,772	2
Others	177,500	(85,241)	92,259	5

Total intangible assets	3,593,880	(2,104,849)	1,489,031

	December 31, 2011
	Gross carrying amount	Accumulated amortization	Net carrying amount	Weighted Average Amortization Period
	RMB	RMB	RMB	Years
Copyrights	1,894,800	(710,881)	1,183,919	2
Others	136,000	(35,817)	100,183	5

Total intangible assets	2,030,800	(746,698)	1,284,102

Amortization expense was RMB680,823 and RMB1,358,152 for the years ended December 31, 2011 and 2012.

The estimated aggregate amortization expense for each of the next five years is as follows:

December 31,	Amount
RMB
2013	957,895
2014	430,943
2015	97,642
2016	1,400
2017	1,151

Total	1,489,031

9    ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

		December 31,
		2011	2012
		RMB	RMB
Accrued payroll and employee benefits		10,346,952	15,743,877
Content fee payable		2,801,678	10,650,371
Government grants		6,982,986	3,087,014
Other tax payables	(i)	379,281	3,149,642
Deferred revenue	(ii)	2,283,027	4,373,012
Accrued bandwidth fee		1,456,442	954,871
Other accrued expenses	(iii)	2,667,917	1,397,529

Total accrued expenses and other current liabilities		26,918,283	39,356,316

(i)	Other tax payable mainly includes VAT payable and surcharges.

(ii)	Deferred revenue mainly consists of payments received in advance from customers relating to mobile reading and mobile portal marketing services which are expected to be provided by the Company within one year.

(iii)	Other accrued expenses mainly represent accrued office expenses and other operating costs.

10    REVENUES

Revenues consist of the following:

	Year Ended December 31,
	2011	2012
	RMB	RMB
Mobile reading services	33,547,733	72,766,802
Mobile portal marketing services	47,526,527	57,506,160
Mobile application products and services	3,896,544	34,056,890
Other revenues	11,623,734	20,888,829

Total revenues	96,594,538	185,218,681

The following summarizes the Company’s revenue from the following geographic areas (based on the location of customers):

	Year Ended December 31,
	2011	2012
	RMB	RMB
PRC (excluding HK SAR and Macau)	92,697,994	154,029,436
United States of America	1,791,420	14,312,392
Others	2,105,124	16,876,853

Total revenues	96,594,538	185,218,681

11    INCOME TAXES

Cayman Islands and British Virgin Islands

Under the current laws of the BVI and Cayman, the Parent and its subsidiary in Cayman Islands are not subject to tax on its income or capital gains.

Hong Kong

For the period from its inception to December 31, 2012, the Parent’s subsidiary in Hong Kong did not have any assessable profits arising in or derived from HK SAR and therefore no provision for Hong Kong Profits Tax was required. The payments of dividends by Hong Kong companies are not subject to any Hong Kong withholding tax.

People’s Republic of China

The Parent’s consolidated PRC subsidiaries and VIEs file separate income tax returns in the PRC. On March 16, 2007, the National People’s Congress passed the new Enterprise Income Tax Law (“new EIT Law”). The statutory income tax rate under the new EIT Law is 25% effective from January 1, 2008. According to the new EIT Law, entities that qualify as “high-and-new technology enterprises eligible for key support from the State” (“HNTE”) are entitled to a preferential income tax rate of 15%.

The Parent’s consolidated PRC subsidiaries and VIEs are subject to income tax at 25%, unless otherwise specified.

In 2008, Jiubang Digital received the approval from the tax authority that it qualified as an HNTE. The certificate entitled Jiubang Digital to the preferential income tax rate of 15% effective retroactively from January 1, 2008 to December 31, 2010. In 2011, Jiubang Digital received the approval from the tax authority on its renewal as an HNTE which entitled it to the preferential income tax rate of 15% effective retroactively from January 1, 2011 to December 31, 2013. Jiubang Digital’s applicable income tax rate from January 1, 2014 onwards is 25% unless it requalifies as an HNTE.

The components of income (loss) before income taxes are as follows:

	Year Ended December 31,
	2011	2012
	RMB	RMB
PRC, excluding HKSAR	(39,020,327)	8,929,704
Cayman and BVI	(3,239,140)	(481,547)
HKSAR	(515,929)	(14,478)
Other	(646)	(169,216)

Total income (loss) before income taxes	(42,776,042)	8,264,463

The Company’s income tax benefit recognized in the consolidated statements of comprehensive income (loss) consists of the following:

	Year Ended December 31,
	2011	2012
	RMB	RMB
Current income tax expense	—	—
Deferred income tax benefit	—	(6,903,561)

Total income tax benefit	—	(6,903,561)

The actual income tax benefit reported in the consolidated statements of comprehensive income (loss) for each of the years ended December 31, 2011 and 2012 differs from the amount computed by applying the PRC statutory income tax rate to income (loss) before income taxes due to the following:

	Year Ended December 31,
	2011	2012
	RMB	RMB
Computed expected income tax expense (benefit)	(10,694,011)	2,066,116
Non-PRC entities not subject to income tax	938,929	166,310
Research and development expenses bonus deduction	(1,619,472)	(3,188,028)
Non-deductible expenses
—Entertainment expense	443,622	253,351
—Impairment loss on an equity method investment	51,712	—
—Share of losses of equity method investments	410,634	—
—Other	94,644	300,571
Tax rate differential	1,430,646	(1,810,791)
Change in valuation allowance	8,943,296	(4,691,090)

Actual income tax benefit	—	(6,903,561)

The principal components of deferred income tax assets are as follows:

	December 31,
	2011	2012
	RMB	RMB
Deferred income tax assets:
Tax loss carryforwards	23,594,759	18,460,724
Accrued expenses and other current liabilities	2,668,944	4,635,723
Accounts receivable	2,934,247	3,289,043
Advertising expense	721,531	721,531
Impairment loss on equity method investments	531,431	425,000

Total deferred income tax assets	30,450,912	27,532,021
Valuation allowance	(30,450,912)	(20,628,460)

Deferred income tax assets, net	—	6,903,561

The movements of the valuation allowance are as follows:

	December 31,
	2011	2012
	RMB	RMB
Balance as of January 1	22,781,569	30,450,912
Net addition	8,943,296	2,212,471
Reversal	—	(6,903,561)
Expiration of tax loss	(1,273,953)	(5,131,362)

Balance as of December 31	30,450,912	20,628,460

As of December 31, 2011 and 2012, valuation allowances were provided against the deferred income tax assets of certain subsidiaries, which were at cumulative loss positions. In assessing the realization of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilizable. Management considers projected future taxable income and tax planning strategies in making this assessment. As of December 31, 2012, management assessed the need for the valuation allowance provided against the deferred income tax assets of Jiubang Digital since it began to generate pretax income during 2012. Based on current business plans and projected net income in the near future, management believes it is more likely than not that Jiubang Digital will realize the deferred income tax assets. Consequently, the Company recorded a tax benefit in the amount of RMB6,903,561 due to the reversal of the valuation allowance of the deferred income tax assets of Jiubang Digital.

As of December 31, 2012, the Company had tax loss carryforwards of RMB73,972,283, of which RMB14,723,448, RMB7,828,875, RMB11,500,064, RMB21,621,991 and RMB18,297,905 will expire, if unused, by 2013, 2014, 2015, 2016 and 2017, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended December 31, 2011 and 2012 is as follows:

	December 31,
	2011	2012
	RMB	RMB
Balance as of January 1	—	594,402
Increase related to current year tax positions	594,402	5,311,324

Balance as of December 31	594,402	5,905,726

Included in the balances of unrecognized tax benefits as of December 31, 2011 and 2012 were potential benefits of nil and RMB5,349,594 that, if recognized, would affect the effective tax rate. No interest and penalty expenses were recorded for the years ended December 31, 2011 and 2012. The unrecognized tax benefits were presented as a reduction of the deferred income tax asset for tax loss carry forwards since the uncertain tax position would reduce the tax loss carry forwards under the tax law. Management believes that it is reasonably possible that approximately RMB5,155,726 of the unrecognized tax benefits as of December 31, 2012 will be recognized in the next twelve months as a result of settlement.

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100,000. In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. The income tax returns of the Parent’s consolidated PRC subsidiaries and VIEs for the years from 2007 to 2012 are open to examination by the PRC tax authorities.

12    REDEEMABLE CONVERTIBLE PREFERRED SHARES, CONVERTIBLE NOTES AND WARRANTS

Series A, Series B and Series C convertible preferred shares

Pursuant to the Series A convertible preferred shares purchase agreements dated May 15, 2005, the Parent issued 21,428,600 redeemable Series A convertible preferred shares to third party investors for US$1,200,000 (equivalent to RMB9,931,800) in aggregate or US$0.056 (equivalent to RMB0.4635) per share (“Series A Original Issuance Price”) (being retroactively adjusted to reflect the effect of the share split), net of issuance costs of RMB165,530.

Pursuant to the Series B convertible preferred shares purchase agreements dated June 9, 2006, the Parent issued 32,142,900 Series B convertible preferred shares (being retroactively adjusted to reflect the effect of the share split) to third party investors for US$9,000,000 (equivalent to RMB72,036,900) in aggregate or US$0.280 (equivalent to RMB2.2411) per share (being retroactively adjusted to reflect the effect of the share split), net of issuance costs of RMB888,157 (“Series B Financing”). In conjunction with the Series B convertible preferred shares purchase agreement, the third party investors of the Series B convertible preferred shares also received

2,083,300 warrants (being retroactively adjusted to reflect the effect of the share split) (“Series B Warrants”) to purchase Series B convertible preferred shares at an exercise price of US$0.336 per share (being retroactively adjusted to reflect the effect of the share split) (the price of US$0.280 and US$0.336 are collectively referred to “Series B Original Issuance Price”) on June 9, 2006.

On January 21, 2009, the Parent issued convertible promissory notes of US$4,000,000 (equivalent to RMB27,313,600) to all holders of Series B convertible preferred shares. The notes carry an annual coupon interest rate of 4%. All of the principal and interests of convertible promissory notes were due on January 20, 2011 (“Maturity Date”).

In the event that a subsequent preferred shares offering is not completed prior to the Maturity Date, the holders of the convertible promissory notes have the option to convert the notes into Series B-1 convertible preferred shares, which have the rights and privileges identical to those of Series B convertible preferred shares in all material aspects save that the conversion share price is determined based on a pre-money valuation of the Company of US$90,000,000.

In addition, prior to the Maturity Date, the convertible promissory notes holders have the right to exchange the notes into the convertible preferred shares issued in a subsequent preferred shares financing. The price used to determine the number of convertible preferred shares issued in exchange for the convertible promissory notes is equal to the purchase price paid by the investors in the newly issued convertible preferred shares times a discount of 20% or 30%, depending on when the subsequent preferred shares offering occurs. Consequently, the exchange feature permits the convertible promissory notes holder to receive a variable number of shares of an unspecified future series of preferred shares with an aggregate fair value that is based on a fixed monetary amount (the principal amount of the convertible promissory notes that is being exchanged). The Company accounted for this contingent prepayment feature (put option) as an embedded derivative. As of December 31, 2011 and 2012, there was no outstanding embedded derivative due to the exchange of the convertible promissory notes as a result of the completion of Series C Financing on June 8, 2010 as described below.

Pursuant to the Series C convertible preferred shares purchase agreements dated June 8, 2010 (“Series C Original Issue Date”), (i) the Company issued 22,660,321 Series C-1 convertible preferred shares to certain holders of Series B convertible preferred shares and a third party investor for US$20,000,000 (equivalent to RMB136,431,445) in aggregate or US$0.8826 (equivalent to RMB6.0207) per share (Series C-1 Original Issuance Price), net of issuance costs of RMB343,098. In connection with the issuance of the Series C-1 convertible preferred shares, the Company also issued to the third party investor 1,888,396 Series C Warrants to purchase Series C-3 convertible preferred shares at an exercise price of US$1.0591 per share (“Series C-3 Original Issuance Price”) on June 8, 2010. The Series C Warrants have a one year term.

On June 8, 2010, as a result of the completion of Series C Financing, the promissory notes holders elected to exchange all convertible notes of US$4,000,000 (equivalent to RMB27,313,600) into 6,474,587 Series C-2 convertible preferred shares at US$0.6178 per share (“Series C-2 Original Issuance Price”). (Series C-1, Series C-2 and Series C-3 convertible preferred shares are collectively referred to as “Series C convertible preferred shares”).

As described below, the Series B Warrants and Series C Warrants are liability classified. The proceeds received from the issuance of Series B and Series C Financing were first allocated to the Series B Warrants and Series C Warrants respectively based on their fair values with the residual amount allocated to the Series B and Series C-1 convertible preferred shares. The Company determined that there was no embedded beneficial conversion feature attributable to the Series A, Series B and Series C convertible preferred shares at the commitment date since the initial conversion price of the Series A, Series B and Series C convertible preferred shares were greater than the estimated fair values of the Company’s ordinary shares as of May 15, 2005, June 9, 2006 and June 8, 2010, respectively. The estimated fair values of the underlying ordinary shares on May 15, 2005, June 9, 2006 and June 8, 2010 were determined by management based on a retrospective valuation with the assistance of American Appraisal China Limited (“American Appraisal”), an independent valuation firm. The

Company first determined its enterprise value by using an income approach which requires the estimation of future cash flows and the application of an appropriate discount rate with reference to comparable listed companies engaged in a similar industry to convert such future cash flows to a single present value, and then allocated the enterprise value between the ordinary shares and preferred shares.

The significant terms of Series A, Series B and Series C convertible preferred shares are as follows:

(i)	Conversion

The holders of Series A, Series B and Series C convertible preferred shares have the right to convert all or any portion of their holdings into ordinary shares at a rate of one-for-one at any time, subject to a contingent conversion price adjustment if there are additional ordinary shares issued or deemed to be issued, as defined in the Company’s Memorandum and Articles of Association, at a price lower than the Series A, Series B and Series C convertible preferred shares issuance price. In addition, each Series A, Series B and Series C convertible preferred shares will automatically be converted into ordinary shares upon the consummation of a Qualified Initial Public Offering (“Qualified IPO”), as defined in the Memorandum and Articles of Association.

The contingent conversion price adjustment may provide the holders of the Series A, Series B and Series C convertible preferred shares with a beneficial conversion feature. However, any such beneficial conversion feature relating to the conversion price adjustment, if any, will only be recognized when the contingency is resolved.

(ii)	Voting

The holders of Series A, Series B and Series C convertible preferred shares have voting rights equivalent to the ordinary shareholders on an ‘‘if-converted’’ basis.

(iii)	Dividends

The board of directors of the Company may approve the payment of dividends at their discretion to the holders of Series A, Series B and Series C convertible preferred shares. Any dividend declared and paid on ordinary shares shall be also declared and paid in respect of the Series A, Series B and Series C convertible preferred shares as if all such Series A, Series B and Series C convertible preferred shares has been converted to ordinary shares.

(iv)	Liquidation preference

The liquidation preference of the holders of Series A, Series B and Series C convertible preferred shares is as follows: in the event of any Liquidation Event, as defined in the Memorandum and Articles of Association, the proceeds shall be distributed according to the following sequence: (i) first to the holders of the Series C convertible preferred shares at 100% of the Series C-1, Series C-2 and Series C-3 Original Issuance Price, plus declared but unpaid dividends on each share of Series C convertible preferred shares; (ii) second to the holders of Series A and Series B convertible preferred shares at 100% of the Series A Original Issue Price and Series B Original Issuance Price, plus declared but unpaid dividends on each share of Series A and Series B convertible preferred shares, respectively; (iii) third to the holders of Series C convertible preferred shares a further amount equal to (a) 50% of the Series C-1, Series C-2 and Series C-3 Original Issue Price, plus declared but unpaid dividends on each share of Series C convertible preferred shares if the Liquidation Event occurs within two years after the Series C Original Issue Date, or (b) 100% of the Series C-1, Series C-2 and Series C-3 Original Issue Price, plus declared but unpaid dividends on each share of Series C convertible preferred shares if the Liquidation Event occurs on a date later than two years after the Series C Original Issue Date; (iv) forth to the holders of Series A and Series B convertible preferred shares a further amount equal to (a) 50% of the Series A and Series B Original Issue Price, plus declared but unpaid dividends on each share of Series C convertible preferred shares if the Liquidation Event occurs within two years after the Series C Original Issue Date, or (b) 100% of the Series A Original Issue Price and Series B Original Issue Price, plus declared but unpaid dividends on each share of Series A and B convertible preferred shares if the Liquidation Event occurs on a date later than two years after the Series C Original Issue Date. The remaining assets of the Company, if any, shall be distributed pro rata to the holders of ordinary shares and Series A, Series B and Series C convertible preferred shares then outstanding, based on the number of ordinary shares then held by each shareholder on an “if-converted” basis.

(v)	Redemption

In August 2013, the Memorandum and Articles of Association was amended whereby the earliest redemption date of September 30, 2013 was extended to September 30, 2014.

The holders of Series A, Series B and Series C convertible preferred shares will have the right to request for redemption all or a portion of the respective convertible preferred shares they hold at a price calculated as follows:

(i) if the aggregate Original Issuance Price amount (the “Investment Amount”) requested to be redeemed by each holder of Series A, Series B and Series C convertible preferred shares plus a return on the Investment Amount at a rate of 25% per annum (“Redemption Return”), is equal to or less than 80% of the cash held by the Company at the time of redemption (“Cash Balance”), accruing from the respective issue date until the redemption date, all preferred shares requested to be redeemed shall be redeemed at a price that is equal to the sum of the Investment Amount and the Redemption Return; (ii) if the sum of the Investment Amount and the Redemption Return is greater than 80% of the Cash Balance, all preferred shares requested to be redeemed shall be redeemed at a price that is equal to 80% of the Cash Balance.

If any convertible preferred shares are redeemed pursuant to (ii), the Company shall issue to such holder a promissory note that (i) has a principal amount that is equal to the difference between the sum of the Investment Amount and the Redemption Return of such holder and 80% of the Cash Balance; (ii) carries an annual interest of 8%; and (iii) matures 24 months after the redemption.

For all the periods presented, the Company concluded that it was probable that the Series A, Series B and Series C convertible preferred shares will become redeemable. The Company has elected to accrete changes in the redemption value over the period from the date of issuance to the earliest redemption date using the interest method. The total accretion of Series A convertible preferred shares of RMB1,937,640 and RMB1,893,750, Series B convertible preferred shares of RMB15,662,572 and RMB15,307,795 and Series C convertible preferred shares of RMB37,620,505 and RMB41,031,250 were recorded as a reduction to additional paid-in capital first and then charged against accumulated deficit in the absence of additional paid-in capital for the years ended December 31, 2011 and 2012, respectively.

Warrants

Series B Warrants have a one year term and are required to be exercised before the occurrence of a Qualified IPO, as defined in the Memorandum and Articles of Association.

As discussed above, in conjunction with the Series C convertible preferred shares purchase agreement, on January 8, 2010 the Parent issued 1,888,396 Series C Warrants to purchase Series C-3 convertible preferred shares at an exercise price of US$1.0591 per share to the third party investor.

The Series B Warrants and Series C Warrants permit the holders to acquire Series B and Series C-3 convertible preferred shares that may require redemption at a future date at the holders’ option, and therefore embody conditional obligations of the Company to repurchase the Company’s preferred shares. Therefore the warrants are classified separately as liabilities (with a corresponding reduction to the carrying amount of Series B and Series C-1 convertible preferred shares respectively) on the dates of issuance at their fair value in accordance with ASC Topic 480, Distinguishing Liabilities from Equity, and remeasured to its fair value at each reporting period.

On June 6, 2007 the holders of Series B Warrants exercised all of their warrants to purchase an aggregate of 2,083,300 Series B convertible preferred shares of the Parent. The Company received an aggregate of US$699,989 (equivalent to RMB5,340,114) in cash and issued 2,083,300 Series B convertible preferred shares in June 2007.

On June 2, 2011 the holders of Series C Warrants exercised all of their warrants to purchase an aggregate of 1,888,396 Series C-3 convertible preferred shares of the Parent. The change in the fair value of the warrant liability of RMB2,356,037 for the year ended December 31, 2011 was recorded in the consolidated statements of comprehensive loss. The Parent received an aggregate of US$2,000,000 (equivalent to RMB12,977,201) in cash and issued 1,888,396 Series C-3 convertible preferred shares in June 2011.

The Company determined that there was no embedded beneficial conversion feature attributable to the Series B and Series C-3 convertible preferred shares, that are the underlying for the Series B warrants and Series C warrants. At the dates of exercise of the Series B and Series C warrants, the amount of the proceeds exceeded the fair value of the ordinary shares into which the Series B and Series C convertible preferred shares can be converted.

13    ORDINARY SHARES AND STATUTORY RESERVE

Ordinary Shares

Upon incorporation, the Parent’s authorized ordinary shares were 50,000 shares with a par value of US$1 per share. On May 15, 2005 and May 27, 2010 the Parent approved an 100-for-1 stock split, respectively. The total number of authorized ordinary shares as of December 31, 2011 and 2012 were 413,321,896 and the total number of issued and outstanding ordinary shares as of December 31, 2011 and 2012 were 51,880,468. The total number of authorized, issued and outstanding Series A convertible preferred shares as of December 31, 2011 and 2012 were 21,428,600. The total number of authorized, issued and outstanding Series B convertible preferred shares as of December 31, 2011 and 2012 were 34,226,200. The total number of authorized, issued and outstanding of Series C convertible preferred shares as of December 31, 2011 and 2012 were 31,023,304. All applicable share and per share amounts in the accompanying consolidated financial statements have been retroactively adjusted to reflect the effect of the share split.

Statutory Reserves

Under PRC rules and regulations, the Parent’s consolidated PRC subsidiaries and VIEs are required to appropriate 10% of their current year net profit after offsetting prior year accumulated loss, as determined in accordance with PRC accounting rules and regulations, to a statutory surplus reserve until the reserve balance reaches 50% of their registered capital. The appropriation to this statutory surplus reserve must be made before distribution of dividends to the Parent can be made.

For the years ended and as of December 31, 2011 and 2012, no appropriation to the reserve fund was made due to the accumulated loss of each of the consolidated PRC subsidiaries and VIEs.

14    SHARE-BASED COMPENSATION

2006 Share Incentive Plan

In June 2006, the Parent adopted a share incentive plan (the “2006 Plan”), pursuant to which the Parent is authorized to issue options to officers, employees, directors and consultants of the Company to purchase up to 11,507,900 of its ordinary shares (being retroactively adjusted to reflect the effect of the share split). The 2006 Plan expires in ten years.

2010 Share Incentive Plan

In June 2010, the Parent adopted a share incentive plan (the “2010 Plan”), pursuant to which the Parent is authorized to issue options and other stock-based awards to officers, employees, directors and consultants of the Company to purchase up to 13,196,337 of its ordinary shares. In August 2013, the Board of Directors increased the number of options to 22,237,980 ordinary shares.

In October 2010, the Board of Directors approved to grant options to an officer to purchase an aggregate of 1,646,948 ordinary shares at an exercise price of US$0.7 per share under the 2006 Plan. 50% of the options is exercisable one year after the Initial Public Offering (“IPO”) of the Company, and another 50% of the options is exercisable two years after the IPO of the Company. In the event that the officer does not continue to serve as a full-time employee of the Company before the IPO of the Company, all of the options will be forfeited automatically on date when the officer does not continue to serve as a full-time employee of the Company. In the event that the officer continues to serve as a full-time employee of the Company before IPO of the Company but does not serve as a full time employee of the Company after the IPO of the Company, all the options which are not exercisable and which are exercisable but yet to be exercised will be forfeited automatically on date when the officer does not continue to serve as a full-time employee of the Company. Since the options cannot be exercised until the completion of the Company’s IPO, and it is not probable that this performance condition can be achieved until the IPO is effective, no compensation expense relating to the options was recorded for the years ended December 31, 2011 and 2012. The Company will recognize compensation expenses relating to options vested cumulatively upon the completion of the Company’s IPO.

In December 2011, the Board of Directors approved to grant options to another officer to purchase an aggregate of 834,287 ordinary shares under the 2006 Plan. The exercisability and the exercise price of the options are dependent upon the completion of the Company’s IPO, as follows:

(a)	In the event that the post-IPO valuation of the Company is not less than US$1 billion, the exercise price shall be US$1.8 per share.

(b)	In the event that the post-IPO valuation of the Company is less than US$1 billion, the exercise price shall be half of the public offering price per share of the Company.

50%, 30% and 20% of the options will vest on the first, second and third anniversary of the IPO of the Company. All the options that are not exercisable due to the earlier termination of the employment relationship between the officer and the Company will become null and void upon the occurrence of such earlier termination. Since the exercisability is dependent upon the Company’s IPO, and it is not probable that this performance condition can be achieved until the IPO is effective, no compensation expense relating to the options was recorded for the years ended December 31, 2011 and 2012. The Company will recognize compensation expenses relating to options vested cumulatively upon the completion of the Company’s IPO.

In July and December 2011, total of 1,249,893 share options were granted to the Company’s employees with 25% or 40% vesting on the second or third anniversary of the grant date and the remaining 60% or 75% vesting evenly over the following 29 months or 36 months.

In July 2012, 75,675 share options were granted to the Company’s employees with 25% vesting on the third anniversary of the grant date and the remaining 75% vesting evenly over the following 36 months.

In December 2012, 305,878 share options were granted to the Company’s employees with 25% vesting on the third anniversary of the grant date and the remaining vesting evenly over the following 3 years.

A summary of share options activity for the years ended December 31, 2011 and 2012 is as follows:

	Number of Shares	Weighted average exercise price US$		Weighted remaining contractual Years	Aggregate intrinsic value US$
Outstanding as of December 31, 2010	7,837,748	0.60
Granted	2,084,180	1.59	*
Exercised	—	—
Forfeited	(199,200)	1.30
Expired	—	—

Outstanding as of December 31, 2011	9,722,728	0.66
Granted	381,553	1.90
Exercised	—	—
Forfeited	(409,864)	1.43
Expired	—	—

Outstanding as of December 31, 2012	9,694,417	0.67		5.92	3,112,534

Vested and expected to vest as of December 31, 2012	6,831,614	0.71		5.52	2,865,492

Exercisable as of December 31, 2012	3,887,383	0.09		3.46	2,865,492

*	The exercise price of 834,287 options granted to an officer is dependent upon the completion of the Company’s IPO, therefore, they were not included in the calculation of weighted average exercise price.

The Company calculated the fair value of the share options on the grant dates using the Binomial option-pricing valuation model. The assumptions used in the valuation model are summarized in the following table.

	Awards granted in
	2011	2012
Expected dividend yield	0%	0%
Expected volatility	63% - 64%	60% - 63%
Risk-free interest rate	2.74% - 4.19%	2.02% - 2.77%
Exercise multiple	2.2	2.2
Estimated fair value of underlying ordinary shares (per share)	US$0.48-0.59	US$0.64-0.84

Because the Company’s ordinary shares did not have a trading history at the time the options were issued, the expected volatility was based on the historical volatilities of comparable publicly traded companies engaged in the similar industry.

The estimated fair value of the underlying ordinary shares on each date of grant was determined by management based on a retrospective valuation conducted by American Appraisal. The Company first determined its enterprise value by using income approach, which requires the estimation of future cash flows, and the application of an appropriate discount rate with reference to comparable listed companies engaged in the similar industry to convert such future cash flows to a single present value, and then allocated the enterprise value between the ordinary shares and preferred shares.

No income tax benefit was recognized in the consolidated statements of comprehensive income (loss) for these share options as such compensation expenses were not tax deductible.

The fair values of the options granted that are not contingent upon an IPO of the Company for the years ended December 31, 2011 and 2012 are as follows:

	Year Ended December 31,
	2011	2012
	RMB	RMB
Weighted average grant date fair value of option (per share)	1.60	2.21
Aggregate grant date fair value of options	2,003,872	843,121

The amount of compensation costs recognized for share options for the years ended December 31, 2011 and 2012 is as follows:

	Year Ended December 31,
	2011	2012
	RMB	RMB
Cost of revenues	74,458	76,111
Research and development expenses	111,716	164,374
Sales and marketing expenses	52,355	124,850
General and administrative expenses	53,365	60,748

Total share-based compensation costs	291,894	426,083

As of December 31, 2012, there were unrecognized compensation costs of approximately RMB3,062,173 related to unvested share options that are not contingent upon an IPO of the Company. The unrecognized compensation costs are expected to be recognized over the remaining weighted-average vesting period of 3.9 years.

15    LOSS PER SHARE

Basic and diluted loss per ordinary share is calculated as follows:

	Year Ended December 31,
	2011	2012
	RMB	RMB
Numerator:
Net loss attributable to ordinary shareholders	(97,996,759)	(43,064,771)

Denominator:
Denominator for basic and diluted loss per share
—Weighted average number of ordinary shares outstanding	51,880,468	51,880,468

Basic and diluted loss per ordinary share	(1.89)	(0.83)

The following table summarizes potential ordinary shares outstanding excluded from the calculation of diluted loss per ordinary share for the years ended December 31, 2011 and 2012, because their effect is anti-dilutive:

	Year Ended December 31,
	2011	2012
	RMB	RMB
Shares issuable under share options	9,722,728	9,694,417
Shares issuable for conversion of preferred shares	86,678,104	86,678,104

16    RELATED PARTY TRANSACTIONS

The amounts due from related parties and amounts due to a related party are summarized as follows:

		December 31,
		2011	2012
		RMB	RMB
Amounts due from related parties
Deng Yuqiang	(i)	—	2,045,455
Zhang Xiangdong	(i)	—	1,265,454

Total due from related parties		—	3,310,909

Amount due to a related party
Deng Yuqiang	(ii)	1,470,258	—

Total amounts due to a related party		1,470,258	—

(i)	Deng Yuqiang, the Company’s co-founder and chief executive officer, and Zhang Xiangdong, the Company’s co-founder and president, borrowed RMB3,511,093 and RMB1,265,454, respectively from the Company in 2012. Part of the loan provided to Deng Yuqiang was offset by an equivalent amount of RMB1,470,258 due to him. See note below. The outstanding amounts due from Deng Yuqiang and Zhang Xiangdong as of December 31, 2012 were non-interest bearing and subsequently received by the Company in cash on August 21, 2013.
(ii)	The amount due to Deng Yuqiang represented an unsecured non-interest bearing loan of US$300,000 provided by Deng Yuqiang to the Company in 2010. The Company repaid RMB420,000 in cash during 2011. The balance of RMB1,470,258 as of December 31, 2011 was offset against an equivalent amount due from Deng Yuqiang by the Company in 2012.

17    COMMITMENTS AND CONTINGENCY

Future minimum lease payments under non-cancelable operating lease agreements as of December 31, 2012 were as follows. The Company’s leases do not contain any contingent rent payment terms.

RMB
Years ending December 31,
2013	11,186,219
2014	9,181,063
2015	3,175,816
2016	—
2017	—

Total	23,543,098

Rental expense incurred under operating leases was RMB9,141,000 and RMB13,374,000 for the years ended December 31, 2011 and 2012, respectively.

18    Sungy Data Ltd. (Parent Company)

The following presents condensed financial information of the Parent Company only.

Condensed balance sheets	December 31,
	2011	2012
	RMB	RMB
Cash	13,999,072	14,121,730
Investment in and amounts due from subsidiaries	95,240,117	126,730,258

Total assets	109,239,189	140,851,988

Amount due to a related party	1,470,258	—
Amounts due to subsidiaries	5,809,487	23,166,393

Total liabilities	7,279,745	23,166,393

Redeemable Series A convertible preferred shares	20,104,187	21,940,700

Redeemable Series B convertible preferred shares	145,085,838	159,973,556

Redeemable Series C convertible preferred shares	224,907,605	265,213,659

Ordinary shares	42,360	42,360
Accumulated other comprehensive income	39,000,863	40,335,417
Accumulated deficit	(327,181,409)	(369,820,097)

Total shareholders’ deficit	(288,138,186)	(329,442,320)

Commitments and contingencies	—	—

Total liabilities, redeemable convertible preferred shares and shareholders’ deficit	109,239,189	140,851,988

Condensed statements of operation	Year Ended December 31,
	2011	2012
	RMB	RMB
Revenues	—	—
Cost of revenues	—	—

Gross profit	—	—

Operating expenses	(856,602)	(460,046)

Operating loss	(856,602)	(460,046)

Change in fair value of warrants	(2,356,037)	—
Share of earnings (losses) of subsidiaries	(39,563,403)	15,628,070

Income (loss) before income taxes	(42,776,042)	15,168,024

Income tax expense	—	—

Net income (loss)	(42,776,042)	15,168,024

Condensed statements of cash flows	Year Ended December 31,
	2011	2012
	RMB	RMB
Net cash provided by operating activities	1,117,316	15,897,935

Investing activities:
Cash contribution into a subsidiary	—	(15,738,400)

Net cash used in investing activities	—	(15,738,400)

Financing activities:
Proceeds from exercise of warrants	12,977,201	—

Net cash provided by financing activities	12,977,201	—

Effect of foreign currency exchange rate changes on cash	(377,470)	(36,877)

Net increase in cash	13,717,047	122,658
Cash at beginning of year	282,025	13,999,072

Cash at end of year	13,999,072	14,121,730

19    SUBSEQUENT EVENTS

Management has considered subsequent events through August 21, 2013, which was the date these consolidated financial statements were issued.

[LOGO]

PART Il

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. Our fifth amended and restated memorandum and articles of association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their fraud, wilful default or dishonesty.

Pursuant to the form of indemnification agreements filed as Exhibit 10.3 to this Registration Statement, we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we issued the following securities (including options and warrants to acquire its ordinary shares):

Purchaser	Date of Sale or issuance	Number of Securities	Consideration	Underwriting Discount and Commission
Yuqiang Deng	May 27, 2010	595,200 ordinary shares	US$59.52	Not applicable

Xiangdong Zhang	May 27, 2010	595,200 ordinary shares	US$59.52	Not applicable

Yingming Chang	May 27, 2010	595,200 ordinary shares	US$59.52	Not applicable

CBC Mobile Venture Limited	June 8, 2010	18,694,765 series C-1 preferred shares	US$16,500,000	Not applicable

IDG-Accel China Growth Fund L.P.	June 8, 2010	2,619,667 series C-1 preferred shares	US$2,312,118	Not applicable

IDG-Accel China Growth Fund-A L.P.	June 8, 2010	535,336 series C-1 preferred shares	US$472,488	Not applicable

IDG-Accel China Investors L.P.	June 8, 2010	244,045 series C-1 preferred shares	US$215,394	Not applicable

WI Harper INC Fund VI Ltd.	June 8, 2010	566,508 series C-1 preferred shares	US$500,000	Not applicable

Purchaser	Date of Sale or issuance	Number of Securities	Consideration	Underwriting Discount and Commission
IDG-Accel China Growth Fund-A L.P.	June 8, 2010	599,851 C-2 preferred shares	US$370,588	Not applicable

IDG-Accel China Investors L.P.	June 8, 2010	273,456 C-2 preferred shares	US$168,941	Not applicable

IDG-Accel China Growth Fund L.P.	June 8, 2010	2,935,273 C-2 preferred shares	US$1,813,412	Not applicable

JAFCO Asia Technology Fund III	June 8, 2010	1,350,315 C-2 preferred shares	US$834,224.6	Not applicable

WI Harper INC Fund VI Ltd.	June 8, 2010	1,315,692 C-2 preferred shares	US$812,834	Not applicable

CBC Mobile Venture Limited	June 8, 2010	1,888,396 warrants	In connection with issuance of series C-1 preferred shares	Not applicable

An officer	October 1, 2010	options to purchase 1,646,948 ordinary shares	Future Service to Our company	Not applicable

Certain directors, officers, and employees	December 1, 2010	options to purchase 955,500 ordinary shares	Future Service to Our company	Not applicable

CBC Mobile Venture Limited	June 2, 2011	1,888,396 C-3 preferred shares	US$2,000,000	Not applicable

Certain directors, officers, and employees	July 1, 2011	options to purchase 228,293 ordinary shares	Future Service to Our company	Not applicable

Certain directors, officers, and employees	December 1, 2011	options to purchase 1,855,887 ordinary shares	Future Service to Our company	Not applicable

Certain directors, officers, and employees	July 1, 2012	options to purchase 75,675 ordinary shares	Future Service to Our company	Not applicable

Purchaser	Date of Sale or issuance	Number of Securities	Consideration	Underwriting Discount and Commission
Certain directors, officers and employees	December 1, 2012	options to purchase 305,878 ordinary shares	Future Service to Our company	Not applicable

We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

See Exhibit index beginning on page II-7 of this registration statement.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(I) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Guangzhou, China, on             .

Sungy Data Ltd.

By:
Name:	Yuqiang Deng
Title:	Chief Executive Officer

POWERS OF ATTORNEY

Each person whose signature appears below constitutes and appoints Yuqiang Deng and Yingming Chang as attorneys-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Yuqiang Deng	Chairman and Chief Executive Officer (principal executive officer)

Winston Li	Chief Financial Officer (principal financial and principal accounting officer)

Xiangdong Zhang	Director

Yingming Chang	Director

Aihua Huang	Director

Suning Tian	Director

Fei Yang	Director

David Ying Zhang	Director

Swee Ting Pan	Director

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duty authorized representative in the United States of Sungy Data Ltd. has signed this registration statement or amendment thereto in New York on             .

Authorized U.S. Representative

By:
Name:
Title:

SUNGY DATA LTD.

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement

3.1*	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect

3.2*	Form of Fifth Amended and Restated Memorandum and Articles of Association of the Registrant, as effective upon the completion of this offering

4.1*	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3)

4.2*	Registrant’s Specimen Certificate for ordinary shares

4.3*	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts

4.4*	Amended and Restated Shareholders’ Agreement dated July 8, 2010 among the Registrant, its ordinary shareholders, preferred shareholders and other parties named therein

5.1*	Form of opinion of Maples and Calder regarding the validity of the ordinary shares being registered

8.1*	Form of opinion of Maples and Calder regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

8.2*	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain U.S. tax matters

8.3*	Opinion of Jun He Law Offices regarding certain PRC tax matters

10.1*	2006 Global Share Plan

10.2*	2010 Global Share Plan

10.3*	Form of Indemnification Agreement between the Registrant and its director and executive officers

10.4*	Form of Employment Agreement between the Registrant and its executive officers

10.5*	Business Cooperation Agreement among Sungy Data Ltd., Jiubang Computer Technology (Guangzhou) Co., Ltd., Guangzhou Jiubang Digital Technology Co., Ltd. and its shareholders and subsidiaries

10.6*	Proxy Agreement and Power of Attorney among Sungy Data Ltd., Jiubang Computer Technology (Guangzhou) Co., Ltd., Guangzhou Jiubang Digital Technology Co., Ltd. and its shareholders

10.7*	Master Exclusive Services Agreement among Jiubang Computer Technology (Guangzhou) Co., Ltd., Guangzhou Jiubang Digital Technology Co., Ltd. and its subsidiaries

10.8*	Loan Agreement between Jiubang Computer Technology (Guangzhou) Co., Ltd. and Yuqiang Deng

10.9*	Loan Agreement between Jiubang Computer Technology (Guangzhou) Co., Ltd. and Xiangdong Zhang

10.10*	Exclusive Option Agreement among Sungy Data Ltd., Jiubang Computer Technology (Guangzhou) Co., Ltd., Guangzhou Jiubang Digital Technology Co., Ltd. and its shareholders

10.11*	Equity Pledge Agreement among Jiubang Computer Technology (Guangzhou) Co., Ltd., Guangzhou Jiubang Digital Technology Co., Ltd. and its shareholders

10.12*	Business Cooperation Agreement among Sungy Data Ltd., Jiubang Computer Technology (Guangzhou) Co., Ltd., Guangzhou Sanju Advertising Media Co., Ltd. and its shareholders

Exhibit Number	Description of Document
10.13*	Proxy Agreement and Power of Attorney among Sungy Data Ltd., Jiubang Computer Technology (Guangzhou) Co., Ltd., Guangzhou Sanju Advertising Media Co., Ltd. and its shareholders

10.14*	Master Exclusive Services Agreement among Jiubang Computer Technology (Guangzhou) Co., Ltd. and Guangzhou Sanju Advertising Media Co., Ltd.

10.15*	Exclusive Option Agreement among Sungy Data Ltd., Jiubang Computer Technology (Guangzhou) Co., Ltd., Guangzhou Sanju Advertising Media Co., Ltd. and its shareholders

10.16*	Equity Pledge Agreement among Jiubang Computer Technology (Guangzhou) Co., Ltd., Guangzhou Sanju Advertising Media Co., Ltd. and its shareholders

10.17*	Business Cooperation Agreement among Sungy Data Ltd., Jiubang Computer Technology (Guangzhou) Co., Ltd., Guangzhou Hengye Software Technology Co., Ltd. and its shareholders

10.18*	Proxy Agreement and Power of Attorney among Sungy Data Ltd., Jiubang Computer Technology (Guangzhou) Co., Ltd., Guangzhou Hengye Software Technology Co., Ltd. and its shareholders

10.19*	Master Exclusive Services Agreement among Jiubang Computer Technology (Guangzhou) Co., Ltd. and Guangzhou Hengye Software Technology Co., Ltd.

10.20*	Exclusive Option Agreement among Sungy Data Ltd., Jiubang Computer Technology (Guangzhou) Co., Ltd., Guangzhou Hengye Software Technology Co., Ltd. and its shareholders

10.21*	Equity Pledge Agreement among Jiubang Computer Technology (Guangzhou) Co., Ltd., Guangzhou Hengye Software Technology Co., Ltd. and its shareholders

10.22*	Business Cooperation Agreement among Sungy Data Ltd., Jiubang Computer Technology (Guangzhou) Co., Ltd., Guangzhou Zhiteng Computer Technology Co., Ltd., Ltd. and its shareholders

10.23*	Proxy Agreement and Power of Attorney among Sungy Data Ltd., Jiubang Computer Technology (Guangzhou) Co., Ltd., Guangzhou Zhiteng Computer Technology Co., Ltd., Ltd. and its shareholders

10.24*	Master Exclusive Services Agreement among Jiubang Computer Technology (Guangzhou) Co., Ltd. and Guangzhou Zhiteng Computer Technology Co., Ltd., Ltd.

10.25*	Exclusive Option Agreement among Sungy Data Ltd., Jiubang Computer Technology (Guangzhou) Co., Ltd., Guangzhou Zhiteng Computer Technology Co., Ltd., Ltd. and its shareholders

10.26*	Equity Pledge Agreement among Jiubang Computer Technology (Guangzhou) Co., Ltd., Guangzhou Zhiteng Computer Technology Co., Ltd., Ltd. and its shareholders

10.27*	Spousal Consent issued by the spouse of Yuqiang Deng

10.28*	Spousal Consent issued by the spouse of Yingming Chang

21.1*	Subsidiaries of the Registrant

23.1	Consent of KPMG Huazhen (SGP)

23.2*	Consent of Maples and Calder (included in exhibit 5.1)

23.3*	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in exhibit 8.2)

23.4*	Consent of Jun He Law Offices (included in exhibit 99.2)

23.5*	Consent of App Annie

Exhibit Number	Description of Document
24.1*	Powers of Attorney (included on signature page).

99.1*	Code of Business Conduct and Ethics of the Registrant.

99.2*	Opinion of Jun He Law Offices regarding certain PRC law matters.

*	To be filed by amendment.